Itaú

2013
Reference Form

Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: December 31, 2013

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or “CVM Instruction 480”)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled in the Legal Entity Taxpayer Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Commercial Registry of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (the “Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902

Investor Relations Office	The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Alfredo Egydio Setubal. The phone number of the Investor Relations Department is (5511) 2794-3547, the fax is (5511) 2794-3933 and the e-mail is investor.relations@itau-unibanco.com.br

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended December 31, 2013, December 31, 2012 and December 31, 2011.

Underwriter	Itaú Corretora de Valores S.A.

Shareholder Service	The Issuer’s shareholder services are provided at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902

Newspapers in which the issuer divulges its information	Official Gazette of the State of São Paulo and Valor Econômico

Website	http://www.itau.com.br/investor-relations. The information included in the Company’s website is not an integral part of this Reference Form

Date of last review	05/23/2014

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ITEM 1 - IDENTIFICATION OF THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE FORM

Names of people responsible for the contents of the form	Positions of the people responsible
Roberto Egydio Setubal	Chief Executive Officer
Alfredo Egydio Setubal	Investor Relations Officer

The officers mentioned above state that:

a. They have revised the reference form;

b. All information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly Articles 14 to 19;

c. The information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent to its activities and of the securities issued by it.

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ITEM 2 - AUDITORS

Items - 2.1 and 2.2 - Auditors

	2013		2012	2011

Has an auditor been engaged?			YES	YES

Auditor’s Brazilian Securities Commission (“CVM”) code	2879		2879	2879

Type of auditor

Corporate name	PricewaterhouseCoopers Auditores Independentes		PricewaterhouseCoopers Auditores Independentes	PricewaterhouseCoopers Auditores Independentes

Corporate Taxpayer’s Registry ("CNPJ") number	61.562.112/0001-20		61.562.112/0001-20	61.562.112/0001-20

Date services were contracted	1/1/2013		1/1/2012	1/1/2011
Date contracted services ended			31/12/2012	31/12/2011

		R$/thousand

	1 Agreements for the audit of the financial statements, Issue of reports required by regulatory authorities and issue of comfort letters;	39.166	1. Agreements for the audit of the financial statements, issue of reports required by regulatory authorities and issue of comfort letters;	1. Agreements for the audit of the financial statements, issue of reports required by regulatory authorities and issue of comfort letters

	2. Service agreements for assurances, preparation of audit reports for government authorities, suppliers, clients and provision of Due Diligence services;	6.773	2. Service agreements for assurance, specific audit for government authorities, suppliers, clients and provision of Due Diligence services;	2. Service agreements for the assurance, specific audit for government authorities, suppliers, clients and provision of Due Diligence services;

Description of the services contracted	3. service agreement for the review of the aspects related to the “Business Continuity Program”;	105	3. Service agreements relating assessment of vulnerability and penetration testing of applications within the Internet perimeter and review of aspects related to the Business Continuity Program;	3. Service agreements for advisory on and monitoring of Brazilian and foreign tax legislation;

	4. Other services relating to the procurement of technical material.	49	4. Service agreements for consultancy in connection with the organization of a subsidiary abroad and mapping and identification of opportunities in the prime services market;	4. Service agreements related to the limited assurance of the data of the Inventory of Greenhouse Gas Emissions;

			5. Service agreements for consultancy on tax matters;	5. Other related services for the acquisition of technical materials, training programs and consulting services for obtaining the GIPS (Global Investment Performance Standards) certification;

			6. Other services relating to the procurement of technical material and training.	6. Service agreement for the review of the aspects related to the Business Continuity Program.

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	2013	2012	2011
Total amount of the fees of the independent auditors separated by service	The fees of the independent auditors for the year ended December 31, 2013 amounted to R$46,093,000 and comprise audit services R$45,939,000 and other services R$154,000.
Justification for the replacement	Not applicable	Not applicable	Not applicable
Any reasons presented by the auditor contrasting with the Issuer's justification for their replacement	Not applicable	Not applicable	Not applicable

Person in charge
Name of the person in charge	Paulo Sergio Miron	Paulo Sergio Miron	Paulo Sergio Miron
Individual Taxpayer's Registry (CPF) number of the person in charge	076.444.278-30	076.444.278-30	076.444.278-30

Address
Venue	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400
Additional information	09-10º, 13-17º andares	09-10º, 13-17º andares	09-10º, 13-17º andares
District	Água Branca	Água Branca	Água Branca
CEP	05001-100	05001-100	05001-100
CITY CODE	11	11	11
Telephone number	3674-3746	3674-3901	3674-3901
City Code (facsimile)	3674-2030	3674-2030	3674-2030
E-mail address	paulo.miron@br.pwc.com	paulo.miron@br.pwc.com	paulo.miron@br.pwc.com

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2.3. Supply any other information that the issuer may deem relevant

The Audit Committee of Itaú Unibanco Holding S.A. is the body responsible for vouching for the performance, independence and quality of the work of the external audit companies, the committee is responsible for:

a) to supervise the work of the Conglomerate’s independent auditing companies, to assess its effectiveness and verify the compliance with applicable laws, regulation, and internal rules;

b) Establishing and disclosing, on an annual basis, the procedures for engaging services to be rendered by the companies which audit the Conglomerate’s financial statements. Revising, updating and defining: (i) The services which cannot be rendered by these companies, affecting as they would the companies’ independence and/or objectivity, (ii) Services the engagement of which has already been pre-approved by the Committee, and (iii) Services which are subject to prior submission for the Committee’s approval

c) Assessing annually with the Conglomerate’s independent audit companies: (i) The procedures for internal controls over the quality of these companies, (ii) Their independence, (iii) Questions raised by government and regulatory authorities, (iv) The relationship between these independent audit companies and the Conglomerate, and (v) The most recent revision of the company’s quality control procedures (peer review)

d) Together with the Independent Auditor, revising the scope, planning and personnel to be allocated to the execution of the Independent Auditor’s work

e) Approving the engagement of employees or service providers who have been working in the teams of the independent audit companies that render or have previously rendered audit services to the Conglomerate within the previous 12 months.

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ITEM 3 - SELECTED FINANCIAL INFORMATION

3.1- Financial information (1)

	☐ Company	☒ Consolidated

(R$)
	December 31
	2013	2012	2011

Stockholders’ equity	81,024,485,647	74,219,609,615	71,347,333,730
Total assets	1,105,721,309,697	1,014,424,676,152	851,331,535,383
Net Revenue/Income from Financial Operations	45,119,366,090	50,496,096,006	47,259,007,139
Gross income	31,524,614,653	31,134,172,891	32,835,252,912
Net income	15,695,748,624	13,593,940,171	14,620,621,197
Number of shares, former treasury shares (units) (2)	4,959,160,390	4,970,217,737	4,982,241,916
Book value per share (Reais unit) (2)	16.34	14.93	14.32
Earnings per share, net (Reais unit) (2)	3.16	2.74	2.93

(1) Financial Statement in BRGAAP

(2) For better comparability, outstanding shares as at December 31, 2012 and December 31, 2011 were adjusted by the bonus that occurred on May 21, 2013.

3.2. If the issuer disclosed in the previous year, or if it wishes to disclose in this form non-accounting measures such as EBITDA (income before interest, taxes, depreciation and amortization) or EBIT (income before interest and taxes), the issuer should:

a)	Give the values of these non-accounting measures

None.

b)	Reconcile the amounts disclosed and the amounts presented in the audited financial statements

None.

c)	Explain why it believes that this measure is the most appropriate to give a correct understanding of its financial position and the results of its operations

None.

3.3. Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change these financial statements

None.

3.4. Describe the policy on the allocation of income for the past three years, indicating:

The Board of Directors presents to the Annual Stockholders’ Meeting, together with the financial statements, a proposal for the appropriation of net income for the year, and the main appropriations are: (i) 5% to the Legal Reserve, which should not exceed 20% of the capital stock, (ii) the distribution of dividends to shareholders (see Items “b” and “c” below), and (iii) the setting up of the following statutory reserves:

•	Reserve for dividend equalization, limited to 40% of the value of the Company’s capital stock, for the purpose of paying dividends, including interest on stockholders’ equity, with the objective of maintaining the flow of payments to shareholders. This reserve will be allocated: (a) up to 50% of the fiscal year’s net income for the year, adjusted pursuant to Article 202 of the Brazilian Corporate Law, as amended, (b) up to 100% of the realized portion of reserves arising from revaluation of assets, recorded as retained earnings, (c) up to 100% of the amount of the adjustments from previous fiscal years, recorded as retained earnings, and (d) credits corresponding to the anticipated dividends.

•	Reserve for working capital stock increase, limited to 30% of the value of capital, for the purpose of guaranteeing resources for operations, to be allocated up to 20% of the fiscal year’s net income, adjusted pursuant to Article 202 of the Brazilian Corporate Law.

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•	A reserve for increases in the capital of investees, limited to 30% of the value of capital, for the purpose of guaranteeing the right of first refusal on capital increases in investees, and to be allocated up to 50% of the fiscal year’s net income, adjusted pursuant to Article 202 of the Brazilian Corporate Law.

Upon a proposal from the Board of Directors, amounts will be regularly capitalized from these reserves so that their aggregate balance never exceeds the limit of 95% of the capital stock. The balance of these reserves together with the legal reserve may not exceed the value of the capital stock.

a) Rules on the retention of earnings

There have been no changes to the rules regarding the retention of earnings over the past three years. Pursuant to the Brazilian Corporate Law, the shareholders may decide at a stockholders’ meeting, based on a proposal by management, on the retention of a portion of the net income for the year that had previously been approved as part of the capital budget. Additionally, the mandatory minimum dividend may not be paid in a year in which the management bodies announce to the Annual Stockholders’ Meeting that it is incompatible with the Issuer’s financial condition.

Over the past three years, no earnings have been retained, and the dividend amount paid by the Issuer has been equal to or higher than the mandatory minimum dividend (see item 3.5 below).

b) Rules on the distribution of dividends

Shareholders are entitled to receive as a mandatory dividend, each year, a minimum amount of twenty five per cent of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of Item I of Article 202 of the Brazilian Corporate Law, as amended, and in compliance with Items II and III of the same legal provision.

As resolved by the Board of Directors, interest on capital can be paid, including interest on capital paid or credited in the amount of the mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95. Preferred shares have priority for the receipt of the non-cumulative annual minimum dividend per share.

Additionally, management may resolve on the distribution of additional profits whenever it deems this to be convenient for the Issuer and/or its shareholders. Such distributions do not mean that there will be a distribution of profits additional to the mandatory minimum dividend in the future.

For further information on the percentages of profits distributed over the past three years, see Item 3.5 below.

On February 28, 2013, Provisional Measure No. 608 was enacted, and established that the payment of dividends and interest on capital made by financial institutions is subject to the regulations issued by the CMN. The measure is part of recent movements to implement the liquidity requirements established by Basel III standards. On March 1, 2013, the CMN issued Resolution No. 4.193, which establishes that the dividends may not be paid if the financial institution does not comply with the additional capital requirements in effect from January 1, 2016, with gradual increases until 2019.

This restriction on the payment of dividends will be progressively applied, in accordance with the level of nonconformity with the additional capital requirements. Should a financial institution’s additional capital be lower than 25% of that established by the CMN for that year, no distribution of dividends or interest on capital will be permitted. If the additional capital is between 25% and 50% of the established amount, 80% of the intended dividends and interest on capital may not be distributed. If the additional capital is higher than 50% and lower than 75% of the required amount, 60% of the dividends and interest on capital may not be distributed. If the additional capital is higher than 75% and lower than 100% of the established amount, 40% of the dividend and interest on capital may not be distributed.

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c) Frequency of the distribution of dividends

Over the past three years, the Issuer made monthly dividend payments, based on the shareholding position on the last day of the previous month, on the first working day of the subsequent month, as well as additional payments (half yearly), for which the Board of Directors defined the base date for the shareholding position and the payment date. Regarding these half yearly payments, management verifies the existing profit, determines the amount of dividends that should be distributed as mandatory dividends (see Item “a” above), calculates the monthly amount already declared and, finally, determines the outstanding balance payable on the mandatory minimum dividend. This amount is declared as a dividend “additional” to that paid monthly.

Since July 1980, the Issuer has been compensating its shareholders by means of monthly and additional payments. These additional payments have been made, historically, twice a year and are equally distributed to common and preferred shareholders.

To see the history of payments by the Issuer, please see the Investor Relations website (www.itau.com.br/investor-relations) – Corporate Governance, Rules and Policies, Itaú Unibanco’s Stock Policy > Compensation to Stockholders).

d) Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as agreements, court, administrative or arbitration decisions

None.

3.5 In a table, please indicate for each of the past three years:

R$ million
	2013	2011	2010
adjusted net income for dividend purposes	11,078	10,260	11,296
Distributed dividends	5,095	4,518	4,394
percentage of dividends per adjusted net income	46.0%	44.0%	38.9%
dividends distributed per class and type of shares:
Common shares
Interest on capital	2,150	1,891	1,897
Minimum mandatory dividend	437	398	331
Priority dividend	-	-	-
Fixed dividends	-	-	-
Preferred shares
Interest on capital	2,085	1,841	1,844
Minimum mandatory dividend	423	388	322
Priority dividend	-	-	-
Fixed dividends	-	-	-
Payment date of the minimum mandatory dividend	1st business day of the month	1st business day of the month	1st business day of the month
Rate of return in relation to stockholders’ equity	13.1%	12.6%	15.2%
Retained net income	-	-	-
Date of the retention approval	-	-	-

3.6. State whether, in the past three years, dividends were declared on retained earnings or reserves recognized in prior years

The dividends declared in 2013 amounted to R$5,095 million, and this amount was not declared using the Retained Earnings or Unrealized Revenue Reserve.

The dividends declared in 2012 amounted to R$4,518 million, and this amount was not declared using the Retained Earnings or Unrealized Revenue Reserve.

The dividends declared in 2011 amounted to R$4,394 million, and this amount was not declared using the Retained Earnings or Unrealized Revenue Reserve.

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3.7. In a table, please describe the issuer’s indebtedness ratio, indicating:

	2013	2012	2011
Total amount of debt, of any nature (in Reais)	1,021,667,917	938,164,930	777,009,087
Indebtedness ratio (current liabilities plus noncurrent liabilities divided by stockholders’ equity) (%)	12.61	12.64	10.89
If the issuer wishes, another indebtedness ratio	-	-	-

Note: Amounts in thousands of Reais (except when differently stated). Consolidated balance sheet

3.8 Liabilities in accordance with their nature and maturities

(R$ thousand)
	As of December 31, 2013
Debt	Less than one year	More than one year and less than three years	More than three years and less than five years	More than five years	Total

Secured debts	4,215,025	2,700,434	482,577	55,973	7,454,009
Debts with floating guarantees	-	-	-	-	-
Unsecured debts	600,523,283	175,093,321	97,728,624	141,868,680	1,015,213,908
Total	604,738,308	177,793,755	98,211,201	141,924,653	1,022,667,917

3.9. Supply any other information that the issuer may deem relevant

All relevant information was presented in the previous items.

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ITEM 4 – RISK FACTORS

4.1. Describe the risk factors that may influence an investment decision, particularly those related to:

The risks described in this Item 4.1 are those that we consider material for both our business and investments in our securities. If any of these risks materialize, our financial condition and our business could be negatively affected, as well as the trading prices of our securities. Accordingly, investors should carefully and thoroughly assess the risk factors described below and the other information comprehended in this document.

Additional risks that we currently consider immaterial, or of which we are not aware, may have effects similar to those previously described, if they materialize.

a) The issuer

Crises and volatility in the financial markets of countries other than Brazil may affect the global financial markets and the Brazilian economy, and, consequently, us.

The economic and market conditions of other countries, including the U.S., countries of the European Union, and emerging markets, may affect the credit availability and the volume of foreign investments in Brazil, to varying degrees. Crises in these countries may decrease investors’ interest in Brazilian assets, which may materially and adversely affect the market price of our securities, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

Banks that operate in countries considered to be emerging markets, including us, may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which may have a material adverse impact on their operations. In particular, the availability of credit to financial institutions operating in emerging markets is significantly influenced by movements of aversion to global risk. In addition, any factor impacting investors’ confidence, such as a downgrade in credit ratings or an intervention by a government or monetary authority in one of such markets, may affect the price or availability of resources for financial institutions in any of these markets, which may affect us.

Global financial crises of recent years have reduced the capacity of a number of global financial institutions to lend funds and generated losses. In addition, the downgrade of credit and debt securities ratings and uncertainty regarding the solvency of certain financial institutions and of the financial services industry in general have led to liquidity problems in the market as a whole and could have led to losses, default or bankruptcy of additional financial institutions.

The disruptions and volatility in the global financial markets caused by the recent global financial crises have brought significant consequences to Brazil and to other countries in which we operate, such as volatility in the prices of equity securities, interest rates and foreign exchange rates. Higher uncertainty and volatility resulted in a slowdown in the credit market and the economy, which, in turn, increased unemployment rates and reduced the purchasing power of consumers. Global financial crises may affect in a material and adverse way the market price of securities of Brazilian issuers and have a material adverse effect on us. Additionally, as we primarily lend to Brazilian borrowers, such events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing loan operations, resulting in an increase of the risk associated with our lending activity, which may force us to review our risk management and loan loss reserve models.

Continuing or increased disruption or volatility in the global financial markets, or even the deterioration of the economic conditions of certain countries, could lead to other negative effects on the financial and economic environment in Brazil and other countries in which we operate, which could have a material adverse effect on us, in addition to those mentioned above.

The value of our securities and derivatives is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses.

The securities and derivative financial instruments in our portfolio may cause us to record gains and losses, when sold or marked to market (in the case of trading securities), and may fluctuate considerably from period to period due to domestic and international economic conditions. If, for example, we enter into derivative transactions to hedge against decreases in the value of the Brazilian real or in interest rates and the Brazilian real appreciates or interest rates increase, we may incur financial losses and such financial losses could have a material adverse effect on us. In addition, we may incur losses from fluctuations in the market value of positions held, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indexes, and equity and commodity prices, along with various indexes on these risk factors, which could also have a material adverse effect on us.

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We cannot predict the amount of realized or unrealized gains or losses for any future period, and variations from period to period have no practical analytical value in helping us to make such a prediction. Gains or losses on our investment portfolio may not contribute to our net revenue in the future or may cease to contribute to our net revenue at levels consistent with more recent periods or may not contribute at all. We may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or in any assets of such portfolio.

Failures or defects in our business systems and human error or misconduct may adversely affect us.

Although we have in place information security controls, policies and procedures designed to minimize human error, and make continuous investments in infrastructure, management of crises and operations, the operational systems related to our business may stop working properly for a limited period of time or may be temporarily unavailable due to a number of factors. These factors include events that are totally or partially beyond our control such as power outages, interruption of telecommunication services, generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyber-attacks or unauthorized disclosures of personal information in our possession.

Operating failures, including those that result from human error and fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, regulatory fines, sanctions, intervention, reimbursements and other indemnity costs, all of which may have a material adverse effect on us.

Exposure to the Brazilian federal government debt may adversely affect us.

Like most Brazilian banks, we invest in debt securities issued by the Brazilian government. As of December 31, 2013, approximately 15.8% of all our assets and 61.0% of our securities portfolio were comprised of these debt securities. Accordingly, any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, may have a material adverse effect on us.

Inadequate pricing methodologies for insurance, pension plan and capitalization products may adversely affect us.

Our insurance and pension plan subsidiaries establish prices and calculations for our insurance and pension products based on actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include a number of assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment, including as to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity and persistency. We could suffer losses due to events that are contrary to our expectations directly or indirectly associated to biometric and economic assumptions, as well as to the actuarial bases used for contribution and provision calculations, may take place.

Although the pricing of our insurance and pension plan products and the adequacy of the associated reserves are reassessed on a yearly basis, we cannot accurately determine whether our assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits, claims, and expenses. Accordingly, the occurrence of significant deviations from our pricing assumptions could have an adverse effect on the profitability of our insurance and pension products. In addition, if we conclude that our reserves and future premiums are insufficient to cover future policy benefits and claims, we will be required to increase our reserves and record these effects in our financial statements, which may have a material adverse effect on us.

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Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses.

Our risk management methods, procedures and policies, including our statistical models and tools for risk measurement, such as value at risk (VaR), and default probability estimation models, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil, to assess clients’ creditworthiness we rely largely on credit information available from our own databases, on certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantified modeling may not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to material unexpected losses.

Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed and on our ability to build these risks into our pricing policies. We estimate our allowance for loan losses according to regulatory principles. The calculation also involves significant judgment on the part of our management. Those judgments may prove to be incorrect or change in the future depending on information as it becomes available. These factors may adversely affect us.

Damages to our reputation could harm our business and outlook.

We are highly dependent on our image and credibility to generate business. A number of factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, shareholders, investors, supervisors, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, clients data leakage, inadequate behaviors by our employees, and third-party failures in risk management, among others. In addition, certain significant actions taken by a third party, such as competitors or other market participants, may indirectly damage our reputation with clients, investors and the market in general. Damages to our reputation could have a material adverse effect on us.

The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us.

As part of our growth strategy in the Brazilian financial sector, we engaged in a number of mergers, acquisitions and partnerships with other companies and financial institutions in the past and may carry out further transactions in the future. However, any such transactions involve risks, such as the possible incurrence of unanticipated costs as of result of difficulties in integrating systems, finance, accounting and personnel platforms, or the occurrence of unanticipated contingencies. In addition, the expected operating and financial synergies and other benefits from such transactions may not be achieved.

There is also the risk that antitrust and other regulatory authorities may impose restrictions or limitations on the transactions or on the businesses that arise from certain combinations.

If we are unable to take advantage of business growth opportunities, cost savings and other benefits we anticipate from mergers and acquisitions, or if we incur greater integration costs than we have estimated, then we may be adversely affected.

b) Its parent company, direct or indirect, or control group

Our controlling shareholder has the ability to direct our business.

On December 31, 2013, IUPAR, our controlling shareholder, directly held 51% of our common shares and 25.54% of our total capital. Please see item 8.2. Therefore, IUPAR has the power to control us, including the power to elect and dismiss the members of our Board of Directors and officers and determine the outcome of any act that requires the approval of shareholders, including transactions with related parties, corporate restructuring processes and the payment of dividends.

IUPAR is jointly controlled by Itaúsa and Cia. E. Johnston, which, in turn, are controlled by the families Egydio de Souza Aranha and Moreira Salles, respectively. The interests of IUPAR, Itaúsa, Cia. E. Johnston and the families Egydio de Souza Aranha and Moreira Salles may be different from the interests of the other shareholders.

Our Board of Directors is currently composed of 12 members, four of which are independent, in accordance with our corporate governance policy. A significant number of the members of our Board of Directors participate in the decision-making processes in which they are more interested than the independent members would be. As a result, the interests of these members may, sometimes, be different from those of our minority shareholders. Additionally, some of our members are affiliates of IUPAR and there may be circumstances in which there are conflicts of interest of IUPAR and its affiliates with the interest of our other shareholders. When there are these or other conflicts of interest, our minority shareholders will depend on the exercise, by the members of our Board of Directors, of their fiduciary duties as members of a Board of Directors.

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c) The shareholders

In compliance with our bylaws, we must pay to our shareholders and ADSs holders, as dividends or interest on capital, 25% of our annual net income, calculated and adjusted in accordance with Brazilian Corporate Law, which may be substantially different from our net income calculated in accordance with other accounting criteria. Net income may be used to offset losses or retained, as set forth in Brazilian Corporate Law, and it may not be made available for the payment of dividends or interest on capital. The payment of dividends or interest on capital is not mandatory in financial years that our Board of Directors determines that the distribution of dividends is not compatible with our financial position at that time.

Additionally, due to the implementation of the Basel III rules, if we do not comply with the capital requirements of the National Monetary Council (CMN), the Central Bank of Brazil may reduce the amount of dividends or even determine that they should not be paid.

Please see item 7.5 (a), Basel III Structure, Implementation of Basel III in Brazil, for further details on the payments to ADSs holders and capital requirements of CMN.

The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire.

The investment in securities traded in emerging markets frequently involves a risk higher than an investment in securities of issuers from the U.S. or other developed countries, and these investments are generally considered more speculative. The Brazilian securities market is smaller, less liquid, more concentrated and can be more volatile than markets in the U.S. and other countries. Thus, an investor’s ability to sell preferred shares underlying ADSs at the price and time the investor desires may be substantially limited.

The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances.

Pursuant to our Bylaws, the holders of preferred shares and therefore of our ADSs are not entitled to vote in our general shareholders’ meetings, except in specific circumstances. Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these shareholders, as mentioned below.

According to the provisions of the ADSs deposit agreement, in the event of a general shareholders’ meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in such general shareholders’ meeting, and ADS holders should instruct the depositary bank on how to vote in order to exercise their voting rights. This additional step of instructing the ADS depositary bank may make the process for exercising voting rights longer for ADS holders.

d) Its subsidiaries and affiliated companies

As we are a holding company, the risk factors that may influence the decision to invest in our securities arise essentially from the risk factors to which our subsidiary and affiliated companies are exposed, as described in Item 4.1.

e) Its suppliers

We are not exposed to risks related to our suppliers that could materially influence the decision to invest in our securities.

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f) Its clients

Changes in the profile of our business may adversely affect our loan portfolio.

While the quality of our loan portfolio is associated with the default risk in the sectors in which we operate, changes in our business profile may occur due to our organic growth or merger and acquisition activity, changes in the local economic scenario and, to a lesser extent, in the international scenario, in addition to changes in the tax regimes applicable to the sectors in which we operate, among other factors. Any changes affecting any of the sectors to which we have significant lending exposure may have a material adverse impact on us. Furthermore, our historical loan loss experience may not be indicative of our future loan losses.

For example, in recent years, Brazilian banks have experienced an increase in loans to consumers, particularly in the automotive sector. However, this increased demand for vehicle financing was subsequently followed by Brazilian families becoming highly indebted, which led the automotive sector to face high nonperforming loan rates, giving rise to loan losses for financial institutions due to an increased volume of provisions and a decrease in loans for vehicle acquisition.

We may incur losses associated with counterparty exposure risks.

We may incur losses if any of our counterparties fail to meet their contractual obligations, due to bankruptcy, lack of liquidity, operational failure or other reasons that are exclusively attributable to our counterparties. This counterparty risk may arise, for example, from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediaries. We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients, and their failure to meet their contractual obligations may adversely affect us.

g) Economic sectors in which the issuer operates

Changes in economic conditions may adversely affect us.

Our operations are dependent upon the performance of the Brazilian economy and, to a lesser extent, the economies of other countries in which we do business. The demand for credit and financial services, as well as clients’ ability to pay, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Therefore, any significant change in the Brazilian economy and, to a lesser extent, in the economies of other countries in which we do business may affect us.

Despite Brazil’s high economic growth in recent years, growth rates began to slow down in 2011. Growth may be limited by a number of factors, including structural factors, such as inadequate infrastructure (risks of potential energy shortages, deficiencies in the transportation sector, among others) and lack of qualified professionals, which contribute to reduce the country’s productivity and efficiency levels. Depending on their intensity, these factors could lead to decreasing employment rates and to lower income and consumption levels, which could result in increased default rates and, therefore, have a material adverse effect on us.

Brazilian authorities exercise influence on the Brazilian economy. Changes in monetary, fiscal and foreign exchange policies and in the Brazilian government’s structure may adversely affect us.

Brazilian authorities intervene from time to time in the Brazilian economy, through changes in fiscal, monetary, and foreign exchange policies, which may adversely affect us. These changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our clients' ability to pay and, consequently, affecting us.

In addition, changes in the Brazilian government’s structure may result in changes in government policies, which may affect us. This uncertainty may, in the future, contribute to an increase in the volatility of the Brazilian capital markets, which, in turn, may have an adverse impact on us. Other political, diplomatic, social and economic developments in Brazil and abroad that affect Brazil may also affect us.

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Inflation and fluctuations in interest rates may have a material adverse effect on us.

Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy. Measures to combat high inflation rates include a tightening of monetary policy, with an increase in the SELIC interest rate, resulting in restrictions on credit and short-term liquidity, which may have a material adverse effect on us. Changes in interest rates may have a material effect on our net margins, since they impact our funding and credit granting costs.

In addition, increases in the SELIC interest rate could reduce demand for credit, increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in the SELIC interest rate could reduce our gains from interest-bearing assets, as well as our margins.

Instability of foreign exchange rates may negatively affect us.

Brazil has a floating foreign exchange rate system, pursuant to which the market establishes the value of the Brazilian real in relation to foreign currencies. However, the Central Bank intervenes in the purchase or sale of foreign currencies for the purpose of easing variations and reducing volatility of the foreign exchange rate. In spite of those interventions, the foreign exchange rate may significantly fluctuate. In addition, in some cases, interventions made with the purpose of avoiding sharp fluctuations in the value of the Brazilian real in relation to other currencies may have the opposite effect, leading to an increase in the volatility of the applicable foreign exchange rate.

Instability in foreign exchange rates may have a material adverse effect on us, since a potential depreciation of the Brazilian real could have adverse effects on our business, including (i) losses on our liabilities denominated in or indexed to foreign currencies; (ii) a decrease in our ability to pay for obligations denominated in or indexed to foreign currencies, as it would be more costly for us to obtain the foreign currency required to meet such obligations; (iii) a decrease in the ability of our Brazilian borrowers to pay us for debts denominated in or indexed to foreign currencies, and (iv) negative effects on the market price of our securities portfolio. On the other hand, an appreciation of the Brazilian real could cause us to incur losses on assets denominated in or indexed to foreign currencies. For further information on how the effects of these variables may affect us, please see “The value of our securities and derivatives is subject to market fluctuations due to changes in Brazilian or international economic conditions and may produce material losses” below.

An expansionist fiscal policy may affect us.

An excessively expansionist fiscal policy, combined with increased intervention by the Brazilian government in the economy, could generate a loss of confidence of local and foreign investors. Less credibility could lead to the downgrading of the Brazilian sovereign debt, and negatively impact the local economy, causing the depreciation of the Brazilian real, an increase in inflation and interest rates and a deceleration of economic growth, thus adversely affecting us.

The increasingly competitive environment and recent consolidations in the Brazilian banking industry may have a material adverse effect on our business.

The Brazilian market for financial and banking services is highly competitive. We face significant competition from other large Brazilian and international banks. Competition has increased as a result of recent consolidations among financial institutions in Brazil and of regulations that increase the clients’ ability to switch business between financial institutions. Please refer to item 7.5 (a) - Antitrust Regulation for further information about the competition on the Brazilian Markets. Such increased competition may adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on banking and other services and products we offer

h) Regulation of the sectors in which the Issuer operates

Changes in applicable law or regulations may have a material adverse effect on our business.

Changes in the law or regulations applicable to financial institutions may affect our ability to grant loans and collect debts in arrears, which may have an adverse effect on us. Other changes, including with respect to restrictions on remittances abroad and other exchange controls, may also have a material effect on us. In addition, the interpretation of the law by courts and agencies in a manner that differs from our legal advisors’ opinions may have a material impact on us.

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Financial crises may also cause the Brazilian government to change laws and regulations applicable to Brazilian financial institutions. For example, in response to the global financial crisis which began in late 2007, Brazilian national and intergovernmental regulatory entities, such as the Basel Committee on Banking Supervision, proposed regulatory reforms to prevent the recurrence of similar crises, including the Basel III framework, which increased minimum regulatory capital requirements. Please refer to section Our Risk Management, item Regulatory Environment, Basel III Framework for further details about regulatory capital requirements. Based on our current regulatory capital ratios, as well as our assumptions on expected returns and asset growth, we do not anticipate that additional capital will be required to support our operations in the near future.

Moreover, the Brazilian Congress is considering enacting new legislation that, if signed into law as currently drafted, could adversely affect us, including by making the collection of amounts from insolvent individual borrowers more difficult.

We also have operations in countries outside of Brazil, including Argentina, Chile, Colombia, Paraguay, Portugal, United Kingdom, Uruguay and the United States. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States, and related regulations, may have an adverse effect on us.

Increases in compulsory deposit requirements may have a material adverse effect on us.

Compulsory deposits are reserves that financial institutions are required to maintain with the Central Bank. Compulsory deposits generally do not provide the same returns as other investments and deposits because a portion of these compulsory deposits does not bear interest; instead, these funds must be held in Brazilian federal government securities and used to finance government programs, including a federal housing program and rural sector subsidies. The Central Bank has periodically changed the minimum level of compulsory deposits. Increases in such level reduce our liquidity to grant loans and make other investments and, as a result, may have a material adverse effect on us.

We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

We operate in a number of credit and financial services related sectors through entities under our control. For regulation or supervision purposes, the Central Bank treats us and our subsidiaries and affiliates as a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank, particularly in the activities carried out by any of our subsidiaries and affiliates, could have a material adverse impact on our other subsidiaries and affiliates and, ultimately, on us.

If we or any of our financial subsidiaries become insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims on our assets and the assets of our consolidated financial subsidiaries. In this case, credits of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process.

Tax reforms may have a material adverse impact on us.

The Brazilian government regularly amends tax laws and regulations, including by creating new taxes, which can be temporary, and changing tax rates or their calculation basis, including in respect of tax rates applicable solely to the banking industry. Tax reforms may reduce the volume of our transactions, increase our costs or limit our profitability, and thus have a material effect on us.

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i) Foreign countries in which the Issuer operates

The risk factors related to foreign countries that could influence the decision to invest in our securities are described in sub-items (a), (f), (g) and (h) of this Item 4.1.

4.2. In relation to each of the risks mentioned above, if relevant, comment on expectations regarding any possible reduction or increase in the exposure of the issuer to such risks.

Beyond that described in item 4.1 there is no relevant expectation of any reduction or increase in the exposure to the risks of the Issuer mentioned.

4.3. Describe any legal, administrative or arbitration proceedings to which the issuer or its subsidiaries are party, specifying labor, tax and civil claims, and others: (i) that are not confidential, and (ii) that are relevant to the business of the issuer or its subsidiaries, indicating:

There are no legal, administrative or arbitration proceedings to which the Issuer is party or that are not confidential and are material to its activities.

With respect to the subsidiaries, the proceedings which the Issuer deems to be significant due to their amounts (base date December 31, 2013) are as follow:

Civil Proceedings

Case No. 2007.51.01.001894-7

a.	Court: 22nd Federal Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)

b.	Jurisdiction: Lower Court

c.	Filing date: February 5, 2007

d.	Parties to the proceedings: Association of Minority Shareholders of Publicly-Held Companies (Associação dos Acionistas Minoritários em Cia. de Capital Aberto) vs. Banco Banerj S.A. (“Banerj”), Banco do Estado do Rio de Janeiro S.A. (“Berj”), State of Rio de Janeiro and Central Bank of Brazil

e.	Amounts, assets or rights involved: R$4,741,452,260.00 (originally claimed amount)

f.	Main facts: The plaintiff challenges Berj’s capital increase, carried out as part of the measures for Banerj’s privatization, which would allegedly dilute the shareholding interest of the minority shareholders. It requests the annulment of the Stockholders’ Meeting that approved the capital increase, and the joint obligation of Berj, the State of Rio de Janeiro, Banerj and the Central Bank of Brazil for the payment of the alleged losses caused to the minority shareholders of the former Berj.

g.	Chance of loss: Remote.

h.	Analysis of impact in the event of an unfavorable decision: To indemnify the minority shareholders for the alleged losses caused by the measures adopted by the majority shareholder – the State of Rio de Janeiro – to the former Banerj.

i.	Amount of provision, if any: No provision.

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Case No. 2005.70.00.027997-3

a.	Court: 6th Federal Court - Curitiba - State of Paraná

b.	Jurisdiction: Federal Supreme Court

c.	Filing date: October 13, 2005

d.	Parties to the proceedings: State of Paraná and Public Prosecution Office of the State of Paraná vs. Federal Government, Central Bank of Brazil and Itaú Unibanco S.A.

e.	Amounts, assets or rights involved: R$3,738,621,318.72 (originally claimed amount)

f.	Main facts: The plaintiffs require indemnification for damages allegedly incurred by the State of Paraná as a result of the incorrect evaluation of tax credits in the privatization process of Banco Banestado S.A., which caused this government institution to take out a loan supposedly greater than necessary to restructure the financial institution in the pre-privatization period. The proceedings were challenged in court based on the claim that the tax credits were properly evaluated, and the case is awaiting the decision of the Federal Supreme Court, where the matter is being considered as an original lawsuit. It should be noted that, as set forth by the law, the privatization of Banestado was carried out through an invitation to bid. Additionally, at the time of the privatization, the tax credits were evaluated by independent banks.

g.	Chance of loss: Remote.

h.	Analysis of impact in the event of an unfavorable decision: Payment to the State of Paraná of the amount corresponding to the tax credits.

i.	Amount of provision, if any: No provision.

Case No. 2000.51.01.030509-7

a.	Court: 2nd Federal Court of the Judicial Section of Rio de Janeiro (State of Rio de Janeiro)

b.	Jurisdiction: Federal Regional Court of the 2nd Region

c.	Filing date: November 21, 2000

d.	Parties to the proceedings: Federal Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), State of Rio de Janeiro and Caixa Econômica Federal.

e.	Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).

f.	Main facts: This is a Brazilian Class Action involving aspects of Banerj's privatization process. The so-called "B Account" (an escrow account) was set up by means of a bank loan between Caixa Econômica Federal and the State of Rio de Janeiro amounting to R$942,399,095.28. The purpose of this account is to ensure the refund to the purchaser of Banerj, awarded in lawsuits filed based on events that took place before the privatization closing date. In this proceeding, the Federal Public Prosecution Office requires the partial annulment of the agreement that authorized the transfer of the said amount to the “B Account”, as well as the joint obligation of the defendants to refund amounts unduly withdrawn, by allegedly unlawful procedures adopted for the settlement of labor claims filed by Banerj’s former employees.

g.	Chance of loss: Remote.

h.	Analysis of impact in the event of an unfavorable decision: To refund the amounts of the labor settlements, which were paid with funds from the “B Account”, and to prevent any new withdrawals from the “B Account”.

i.	Amount of provision, if any: No provision.

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Case No. 2003.51.01.028514-2

a.	Court: 2ndFederal Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)

b.	Jurisdiction: Federal Regional Court of the 2nd Region

c.	Filing date: December 5, 2003

d.	Parties to the proceedings: Federal Public Prosecution Office, Public Prosecution Office of the State of Rio de Janeiro and Labor Public Prosecution Office vs. Itaú Unibanco S.A.; Banco Banerj S.A. (“Banerj”), Gilberto Carlos Frizão, Manuel Antonio Granado and Otávio Aldo Ronco.

e.	Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).

f.	Main facts: This is a Brazilian Class Action based on alleged administrative improbity, involving aspects of Banerj’s privatization process, related to the setup and use of the so-called “B Account”. In this proceeding, the plaintiffs claim that there was an undue withdrawal of funds deposited in the “B Account” through allegedly unlawful procedures adopted in relation to labor claims filed by Banerj’s former employees (i.e. the non-filing of the applicable appeals), for which reason they ask that any withdrawal from the “B Account” be previously submitted to the Finance Secretary of the State of Rio de Janeiro for approval, and assert the joint obligation of the defendants to refund the amounts unduly withdrawn and for sentencing under the penalties set forth in the Brazilian Improbity Law (Law n.º 8,429/1992), due to the administrative improbity of the individuals charged.

g.	Chance of loss: Remote.

h.	Analysis of impact in the event of an unfavorable decision: To refund the amounts unduly withdrawn from the “B Account”.

i.	Amount of provision, if any: No provision

Tax claims

Case No. 204.699/05

a.	Court: Municipal Tax Foreclosures of São Paulo

b.	Jurisdiction: Appellate Court – Court of Justice of the State of São Paulo

c.	Filing date: November 22, 2005

d.	Parties to the proceedings: Municipality of São Paulo vs. Cia. Itauleasing de Arrendamento Mercantil

e.	Amounts, assets or rights involved: R$1,783,001,851.49 (December 2013)

f.	Main facts: A claim has been filed for the collection of service tax (“ISS”) on lease operations carried out throughout the country, where the location where the service was provided and the calculation basis are being challenged.

g.	Chance of loss: Remote

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: No provision

Case No. 2003.61.00.003618-5

a.	Court: 25th Civil Court of the Federal Justice of São Paulo

b.	Jurisdiction: Appellate Court - Federal Regional Court of the 3rd Region

c.	Filing date: January 29, 2003

d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Banco Itaú S/A

e.	Amounts, assets or rights involved: R$1,383,900,859.37 (December 2013)

f.	Main facts: We dispute the legality of IN No. 213/02, particularly the non-requirement of IRPJ/CSLL taxation on the exchange variations of investment abroad.

g.	Chance of loss: Remote (R$1,368,071,917.02) and Possible (R$15,828,942.35)

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: No provision

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Case No. 16327.721052/2011-31

a.	Court: Secretariat of the Federal Revenue Service of Brazil

b.	Jurisdiction: 2nd Level Administrative Court

c.	Filing date: September 20, 2011

d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Banco Itauleasing S/A

e.	Amounts, assets, or rights involved: R$756,257,938.51 (December 2013)

f.	Main facts: Tax assessment notices related to PIS/COFINS on profits from sales of leased assets.

g.	Chance of loss: Remote

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: No provision

Case No. 16327.721830/2011-92

a.	Court: Secretariat of the Federal Revenue of Brazil

b.	Jurisdiction: Lower Level Administrative Court

c.	Filing date: December 28, 2011

d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Cia. Securitizadora de Créditos Financeiros

e.	Amounts, assets or rights involved: R$973.785.683,83 (December 2013)

f.	Main facts: Refers to the IRPJ and CSLL payable for the calendar year 2007 on an acquisition, related to the difference between the credit face value and its acquisition cost.

g.	Chance of loss: Remote

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged

i.	Amount of provision: No provision

Case No. 16327.721131/2012-23

a.	Court: Secretariat of the Federal Revenue of Brazil

b.	Jurisdiction: Lower Level Administrative Court

c.	Filing date: September 24, 2012

d.	Parties to the proceedings: Federal Revenue Service of Brazil vs. BFB Leasing S/A Arrendamento Mercantil

e.	Amounts, assets or rights involved: R$619,938,298.62 (December 2013)

f.	Main facts: Tax assessment notices related to PIS/COFINS on profit from sales of assets leased from January 2010 through December 2011.

g.	Chance of loss: Remote

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: No provision

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Case No. 16327.721476/2012-87

a.	Court: Secretariat of the Federal Revenue of Brazil

b.	Jurisdiction: Lower Level Administrative Court

c.	Filing date: December 13, 2012

d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Unibanco – União de Bancos Brasileiros S/A

e.	Amounts, assets or rights involved: R$602,417,983.21 (December 2013)

f.	Main facts: Notice of Assessment of IRPJ/CSLL plus voluntary fine, isolated fine and interest in arrears, due to the disallowance of amounts accounted for as the amortization of goodwill related to the acquisition of Banco Bandeirantes S/A and its subsidiary companies.

g.	Chance of loss: Remote.

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: No provision

Case No. 16327.721481/2012-90

a.	Court: Secretariat of the Federal Revenue of Brazil

b.	Jurisdiction: Lower Level Administrative Court

c.	Date of filing: December 14, 2012

d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A

e.	Amounts, assets or rights involved: R$697,837,311.91 (December 2012)

f.	Main facts: Notice of assessment of social security contribution collectible on profit-sharing and bonuses paid to employees from January 2007 through December 2008, as well as on the SAT amounts and contributions made to benefit third parties (educational allowances).

g.	Chance of loss: Remote (R$284,267,388.21) and Possible (R$413,569,923.70)

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: No provision

Case No. 16327.720115/2012-13

a.	Court: Secretariat of the Internal Revenue Service of Brazil

b.	Jurisdiction: 2nd Level Administrative Court

c.	Date of filing: February 1, 2012

d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Unibanco - União de Bancos Brasileiros S/A

e.	Amounts, assets or rights involved: R$530,134,804.37 (December 2013)

f.	Main facts: Notice of assessment of IRPJ tax and CSLL contribution for calendar year 2007 on alleged excess distribution of interest on capital in previous years.

g.	Chance of loss: Possible

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: No provision

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Case No. 2006.61.00.011829-4

a.	Court: 2nd Civil Court of the Federal Justice of São Paulo

b.	Jurisdiction: Appellate Court – Federal Regional Court of the 3rd Region

c.	Date of filing: May 29, 2006

d.	Parties to the proceedings: Itaucard Financeira S/A Credito Fin. Investimento et al vs. Head of the Special Office for Financial Institutions of the Federal Revenue of Brazil l

e.	Amounts, assets or rights involved: R$1,260,378,391.14 (December 2013)

f.	Main facts: Injunction filed to avoid the expansion of the basis for calculating PIS and COFINS, introduced by Article 3rd, paragraph 1 of Law 9,718/98.

g.	Chance of loss: Probable

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: R$1,260,378,391.14

Case No. 2009.61.00.007837-6

a.	Court: 21st Civil Court of the Federal Justice of São Paulo

b.	Jurisdiction: Appellate Court – Federal Regional Court of the 3rd Region

c.	Date of filing: March 27, 2009

d.	Parties to the proceedings: BFB Leasing vs. Head of the Special Office for Financial Institutions of the Internal Revenue Service of Brazil

e.	Amounts, assets or rights involved: R$1,686,225,127.16 (December 2012)

f.	Main facts: Injunction filed to avoid the application of Law 11,727/08, which increased the CSLL rate for financial institutions from 9% to 15%, due to the violation of the isonomy principle.

g.	Chance of loss: Probable

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: R$1,686,225,127.16

Case No. 2008.61.00.014763-1

a.	Court: 11th Federal Civil Court of São Paulo/SP

b.	Jurisdiction: Appellate Court – Federal Regional Court of the 3rd Region

c.	Date of filing: June 23, 2008

d.	Parties to the proceedings: Dibens Leasing S.A. Arrendamento Mercantil et al vs. Head of the Special Office for Financial Institutions of the Internal Revenue Service of Brazil (“DEINF”)

e.	Amounts, assets or rights involved: R$747,953,160.23 (December 2013)

f.	Main facts: Injunction preventively filed to avoid the petitioners to be subject to rate’s increase from 9% to 15%, making them equivalent to the other taxpayers that are subject to the lower rate. Injunction rejected. The ruling was judged to be unfounded. The appeal filed by the plaintiff is awaiting decision.

g.	Chance of loss: Possible

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: R$747,953,160.23

Case No. 10480.729104/2013-21

a.	Court: Secretariat of the Internal Revenue Service of Brazil

b.	Jurisdiction: Lower Level Administrative Court

c.	Date of filing: August 8, 2013

d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Hipercard Banco Múltiplo S/A

e.	Amounts, assets or rights involved: R$531,898,785.15 (December 2013)

f.	Main facts: IRPJ and CSLL tax assessment notice, from 2008 to 2010, for not adding the expenses arising out of amortization of goodwill related to the acquisition of Hipercard, as well as expenses resulting from interest on capital and discounts granted. There is also the collection of insufficient CSLL related to 2008 adjustment and separate fine.

g.	Chance of loss: Remote (R$273,193,771.02) and Possible (R$258,705,014.13)

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: No provision

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Case No. 16327.721796/2011-56

a.	Court: Brazilian Federal Revenue Service

b.	Jurisdiction: Administrative Appellate Court

c.	Filing date: December 23, 2011

d.	Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S/A

e.	Amounts, assets or rights involved: R$ 1,448,616,221.61 (December 2013)

f.	Main facts: Assessment notice aimed at the collection of social security tax due as a result of compensation allegedly paid arising from the granting of stock options to some officers and non-declaration in the Social Security Information Form (GFIP) of the correct amounts in March, April, May and December 2006.

g.	Chance of loss: Remote (R$ 1,316,603,240.41) and Possible (R$ 132,012,981.20)

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: No provision.

Case No. 16327.721798/2011-45

a.	Court: Brazilian Federal Revenue Service

b.	Jurisdiction: Administrative Appellate Court

c.	Filing date: December 23, 2011

d.	Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S/A

e.	Amounts, assets or rights involved:R$ 690,708,004.99 (December 2013)

f.	Main facts: Assessment notice requiring the payment of a fine, under Article 9 of Law No. 10,426/2002, due to the alleged failure to withhold income tax on the amounts arising from the grant of stock options to officers.

g.	Chance of loss: Remote (R$ 626,736,702.07) and Possible (R$ 63,971,302.92)

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: No provision.

On June 25, 2013, we received an assessment notice from the Brazilian Federal Revenue Service alleging that Itaú Unibanco Holding did not pay approximately R$ 11,884.7 million in income tax, plus fines and accumulated interest, and approximately R$ 6,867.0 million in social contribution, plus fines and accumulated interest in 2008 arising from the transaction that led to the association of Itaú Holding and Unibanco Holdings S.A. The Brazilian Federal Revenue Service claims that other types of transactions should have been carried out. However, the transaction suggested by the Federal Revenue Service is not supported by the rules applicable to financial institutions.

On January 30, 2014, we were informed that the Federal Revenue Service ratified the notice in a non unanimous decision. We will appeal against this decision in the Administrative Council of Fiscal Appeals. We continue to defend that the transactions that were carried out were appropriate and legitimate, and were approved by the administrative bodies of the companies involved and their respective shareholders and, subsequently, also sanctioned by the proper regulatory authorities, including the Brazilian Securities Commission (CVM), the Central Bank of Brazil and the Brazilian Antitrust Authority (CADE). Together with our external legal advisors, we believe that the chance of loss in this tax claim is remote.

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Labor Claims

The Issuer did not identify any labor claims in progress at December 31, 2013 as being significant in terms of the matters or amounts involved. This was also true of its subsidiary companies.

Administrative or arbitration proceedings

The Issuer did not identify any administrative proceedings (except for administrative tax claims, mentioned above) or arbitration proceedings in progress as at December 31, 2013 as being significant in terms of the matters or amounts involved.

4.4. Describe the legal, administrative or arbitration procedures that are not confidential to which the issuer or its subsidiaries are party and to which the opposing parties are management members or former management members, parent companies or former parent companies, or investors of the issuer or its subsidiaries, informing:

The Issuer is not a party to proceedings filed either by its management members or former management members, or by its controlling shareholders or former controlling shareholders.

The Issuer and its subsidiaries carry out corporate transactions that are sometimes contested by minority shareholders who dispute the amounts paid for their shares. The civil lawsuits filed by investors of the Issuer are as follow:

The civil lawsuits filed by investors of subsidiaries of the Issuer are as follow:

Case No. 000.00.643149-6

a.	Court: 8thCivil Court of the Central Court House of the Judicial District of the Capital City of São Paulo.
b.	Jurisdiction: Appellate Court.
c.	Filing date: November 27, 2000.
d.	Parties to the proceedings: Sumatra Comércio e Indústria, Importações e Exportações Ltda. and João Antonio Lian vs. Banco Bandeirantes S/A
e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: Action seeking (i) the annulment of resolutions passed at Banco Bandeirantes’ general meetings held in the years 1999 and 2000, in connection with the fiscal years 1998 and 1999, and to disapprove the financial statements and developments resulting from these resolutions, mainly agreements for the assignment of credits entered into by Banco Bandeirantes and Portonovo, which should be cancelled, revoking the effects deriving from these agreements, and (ii) to recover damages sustained by the plaintiffs as a result of these credit assignment agreements. Action found invalid, pending the consideration of a special appeal.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Amount to be calculated
i.	Amount of provision, if any: No provision

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Case No. 000.00.619716-7

a.	Court: 7th Civil Court of the Central Court House of the Judicial District of the Capital City of São Paulo (SP)
b.	Jurisdiction: Superior Court of Appeals
c.	Date of filing: October 5, 2000
d.	Parties to the proceedings: Sumatra Comércio e Indústria, Importações e Exportações Ltda. and João Antonio Lian vs. Banco Bandeirantes S/A
e.	Amounts, assets and rights involved: R$174,782,148.53 (December 2013)
f.	Main facts: Action whereby the plaintiffs seek to benefit from the same terms provided in the agreement entered into by the defendants and other minority shareholders of Banco Bandeirantes, ensuring them all the rights set forth therein. Request found valid by the TJSP. Special appeal provided to suspend UBB and Bandeirantes’ legitimacy regarding acts committed by the former parent company. We must await the filing for conflict or ruling.
g.	Chance of loss: Possible
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.
i.	Amount of provision, if any: No provision

Case No. 51718900-0

a.	Court: (iii) 39th Civil Court of the Central Court House of the Judicial District of the Capital City of São Paulo (SP)
b.	Jurisdiction:(iii) Lower Level Court
c.	Date of filing:(iii) February 17, 2000
d.	Parties to the proceedings: The Estate of Yerchanik Kissajikian vs. Banco Bandeirantes S/A
e.	Amounts, assets and rights involved: R$0.00
f.	Main facts: Action wherein the plaintiffs seek adjudication on the right to subscribe R$300,000.00, as well as the adjudication of damages sustained due to the unjustified dilution of their ownership interest resulting from capital increases prompted by unjustified losses and imposed thereupon by the controlling shareholders abusing their power and decreasing the stockholders’ equity as a result of sales of assets at incompatible prices. Pending ruling.
g.	Chance of loss: Possible
h.	Analysis of impact in the event of an unfavorable decision: Amount to be calculated.
i.	Amount of provision, if any: No provision

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Case No. 583.00.2001.076875-7

a.	Court: 3rd Civil Court of the Central Court House of the Judicial District of the Capital City of São Paulo (SP)
b.	Jurisdiction: Lower Level Court
c.	Date of filing: July 5, 2001
d.	Parties to the proceedings: Antranik Kissajikian, André Kissajikian, Suely Kissajikian, Vanda Kissajikian Mordjikian and Companhia Iniciadora Predial e Comercial Empreendimentos Brasil S.A. vs. Unibanco – União de Bancos Brasileiros S/A, Caixa Geral de Depósitos S/A e Caixa Brasil Participações S/A
e.	Amounts, assets and rights involved: R$0.00
f.	Main facts: Action seeking adjudication regarding an abuse of power on the part of the controlling shareholders, as it would have diluted their ownership interest in Banco Bandeirantes’s capital stock, as well as the bank going private without a public offer. No ruling.
g.	Chance of loss: Possible
h.	Analysis of impact in the event of an unfavorable decision: Amount to be calculated.
i.	Amount of provision, if any: No provision

Case No. 000.02.066583-0

a.	Court: 4th Civil Court of the Central Court House of the Judicial District of the Capital City of São Paulo (SP)
b.	Jurisdiction: Superior Court of Appeals
c.	Date of filing: April 15, 2002
d.	Parties to the proceedings: Renato Cifali, Arlete Sanchez Morales Cifali, Sylvio Propheta de Oliveira, Luiz Carlos Ferreira and Clube de Investimentos FHS vs. Unibanco – União de Bancos Brasileiros S/A and Banco Bandeirantes S/A
e.	Amounts, assets and rights involved: R$0.00
f.	Main facts: Action whereby the plaintiffs seek the exhibition of the agreement governing the transfer of control over Banco Bandeirantes entered into by Caixa Brasil SGPS and Unibanco. Action dismissed due to lack of interest in suing. Pending consideration of a special appeal.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Amount to be calculated.
i.	Amount of provision, if any: No provision

Case No. 000.02.052042-5

a.	Court: 15th Civil Court of the Central Court House of the Judicial District of the Capital City of São Paulo (SP)
b.	Jurisdiction: Superior Court of Appeals
c.	Date of filing: March 25, 2002
d.	Parties to the proceeding: Renato Cifali, Arlete Sanchez Morales Cifali and Panamá Empreendimentos e Participações Ltda. Vs. Unibanco – União de Bancos Brasileiros S/A e Banco Bandeirantes S/A
e.	Amounts, assets and rights involved: R$0.00
f.	Main facts: Action whereby the plaintiffs seek a ruling that the enforcement of the provisions contained in the agreement entered into between the parties is to be contingent of the fulfillment of the defendants’ obligations – exercise of the right to elect one member of the Banco Bandeirantes’s fiscal council and his/her alternate–, and to exercise the stock options. Action dismissed. Pending special appeal.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Amount to be calculated.
i.	Amount of provision, if any: No provision

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Case No. 583.00.1998.940258-0

a.	Court: 15th Civil Court of the Central Court House of the Judicial District of the Capital City of São Paulo (SP)
b.	Jurisdiction: Appellate Court
c.	Date of filing: March 25, 2002
d.	Parties to the proceedings: Hélio Caretoni vs. Banco Bandeirantes S/A, Caixa Geral de Depósitos S/A, Unibanco – União de Bancos Brasileiros e Caixa Brasil Participações S/A
e.	Amounts, assets and rights involved: R$0.00
f.	Main facts: Action seeking to force the execution debtors to calculate the amounts due in order to be able to exercise the call option with respect to 50,000 preferred shares in Banco Bandeirantes. The execution is based on an agreement under which Caixa Brasil (the parent company of Banco Bandeirantes) conferred upon certain minority shareholders (including the plaintiff), the right to exercise put and call options relating to shares resulting from capital increases proportionally to their equity positions. Appeal granted in favor of illegitimacy. The appeal filed by the plaintiff was rejected and special appeal by the plaintiff is awaiting decision on admissibility.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Amount to be calculated.
i.	Amount of provision, if any: No provision

Case No. 5263020-40.2007.8.13.0024

a.	Court: 3rd Court of the Federal Justice of Minas Gerais (State of Minas Gerais)
b.	Jurisdiction:: Superior Court of Appeals
c.	Filing date: August 17,1982
d.	Parties to the proceedings: Ítalo Aurélio Gaetani plus 71 Co-Plaintiffs vs. Unibanco – União de Bancos Brasileiros S/A
e.	Amounts, assets or rights involved: R$27,556,697.82 (December, 2013) (Merger of Banco Mineiro into Unibanco – União dos Bancos Brasileiros S/A).
f.	Main facts: This lawsuit refers to an indemnity claim filed by the minority shareholders due to the alleged losses incurred as a result of the process of merging Banco Mineiro into Unibanco. Motion found invalid. Pending consideration of the divergence motion by the Superior Court of Appeals.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of amount challenged.
i.	Amount of provision, if any: No provision

Case No. 0663986-15.1985.4.03.6100

a.	Court: 26th Federal Court – São Paulo (SP)
b.	Jurisdiction: Lower Court (in the phase of summons of estates)
c.	Filing date: February 14, 1985
d.	Parties to the proceedings: Elizabeth da Veiga Alves vs. Banco Itaú S/A and others
e.	Amounts, assets or rights involved: R$0,00 (Merger of Banco União Comercial into Itaú Unibanco S.A. (“Itaú Unibanco”).
f.	Main facts: Refers to a class action challenging the process for the merger of Banco União Comercial into Itaú Unibanco, claiming a refund of supposed damages that would have been borne by the Federal Government arising from this merger process. The expiration of the legal deadline was acknowledged. Pending consideration of the admissibility of the special appeal.
g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: Amount to be calculated.
i.	Amount of provision, if any: No provision

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Case No. 583.00.2009.229.838-5 and 583.00.2011.137.145-3

a.	Court: (i) 39th Civil Court of the Central Court House of the Judicial District of the Capital City of São Paulo (SP), (ii) 10th Civil Court of the Central Court House of the Judicial District of the Capital City of São Paulo (SP).
b.	Jurisdiction: (i) Appellate Court, (ii) Lower Court.
c.	Date of filing: (i) February 5, 2010, (ii) April 20, 2011.
d.	Parties to the proceedings: (i) S.A. Philomeno Indústria e Comércio and Panamá Empreendimentos e Participações vs. Itaú Unibanco Holding S/A, and (ii) Philomeno Imóveis e Participações Ltda. vs. Itaú Unibanco Holding S/A
e.	Amounts, assets and rights involved: R$0.00
f.	Main facts: (i) shareholder seeking damages on the grounds of having been precluded from exercising his right as shareholder, (ii) shareholder seeking the exhibition of the agreement entered into therewith.
g.	Chance of loss: Remote: (i) the shareholder was never precluded from exercising their rights as such, and (ii) a copy of the agreement is available to the shareholder.
h.	Analysis of impact in the event of an unfavorable decision: Amount to be calculated.
i.	Amount of provision, if any: No provision

4.5. For confidential relevant proceedings in which the issuer or its subsidiaries are a party and which have not been reported in items 4.3 and 4.4 above, analyze the impact in the event of an unfavorable decision and give the amounts involved

The Issuer and its subsidiaries are not party to any confidential proceedings that are considered significant.

4.6. Describe any repetitive or related legal, administrative or arbitration proceedings based on similar legal facts or causes that are not confidential and that are collectively relevant, to which the issuer or its subsidiaries are party, specifying labor, tax and civil claims, among others, and indicating:

The Issuer does not have any repetitive or related legal, administrative or arbitration proceedings that are collectively relevant.

We present below a description of the proceedings of this nature affecting the Issuer's financial subsidiaries.

Litigation Arising from Government Monetary Stabilization Plans

From 1986 to 1994, the Brazilian federal government implemented several consecutive monetary stabilization plans, better known as Cruzado, Bresser, Verão, Collor I, Collor II and Real, to combat the high and chronic inflation which jeopardized Brazil’s stability for many years.

In order to implement these plans, the Brazilian federal government enacted several laws based on its power to regulate the monetary and financial systems, as granted by the Brazilian federal constitution.

These laws, however, started to be questioned by the holders of savings accounts at that time. They claimed alleged differences in monetary corrections in the savings account indexes, arising from changes established by these plans.

Individual claims

The Bank is a party to collective and repeated individual proceedings related to the monetary stabilization plans. Provisions have been recognized for these claims.

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Class actions

The Bank is also a party to Brazilian Class Actions proceedings regarding the same issue, filed by the Public Prosecution Office and by consumer protection associations.

A provision is recognized for each new individual claim as it arises.

Controversial case law

There is controversy regarding the case law of the Brazilian Supreme Court arising from the fact that a different treatment from that given to savings accounts has been given to similar economic phenomena. In the case of investments in Bank Deposit Certificates (“CDB”) and corrections applied to agreements in general, the established case law of the Brazilian Supreme Court has been in favor of the constitutionality of the laws governing the monetary stabilization plans. Due to this contradiction, the National Confederation of the Financial System (“CONSIF”) filed a special proceeding with the Federal Supreme Court (Accusation of Non-Compliance with the Fundamental Precept (Arguição de Descumprimento de Preceito Fundamental) No. 165, or “ADPF 165”), in which the Central Bank filed an amicus brief, arguing the that holders of savings accounts did not incur actual damages, and that the monetary stabilization plans applicable to savings accounts were in accordance with the federal constitution.

Mainly for this reason, the Bank believes in the legality of ADPF 165, and its actions were merely complying with the legal rules that established the monetary stabilization plans, strictly following the determinations of the National Monetary Council and the Central Bank of Brazil.

Other civil claims

In addition to litigation arising from government monetary stabilization plans, we are defendants in numerous civil lawsuits arising from different indemnity claims for losses, suffering and property damage, and claims resulting from the ordinary course of our business related to, for example, the contesting of bills, bounced checks and the inclusion of information in the credit protection registry.

As at December 31, 2013, the total amount of provisions related to civil litigation was R$4,473 million.

Tax Claims

In the tax sphere, the conglomerate has several claims in which the levying of Service Tax (ISS) is challenged, and for which a provision of R$367 million was recorded at December 31, 2013.

ISS leasing – place of service provision/calculation basis

Companies that carry out leasing operations within the Itaú Unibanco Conglomerate pay ISS (tax on services) to the municipality where the service provider is located, specifically, assessment and approval of credit and monitoring of agreements, pursuant to the current tax rules and regulations.

Several Itaú Unibanco conglomerate companies were assessed and became parties to execution proceedings due to the non-payment of ISS on lease operations in 300 other municipalities where the leased asset is chosen and handed over to the lessee. The calculation basis used in the tax assessment is usually higher than the consideration for the lease. The place where the service is provided and the calculation basis are challenged in these claims.

The matter was found in favor of the banks by the STJ under the procedures for the settlement of repetitive appeals. Once the leading case is judged, the decision will be applicable to all similar cases pending rulings by the STJ or other lower courts.

Pursuant to CVM Resolution No. 489/2005, no provision was recorded, considering the remote chances of losing these cases as a result of the STJ’s decision in favor of taxpayers, as indicated in the previous paragraph.

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ISS financial activity

The financial institutions of the Itaú Unibanco conglomerate pay ISS on income resulting from the effective provision of services, such as checking account opening fees and credit card management fees. On the other hand, they are assessed and become parties to tax foreclosures collecting payment of the municipal tax on other income, which is typical of the financial activity, such as income from financial operations. The conglomerate believes that the assessed income should not be characterized as arising from a service provision as it is not included in the list of taxed services attached to Supplementary Law No. 116/03, and therefore the collection of ISS is illegal.

Labor Claims

The Issuer did not identify any labor claims in progress as at December 31, 2013 as being significant in terms of the matters or amounts involved. The same was true regarding its subsidiary companies.

4.7. Describe other relevant contingencies that are not included in the previous items

We refer to Note 12 of our consolidated financial statements as at December 31, 2013 already published, which shows that there are provisions for tax contingencies and legal obligations totaling R$8,973,897 thausand (R$2,527,011 thausand for contingencies and R$6,446,886 thausand for legal obligations), and for civil contingencies amounting to R$4,472,537 thausand, while for labor proceedings the total amount is R$5,192,247 thausand and for other contingencies the total amount is R$223,235 thausand.

The main taxes theses which are subject to provisions are as follow:

	R$ thousand
Tax	Issue	Amount
CSLL	Isonomy: we claim that this tax should be levied at the regular rate of 9%, instead of the increased CSLL rate for financial and insurance companies of 15%, alleging the unconstitutionality of Article 41 of Law No. 11,727/08.	2,471,120
PIS/COFINS	Billing vs. Gross Revenue: we claim that these taxes should be levied only on revenue arising from sales of goods and services, or even the levying of PIS Repique (5% of income tax due), instead of total gross revenue, alleging the unconstitutionality of paragraph 1, Article 3, of Law No. 9,718/98.	1,788,780
IRPJ/CSLL	Taxation of Income Earned Abroad: we claim the exemption of positive results of equity in earnings from investments abroad.	499,486
PIS	Anteriority over Ninety Days and Non-retroactivity: we claim the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the anteriority and non-retroactivity principles, with regard to payments pursuant to Supplementary Law No. 07/70.	421,700

In addition to the balances provided for, Note 12 to our audited financial statements states the balances of civil contingencies evaluated as possible losses amounting to R$1,659,612 thausand, and tax contingencies evaluated as possible losses with a total amount of R$10,879,927 thausand, which is explained by the main theses described below.

Main Possible Loss Theses - Tax Contingencies

	R$ thousand
Tax	Issue	Amount
INSS	Non-wage amounts: we are defending the non-levying of this tax on these amounts, mainly profit-sharing, income, transportation vouchers and flat bonuses.	2,564,012
IRPJ/CSLL	Interest on capital: we are defending the deductibility of interest on capital declared to shareholders based on the Brazilian long-term interest rate (“TJLP”) levied on the shareholders’ interest for the year, and for prior years	1,128,399
IRPJ/CSLL/PIS/COFINS	Rejection of the Offset Request: the liquidity and certainty of the offset credit are being analyzed	1,075,353
IRPJ/CSLL	Deduction – Spread: we are defending the deductibility of spreads on the acquisition of investments with expected future profitability.	1,049,429
ISS	Banking Activities: we understand that the banking activities are not mixed up with services and/or that they are not mentioned in Supplementary Law No. 116/03 or in Decree-Law No. 406/68.	616,234

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There are no other relevant contingencies in the case of the Issuer.

4.8. For the rules of the foreign issuer’s country and the rules of the country in which the foreign issuer’s securities are held in custody, if different from the original country, please identify:

a) Restrictions imposed on the exercise of political and economic rights

Not applicable, Brazil is the country of origin of the Issuer.

b) Restrictions on outstanding securities and their transfer

Not applicable, Brazil is the country of origin of the Issuer.

c) Cases of cancellation of registration

Not applicable, Brazil is the country of origin of the Issuer.

d) Other issues of interest to investors

Not applicable, Brazil is the country of origin of the Issuer.

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ITEM 5 – MARKET RISKS

5.1. Describe, on a quantitative and qualitative basis, the main market risks to which the issuer is exposed, including those relating to foreign exchange risks and interest:

Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, most typically caused by variations in foreign exchange rates, interest rates, Brazilian inflation indexes, equity and commodity prices, along with various indexes for these risk factors. Market risk management is the process by which our management monitors and controls risk of variations in the value of financial instruments due to market movements, while aiming to optimize the risk-return ratio through an adequate limits structure, effective risk management models and related management tools.

Our policies and general market risk management framework are consistent with the principles of CMN regulations. These principles guide our approach to market risk control and management across all business units and legal entities of the Itaú Unibanco Group.

Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The market risk profile of the portfolio; and
•	Expertise within the group to support operations in specific markets.

Our market risk management framework is subject to the governance and hierarchy of committees, with specific limits assigned to different portfolios and levels (for example, Banking Portfolio, Trading Portfolio, Equities Desk), as well as classes of market risk (such as interest rate risk and foreign exchange risk). Daily risk reports, used by the business and control units, are also sent to senior management.  In addition, our market risk management and control process is subject to periodic reviews. The key principles underlying our market risk control are as follows:

•	All market risks assumed must be in line with our risk-return objectives;
•	Through disciplined dialogue, senior management is to be kept informed of the overall market risk profile and its evolution over time;
•	There must be transparency as to how the business works to optimize results;
•	The market risk control structure must provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
•	Concentration of risks must be avoided.

Market risk is controlled by an unit that is independent from our “risk originating” business units and is responsible for performing the daily activities of: (i) risk measurement, and assessment, (ii) monitoring of stress scenarios, limits and alerts; (iii) application of stress scenarios, analysis and tests; (iv) reporting of risk findings to responsible individuals within the relevant business unit, in accordance with our governance requirements; (v) monitoring the necessary actions to readjust positions and/or levels of risk to make them viable; and (vi) providing support for the launch of new financial products. To this end, we have a structured process of communication and information flow that provides information to our Superior Committees and monitors compliance with the requirements of Brazilian and relevant foreign regulatory agencies.

Our structure of limits and alerts follows the guidelines of the Board of Directors and is approved by the Superior Risk Policies Committee (CSRisc) after endorsement by the Superior Institutional Treasury Committee (CSTI). The limits range from aggregated risk indicators at the portfolio level to more granular limits at the individual desk level. This structure of limits and alerts promotes the effectiveness and coverage of control and is reviewed at least annually. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity available to support trading activities and the risk profile of each organizational entity, defined in terms of risk measurement as used within the risk management process. Market risk limits are monitored on a daily basis by our independent Market Risk Control Unit, which reports breaches of limits and discusses them with the relevant committees in accordance with the following procedure:

•	Within one business day, to the management of the relevant business unit;
•	On a weekly basis, to the Risk and Positions Committee, which is composed of our Institutional Treasury Executive Vice President, our Institutional Treasury Executive Officer, the heads of the Trading and Banking units, our Chief Risk Officer and our Director of the Market Risk Control Unit; and

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•	On a monthly basis, to the Superior Institutional Treasury Committee (CSTI), which is chaired by our Chief Executive Officer.

Additionally, our Board of Directors members have established certain limits of tolerance to high-level risks that are specifically applicable to treasury activities. These limits of tolerance are monitored on a daily basis by our independent risk unit, and any breach is reported to the Committees, to the Board of Officers and the Board of Directors in accordance with the procedure mentioned above. Potential breaches are also reported to executive officers through the CSRisc, which meets every two months, and to the Board of Directors members through the CGRC, which meets every two months and reports its activities to all Board of Directors members.

We hedge transactions with clients and proprietary positions, including foreign investments, in order to mitigate risks arising from fluctuations in market risk factors (e.g., prices) and to prevent positions from breaching limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is reviewed, allowing for an ongoing follow up of the hedge effectiveness (retrospectively and prospectively) and of any changes in the accounting process. The accounting and managerial hedging procedures are governed by our internal institutional polices. Our market risk framework categorizes transactions as part of either the Banking Portfolio or the Trading Portfolio, in accordance with general criteria established by the Basel Capital Accords.

The Trading Portfolio is composed of all transactions with financial and commodity instruments (including derivatives) held with the intention of trading, to benefit from arbitrage opportunities, or using such transactions to hedge risk within this portfolio, and that have no restriction on trading. Profits are based on changes in actual or expected prices in the short term.

The Banking Portfolio is predominantly characterized by trades originated from the banking business that are not classified in the trading portfolio and related to the management of our balance sheet. Treasury transactions in the banking portfolio are executed in conjunction with active management of financial risks inherent in our overall balance sheet, and are held without intent to trade in the short term. The banking portfolio may include derivatives. As a general rule, this desk’s portfolios are held without intent of resale and time horizon of medium and long term.

Market risk exposures that are inherent to many financial instruments, including derivatives, are composed of various risk factors. A risk factor refers to a market parameter whose variation impacts the evaluation of a certain position. The main risk factors measured by us are:

•	Interest rates: the risk of losses from transactions that are subject to interest rate variations;
•	Other foreign interest rates: the risk of losses from transactions subject to foreign interest rate variations;
•	FX rates: the risk of losses from positions subject to foreign exchange rate variation (e.g., foreign currency positions);
•	Brazilian inflation indexes: the risk of losses from transactions subject to variations in inflation linked indexes; and
•	Equities and commodities: the risk of losses from transactions that are subject to equity and commodity price variations.

Market risk is analyzed based on the following key metrics:

•	Value at Risk (VaR): a statistical metric that quantifies potential economic losses based on normal market conditions, considering a defined holding period and confidence level;
•	Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact on assets, liabilities and derivatives portfolios of various risk factors in extreme market situations (based on prospective scenarios);
•	Stop Loss Alert: a mechanism that triggers a management review of positions, if the accumulated losses in a given period reach specified levels;
•	Concentration: cumulative exposure of certain assets or risk factors calculated at market value (MtM - Mark to Market); and
•	Stressed VaR: a statistical metric derived from VaR, aimed at capturing the largest risk in simulations of the current portfolio, taking into consideration observable returns in historical scenarios.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

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•	Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates;
•	Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a one annual basis point change is applied to current interest rates or index rates; and
•	Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options in connection with the prices of the underlying assets, implied volatilities, interest rates and time.

VaR - Consolidated Itaú Unibanco Holding

The internal VaR model we use assumes a one-day holding period and a 99.0% confidence level. Volatilities and correlations are estimated based on a volatility-weighing methodology that confers greater weight to the most recent information.

The table below shows the Consolidated Global VaR, comprising our Trading and Banking portfolios, and our subsidiaries abroad Itaú BBA International, Banco Itaú Argentina, Banco Itaú Chile, Banco Itaú Uruguay, Banco Itaú Paraguay and Itaú BBA Colombia showing where there are higher concentrations of market risk.

We adhered to our policy of operating within low limits in relation to capital and maintained our conservative management and portfolio diversification approach through the period.

(in millions of R$)
				December				December				December
Global VaR (*)	Average	Minimum	Maximum	31, 2013	Average	Minimum	Maximum	31, 2012	Average	Minimum	Maximum	31, 2011
Group of Risk Factor
Interest rate	172.4	65.6	416.9	69.1	191.2	71.8	427.6	348.7	100.9	24.6	222.6	104.8
Other Interest rate	26.2	8.6	76.7	45.2	20.4	7.3	49.6	11.4	29.5	12.6	59.0	23.6
FX rate	34.5	4.4	70.2	10.4	25.7	4.6	53.9	8.8	19.1	5.2	38.8	18.0
Brazilian Inflation Indexes	76.1	37.3	155.5	65.7	110.3	14.8	325.0	51.2	17.7	2.5	41.6	21.1
Equities and commodities	29.6	14.0	60.1	20.4	24.2	13.6	43.5	16.8	36.9	17.4	57.1	25.2

Foreign Units
Banco Itaú BBA International	2.4	1.6	4.1	1.9	1.7	0.7	5.1	1.1	2.9	0.4	6.5	1.5
Banco Itaú Argentina	4.0	2.2	7.4	5.7	3.0	1.7	5.6	5.5	4.0	1.6	9.4	3.7
Banco Itaú Chile	5.6	2.1	13.6	2.1	5.5	3.2	9.6	4.4	5.3	1.9	10.3	5.3
Banco Itaú Uruguai	2.8	1.5	8.9	1.7	1.7	0.3	3.4	2.0	0.5	0.2	1.1	0.7
Banco Itaú Paraguai	0.9	0.4	1.8	0.9	0.4	0.2	1.4	1.0	0.6	0.2	1.7	0.2
Banco Itaú BBA Colombia	0.4	0.0	1.3	0.2	-	-	-	-	-	-	-	-

Diversification effect (*)				(113.0)				(77.1)				(53.4)
Total	224.5	97.9	443.4	110.4	289.7	118.0	601.4	373.7	142.0	74.0	278.5	150.9

(*) Reduction of risk due to the combination of all risk factors

On December 31, 2013, our average global VaR was R$224.5 million, or 0.27% of our consolidated stockholders’ equity on December 31, 2013, compared to our average global VaR of R$289.7 million on December 31, 2012 or 0.38% of our consolidated stockholders’ equity on December 31, 2012, and to R$142.0 million on December 31, 2011, or 0.19% of our consolidated stockholders’ equity on December 31, 2011. The Total VaR of our foreign units represented less than 1% of our stockholders’ equity on December 31, 2013.

VaR - Institutional Treasury Trading Portfolio

The Institutional Treasury unit segregates its risk management from the Banking and Trading Portfolios.

We recently enhanced its internal VaR methodology used for the Trading Book, migrating from the “parametric” approach to a “historical simulation” approach. This new approach uses four years of historical market data, performs a full revaluation of all positions, considers both one-day and ten-day holding periods, and reports risk at various confidence levels, including the 99.0% confidence level used under the parametric methodology. The historical simulation methodology is generally recognized to improve risk measurement for nonlinear financial products (such as options), and to more effectively capture both basis risk and statistically unusual (or “fat tail”) events. This new approach calculates VaR on both an unweighted “simple returns” basis and on a “volatility weighted” basis. We are in the process of extending the use of the historical simulation methodology beyond the Trading Book to include all other relevant portfolios that give rise to market risks.

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The Trading Portfolio takes positions aiming to optimize risk-weighted results. The Trading Portfolio seeks the best domestic and foreign market opportunities within the pre-established limits and strives to create a well-diversified risk exposure.

(in millions of R$)
				December				December				December
Trading VaR (*)	Average	Minimum	Maximum	31, 2013	Average	Minimum	Maximum	31, 2012	Average	Minimum	Maximum	31, 2011
Group of Risk Factor
Interest rate	38.2	15.7	104.9	20.1	38.3	12.8	95.4	25.2	31.2	9.5	79.0	18.4
Other Interest rate	13.7	4.5	31.7	21.7	10.7	4.2	27.2	6.4	11.5	5.5	27.1	7.5
FX rate	31.8	6.2	68.1	9.4	25.1	4.9	55.6	9.9	20.9	7.7	37.8	22.0
Brazilian Inflation Indexes	12.0	3.1	30.4	21.4	9.4	1.8	22.2	7.1	6.9	0.9	24.5	4.7
Equities and commodities	19.2	5.8	38.2	13.7	23.3	13.8	41.5	14.8	7.5	1.5	15.1	24.0

Diversification effect (*)				(56.0)				(38.6)				(22.6)
Total	40.2	17.7	71.7	30.3	54.3	21.3	112.3	24.7	69.1	38.4	125.0	53.9

(*) Reduction of risk due to the combination of all risk factors

Our total average Trading Portfolio VaR was R$ 40.2 million on December 31, 2013, compared to R$54.3 million on December 31, 2012 and to R$69.1 million on December 31, 2011.

Sensitivity Analyses (Trading and Banking Portfolios)

As required by Brazilian regulation, we conduct sensitivity analysis for market risk factors considered important. The highest resulting losses are presented below, by risk factor, in each such scenario and are calculated net of tax effects, providing a view of our exposure under circumstances.

The sensitivity analyses of the Trading and Banking Portfolios presented here are based on a static assessment of the portfolio exposure. Therefore, such analyses do not consider the dynamic response capacity of management (e.g., treasury and market risk control unit) to initiate mitigating measures and minimize the possibility of significant losses. In addition, the profit or loss presented does not reflect accounting profit or losses since the analysis is intended to assess risk exposure based on the fair value of financial instruments, regardless of whether financial instruments are accounted for on an accrual basis or not.

						(in thousands of R$)
		Trading Portfolio (1)			Trading and Banking Portfolios (1)
Exposures		December 31, 2013			December 31, 2013
Risk Factors	Risk of change	Scenario I	Scenario II	Scenario III	Scenario I	Scenario II	Scenario III

Interest Rate	Fixed Income Interest Rates	(387)	(9,632)	(19,187)	(2,107)	(52,469)	(104,507)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	122	(3,079)	(6,188)	375	(9,336)	(18,593)
Foreign Exchange Rates	Prices of Foreign Currencies	3,994	(99,844)	(199,688)	3,183	(79,568)	(159,136)
Price Index Linked	Price Indexes Linked Interest Rates	(758)	(18,600)	(36,489)	(4,237)	(103,960)	(203,958)
TR	TR Linked Interest Rates	5	(119)	(238)	257	(6,428)	(12,885)
Equities	Prices of Equities	3,597	(89,920)	(179,839)	2,867	(71,679)	(143,358)
Total without correlation		6,573	(221,193)	(441,628)	337	(323,439)	(642,438)
Total with correlation		6,336	(213,234)	(425,738)	325	(311,801)	(619,322)

(1) Amounts net of tax effects.

In order to measure these sensitivities, the following scenarios are used:

•	Scenario I: Addition of one basis point to interest rates and associated indexes and one percentage point to currency and equity prices;

•	Scenario II: Shocks of 25 basis points to interest rates and associated indexes and 25 percentage points to currency and equity prices, increasing and decreasing the market data at closing, considering the highest losses per risk factor; and

•	Scenario III: Shocks of 50 basis points to interest rates and associated indexes and 50 percentage points to currency and equity prices, increasing and decreasing the market data at closing, considering the highest losses per risk factor.

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Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetical daily results with the estimated daily VaR. The number of exceptions (i.e. deviations) with respect to the pre-established VaR limits should be consistent, within an acceptable margin, with the hypothesis of 99.0% confidence intervals (i.e., there is a 1.0% probability that the financial losses are higher than the losses estimated by the model), considering a period of 250 business days (ending on December 31, 2013). The backtesting analysis presented below takes into consideration the ranges suggested by the Basel document “Supervisory Framework for the use of backtesting in conjunction with the internal models approach to market risk capital requirements.”

The ranges are divided into:

•	Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the models adopted;
•	Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates the need to pay attention and/or monitor and may indicate the need for improvement actions; and
•	Red (10 or more exceptions): demonstrates the need for an improvement action.

Source: Itaú Unibanco Holding

The exposure graph below illustrates the reliability of risk measures generated by the models we use in the Institutional Treasury Trading Portfolio (foreign units are not included in the graph below given the immateriality of amounts involved). The graph shows the adequacy level of the market risk models used by us, presenting the risk (absolute value) vs. return pairs for the period considered. Since the diagonal line represents the threshold where risk equals return, all the dots below this line indicate exceptions to the estimated risk. For the exposure of the Institutional Treasury Trading Portfolio, the hypothetical losses exceeded the VaR estimated by the model on 3 days in the period.

5.2. Describe the market risk management policy adopted by the issuer, its objectives, strategies and instruments, indicating:

The Issuer takes decisions based on analytical tools that enable it to make profitable transactions in safety, aiming at optimizing the risk-return ratio.

Itaú Unibanco’s risk management strategy aims at balancing the business objectives considering, among others:

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•	the political, economic and market scenario;

•	Itaú Unibanco’s market risk portfolio;

•	the possibility of being present in specific markets.

The risk management of the Issuer follows the best corporate governance practices recommended by international organizations and the Basel Accords.

The Issuer’s market risk management rules are in line with the principles of CMN Resolution No. 3,464 of June 26, 2007, as amended, a set of principles that guide the institution’s strategy for controlling and manage market risk in all of the business units and organizational entities of Itaú Unibanco.

a) Risks that are intended to be hedged

Hedges are mainly against the risks posed by fluctuations in interest rates, inflation and exchange rates.

b) Equity hedging strategy

The organization’s equity is managed in domestic currency, and the hedging strategy is aimed at avoiding the changes in significant market factors compromising the equity value.

c) Instruments used for equity hedging purposes

When necessary, the Issuer operates with financial derivatives in the market.

d) Parameters used for managing these risks

The risk management parameters used by the Issuer include market risk metrics such as the following: Value at Risk (VaR), VaR Stress, Losses under Stress Scenarios (Stress Test), Stop Loss Alert, and Concentration.

e) If the issuer carries out transactions involving financial instruments for different equity hedging purposes, and what these purposes are

The Issuer hedges its transactions with clients and proprietary positions, including foreign investments, with the intention of mitigating the risks arising from fluctuations in prices of significant market risk factors, and adjusting the transactions to their current exposure limits. Derivatives are the most frequently used instruments for these hedging activities. In situations in which these transactions are designated for hedge accounting, specific supporting documentation is generated, including the continuous monitoring of the hedge effectiveness (retroactively and prospectively) and other changes in the accounting process. The hedge accounting and economic procedures are governed by the institutional rules in place at Itaú Unibanco.

f) Organizational structure for risk management control

Risk and Capital Management

We regard risk management as an essential instrument to optimize the use of our resources and to assist us in selecting business opportunities in order to maximize value creation to shareholders.

Our risk management process includes:

•	Identification and measurement of existing and potential risks in our operations;
•	Approval of risk management and control institutional policies, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies; and
•	Management of our portfolio seeking optimal risk-return ratios.

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The purpose of the identification of risks is to map the internal and external risk events that may affect the strategies and goals of our business and support units, with potential impacts on our results, capital, liquidity and reputation.

Risk management processes permeate our entire institution and are aligned with the guidelines of our Board of Directors and senior management which, through the committees described below determine overall risk management objectives by establishing targets and limits applicable to our business units. The control and capital management units, in turn, support our management by means of monitoring procedures and risk and capital analysis.

Our organizational risk management governance is structured in compliance with regulations in Brazil and abroad and in line with market best practices. Control of our credit, market, operational, liquidity and underwriting risks is performed in a centralized manner by an independent unit, led by a Vice-President reporting to the CEO and to the Board of Directors, in order to ensure that such risks are managed pursuant the Itaú Unibanco Group risk appetite and our existing policies. This independent unit is also responsible for centralizing our capital management. Centralized control is intended to provide the Board of Directors and senior management with a global view of our exposures to risks, as well as with a prospective view of our capital adequacy, so as to optimize and expedite corporate decisions.

We manage proprietary information technology (IT) systems to comply with Central Bank’s capital reserve requirements, as well as for risk measurement, following regulations and regulatory models. We also coordinate actions among different units to verify compliance with qualitative and quantitative requirements established by relevant authorities to maintain the minimum required capital and monitor risks.

In 2013, our Risk Control unit and our Business units worked together to build a new governance in credit modeling, create indicators to identify early delinquency and minimize risks in our information security.

Risk and Capital Governance

The Board of Directors is our highest authority in risk and capital management. In addition, we established committees that are responsible for risk and capital management and report directly to the Board of Directors. Committee members are elected by the Board of Directors. At the executive level, risks are managed by the Superior Committees, which are chaired by our Chief Executive Officer.

Please refer to https://www.itau.com.br/_arquivosestaticos/RI/pdf/RiskandCapitalCommitteeInternal.pdf, for further details.

The following committees are part of our risk management governance structure:

(1) CSNIR and CTAM are chaired by Itaú Unibanco Holding's main executive officer in charge of risk.

(2) CSP and CSEXT report to CSRisc only on risk matters.

Board Risk and Capital Management Committee (CGRC): supports the Board of Directors in discharging its duties related to our risk and capital management by meeting every two months and submitting reports and recommendations to assist the Board of Directors in its decision-making with respect to:

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•	Supervision of our risk and capital management and control activities to ensure our adequacy to the risk levels assumed and the complexity of transactions in which we engage, as well as compliance with regulatory requirements;
•	Review and approval of capital management institutional policies and strategies that establish mechanisms and procedures intended to maintaining capital compatible with the risks incurred by us;
•	Determination of our minimum expected return on capital for our entire business, as well as monitor performance;
•	Supervision of our incentive structures, including compensation, seeking to ensure their alignment with risk control and value creation objectives; and
•	Promotion and improvement of our risk culture.

Audit Committee: we have a single Audit Committee overseeing all entities within the Itaú Unibanco Group that are either authorized to operate by the Central Bank or supervised by the SUSEP. In accordance with its internal regulation, approved by the Board of Directors, the Audit Committee meets at least quarterly and when your CEO deems necessary and is responsible for supervising the quality and integrity of our financial statements and compliance with legal and regulatory requirements, as well as supervising audit activities (both internal and independent).

Superior Risk Policies Committee (CSRisc): the CSRisc meets at least every two months and is responsible for:

•	Establishing general risk policies that determine risk manager performance and approval levels for the respective risk managers of the existing risks;
•	Approving the procedures necessary for compliance with our institutional policies and procedures;
•	Approving decisions about taking risks with significant impact on capital and reviewing decisions by other committees within its authority level;
•	Setting and monitoring limits combined by type of risk;
•	Ensuring consistency of our risk and capital management over time;
•	Monitoring the process for implementing risk and capital management procedures; and
•	Approving risk assessment and capital calculation methodologies.

Superior Institutional Treasury Committee (CSTI): meets every month and its main responsibilities include, within the authority level established by the CSRisc, discussing and deciding on:

•	Exposure limits for market risk and the maximum loss limits of positions (including stress conditions) based on those determined by CSRisc, which may include establishing additional controls and limits, when necessary;
•	Guidelines for the work of, and decision-making authority delegated to, the Institutional Treasury Management Committee (CGTI);
•	Retention periods with respect to our primary types of risks taking into account position amounts and market liquidity;
•	Institutional treasury positions;
•	Risk control models and procedures, including those in addition to those delegated by the CSRisc;
•	Matters and limits related to treasury operational risk;
•	Stop loss policies;
•	Compensation policies (for risk alignment); and
•	Accounting hedge strategies.

Superior Institutional Treasury and Liquidity Committee (CSTIL): meets on a quarterly basis and its main responsibilities include:

•	Controlling the use of liquidity limits;
•	Analyzing the current and future levels of liquidity and taking actions intended to promote prudent and efficient management of our cash flows; and
•	Discussing and deciding, within the authority delegated by the CSRisc, maximum limits for liquidity gap, minimum reserve levels, our policy on funding and investments in the financial market, criteria for transfer pricing of funds applicable to our companies and contingency plans for liquidity.

Superior Credit Committee (CSC): meets on a weekly basis to discuss our credit risk and is our highest authority on approval of individual credit levels. Its main responsibilities include:

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•	Analyzing and deciding on credit proposals that are beyond the authority of the committees reporting to it;
•	Analyzing and deciding on changes to maximum credit authority levels of the committees reporting to it;
•	Analyzing and deciding on credit risk polices of the wholesale bank; and
•	Reviewing transactions that were not unanimously approved at the committees reporting directly to it or that were submitted to the CSC’s appreciation due to a transaction’s relevance or particular characteristics.

Superior Audit and Operational Risk Management Committee (CSAGRO): meets at least on a quarterly basis and seeks to understand the risks associated with our processes and business, defines guidelines for managing operational risks, and assesses the results of our internal control and compliance system. Its responsibilities include:

•	Analyzing audit results with emphasis on matters relating to policies, investments and governance, as well as determining and monitoring related actions;
•	Determining operational risk management guidelines;
•	Monitoring the development of models for loss provisions and capital allocation to operational risk; and
•	Analyzing the results of the activities of our internal controls, operational risks and legal compliance units.

Superior Institutional Risk Policies Committee (CSNIR): meets on a quarterly basis and reviews, validates and approves, within the authority level established by the CSRisc, our risks control and capital management institutional policies.

Model Assessment Technical Committee (CTAM): meets on a monthly basis and assesses risk models, based on the opinion of our independent model validation unit. Its main responsibilities include:

•	Approving models related to risk and price calculation;
•	Approving, suggesting and monitoring the action plans proposed for validated models; and
•	Following-up on the performance of such models in the long term, adjusting them or developing new models as necessary.

Decisions by the CTAM are subsequently presented to the CSRisc in order to ensure that our senior management members are also informed about such decisions.

Superior Product Committee (CSP): meets on a weekly basis and is the highest authority to approve our products, operations, services and related processes. Its main responsibilities include:

•	Evaluating products, operations, services and processes that are beyond the authority level of the Products Committee, which evaluates our products on an operational level;
•	Ensuring our products, operations, services and processes meet the needs of clients and segments (suitability); and
•	Evaluating products, operations, services and processes that involve risk to our image.

Superior Foreign Units Committee (CSEXT): meets on a quarterly basis, supervises our businesses abroad and is the highest authority for approving initiatives, transactions, services and processes in the markets where we operate outside Brazil. Its main functions include:

•	Ensuring that our business initiatives in our international units comply with Itaú Unibanco Holding’s governance on matters related to accounting, corporate tax, financial and liquidity, risk control, internal control, audit and technology; and
•	Making decisions with respect to initiatives, operations, services and processes that are not addressed by local committees or that involve risks to our image in the markets where we operate outside Brazil.

Risk Management

Credit Risk

Credit risk is the possibility of losses due to (i) the failure by the borrower, issuer or counterparty to perform their respective financial obligations under agreed upon terms; (ii) the devaluation of the credit agreement arising from a deterioration of the risk rating of the borrower, issuer or counterparty; (iii) the reduction of earnings or remuneration and (iv) the benefits granted upon renegotiation or the recovery costs.

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Our credit risk management structure aims to maintain the quality of our credit portfolio consistent with risk appetite levels for each market segment in which we operate. Our credit risk management institutional policy is approved by our Board of Directors and applicable to all companies and subsidiaries in Brazil and abroad.

Our credit policy is developed based on internal factors, such as borrower rating criteria, performance and evolution of portfolio, default levels, return rates, and allocated economic capital, and on external factors related to the economic environment, interest rates, market default indicators, inflation and changes in consumption levels.

Our credit risk management governance is conducted through corporate bodies that report to the Board of Directors or to our executive officers and act primarily by assessing competitive market conditions, setting our credit limits, reviewing control practices and policies and approving actions at different authority levels. The risk communication and reporting process, including the disclosure of institutional policies on credit risk management, is also part of this governance structure.

The credit rating for our wholesale transactions is based on information such as the economic and financial conditions of a potential borrower, its cash-generating capabilities, the economic group to which it belongs and the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through our internal approval governance structure.

With respect to our retail transactions (individuals, small and middle-market companies), rating is assigned based on two statistical models: application (in the early stages of our relationship with a customer) and behavior (used for customers with whom we already have a relationship). Decisions are made based on scoring under these models and resulting ratings are continuously monitored by our credit risk independent unit. In some cases, an individual analysis of specific cases may be performed, in which case credit approval is submitted to the applicable authority levels.

We seek to strictly control our credit exposure to clients and counterparties, taking action to remediate occasional situations in which our actual exposure exceeds targeted levels. In the cases where our actual exposure exceeds targeted levels, we may seek enforcement of contractual provisions such as the right to demand early payment or require additional guarantees.

Operational Risk

Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal processes, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by us, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by us.

Internally, we classify the following as first-level operational risks:

•	Internal fraud;
•	External fraud;
•	Labor demands and deficient security in the workplace;
•	Inadequate practices related to clients, products and services;
•	Damages to our own physical assets or assets in use;
•	Interruption of our activities;
•	Failures in information technology systems; and
•	Failures in the performance, compliance with deadlines and management of our activities.

In line with CMN regulation, we have an operational risk management governance structure and an institutional policy, which are annually approved by the Board of Directors and are applicable to our local and foreign companies and subsidiaries.

Our operational risk management structure is composed of activities of operational risk control and management, the purpose of which is to support proper identification and assessment of risks and our decision-making process, the creation of value for stockholders and the protection of our assets and image.

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Our operational risk management structure is supported by a governance process that is structured through discussion forums and committees that report to the CSAGRO and CSRisc, which, in turn, report to the Board of Directors, and is based on well-defined roles and responsibilities in order to reinforce the segregation of the business and management and control activities. This structure is intended to ensure independence between our units and, consequently, informed decisions with respect to risks. This independence is reflected in the risk management carried out on a decentralized basis under the responsibility of the business units and in the centralized control carried out by the operational risk and internal control and compliance units.

The purpose of operational risk management is to identify, evaluate, measure and respond to our operational risks and monitor such risks in order to maintain losses and risks within the limits established by the Board of Directors and to ensure compliance with our internal guidelines and with current regulation.

The managers of our business and support units use corporate methodologies that are built and made available by the operational risk and internal control and compliance units to support the management process. Examples of such methodologies currently in use include those for the identification of risks, self-evaluation of risks, approval of processes and products and the monitoring of key risk indicators that are supported by a database of operational losses.

The set of principles, governance, roles and responsibilities, methodologies and procedures that support our operational risk management process applied to products, services, activities, processes and systems is described and published in our operational risk management institutional policy.

The sophistication of the banking business and the evolution of technology have increased the complexity of our risk profiles and affected our operational risk management. As a result, we have established a specific structure for operational risk distinct from those traditionally applied to market and credit risks.

In line with the principles established by the CMN, we established an operational risk management policy, which is composed of a set of principles, procedures and guidelines for the management of products, processes and system´s risks, taking into consideration their respective natures and complexities. The operational risk management policy defines procedures for identifying, assessing, measuring, responding to, monitoring and reporting operational risk, as well as the roles and responsibilities of participants in the process.

Crisis Management and Business Continuity

The purpose of our Business Continuity Program is to protect our employees, ensure the continuity of the critical functions of our business lines, safeguard revenue and sustain both a stable financial market in which we operate and the trust of our clients and strategic partners in providing our services and products.

Our Business Continuity Program is composed of procedures for relocating and/or recovering operations in response to a variety of interruption levels and can be divided into two key elements:

•	Crisis Management: centralized communication and response processes to manage business interruption events and any other types of threats to our image and reputation in the eyes of our employees, clients, strategic partners and regulators. The crisis management structure has a command center that constantly monitors daily transactions, as well as media channels in which we are mentioned. Our crisis management is handled by our Focal Agent Network, which is composed of representatives appointed by our business units and that work in the monitoring of potential problems, resolution of crises, continuation of business activities, improvement of processes and search for preventive actions; and

•	Business Continuity Plans (PCN): procedures and information developed, consolidated and maintained so they are available for use in possible incidents, allowing the resumption of critical activities in acceptable terms and conditions. For the fast and safe resumption of our operations, our PCNs have established corporate-wide customized actions for our lines of business, including by means of:

-	Disaster Recovery Plan: focused on the recovery of our primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;
-	Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities from which to perform their activities in the event the buildings in which they usually work become unavailable. There are approximately 2,000 contingency dedicated seats that are fully equipped to meet the needs of critical business units in emergency situations;

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-	Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact our facilities, with a preventive focus; and
-	Processes Contingency Plan: alternatives for carrying out the critical processes identified in each of our business units.

In order to keep continuity solutions aligned with applicable requirements with respect to processes, minimum resources and legal requirements, among others, the Business Continuity Program applies the following tools to analyze our organization:

•	Business Impact Analysis (BIA): evaluates how critical it is to resume processes that support the delivery of products and services. Through this analysis, we define priorities for resuming activities;

•	Risk Assessment (RA): evaluates the processes and the effectiveness of the controls in place to mitigate the inherent risks of interruption as well as to implement actions to respond to business interruptions;

•	Threats and Vulnerabilities Analysis (AVA): identification of threats inherent to the locations where we run our processes. The efficiency of our controls is evaluated against potential threats in order to identify vulnerabilities so that controls may be adjusted or implemented to enhance the resilience level of our critical facilities.

Please refer to https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Corporate_Business_Continuity_Policy.pdf, for further details about our Corporate Business Continuity Policy.

Liquidity Risk

Liquidity risk is defined as the likelihood that an institution will not be able to effectively honor its expected and unexpected current and future obligations, including those from guarantee commitments, without affecting its daily operations and not incurring significant losses.

Our liquidity risk control is carried out by our risk unit that is independent of our business units and is responsible for determining the composition of our reserves, proposing assumptions for the performance of cash flows in different timeframes, proposing liquidity risk limits in accordance with the independent unit’s risk appetite, communicating any mismatches in our cash flow (between input and output) evaluating liquidity risk on an individual basis in the countries where we operate, simulating the behavior of cash flows in stress conditions, assessing and reporting in advance the risks inherent to new products and operations and reporting the information required by the regulatory agencies. All activities are subject to assessment by our independent validation, internal controls and audit units.

Our main sources of funds are interest-bearing deposits, deposits received under securities repurchase agreements, debt in the interbank market and debt in the institutional market.

Due to our stable sources of funds, which include a broad base of deposits and a large number of foreign banks with which we have long standing relationships, as well as credit lines available through which we have access to more funds, historically we have not made drawings under such credit lines.

We are investing in the improvement of our liquidity risk management structure. We always maintain a highly-liquid portfolio of marketable securities (operational reserve) available, which represents our main source of liquidity. Our operational liquidity reserve, which is the total amount of the assets that may be promptly converted into cash based on market practices and legal regulations, includes, in general: cash and deposits on demand, funded positions of securities purchased under agreements to resell to our clients and unencumbered government securities.

According to Brazilian legislation, dividends in kind may only be paid if the parent company that distributes such dividends has accounted for profit in its financial statements. Additionally, subsidiaries that are financial institutions are prohibited from lending us money but they can make deposits with us by means of Interbank Deposit Certificates (CDIs). These restrictions did not have and are not expected to have a relevant impact on our ability to meet our cash obligations.

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Social and Environmental Risk

In managing our business, we continuously take into consideration the risk of potential losses due to exposure to social and environmental events arising, directly or indirectly, from the performance of our activities. These events may arise from (i) our direct operations which may have an impact on the environment or human health, or (ii) actions of borrowers, issuers and counterparties that, somehow, generate losses to us.

Our management of social and environmental risks follows the stages of assessment, management, organizational training and participation of stakeholders. This process permeates all of our management levels and is structured by specific governance structures and policies that formalize the mechanisms for the management of social and environmental risk, in addition to strengthening our sustainability agenda in our decision-making process.

The Social and Environmental Risk Committee is a permanent non-statutory management body whose purpose is to establish our governance structure and policies for social and environmental risk issues for us.

Please refer to https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/SOCIAL_ENVIRONMENTAL_RISK_POLICY.pdf, for further details about our Social and Environmental Risk Policy.

In order to avoid losses and also meet the interests of stakeholders, we have been developing internal processes aimed at the management, control and mitigation of events that may lead to our exposure to social and environmental risks, and at the maintenance of a transparent management. These include, for example, the incorporation of social and environmental variables in the processes of credit assignment, contracting of suppliers, insurance underwriting and acquisition of real estate properties for our own use, which are formalized in our social and environmental risk policies.

Insurance Risk, Pension Plan and Capitalization Products Risk

The portfolio of our insurance companies is comprised of life, large risk and extended warranty insurance, as well as pension plans and capitalization products. Insurance risk relates to underwriting risk, market risk, counterparty credit risk, and longevity risk, among others, with respect to such products.

With respect to insurance:

•	Underwriting risk is the possibility of losses arising from insurance products, pension plans and capitalization products that go against our expectations and that are directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions.

•	Market risk is the possibility of losses resulting from fluctuations in market value of assets and liabilities that comprise technical actuarial reserves.

•	Counterparty credit risk is the possibility of a counterparty failing to perform its obligations in connection with settlement of transactions involving trading of financial assets or reinsurance.

•	Longevity risk is the possibility that pension plans must pay benefits and annuities for longer than originally expected;

•	Liquidity risk in insurance operations is the possibility that the institution may not be able to efficiently and timely honor its obligations to policyholders and beneficiaries of pension funds due to a lack of liquidity of the assets comprising the actuarial technical reserves.

In line with national and international recommended practices and in order to ensure that risks arising from insurance products, pension plans and capitalization products are properly identified, measured, assessed, reported and approved within our relevant groups, we have a risk management framework, whose guidelines are established pursuant to our internal policies, approved by our Board of Directors and applicable to companies and subsidiaries subject to those risks, in Brazil and abroad.

Our risk management process for insurance products, pension plans and capitalization products is based on responsibilities defined and distributed between our control and business units, promoting independence between them.

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The main responsibilities of our insurance risk control unit include:

•	Setting governance principles and establishing institutional policies for risk management of insurance products, pension plans and capitalization products;

•	Assisting insurers in the development of new products from a risk perspective;

•	Assisting insurers in the development and implementation of pricing methodologies and risk models; and

•	Controlling, monitoring and reporting, on a consolidated basis, risks arising from our insurance products, pension plans and capitalization products to the applicable regulatory authorities.

Our risk management framework is structured to allow the Superior Committees to participate in decisions that may involve certain levels of risks related to our insurance business, according to the thresholds and guidelines established in our policies.

Capital Management

The Board of Directors is our highest authority in capital management and is responsible for monitoring capital adequacy, approving the Internal Capital Adequacy Assessment Process (ICAAP) report and analyzing the results of the independent validation of ICAAP’s models and processes, performed by our internal controls and model validation teams, as well as approving our institutional capital management policy.

ICAAP is a process that aims to evaluate our capital adequacy level given our risk profile, our strategic guidelines and the economic environment. In order to independently validate the effectiveness of ICAAP’s processes and models, our internal controls team is responsible for evaluating our governance framework, processes, policies and activities of monitoring and reporting. Our team responsible for the technical validation of models analyzes the documentation, data, methodology, performance and the use of the models involved.

At the executive level, the CSRisc is responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital-related documents and topics to the Board of Directors. Supporting our governance framework, we have a structure that is dedicated to managing our capital, coordinating and consolidating information and related processes, all subject to our independent validation, performed by our internal control and audit departments.

In the capital management context, we prepare a capital plan consistent with our strategic planning and designed to maintain an adequate and sustainable capital level, taking into account analyses of the economic, competitive and political environment, in addition to other external factors.

Our capital plan comprises the following:

•	Our short and long-term capital goals and projections, under normal and stress scenarios, according to the Board of Directors’ guidelines;

•	Description of our main sources of capital;

•	Our contingency capital plan, identifying actions to be taken in the event of a potential capital deficiency.

Some of the factors taken into account in the preparation of our capital plan are:

•	Analysis of the threats and opportunities related to the economic and business environment;

•	Balance sheets and income statement projections;

•	Targets for growth and/or market share;

•	Segments targeted by us and products targeted by each segment;

•	Profit sharing policies and their impacts on capital.

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As part of our capital planning, extreme market conditions are simulated, emulating serious events, in order to identify potential capital restrictions. The stress scenarios are approved by the Board of Directors, and their impacts on capital are considered when devising our strategy and positioning of our businesses and capital.

Complementing the calculation of capital to cover the risks of Pillar 1 (credit risk, market risk and operational risk), we have been developing mechanisms to identify and analyze the materiality of other risks assumed by us, in addition to methodologies for assessing and quantifying the need for additional capital to cover such risks.

In order to provide the necessary information for our executives and Board of Directors to make decisions, managerial reports are prepared and presented at committee meetings, where committee members are informed about our capital adequacy, as well as about the projections of future capital levels in normal and stress situations.

Please refer to 7.5 (a) for further details about the implementation of Basel III in Brazil.

Capital Composition

Pursuant to CMN regulations, our regulatory capital (Patrimônio de Referência or “PR”), used to monitor our compliance with the capital requirements imposed by the Central Bank, is the sum of Tier I Capital and Tier II Capital, according to which:

•	Tier I Capital: comprises the Common Equity Tier I Capital (based on share capital, certain reserves and retained earnings, net from deductions and regulatory adjustments (ajustes prudenciais)), as well the Additional Tier I Capital (comprised of equity and debt instruments (hybrid capital instruments));
•	Tier II Capital: comprises eligible instruments, primarily subordinated debt, subject to regulatory adjustments.

According to Central Bank regulations, which came into effect in October 2013, we must calculate our regulatory capital based on the consolidation of all our financial subsidiaries regulated by the Central Bank, including branches and foreign investments (the so called “financial conglomerate level”).

In accordance with CMN regulation, we must maintain our PR, Tier I Capital and Common Equity Tier I Capital above the minimum regulatory requirements established at all times. The risk-weighted assets (RWA) used for assessing these minimum regulatory requirements can be determined by adding the following portions:

•	RWACPAD = portion relating to exposures to credit risk;
•	RWACAM = portion relating to exposures in gold, foreign exchange rate and assets subject to foreign exchange rate variations;
•	RWAJUR = portion relating to exposures subject to variations of interest rates, interest coupons and coupon rates and classified in the Trading Portfolio;
•	RWACOM = portion relating to exposures subject to variations in commodity prices;
•	RWAACS = portion relating to exposures subject to variations in equities prices and classified in the Trading Portfolio;
•	RWAOPAD = portion relating to the calculation of operational risk capital requirements.

Capital Adequacy

Our minimum regulatory capital required (Patrimônio de Referência Exigido or “PRE”) is the capital required from financial institutions to cover risk exposures inherent to their activities. To calculate the PRE, based on the RWA, a factor of 11% is applied to the total amount of RWA, in accordance with current regulation.

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Through our Internal Capital Adequacy Assessment Process (ICAAP), we ensure the sufficiency of our capital to cover credit, market and operational risks, which are represented by our minimum regulatory capital required and to cover other risks we consider material.

In order to ensure our capital strength and availability of capital to support business growth, we maintain regulatory capital levels above the minimum regulatory capital required levels, based on the BIS ratio (as defined below) and on the Common Equity Tier I, Additional Tier I Capital and Tier II Capital ratios (calculated by dividing Common Equity Tier I, Additional Tier I Capital and Tier II Capital by the total risk weighted assets).

Since October, 2013, the so called “economic-financial consolidated level” (which took into consideration all companies owned by us, regardless of whether they were regulated by the Central Bank) ceased to be the basis for determining compliance with capital requirements. Pursuant to the former rules, our regulatory capital (PR) at the economic-financial consolidated level on December 31, 2013, would have been R$118,512 million and our minimum regulatory capital (PRE), R$81,693 million.

On December 31, 2013, our regulatory capital at the financial conglomerate level reached R$125,144 million, an increase of R$5,198 million when compared to December 31, 2012, mainly due to the increase of our Tier I Capital.

	(in millions of R$)%
Capital Composition	December	December	December
(financial conglomerate)	31, 2013	31, 2012	31, 2011	2013 - 2012	2012 - 2011
Tier I Capital	87,409	79,711	71,052	9.7	12.2
Common Equity Tier I	87,409	-	-	-	-
Additional Capital	-	-	-	-	-
Tier II Capital	37,734	40,654	21,564	(7.2)	88.5
Exclusions (funding instruments issued by financial institutions)	-	(420)	(55)	-	662.8
Regulatory Capital (PR)	125,144	119,945	92,561	4.3	29.6
Minimum Regulatory Capital Required (PRE)	83,099	72,798	63,728	14.2	14.2
Excess Capital in relation to Minimum Regulatory Capital Required (PRE)	42,045	47,148	28,833	(10.8)	63.5
Risk weighted assets (RWA)	755,441	661,797	579,338	14.1	14.2

Our BIS ratio (calculated as the ratio between regulatory capital (PR) and the total amount of risk-weighted assets) at the financial conglomerate level reached 16.6%, on December 31, 2013, a decrease compared to December 31, 2012, mainly explained by the application of Central Bank’s new capital requirement assessment rules (i.e. credit valuation adjustment for derivatives and credits to release) and changes to some of the weighting factors of our credit risk exposure. Our BIS ratio on December 31, 2013 consisted of 11.6% of Common Equity Tier I and 5% of Tier II Capital.

Please refer to item 7.5 (a) - Implementation of Basel III in Brazil, for further details about minimum capital ratios.

	(%)
Capital Ratios	December	December	December
(financial conglomerate)	31, 2013	31, 2012	31, 2011
BIS ratio	16,6	18,1	16,0
Tier I Capital	11,6	12,0	12,3
Common Equity Tier I	11,6	-
Additional Capital	-
Tier II Capital	5,0	6,1	3,7

Recent Central Bank regulations changed the procedures for calculating the RWACAM (portion relating to the risk of gold, foreign exchange rate and assets subject to foreign exchange rate variations).

Until December 31, 2013, in the event our exposure to gold, foreign exchange rate and assets subject to foreign exchange rate variations considered in the calculation of the RWACAM was equal to or below 2% of the PR, the RWACAM value would be equal to zero. If the recently enacted Central Bank rules (expected to be effective in 2014) were in effect in 2013, the BIS ratio would have been reduced by approximately 0.2%.

Please refer to section Our Risk Management, item 5.1

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g) The adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted

The adherence of the Market Risk Control Units and management to the policies and strategies defined by the Superior Committees of the institution are periodically checked by the Internal Controls Area, subordinated to the Risk Controls Area (“ACR”).

The Internal Controls Area is responsible for the periodic quality evaluation of internal controls and the adherence of the processes to the guidelines issued by senior management.

The internal control methodology is based on the following phases:

1)	Mapping of processes, ensuring that they:

•	Enable an understanding of the process

•	Include details of critical controls and activities

•	Are up to date.

2)	Development of the Risk and Control Matrix, addressing:

•	The major risks of each phase

•	Controls considered adequate to mitigate risks, including monitoring compliance with the defined rules and policies.

3)	Analysis and conducting of tests, considering whether:

•	The established tests are adequate to evaluate the effectiveness of controls

•	The documentation on the testing procedure is clear and sufficiently detailed to enable the tests to be repeated

•	The results of the tests effectively indicate the adequacy/inadequacy of the related control.

4)	Reporting control deficiencies to the management of the related business area, for the development of action plans.

5)	Monitoring the implementation of action plans for the correction of the identified control deficiencies.

5.3. State whether, in the previous year, there were significant changes in the main market risks to which the issuer is exposed or in the risk management policies adopted

For the continuous improvement of market risk management, throughout 2013, Itaú Unibanco has improved its methodology to calculate the VaR for the Trading Portfolio, migrating from the Parametric approach to “Historical Simulation.” This approach uses four years of market historical data, revaluates every position (full re-pricing), considering both the one-day and the 10-day maintenance periods; additionally, it reports the risk in a many levels of confidence, including the usual confidence level of 99%. This method is widely known for improving the evaluation of risk factors for non-linear positions and for efficiently capturing base risks and tail events. The institution calculates and follows the VaR metrics in simple unweighted returns and also considers weight for volatility. From January 2014, the reported values are the maximum daily measurement between the two methodologies.

The improvement of VaR’s calculation will be extended, during 2014, beyond the Trading Portfolio to include all important portfolios that are subject to market risks.

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5.4. Supply any other information that the issuer may deem relevant

The Issuer’s market risk management process is subject to the governance and hierarchy of Committees, and limits are specifically approved for risk management support, from aggregated risk indicators (at portfolio level) to granulated limits (at individual desk level) ensuring the effectiveness and coverage of controls. These limits are calibrated based on evaluations of projected results in balance sheets, the amount of stockholders’ equity and the risk profile of each entity, and are defined in terms of risk measurements used in the risk management process. These limits are monitored and controlled on a daily basis and results in excess of these limits are reported and discussed by the competent Committees. Risk reports, issued daily to the CEO, CRO and risk managers, are prompt, complete, accurate and, most importantly, used.

For more information on risk management, see the Investor Relations site at (www.itau.com.br/investor-relations) under the heading: Corporate Governance >> Risk Management - Pillar 3.

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ITEM 6 –ISSUER’S HISTORY

6.1 / 6.2 / 6.3 – Issuer’s incorporation, term of duration and date of registration with CVM

Date of Issuer’s incorporation:	09.09.1943
Type of business organization:	Corporation
Country of incorporation:	Brazil
Term of duration:	Undetermined
Date of registration with CVM:	12.30.2002

6.3. Outline in brief of the history of the issuer

General

Our legal name is Itaú Unibanco Holding S.A. We were incorporated on September 9, 1943. We are organized as a publicly held corporation for an unlimited period of time under the laws of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil and our telephone number is +55-11-2794-3547. Our CNPJ/MF No. 60.872.504/0001-23 is registered at the Board of Trade of the State of São Paulo under NIRE No. 35300010230..Our social purpose, as established by Article 2 of our Articles of Incorporation is to undertake the banking activity in all authorized forms, including money exchange.

Our History

1924

Unibanco

•	Operating Authorization of Casa Moreira Salles

1944

Itaú

•	Establishment of Banco Central de Crédito S.A..

1945

Itaú

•	Banco Central de Crédito S.A. started its operations

1940s to 1960s

Unibanco

•	Mergers of Casa Bancária Moreira Salles, Banco Machadense and Casa Bancária de Botelhos originating Banco Moreira Salles, subsequently União de Bancos Brasileiros S.A.
•	Opening of the first branch in Rio de Janeiro, the capital of the country at that time.
•	Large investment in professional qualification and technology.
•	Organization of BIB – Banco de Investimentos do Brasil.
•	Expansion of operations, then with the largest network of branches in Brazil.

Itaú

•	Opening of the first branch.

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•	Change of corporate name to Banco Federal de Crédito S.A., later Banco Federal Itaú and, subsequently, Federal Itaú Sul Americano S.A., after mergers with other Brazilian banks.
•	Major investment in technology.
•	Implementation of the “Development Plan,” increasing the number of branches and conducting campaigns to increase deposits.
•	Merger of Itaú América after the takeover of Banco da América.

1970s to 1990s

Unibanco

•	Adherence to the multiservice bank system, commencement of operations of the Commercial Bank, Investment, Consumer Credit and Mortgage Loan portfolios.
•	Investment in training and automation of services.
•	Segmentation of clients and services and improvement of customer service.
•	Assumed leadership in the credit financing market.
•	Expansion of activities in the insurance industry.
•	Acquisitions of other financial institutions, such as Banco Nacional, making Unibanco one of the three largest financial institutions in Brazil.

Itaú

•	Takeover of Banco Aliança, a milestone for expansion in the Northeast region.
•	Establishment as a multiservice bank.
•	Takeovers of domestic banks, such as Banco União Comercial, making Itaú the second largest private bank in Brazil.
•	Strengthening the brand and increasing competitiveness.
•	Service automation, pursuant to the concept of "electronic bank."
•	Expansion in the number of branches, which had a new design concept.
•	Acquisition of Banco Francês e Brasileiro S.A., predecessor to Itaú Personnalité.
•	Acquisition of state banks Banerj and Bemge.

2000s to 2010s

Unibanco

•	Takeover of Banco Bandeirantes and Credibanco, when the Unibanco was ranked among the five largest banks in Latin America and the third largest private bank in Brazil.
•	Creation of a new image of Unibanco, called “Unibanco’s Way”: a simple, straightforward, positive, good-humored and transparent bank.

Itaú

•	Acquisition of the state banks Banestado and Beg, of Banco Fiat and of the Brazilian operations of Bank Boston, which increased Itaú’s presence in the high-income segment, and of BBA Creditanstalt, predecessor to Itaú BBA, the largest wholesale bank in Brazil.

2008

•	Itaú and Unibanco merger, announced on November 3.

2009

•	Association with Porto Seguro on August 24.

2012

•	Association with Banco BMG for payroll loan transactions.
•	Acquisition of total outstanding shares of Redecard.

2013

•	Acquisition of Credicard on May 14.

Since the establishment of the first branch in Minas Gerais, Brazil, where the oldest institutions that make up the conglomerate were established, until the association between Itaú Holding Financeira and Unibanco - União de Bancos Brasileiros carried out in 2008, nine decades of growth and development led us to today's most valuable brand position in the Brazilian market and largest financial institution in Latin America in terms of market capitalization.

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This association gave rise to the largest Brazilian private bank and one of the 30 largest banks worldwide in market value as of January 31, 2014.  Itaú, operating since 1945 in the capital city of the State of São Paulo, and Unibanco, organized in 1924 in the city of Poços de Caldas, State of Minas Gerais, developed similar and supplementary characteristics over time.  Mergers, acquisitions and takeovers characterized their growth.

Both Itaú and Unibanco were able to anticipate market challenges, consolidating their businesses during Brazilian economic crises and expanding operations in growth periods.  They were pioneers in the use of technology to process banking business and client services and made major investments in automation and support through modern operating centers.

We have been expanding our business since the association through actions such as the acquisitions of Credicard in 2013 and the total outstanding shares of Redecard in 2012.  As of December 31, 2013, our total assets exceeded R$1.0 trillion and we had a market capitalization of R$157.0 billion.

As supporters of art, culture and social and environmental responsibility, we have provided our companies with autonomous and effective structures to spread knowledge and practices that promote sustainability. As evidence of this, we are the only Latin American bank that forms part of the Dow Jones Sustainability Index for 14 consecutive years.

6.5. Describe the main corporate events, such as takeovers, mergers, spin-offs, acquisition of shares, disposals and acquisitions of shareholding control, acquisitions and disposals of important assets, which the issuer or any of its subsidiaries or affiliated companies have carried out, indicating:

For the purposes of this item, we used as relevance criteria transactions involving amounts higher than R$500 million or which were subject to the disclosure of a material fact during the past three years.

2014

CorpBanca

Event	Operational union of Banco Itaú Chile with CorpBanca in Chile and Colombia.
Main conditions of the transaction

On January 29, 2014, Itaú Unibanco Holding S.A. (Itaú Unibanco Holding) and its subsidiary, Banco Itaú Chile (“BIC”), entered into an agreement with CorpBanca and its controlling shareholders (“Corp Group”), establishing the terms and conditions of the operational union between BIC and CorpBanca in Chile, Colombia and other countries where CorpBanca operates. This union will be formed by way of (i) BIC’s capital increase in the amount of US$652 million, carried out by Itaú Unibanco Holding or one subsidiary, (ii) merger of BIC by CorpBanca; CorpBanca will cancel BIC’s shares and issue new shares, in the estimated proportion of 85,420.07 CorpBanca’s shares for each BIC’s shares, so that the interests in the bank resulting from the merger (that will be called “Itaú CorpBanca”) are 33.58%, for Itaú Unibanco Holding, and 32.92%, for Corp Group, and (iii) subsequent integration of Itaú BBA Colômbia, S.A. into the operations of Itaú CorpBanca or its subsidiaries. The completion of this operation is subject to the compliance of certain prior conditions, including the approval by CorpBanca’s stockholders’ meeting and the proper regulatory authorities. When the BIC’s merger by CorpBanca is completed, Itaú Unibanco Holding and Corp Group will enter into a shareholder agreement with the provisions regarding the election of the administration board, the matters subject to the joint approval of Itaú Unibanco Holding and Corp Group, as well as the transfers of shares between Itaú Unibanco Holding and CorpBanca and also for third parties.

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Companies involved	Itaú Unibanco Holding S.A.; Banco Itaú Chile, Inversiones Corp Group Interhold Limitada, Inversiones Gasa Limitada, and CorpBanca.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members

There was no change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	Itaú Unibanco Holding S.A.´s estimated interest in Itaú CorpBanca will be of 33.58% of the total shares. This estimated percentage will result from the share exchange ratio applied to BIC and CorpBanca’s shares, when the operation is completed, which is subjected to prior authorization of CorpBanca’s stockholders’ meeting and the proper regulatory authorities.

Itaú BBA

Event	Partial Spin-Off of Banco Itaú BBA S.A. (Itaú BBA).
Main conditions of transaction

On January 31, 2014, the Stockholders’ Meetings of Itaú BBA and Itaú Unibanco S.A. (Itaú Unibanco) approved the partial spin-off of Itaú BBA and the transfer of a portion of the equity to Itaú Unibanco.

With the partial spin-off, Itaú BBA’s institutional treasury and corporate banking activities, including its securities and loan portfolios and all other assets and liabilities related to such activities, were transferred to Itaú Unibanco. Itaú BBA will retain its investment banking and cash management activities. This internal corporate restructuring process is not expected to result in any material change to the ordinary course of our business, including our internal governance, our brands and the management models of the affected business units.

The main motivation for the corporate restructuring process was the optimization of the capital structure of Itaú Unibanco, due to the new Basel III rules, and the intention to concentrate all financial intermediation activities of the Itaú Unibanco Group in Itaú Unibanco.

This transaction was approved by the Central Bank on May 02, 2014 and by the Central Bank of the Bahamas on May 12, 2014.

Companies involved	Banco Itaú BBA S.A and Itaú Unibanco S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members

No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	No change in the Issuer’s corporate structure.

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2013

Credicard

Event	Acquisition of Shares and Quotas of Credicard and Citifinancial.
Main conditions of transaction

On May14, 2013, Itaú Unibanco S.A. (“Itaú Unibanco”), Banco Citibank S.A. and its affiliated company Corinth HoldCo LLC (Banco Citibank S.A. and Corinth HoldCo LLC, “Citibank”) signed a purchase and sale agreement for the acquisition of 100% shares issued by Banco Citicard S.A. and 100% of quotas of Citifinancial Promotora de Negócios e Cobrança Ltda. for the approximate amount of R$2,8 million. Responsible for the offer and distribution of financial services and products, mainly personal loans and credit cards, Credicard and Citifinancial have a base of 4.8 million credit cards and a consumer credit portfolio of R$7.3 billion (gross amount in December 2012). The transaction was completed on December 20, 2013.

Companies involved	Itaú Unibanco S.A.; Corinth HoldCo LLC and Banco Citibank S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members

No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	Itaú Unibanco Holding, through its subsidiaries, will hold 100% of shares of Banco Citicard S.A. and Citifinancial Promotora de Negócios e Cobrança Ltda.

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2012

Redecard

Event	Tender Offer for the Acquisition of Redecard Shares
Main conditions of transaction

On February 7, 2012, Itaú Unibanco Holding announced its intention to acquire, directly or through its subsidiaries, all of the outstanding shares of Redecard S.A. (“Redecard”), through a public tender offer (the “Tender Offer”) aimed at cancelling Redecard’s authorization as a publicly-held company registered with the CVM. The Tender Offer targeted the acquisition of common shares of Redecard corresponding to approximately 50% of the total capital stock. On April 12, 2012, Itaú Unibanco Holding confirmed that the price to be paid in cash would be R$35.00 per share (the “Tender Offer Price”). The Tender Offer was successfully completed on September 24, 2012.

As a result of the auction, Itaú Unibanco Holding acquired, through its subsidiary Banestado Participações, Administração e Serviços Ltda. (“Banestado”), 298,989,137 common shares of Redecard, representing 44.4% of Redecard’s share capital, bringing the total amount of common shares owned by us to 94.4% of Redecard’s total capital stock. On October 18, 2012, Redecard´s registration as a publicly held company was cancelled. In December 2012, the Issuer started to hold, through its affiliates, 100.0% of Redecard shares. The shares were purchased at the Tender Offer Price for a total amount of R$11,752 million (including the Tender Offer). The difference between the amount paid and the amount corresponding to the minority interest was directly recognized in the Consolidated Stockholders’ Equity under revenue reserve amounting to R$11,151 million restated up to December 31, 2012, which net of taxes totaled R$7,360 million. For further information, see explanatory Note 2-c of the Financial Statements.

Companies involved	Redecard S.A., Banestado Participações, Administração e Serviços Ltda. and Dibens Leasing S.A. - Arrendamento Mercantil.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members

No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	In December 2012, Itaú Unibanco Holding started to hold, through its affiliates, 100.0% of Redecard shares.

Serasa

Event	Sale of shares issued by SERASA
Main conditions of the transaction	On October 22, 2012, Itaú Unibanco Holding, through BIU Participações S.A., entered into a stock purchase agreement with Experian Brasil Ltda., under which it undertook to sell its equity stake, corresponding to 601,403 common shares, in Serasa S.A., a credit bureau. The income before tax from this sale was R$1,542 million in the fourth quarter of 2012. The transaction was closed on November 23, 2012.
Companies involved	BIU Participações S.A., Itaú Unibanco S.A., Experian Brasil Ltda. and other financial institutions that held and also sold their equity stake in Serasa S.A..

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members

No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	The Issuer no longer holds any interest in the capital of Serasa S.A.

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BMG

Event	Association with Banco BMG S.A. (“BMG”) aiming at the offering, distribution and sale of payroll loans in Brazil.
Main conditions of the transaction

On July 09, 2012, Itaú Unibanco S.A. entered into an association agreement with Banco BMG S.A., a privately-held Brazilian bank, aiming at the offering, distribution and sale of payroll loans in Brazil (the “BMG Association”). The BMG Association is structured as a new financial institution, Banco Itaú BMG Consignado S.A. (the “Association”), controlled by Itaú Unibanco S.A., which holds, directly, 70% of the shares issued by the Association. Banco BMG S.A. holds the remaining 30% stake in the Association. The initial capital stock of the Association is R$1 billion. Itaú Unibanco S.A. has the right to nominate the majority of the Board of Directors of the JV and the majority of the officers of the Association, including the Chief Executive Officer. BMG has the right to appoint commercial, operations and collections officers of the Association, subject to Itaú Unibanco S.A.’s approval.

BMG shares its distribution channels with the Association, which has the right to grant 70% of the payroll loans generated by these distribution channels. The remaining 30% of these loans are granted directly by BMG.

The payroll loans granted to Itaú Unibanco S.A.’s clients through Itaú Unibanco S.A.’s branches and other exclusive Itaú Unibanco S.A. channels remain separate from the operations of the Association. In addition, Itaú Unibanco S.A. will provide funding for BMG’s payroll loan transactions of up to R$300 million per month, for a five year term. Itaú Unibanco S.A. and its affiliates have the right to offer their products and services to the Association’s clients.

This transaction was approved by the Brazilian Antitrust Authority (CADE) and the definitive agreements regulating the BMG Association were entered into on December 13, 2012, including an investment agreement setting forth the rights and obligations of each party with respect to the Association and an agreement for the concession of funds through the assignment of credit rights, which stipulates Itaú Unibanco S.A.’s obligation to grant funding to BMG. The closing of this transaction took place on January 7, 2013. In April, 2013, the Central Bank of Brazil approved the operation.

Additionally, Itaú Unibanco S.A. entered into, on April 29, 2014, a business combination agreement with BMG (“Agreement”) that establishes the combination of the payroll loan activities of BMG and the Association, which will now be concentrated in the Association. In consideration for this combination, the ownership interest of BMG total and voting capital of the Association will be increased. The possibility of this combination was already provided for in the final contracts that regulate the BMG Association, which were signed on December 13, 2012.

The capital increase of the Association is subject to satisfaction of certain conditions precedent, including the approval of the proper regulatory authorities. After this capital increase, Itaú Unibanco S.A. will be the holder of a sixty percent (60%) interest in the total and voting capital of the Association and BMG will be the holder of the remaining forty percent (40%).

After the completion of the capital increase operation and during the term of the BMG Association, the Association will be the exclusive vehicle of BMG for the offer, in the Brazilian territory, of payroll loans, provided that some exceptions are observed, for a maximum period of six (06) months after the date of the capital increase.

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Companies involved	Banco BMG S.A. and Itaú Unibanco S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members	No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	Itaú Unibanco S.A. will become the holder of 60% of the total and voting capital of the Association.

BPI

Event	Sale of shares issued by Banco BPI, S.A.
Main conditions of the transaction

On April 20, 2012, Itaú Unibanco Holding, through its subsidiary IPI - Itaúsa Portugal Investimentos, SGPS, Lda. entered into an agreement for the transfer of its 18.87% interest in the capital stock of Banco BPI, S.A. to Caixabank, S.A. (“La Caixa”), a company of the La Caixa Group.

This transaction was approved by the Central Bank of Portugal on April 30, 2012 and its completion occurred on May 3, 2012, when La Caixa paid to Itaú Unibanco Holding consideration of approximately €93 million for the acquisition.

The transaction produced a positive effect on the consolidated stockholders’ equity amounting to approximately R$106 million, and a negative non-recurring effect of approximately R$205 million on the net income. These effects were recorded in the second quarter of 2012.

Companies involved	IPI - Itaúsa Portugal Investimentos - SGPS, Lda., Banco BPI, S.A. and CaixaBank, S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members	No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	After the sale of 18.87% of the shares issued by Banco BPI S.A., the Issuer no longer holds, direct or indirectly, any interest in the capital stock of Banco BPI, S.A.

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2011

Event	Purchase of 49% of the shares issued by BSF Holding S.A., the parent company of Banco CSF S.A. (“Banco Carrefour”).
Main conditions of the transaction

On April 14, 2011, Itaú Unibanco S.A., a subsidiary of Itaú Unibanco Holding, entered into a Share Purchase and Sale Agreement for the acquisition of 49% of Banco CSF S.A. (“Banco Carrefour”) for R$725 million. Banco Carrefour is an entity responsible for the offering and distribution, on an exclusive basis, of financial products, insurance and pension plan services in Carrefour Comércio e Indústria Ltda.’s distribution channels operated under the “Carrefour” brand in Brazil. The transaction was approved by the Central Bank of Brazil on April 23, 2012 and was completed on May 31, 2012.

Companies involved	Carrefour Comércio e Indústria Ltda., Banco CSF S.A., Carrefour Promotora de Vendas e Participações Ltda., BSF Holding S.A. and Itaú Unibanco S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, shareholders with more than 5% of the capital, and management members	No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction	After the purchase of the 49% shares issued by BSF Holding S.A., Itaú Unibanco S.A. became the indirect holder of 49% of the total and voting capital of Banco Carrefour.

6.6. Indicate whether there has been any petition for bankruptcy, provided that it was based on a significant amount, or for judicial or extrajudicial recovery from the issuer, and the current status of such petitions:

None.

6.7. Other relevant information

On August 19, 2013, Itaú Unibanco Holding S.A. through its subsidiary, Itaú Unibanco S.A. renewed for another 10 years, the commercial cooperation agreement it has with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. The agreement provides for (i) exclusivity in the offering of financing in promotional campaigns of Fiat for the sale of new cars and (ii) the exclusive use of the Fiat brand in activities related to vehicle financing.

On June 28, 2013, Itaú Unibanco Holding S.A., through its subsidiary, Banco Itaú Uruguay S.A., entered into an agreement with Citibank N.A., Sucursal Uruguay, under which it undertook to acquire retail business in Uruguay, involving a portfolio of over 15,000 clients in current accounts, savings accounts, and deposits. This transaction was completed on December 13, 2013, with the approval of the applicable regulatory authorities.

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On June 25, 2013, Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”), an entity indirectly controlled by Itaú Unibanco Holding S.A., entered into a Share Purchase Agreement with the controlling shareholders of Banco BMG S.A. (“Banco BMG”) whereby Itaú BMG Consignado agreed to acquire, 99.996% of the shares issued by BMG Seguradora S.A. (“BMG Seguradora”) for a purchase price of approximately R$85 million. BMG Seguradora will execute exclusivity agreements with Banco BMG S.A. and Itaú BMG Consignado for the purpose of distributing insurance products to be offered jointly with the products distributed by such financial institutions before this operation was completed on January 7, 2014. This transaction is subject to the approval of SUSEP.

On June 17, 2013, Itaú Unibanco Holding S.A. executed a memorandum of understanding (“Memorandum”) with Cencosud S.A. (“Cencosud”), a Chilean retail group, by means of which the parties have established a strategic association for 15 years. The association will aim at offering consumer finance products and services associated with the retail business of Cencosud in Chile and Argentina, in particular services and products related to the issuance and operation of credit cards. The activities of the association will be performed by companies with this particular purpose in Chile and Argentina, and their capital will be owned 51% by Itaú Unibanco Holding S.A., through its local subsidiaries, and 49% by Cencosud. On December 23, 2013, Itaú Unibanco Holding S.A. announced that despite having acted in strict compliance with the established by the memorandum and used its best efforts to negotiate definitive contracts with Cencosud, the negotiations did not succeed, as a result of which the expected association will not be formed.

On May 24, 2013, in the scope of the privatization process of IRB - Brasil Resseguros S.A. (“IRB”), Itaú Seguros S.A. and Itaú Vida e Previdência S.A. (“Seguradoras Itaú”) entered into the IRB’s shareholders’ agreement, with a 20-year term. The aforementioned shareholders’ agreement establishes IRB’s new governance and voting rights; now private companies are participating of IRB’s controlling group. Seguradoras Itaú carried out a capital increase of approximately R$2.3 million, during IRB’s privatization process, and now hold an interest of 15% in IRB’s total and voting capital stock.

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ITEM 7 - ACTIVITIES OF THE ISSUER

7.1. Briefly describe the activities carried out by the issuer and its subsidiaries

We are a holding company whose main activity is to hold ownership interests in the capital of financial institutions that, in turn, were incorporated for the purpose of developing all authorized types of banking activities, including foreign exchange transactions. Additionally, we also hold investments in companies that carry out activities related to the insurance and capital markets.

Highlights 2013

Business

Commercial banking - Retail - To improve client satisfaction we have introduced innovations in service delivery and product choices, such as extended operating hours at certain branches located in shopping malls. We have also simplified bank statements and credit card bills to improve statement understanding and transparency for clients.

New “Hiper” Brand – In October 2013, we launched “Hiper,” our new credit card brand available to all Brazilian consumers and accepted in over one million establishments accredited by Rede throughout Brazil. The “Hiper” branded products will initially be issued by Banco Itaucard S.A., or Itaucard, to our account holders and non-account holders in Brazil and may only be used for credit functions. The “Hiper” brand will not substitute the “Hipercard” brand but, rather, be another option for our clients, with different benefits from those offered for “Hipercard”, such as:

•	conversion of 120% of the card’s annual fee into a bonus for mobile cellphones (currently available for 3 of the 4 largest Brazilian carriers).

•	cards with the Itaucard 2.0 feature (consistent with the standard international interest model, pursuant to which lower interest rates for revolving credit facilities accrue from the date of purchase instead of the invoice due date and are limited to a maximum of 5.99% per month).

Redecard is now REDE – In 2013, we announced that Redecard S.A. would change its name to Rede. The rebranding is part of the company’s strategy to further expand its business into the digital arena, which also included the launching of e-Rede (e-commerce gateway platform) and m-Rede (mobile POS platform) in 2013.

The company’s new name, “Rede”, meaning “network” in Portuguese, summarizes the company’s key attributes, evoking technology, agility and modernity, in addition to having a youth and connectivity appeal. With the goal of being the main partner of sellers of goods and services, including small businesses and entrepreneurs, that seek to expand the potential of their businesses. Rede offers its clients a range of products to capture transactions that accompany innovative market trends, such as the increased need for payment mobility.

Use of Social Media - In less than three years, our Facebook page has reached over 6.5 million fans, we had over 168,000 followers on Twitter, over 78.2 million views on our YouTube channel, 210,000 followers on Google Plus and 7,900 followers on Instagram, as of December 2013.

Technology

We are committed to offering the most advanced technology for the convenience and security of our clients, and we continuously invest in the development and improvement of our systems.

In line with our strategy to seek efficiency in our business, in 2013 we announced several innovations for our clients, such as sending receipts of payments and taking out travel insurance through mobile phones and programming deposits in investment funds through the Internet.

Our new data center under construction in the state of São Paulo, will include cutting-edge features that are designed to give us even more flexibility and security to serve our clients. Construction work is progressing as planned and is expected to be completed in the first quarter of 2014, when the setup and migration of our technology systems are expected to start. In January 2013, our executive project was certified as Tier III by the Uptime Institute, a consulting company which evaluates capacity and expected availability of a data center, and ranks the project in one of four tiers. This new data center is expected to be one of the largest in Brazil, with capacity to support the expansion of the bank’s operations in the coming decades, while maintaining our commitment to ensure availability of financial services and seek continuous improvement in quality, speed and client satisfaction.

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In line with our strategy to improve efficiency in our businesses, new features have been made available in our digital channels, such as Internet banking and mobile banking, and investments have been made to improve and create new tools to meet the expansion of these channels, providing quality in transactions in an agile, modern and safe environment. These new features and improvements include:

•	Sending receipts by phone – a functionality launched in March of 2013 that allows the costumer to send receipts of payments and transfers made through smartphones and tablets.

•	Travel insurance via mobile – we launched this new feature, unique in the market, to ensure greater comfort, flexibility and convenience to clients. Insurance can be bought 24/7, including in airport lounges, just before the client’s trip starts. The product can be purchased for domestic travel or international coverage and provides medical and dental care, reimbursement of expenses in case of flight delay, damages for lost, stolen or destroyed luggage. For international travel, the costumer can choose between using an accredited network of service providers or request reimbursement of hospital or medical expenses.

•	Scheduled investment in investment funds – our Internet banking system now allows for the client to schedule monthly investments.

•	Biometrics – registered clients are able to withdraw funds and check current account balances and statements just by using biometric technology, improving the security of transactions. Please refer to section Itaú Unibanco Holding, item Our profile, marketing and distribution channels, ATMs, for further details.

•	“One Account” Itaú – launched in August 2013, this new account option for legal entities allows the client to customize its package of services, including number of receipts, types of money transfers, and number of deposits and checks covered. Our client may simulate charges and purchase services at any time as and when needed, always through the Internet.

•	Tokpag – launched in November 2013, it is an innovative application that allows account holders to transfer money using only the mobile phone number of the transferee, with the same ease and speed of sending a text message.

All IT projects are jointly executed with the business, legal and marketing units, taking into consideration sustainability aspects. It is noteworthy that all projects have valuation analysis in order to be approved and prioritized.

We have workplace contingency and disaster recovery processes for our main businesses. Our back up site is also located in the state of São Paulo. Both our primary and secondary data centers have dedicated power systems and generators that are designed to start automatically whenever a power outage occurs.

Capital Expenditures

On January 27, 2012, we announced the construction of a new technology center that constituted a total investment of approximately R$984.0 million for the first phase of the project (building).  In September 2012, we announced an investment of R$10.4 billion in technology, innovation and services. we announced an additional investment of R$687.0 million, amounting to a total investment of R$11.1 billion in technology, innovation and services to be made in the period from 2012 to 2015, of which:

•	R$2.7 billion is expected to be used for data processing systems;
•	R$0.8 billion is expected to be used for the acquisition of software;
•	R$4.6 billion is expected to be used for system development; and
•	R$3.0 billion is expected to be used for our Data Center in the state of São Paulo.

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Our new data center under construction in the state of São Paulo, will include state-of-the-art features that are designed to improve flexibility and security. Construction work started in February 2012 and is progressing as planned, with 95% of the building concluded, and is expected to be completed in the first quarter of 2014. The setup and migration of our technology systems are expected to occur in the fourth quarter of 2014, for completion by July 2016. This new data center is expected to be one of the largest in Brazil, with capacity to support the expansion of our operations in the coming decades, while maintaining our commitment to ensure availability of financial services and seek continuous improvement in quality, efficiency and client satisfaction.

Our new technology center is being funded with internal resources. Of R$11.1 billion in investments for the period from 2012 to 2015, 49% have been spent from 2012 until December 31, 2013.

Awards and Recognition

In 2013 we received a series of awards and acknowledgements that contributed to strengthen our reputation. A few of our main accomplishments are listed below:

IR Magazine Awards Brazil 2013 – Given by IR magazine, in partnership with the Brazilian Institute of Investor Relations (IBRI), this award reflects the result of a survey of the Brazilian companies with the best “investor relations” practices, conducted by the Getulio Vargas Foundation, or FGV, with approximately 400 portfolio managers and investment analysts. We were acknowledged in 4 categories in 2013: Best Annual Report, Best Conference Call, Best Meeting with the Investment Analysts Community and Best Investor Relations in the Financial Sector.

World’s Best Bank Award 2013/ Global Finance 2013 – The winners of this award are chosen in a survey with analysts, executives and consultants from financial institutions, and we were acknowledged in the following categories:

- Best Emerging Markets Banks in Latin America for Banco Itaú Paraguay;

- World’s Best Subcustodian Banks for our custody services in Brazil, Paraguay and Uruguay;

- Best Investment Bank and Best Debt Bank for Itaú BBA, outstanding financial institution in Regional Winners – Latin America and Country Winners – Brazil.

The 100 companies with the best reputation in Brazil – This survey published by “Exame.com” and by “Exame” magazine, lists the companies with the best image in the Brazilian market. We ranked first in the financial sector.

The best of Dinheiro 2013 – Promoted by “Isto É Dinheiro” magazine, this annual award acknowledges the best Brazilian companies of the year by using management criteria such as financial sustainability, human resources, innovation and quality, social and environmental responsibility and corporate governance. We ranked first in the banking sector ranking for the seventh time.

Época NEGÓCIOS 360º – Compiled by Época magazine, this guide is organized in partnership with the Dom Cabral Foundation, which carries out a thorough assessment of the largest Brazilian companies taking into consideration criteria such as financial performance, corporate governance, human resources practices, innovation, vision for the future and social and environmental responsibility. We achieved the first place in the bank sector in 2013 for the second time since this award was created in 2012.

Latin American Executive Team 2013 – Organized by the “Institutional Investor” magazine, this ranking is based on a survey conducted with over 800 managers of investment and pension funds (buy-side analysts), brokers and investment banks (sell-side analysts) operating in Latin America. We won six out of eight categories: “Best Investor Relations” by sell-side and buy-side analysts, “Best CEO” by sell-side and buy-side analysts, “Best Bank CFO” by buy-side analysts and “Best Investor Relations Professional” by buy-side analysts.

Best Cash Management Bank in Brazil – We were recognized for the sixth consecutive year by “Euromoney” magazine, one of the most important financial market publications.

Latin Finance´s Banks of the Year Awards 2013 – Considered the leading source of value-added financial markets intelligence for Latin America and the Caribbean, Latin Finance magazine elected us as the Best Bank in Latin America and the Best Bank in Brazil. Itaú BBA was also acknowledged by Latin Finance as the Best Investment Bank in Brazil.

Melhores e Maiores da Exame – Itaú Unibanco was ranked as the number one bank among the 50 largest Brazilian banks by assets. With 40 years of tradition, this is one the most respected surveys in Brazil.

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Valor 1000 – Itaú Unibanco ranked first in two categories of the Valor 1000 survey: Equity and Net Income. In its 13th year, the Valor 1000 Yearbook ranks the thousand largest companies in Brazil by net revenue, based on the IFRS balance sheet for the previous year.

The most admired companies in Brazil (Carta Capital magazine) – We were named the most admired company in the retail banking segment. In the overall ranking (which includes all economic sectors), the bank was ranked in fifth place. Roberto Setubal, our CEO, was ranked in third place among the most admired business leaders.

Most valuable brand in Brazil (Interbrand) – With a market value of R$19.3 billion, we were considered Interbrand’s Most Valuable Brand in 2013. It was the tenth time the bank ranked first.

Global Custodian – Awarded by this acknowledged publication in the securities services sector. We were selected as the “Best Custodian” in the “Agent Banks in Emerging Markets” survey, in the following markets:

- Americas and Caribbean regions for international clients;

- Chile for international clients; and

- Brazil for local and international consumers.

International Law Office – We were awarded the “Best Legal Team” in Latin America by this website in the “Regulatory (Financial Services)” category. Deemed one of the most significant acknowledgments in the legal sector, the ILO Latin American Counsel Awards 2013 had over 4,000 indications of professionals from law firms and advisory offices from Latin America. This award is promoted by the “International Law Office” website in partnership with the “Association of Corporate Counsel”.

The World’s Biggest Public Companies 2013 – We were ranked 42nd among the 2,000 largest companies in the world, according to Forbes magazine, and the “number one” financial institution in Brazil in the general ranking of Brazilian financial institutions. Revenue, net income, assets and market value for the year 2012 were taken into consideration in the compilation of such list.

Reactions Latin America Awards – Published by the British magazine “Reactions”, this award acknowledges the main insurance companies in Latin America. Itaú Seguros was elected the best insurance company in Brazil.

The 1,000 Best Investment Funds of 2013 – awarded by the “Exame” Guide of Personal Investments. We were elected the Best Manager of the Year in a survey conducted by the Center of Finance Studies of FGV (GVCef- FGV). This award highlighted the best managers for retail, high-end clients, companies and institutional investors. Among 1,000 open-end funds analyzed, we were also elected in the Best Manager categories for the following products:

- Selective retail (funds in which investors invest between R$ 50,000 and R$ 250,000);

- Interbank rate (DI) and short-term funds;

- Indexed equity funds; and

- Multimarket investment funds

Bank of the year (The Banker) – We were recognized as 2013’s bank of the year in Brazil and Paraguay by “The Banker” magazine, one of the most recognized financial market publications in the world.

Aberje Awards – We were elected by the Brazilian Association of Corporate Communication, or Aberje, as company of the year in business communication. We also won the award in “Internal Communication and Relations ,” with the case “Financial education at IU: A challenge that begins with the employees.”

Best Companies to Launch a Career - We received the highest score in the banking and financial services sector in the list of Best Companies to Launch a Career in 2013, published by Revista Você S/A., a Brazilian magazine.

Awards for Excellence – Itaú Unibanco was recognized by Euromoney Magazine as the best bank in Uruguay in 2013.

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Sustainability

Exame Sustainability Guide – We are the first financial institution to be recognized by the Exame Guide, published by Exame magazine, as the most sustainable company of the year. We were also acknowledged as the model-enterprise in the “financial institutions” category. This recognition is the most important sustainability prize in Brazil.

Itaú Unibanco is also the first Latin American company present in the ranking “The World’s Top 20 Green Banks in 2012”, organized annually by the Bloomberg Markets magazine, which analyzes banks’ sustainability efforts, including investments in clean energy and waste reduction.

Dow Jones Sustainability World Index 2013/2014 – We were selected to be included in this index for the fourteenth consecutive year. We are the only Latin American bank that is included in the index since its launch in 1999.

BM&FBovespa’s Corporate Sustainability Index (ISE) 2013/2014 – We were selected to be included in this index in 2014 for the ninth consecutive year. The companies that comprise the index are references in socially responsible investment and act as business benchmarks in Brazil.

Additionally, we were elected one of the Brazilian companies with the best environmental practices in the Prêmio Época Empresa Verde by Época, a Brazilian magazine. We were also acknowledged as one of the leading companies in the climate change award Prêmio Época de Mudanças Climáticas.

We were also acknowledged in six categories in the Prêmio Amigo do Esporte 2013 by the Brazilian Ministry of Sports, and are considered one of the companies that invested the most in the sports sector through the Brazilian sport incentive law, supporting sports and para-sports projects.

Brand

Our brand increasingly represents the transformation in the lives of the individuals, the society and the country we want to promote. This is reflected in our products, services and attitudes. Our financial education initiatives encourage people to have a more balanced relationship with money, choose the best type of credit and plan their investments.

We are always trying to broaden the dialogue with our stakeholders. In 2013, our brand was named the most valuable in Brazil for the tenth consecutive year, with an estimated value of R$19.3 billion, according to consulting firm Interbrand. Interbrand’s analysis is based on the ability of our brand to generate financial results, influence the selection process of clients, and ensure long-term demand.

In 2013, we launched the #issomudaomundo (#thischangestheworld) platform for the purpose of establishing a link between our goal of improving people’s lives, our causes and the many projects in education, culture, sports and urban mobility that receive investments from us.

In a 2013 survey conducted by Millward Brown, a research institute, we achieved important results for the brand already in the first year of this platform: an increase of 58% in the perception as a “Bank that helps improve people’s lives” and of 44% as a “Bank that works as a transforming agent in people’s lives”. Additionally, according to a study conducted by Oficcina Sophia, a research institute, there was an increase of 62% in the number of non-clients who considered us as an option and of 146% in our prestige among non-clients.

Our Facebook page reached more than 6.5 million fans and we are the bank with the highest number of fans in the world according to the Socialbakers monitoring platform. In addition to this social network, in Twitter, we have more than 168,200 followers and in YouTube, we have over 78.2 million views of our own content in our channel. We have a structure to monitor our social media profiles, providing information regarding our services, launching products, advertisements and interacting with the general public and our clients.

According to SCUP and Socialmetrix monitoring platforms, we have been mentioned more than 833 thousand times in social networks (such as Facebook, Instagram, Google Plus and Twitter), 45% of which consisted of posts on the financial segment and 54% of which were more positive references than the average in social networks. Part of this is the result of our focus on social welfare as well as by our efforts to improve client service. By the end of 2013, we had provided 24/7 services to our clients in an average time of six minutes after the first contact by the client – a decrease of approximately 95% in relation to 2012.

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Under the #issomudaomundo (#thischangestheworld) campaign, we had a number of films made exclusively for the Internet to explain the bank’s causes. This was the first step of our brand as a content producer, sharing a point of view and seeking to establish connections based on our beliefs. The films were viewed by more than 19.8 million people in our YouTube channel and were shared by 106,600 people. One of the films was the 20th most shared film in the world in 2013. A survey conducted by Nielsen, together with Facebook, determined that the films resulted in an increase of 17.4% in a one-month period in the support for the causes supported by us, with an increase of 16% in the intention of non-clients to become clients.

7.2. With respect to each of the operating segments that have been disclosed in the most recent financial statements for the year or, when applicable, in the consolidated financial statements, please indicate the following information:

a) The products and services sold

Our Business

Overview

We provide a broad range of banking services to a diverse client base that includes individuals clients and corporate clients. We provide these services on an integrated basis through the following operating segments:

•	Commercial bank - Retail: includes credit cards, asset management, insurance, pension plan and capitalization products, and a variety of credit products and services for individuals, very small and small companies;
•	Wholesale bank: corporate and investment banking, including our middle-market banking business (represented by companies with annual revenues of more than R$30 million);
•	Consumer credit - Retail: financial products and services to non-accountholders; and
•	Activities with the market and corporation: includes results arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debts.

The services offered by our Commercial bank - Retail segment to a diversified base of individuals and companies include insurance, pension plan and capitalization products, credit cards, asset management, credit products and are customized and developed to meet clients’ demands. Our marketing strategies are tailored to each client profile and implemented through the most suitable distribution channels. We aim to increase the number of products used by our clients, thus diversifying our revenue sources. This segment represents an important funding source for our operations and generates significant financial income and banking fees.

The Commercial bank - Retail segment is comprised of the following specialized units:

•	Retail banking (individuals);
•	Personnalité (banking for high-income individuals);
•	Public sector banking;
•	Very small and small business banking;
•	Insurance, private retirement and capitalization products;
•	Wealth management services (private bank, asset management and securities services); and
•	Real estate financing.

The Wholesale bank is responsible for our corporate and investment banking activities.

Our wholesale banking management model is based on building close relationships with our clients by obtaining an in-depth understanding of clients’ needs and offering customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering funding resources to the corporate sector, including through fixed and variable income instruments. In October, we announced certain changes to our management structure, pursuant to which our middle-market banking business became part of the wholesale banking segment.

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Through the Consumer credit - Retail segment, we implement our strategy of expanding our offering of financial products and services beyond our current accountholders. As such, this segment oversees the financing of vehicles outside our branch network, the offering of credit cards to individuals who are not accountholders, and lending to lower income consumers.

The Activities with the market and corporation segment manages interest income associated with our capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as net interest income from the trading of financial assets through proprietary positions (desks), management of currency interest rate gaps and other risk factors, arbitrage opportunities in the foreign and Brazilian domestic markets, and mark-to-market of financial assets.

We also have a broad range of operations outside of Brazil and have built our international presence based on strategically positioned units in the Americas, Europe and Asia. This creates significant synergies in foreign trade finance, the placement of Eurobonds and in the offering of more sophisticated financial transactions and private banking operations. These operations are presented both in the commercial banking - retail and in the wholesale banking segments.

Commercial Bank - Retail

Overview of Accountholder Products and Services

We have a large and diverse portfolio of products to address our clients’ needs. The main products and services available to our accountholders are:

•	Credit: personal loans, overdraft protection, payroll loans, vehicle financing, credit cards, mortgage and agricultural loans, working capital financing, trade note discount and export financing

•	Investments: pension plans, mutual funds, time deposits, demand deposit accounts, savings accounts and capitalization plans; and

•	Services: insurance (life, home, credit/cash cards, vehicles, loan protection, among others), exchange, brokerage and others.

We offer a wide range of banking products and services to a diversified base of individuals and companies, our account holders and non-account holders. We have over 40 million clients and 32,891 points of service throughout Brazil and abroad represented by 4,142 branches, 885 CSBs and 27,900 ATMs as of December 31, 2013. In addition, we also provide our clients with means of accessing and checking accounts, making payments, investments and other banking transactions without the assistance of a manager, through our “Itaú Unibanco 30 Horas” platform. Our products portfolio includes loans and a number of investment, insurance, foreign exchange and brokerage options, among others.

Our commercial banking business segment is segregated according to costumer profiles. This allows us to be closer to our clients, understand their needs and offer the most suitable products to meet their demands.

We provide exclusive services to our Itaú Uniclass retail bank clients (a detailed description of which follows in the Retail Banking section below). We offer expert services to our high-end clients by means of Itaú Personnalité and, with over 20 years of experience in wealth management, Itaú Private Bank, which provides wealth management services and is the largest private bank in Latin America. To meet the needs of our corporate clients, Itaú Empresas serves very small and small companies through a dedicated structure, with specific products and services.

In 2013, we advanced in our agenda of increasing processes and services automation, generating productivity and scale gains. Biometrics is an illustrative example of a service which resulted in increased convenience for our clients, who can operate an ATM without the need of physical card, with greater safety.

Retail Banking

Our core business is retail banking and through our retail operation we offer a dedicated service structure to consumer clients throughout Brazil. Our client service structure is targeted to offer the best solutions for each client profile. We classify our retail clients as individuals with a monthly income below R$ 10,000.00.

Our Itaú Uniclass services are available at every branch for clients who earn more than R$4,000 or R$5,000 per month, depending on the region, an innovation for Brazil’s banking sector. We offer unique services to our Itaú Uniclass clients, including investment advisory services, exclusive cashiers, special telephone service and higher credit limits and a large team of dedicated relationship managers.

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Our retail network is focused on building lasting, transparent relationships with our clients.

Personnalité

We began providing customized services to higher-income individuals in 1996 with the creation of Itaú Personnalité. Itaú Personnalité currently serves individuals who earn more than R$10,000 per month or have investments in excess of R$100,000.

Itaú Personnalité’s is focused on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network comprised of 275 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to the Itaú Unibanco network of branches and ATMs throughout the country, as well as Internet, telephone and mobile.

In 2013 we launched the new digital channel to Personnalité clients, with the new website for this segment, which offers additional contact channels, such as videochats and online customer services.

The table below shows our market position and information about competitors for the business listed below:

COMPETITION

Product/Service	Market Position	Additional Information and Main Competitors
Retail Banking(1)	In December 2013, we ranked third in retail banking in terms of market share.

Itaú Unibanco Holding has a leading position in many sectors of the Brazilian domestic financial market.  We achieved a market share of 13.5% based on total outstanding loan balance in reais as of December 2013, positioning us as the third largest bank in this segment in Brazil.

Our main competitors are Caixa Econômica Federal, Banco do Brasil S.A., Banco Bradesco S.A. and Banco Santander Brasil S.A.

(1)	Including Itaú Personnalité

Source: Central Bank and Itaú Unibanco Holding.

Very Small and Small Companies

To meet the needs of our corporate clients we offer customized solutions and provide detailed advice on all products and services to:

•	Very small companies: a client base comprised of more than 980,000 clients with annual revenues up to R$0.5 million served by 1,647 banking branches with 2,405 managers as of December 31, 2013; and

•	Small companies: a client base comprised of 408,537 companies with annual revenues from R$0.5 million to R$6 million served by 379 business offices with approximately 2,651 managers as of December 31, 2013.

All our managers are certified by the Brazilian Financial and Capital Markets Association (ANBIMA), and throughout the year they receive training to offer the best solutions for each client profile. Our clients rely on our ability to provide products, terms and rates customized to their needs.

Our strategy is to capture market opportunities by meeting the needs of these companies and their owners, particularly with respect to the management of cash flow, credit facilities, investment needs and services.

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As was the case in 2012, improving our credit portfolio and reducing our overdue loan portfolio remained our goal in 2013: credit processes, policies and tools were enhanced and we intensified our revenue collection.

Focused on meeting our clients’ needs, we developed “conta certa,” an account plan with customizable service bundles, and we extended our offerings in electronic channels enabling clients to borrow and purchase a wide range of services without having to go to one of our branches.

Improving and simplifying our operational and commercial processes were also in our agenda as we worked on simplifying time-consuming processes such as current account opening and organized our operational and commercial units to work in a standardized manner, similar to franchises.

Public Sector

Our public sector business operates in all divisions of the public sector, including the federal, state and municipal governments (in the Executive, Legislative and Judicial branches).

To service public sector clients, we use platforms that are separate from our retail banking branches, with teams of specially trained managers who offer customized solutions in tax collection, foreign exchange services, administration of public assets, payments to suppliers, payroll for civil and military servants and retirement. Based on these platforms, we have a significant amount of business with public sector clients, particularly in those Brazilian states where we acquired previously state-owned financial institutions.

In December 2013, we had 2,602 public sector clients and 15 offices in Brazil.

Wealth Management & Services

Private Bank

Itaú Private Bank is a leading wealth management player in Latin America. Our dedicated team of more than 635 professionals provided comprehensive financial services to more than 10,000 high-income families from most countries in Latin America. As of December 31, 2013, our customers count on our offices in Chile, Uruguay, Paraguay, United States, Switzerland, Cayman and the Bahamas, and seven offices in Brazil.

Our clients have access to a complete portfolio of products and services, ranging from investment management to wealth planning, credit and banking solutions. In addition to our in-house customized products and services, we offer our clients access to an open architecture of alternatives from third-party providers. As of December 31, 2013, our team, dedicated to understanding the customer and meet their needs, had more than 120 private bankers with the support of a team of investment advisors and product specialists.

Our market strategy is to consolidate our leadership position in the domestic market in Brazil and increase our market share in other major markets in the region such as Chile, Peru, Colombia, Mexico and Uruguay.

Aligned with our mission to be the leading company in client satisfaction and sustainable performance, we decided to focus our strategic priorities on the following initiatives:

•	Complete review of our segmentation in Brazil with the main purpose of better supporting our clients in a new macro-economic scenario;
•	Continue to invest in our international platforms in Miami and Switzerland;
•	Consolidation of our European platform in Switzerland and insourcing of our IT and operations platform in Switzerland; and
•	Increased operational efficiency of our platform through continuous investments in our IT and web platforms.

As client satisfaction is a top priority for us, we have also focused on initiatives to strengthen our relationship with our clients. In 2013 we performed our comprehensive client satisfaction survey for the 11th consecutive year and we hosted our “Client Advisory Board” for the third consecutive year. We promoted almost 200 events in 2013, including investment workshops, lunches with executives and specialists, and invitations to cultural and sport events.

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Itaú Asset Management

Itaú Asset Management is specialized in managing client assets in investment funds, such as fixed income, multimarket, equity and indexed funds, and assets held in managed accounts and mutual funds, both in Brazil and abroad. Our asset management business offers products for all segments of retail and wholesale banking, structuring and managing investment funds according to specific business segment profiles.

We follow different investment strategies for the various funds we manage to ensure performance and suitability to the profile of each client. In keeping with this approach, we also have a dedicated team carrying out comprehensive risk management analyses to support our portfolio managers. In addition, we have developed a proprietary methodology that integrates environmental, social and corporate governance (ESG) factors into our assessments of portfolio companies. This help us in more accurately pricing the risks and opportunities that may affect their market value.

We were selected as the Best Fund Manager of 2013 by the Brazilian magazine Exame. The analysis was conducted by the Fundação Getúlio Vargas Center for Finance Studies, which evaluated over 1,000 open-end funds. Our recognition by the market through this award, particularly in the currently demanding market environment, reflects our focus on quality management and our commitment to consistent performance that is aligned with our clients’ risk profiles.

The table below shows our market position and information about competitors for the business listed below.

COMPETITION

Product/Service	Market Position	Additional Information and Main Competitors
Asset Management	2nd place. 14.6% of market share in terms of assets under management.	According to ANBIMA, the asset management industry in Brazil held assets totaling R$2,464 billion as of December, 2013, with competition concentrated among large and well-established retail banks.
Our main competitors are Banco do Brasil S.A. and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and ANBIMA (December 2013)

Itaú Securities Services

Itaú Securities Services is composed of four main business units: local custody, international custody, fiduciary services, and corporate solutions. To be efficient, these businesses have the technology as a foundation.

Pension funds, insurance companies, asset managers, international institutional investors and equity and debt issuers are our primary clients in these businesses, representing approximately 2,092 clients in 21 countries as of December 31, 2013.

On December 31, 2013, Itaú Securities Services reached R$900,101 million of assets under custody.

Itaú Securities Services business units provide the following services:

•	Local Custody and Fiduciary Services: provides solutions such as custody of assets, fund accounting, administration, supervision and contracting of services for local investment funds and other portfolios;

•	International Custody: provides custody and legal representation for non-resident investors in Brazil, custody of ADR programs, depository service for BDR and net asset value calculation for offshore funds;

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•	Corporate Solutions: acts as transfer agent and shareholder servicer for Brazilian companies issuing equity, debentures, promissory and bank credit notes. We also work as guarantor in transactions of project finance, escrow accounts and loan and financing contracts.

Our focus is to be a full service provider for institutional clients by offering integrated solutions and an exclusive channel with specialized professionals.

As a result, Itaú Securities Services received industry awards voted on by clients as the “Best Brazilian Custodian” for domestic clients (for the fifth consecutive year), international clients (for the fourth consecutive year) and recognized as a “Top Rated” service provider in the region of the Americas and Caribbean (for the second consecutive year) according to the “Global Custodian” Magazine. In 2013, we were also recognized by ”Global Finance” Magazine as “Best Custodian” in Brazil for international clients. Our management and business governance model was awarded in 2013 the highest distinction “Troféu Governador do Estado” by the Management Excellence Institute of São Paulo.

The table below shows the market position and information about competitors in the business listed below:

COMPETITION
Product/Service	Market Position	Additional Information and Main Competitors
Local Custody and Fiduciary Services	2nd (ANBIMA)

As of December 31, 2013, Itaú had R$732,369 million of assets under custody, representing an increase of 0.98% compared to December 31, 2012.

Our main competitors are Banco Bradesco S.A., Banco do Brasil S.A. and Banco Santander Brasil S.A.

International Custody	2nd (ANBIMA)

As of December 31, 2013, Itaú had R$167,732 million of assets under custody, representing a decrease of 21.78% compared to December 31, 2012

Our main competitors are: Banco Citibank S.A., JP Morgan’s Securities Services and Banco Bradesco S.A.

Corporate Solutions	Equities: 1st (BM&FBovespa) Debentures: 2nd (ANBIMA)

As of December 31, 2013 we were the transfer agent and registrar provider to 231 companies listed on BM&FBovespa, which represents 63.64% of the listed companies on that exchange. Moreover, as of December 31, 2013, we were the transfer agent in 387 debentures offerings in the Brazilian market, representing 46.97% of the debentures market in Brazil.

Our main competitors in the equities market are: Banco Bradesco S.A. and Banco do Brasil S.A.

Our main competitor in debentures is Banco Bradesco S.A.

Source: Itaú Unibanco Holding, ANBIMA and BM&FBovespa (December 2013).

Corporate Social Responsibility

The Itaú Social Excellence Fund (Fundo Itaú Excelência Social or “FIES”), launched in 2004, is a socially responsible investment fund. It invests in companies with superior corporate social responsibility practices with the goal of achieving higher long-term returns than those offered by the main Brazilian financial market indices. In addition to analyzing the risks and returns of companies, fund managers take into account three fundamental criteria relating to companies: corporate social activities, environmental protection aspects and good corporate governance practices. Every year the fund manager donates 50.0% of the FIES’ accumulated asset management fees to social projects in the following categories: environmental education, employment education and childhood education.

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Real Estate Financing and Mortgages

Our mortgage business is dedicated to:

•	Being aligned with our strategy to invest in businesses with fewer risks;

•	Contributing to the social and financial development of our clients;

•	Creating loyalty – the relationships established in this sector are typically long-term.

We have been leaders in mortgage loans to individuals among Brazilian private banks from 2008 to 2013, having reached approximately 40% of market share in financed amount as of December 31, 2013,. Furthermore, we are one of the largest banks in the real estate lending market to legal entities with a share of approximately 22% of financed amount in 2013.

We offer products through our network of branches, real estate developers, real estate brokers, including our partnership with Coelho da Fonseca Empreendimentos Imobiliários Ltda. and our joint venture with LPS Brasil Consultoria de Imóveis S.A. (Lopes), called “Credipronto”. These two long-term agreements provide us with exclusive real estate financing origination at a large number of locations throughout Brazil.

Since 2007, real estate and mortgage transactions in the Brazilian market have been carried out mainly through of mortgage lien called “alienação fiduciária”, system to which the buyer becomes the owner of the property after all payments have been made, making it easier for the bank (lender) to recover the property in case of default. In others words, this system resulted in lower legal and credit risks if compared to other types of guarantees.

Another positive feature of the Brazilian market is the “constant amortization system” (CPM), pursuant to which decreasing installments provide faster amortization of a contract, reducing our loan-to-value indicator at a faster rate than other amortization systems.

As of December 31, 2013, all of our outstanding loans to individuals were made by mortgage liens (“alienação fiduciária”). In 2013, our entire credit origination was based on the “constant amortization system” (CPM) and our loan to value ratio of the portfolio reached 40%, compared to 41% in 2012.

The table below shows the market position and information about competitors for the business listed below:

COMPETITION
Product/Service	Market Position	Additional Information and Main Competitors
Real Estate Financing and Mortgages	We are in 1st place in loans to individuals among Brazilian private banks – 40.6% market share; 2nd place in loans to individuals considering all Brazilian banks – 13.5%.	The main player in the Brazilian real estate market is Caixa Econômica Federal (CEF), a government owned bank. CEF is focused on real estate financing and, with its aggressive pricing strategy, is the leader in this market. Other competitors include Banco do Brasil S.A., Banco Santander Brasil S.A. and Banco Bradesco S.A.

Source: Itaú Unibanco Holding.

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Payroll Loans

A payroll loan is a loan with fixed installments that is directly deducted from the borrower’s payroll to the bank’s account without being recorded in the debtor’s account.

Our strategy is to expand our activities in businesses with historically lower spreads and losses, achieving a leading position in the offering, distribution and sale of payroll loans in Brazil.

To expand this business and complement our strategy, on July 9, 2012 we signed an association agreement with Banco BMG S.A. to offer, distribute and market payroll loans originated by that financial institution. Itaú BMG Consignado, the entity resulting from this association, began operations in December 2012 and is present throughout the Brazilian territory. This association was designed with the purpose of diversifying our loan portfolio, supplementing our payroll loan strategy, and improving the risk profile of our portfolio of loans to individuals. Itaú BMG Consignado also enables us to expand our business in the payroll loan sector in line with our values and transparency principles, following best management practices and policies.

Our strategy of higher growth in the National Institute of Medical Assistance and Social Welfare (Instituto Nacional de Seguridade Social – INSS) beneficiaries sector, combined with certain credit policies we adopted, allowed our portfolio evolution to be followed by a decrease in delinquency levels.

This increase in payroll loans resulted in a higher share of payroll loans within the personal loan portfolio, from 8.4% as of December 2012 to 12.4% as of December 2013.

Based on Central Bank data and publicly available financial information, our main competitors in this business are Banco do Brasil S.A., Banco Bradesco S.A. and Caixa Econômica Federal.

Insurance, pension plan and capitalization

In 2013, our insurance, pension plan and capitalization business showed an increase of 15.5% in recurring net income from 2012, as a result of our simplification of processes, improvement in efficiency, reduction in operating costs and a portfolio of products aligned with clients’ needs.

Insurance

Our insurance business provides a wide range of life and accident products, automobile and property insurance, extended warranty, travel insurance and corporate solutions for legal entities. Focused on streamlining the portfolio and distribution of our products, our insurance policies are sold, among other channels, in our branches, in association with retailers and major insurance companies, via telemarketing, Internet, ATMs, self-service terminals and mobile applications.

We operate in selected segments focusing on profitability and exploring the expansion of the channels for the offering of insurance, pension plan and capitalization products. The profitability of our operation and income generation potential with no implication of credit risk make the insurance business strategic for us, increasing revenue diversification and making our portfolio of products offered to our clients more complete.

Besides the traditional relationship manager of Agency ,we expanded our distribution channels to our account holding clients, , to digital channels, teller and ATM terminals, maximizing the return on the client flow at the branches. Insurance for personal loans sold on the Internet in 2013 had an increase of 37% in items sold against previous year. Travel insurance also excelled in the channel offer expansion and currently available on our mobile channel in addition to other traditional channels.

In 2013, we also started to develop a new Internet channel to offer our products to non-banking clients and non-credit card holders.

Our strategy to increase our level of penetration in the Brazilian insurance market varies according to the sectors we choose to compete in. In January 2014, we informed our intention to sell our high-risk insurance operation, which deals with large insurance policies for corporate losses through a bidding process. For individuals and small and medium company markets, we focus on our banking client and credit card base, increasing client penetration. We are working on improving client penetration in property and casualty insurance for small and medium companies.

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Following our goals of market share increase in our chosen markets and improving client service in 2009, we have established a partnership with Porto Seguro Group, leader of the housing and automobile insurance sector in Brazil, and currently hold 30% of the equity of Porto Seguro S.A.. The partnership includes an operating agreement with Porto Seguro Group to offer and distribute, on an exclusive basis, residential and automobile insurance products to clients in our network in Brazil and Uruguay.

On June 25, 2013, through Banco Itaú BMG Consignado, an entity indirectly controlled by us, we entered into a share purchase agreement with the controlling shareholders of Banco BMG pursuant to which we agreed to acquire 99.996% of the shares issued by BMG Seguradora. All regulatory approvals have been obtained. BMG Seguradora will enter into exclusivity agreements with Banco BMG and Banco Itaú BMG Consignado for the purpose of distributing insurance products to be offered jointly with the products distributed by such financial institutions.

In May, 2013, as part of the opening process of the Brazilian reinsurance market to private reinsurance companies and the privatization process of IRB – Brasil Resseguros S.A., or IRB, our subsidiaries Itaú Seguros S.A. and Itaú Vida e Previdência S.A. entered into a shareholders’ agreement with the Brazilian government, certain other Brazilian financial institutions and a private equity fund, providing for voting rights and a new corporate governance structure for IRB, which includes private sector companies in its controlling group. The shareholders’ agreement, valid for 20 years, became effective on October 1, 2013 and provides for ownership of 15% of IRB’s equity by our subsidiaries. The transaction was approved by the Administrative Council of Economic Defense (CADE), the Superintendency of Private Insurance (SUSEP) and the Court of Auditors (TCU).

The table below shows the market position and information about competitors for the business listed below:

COMPETITION
Product/Service	Market Position	Additional Information and Main Competitors
Insurance	Giving effect to our 30% ownership interest in Porto Seguro S.A., we had 13.8% of the Brazilian market share based on insurance premiums, excluding VGBL (Redeemable Life Insurance), from January to November, 2013.

The Brazilian insurance market is highly competitive. Our main competitors in this sector, excluding health insurance providers, are affiliated with large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S. A.

Although there is a great concentration of Brazilian banks, this market is still dispersed, especially with players acting in specific niches. As of December 31, 2013 this industry consisted of approximately 123 insurance companies of various sizes, including 32 conglomerates and 60 independent companies. Our alliance with Porto Seguro S.A. resulted in gains in scale and efficiency for us.

Source: SUSEP.

Private Pension Plans

We offer private pension plans to our clients as an option for wealth and inheritance planning and income tax purposes (these products are tax-deferred). We provide our clients with a solution to ensure the maintenance of their quality of life, as a supplement to government plans, through long-term investments. Private pension products are divided into two major groups:

•	PGBL (Benefits Generating Plan): the main objective of this plan is savings, but it can be purchased with an additional risk coverage. This plan is generally recommended for clients that file the complete version of the Brazilian income tax return (rather than the simplified version), because it allows clients to deduct contributions paid for tax purposes, up to 12% of annual taxable gross income;

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•	VGBL (Redeemable Life Insurance): this is an insurance product structured as a pension plan. Its taxation differs from the PGBL. In the VGBLS’s case, the tax basis is the client’s earned income.

For corporate pension plans, we offer expert advice services and develop custom solutions for each organization. We have established long-term partnerships with our corporate clients, maintaining close relationships with their Human Resources units and adopting a communication strategy focused on the financial education of their employees.

The table below shows the market position and information about competitors for the business listed below:

COMPETITION
Product/Service	Market Position	Additional Information and Main Competitors
Pensions	In November 2013 our balance of provisions represented 24.4% of the market share for pension plans.	Our main competitors in private retirement plan products are controlled by large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A., which, like us, take advantage of their branch network to gain access to the retail market.

Source: SUSEP (Balance of provisions - Pension Plans for Individuals and Companies).

Capitalization

Capitalization products are deposit products for which the customer deposits a fixed amount once or holds monthly payments that will be returned at the end of an agreed period, adjusted by TR By acquiring the product, the client is automatically qualified to participate in periodic raffles, each time with the opportunity to win a cash prize. During the term of the product, the client can withdraw the balance deposited, less fees for early withdrawal.

To meet the needs of our clients, we launched a new capitalization certificate (PIC), more options monthly payment amounts,, according to the client’s profile, which allows us to tailor our approach according to each segment and to strengthen our long-term relationships with clients.

We distribute our capitalization products through our branch network, electronic channels and ATMs.

The table below shows the market position and information about competitors for the business listed below:

COMPETITION
Product/Service	Market Position	Additional Information and Main Competitors
Capitalization	In the period from January to November 2013 we had a market share of 11.5% in terms of revenues from sales of capitalization products.	Our main competitors in capitalization products are controlled by large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A., which, like us, take advantage of their branch network to gain access to the retail market. Our profitability (measured by net profits over revenues from sales) is the highest among our main competitors.

Source: SUSEP.

Wholesale Bank

Wholesale Bank is the segment responsible for banking operations of large and middle-market companies and investment banking services, carried out through Itaú BBA. It offers a wide range of products and services to the largest economic groups of Brazil. Its management model is focused on the development of close relationships with clients, gaining an in-depth knowledge of their needs and providing customized solutions.

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Our activities in this business range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. These activities are fully integrated, which enables Itaú BBA to achieve a performance tailored to our clients’ needs.

One of the most important features of Itaú BBA is the set of initiatives linked to improving efficiency in our operations. These continuous actions, which are expected to continue to grow in the coming years, are designed to increase revenues, improve processes and reduce costs.

We focus on assessment practices and mitigation of environmental risks seeking to ensure the sustainability of the cash flows of our clients and manage our credit risk. These practices have been disseminated to other market participants through programs and partnerships with clients and international organizations such as the “Outreach Program for Latin America”, a forum for the dissemination and analysis of social and environmental risk in Latin America, led by Itaú BBA with the support of the International Finance Corporation, the Inter-American Development Bank and the United Nations.

In 2013, the servicing of middle-market corporate clients, comprising companies with annual revenues from R$30 million to R$300 million, was migrated to wholesale bank. This structure is intended to offer more specialized services, with more agility and variety of products, in order to enable a closer relationship with our clients and to increase our penetration in the middle-market corporate segment.

Investment Banking

Our investment banking business assists companies raising capital through fixed income and equity instruments in public and private capital markets, and provides advisory services in mergers and acquisitions. We advise companies, private equity funds and investors in the structuring of variable income products and in mergers and acquisitions. From research to execution, we believe we offer a wide portfolio of investment banking services with respect to Brazilian and other Latin American companies.

In investment banking, the fixed income department acts as bookrunner or manager in the issuance of debentures, promissory notes and securitization transactions.

The table below shows the market position and information about competitors for the business listed below:

COMPETITION
Product/Service	Market Position	Additional Information and Main Competitors
Investment Banking	In 2013, Itaú BBA ranked first in equity capital markets(1) and debt capital market(2) and second in merger and acquisitions(3).	In investment banking, Itaú BBA’s main competitors include Banco Santander, Banco de Investimentos Credit Suisse (Brasil) S.A., Banco Merrill Lynch de Investimentos S.A., Banco Morgan Stanley S.A., Banco JP Morgan S.A., Bradesco BBI and Banco BTG Pactual S.A.

Source: (1) ANBIMA Origination ranking by number of deals, (2) ANBIMA Distribution ranking, (3) Thomson ranking by number of deals.

Brokerage (Itaú Corretora)

Itaú Corretora has been providing brokerage services in BM&FBovespa since 1965. The brokerage services are also provided to international clients via our broker-dealers in New York, Hong Kong and Dubai. It ranked sixth among all BM&FBovespa brokers on equity trading volume and second in number of commodities and derivatives contracts in the period between January and December 2013.

Additionally, our research team ranked first in both Latin America and Brazil in the “Institutional Investor Research Ranking”, a research conducted among institutional investors.

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The table below shows the market position and information about competitors for the businesses listed below:

COMPETITION
Product/Service	Market Position	Additional Information and Main Competitors
Brokerage (Itaú Corretora) – Cash Equities	Ranked sixth in Cash Equities by trading volume.	Main Competitors: Credit Suisse Hedging-Griffo Corretora de Valores S.A., UBS Brasil Corretora, Morgan Stanley Corretora de Títulos e Valores Mobiliários S.A., XP Investimentos and Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários.

Brokerage (Itaú Corretora) – Futures and Derivatives	Ranked second in Derivatives and Futures by number of traded contracts.	Main Competitors: UBS Brasil Corretora, BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., ICAP do Brasil Corretora de Titulos e Valores Mobiliarios Ltda and Tullett Prebon Brasil S.A. Corretora de Valores e Câmbio.

Research	Named Top Research House in Latin America.

Ranked best research team in Latin America by Institutional Investor survey, outperforming local and global players such as BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Credit Suisse Hedging-Griffo Corretora de Valores S.A., Bank of America Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários and JP Morgan Corretora de Câmbio e Valores Mobiliários S.A.

Source: Research Rankings: Institutional Investor Magazine.

Trading Rankings: CBLCnet

Large Companies

We offer products and services to companies with revenues over R$300 million. As of December 31, 2013, we had more than 3,000 clients.

Itaú BBA’s wholesale bank operating strategy is to offer efficient, differentiated services which meet the demands of our clients. We create and offer products and services for every business need, and conduct a segmentation based on each client profile.

Trade Financing

Our trade financing business consists of the management of financial products for export and import, foreign loans, guarantees, remittance of funds and international exchange. Our export financing to larger corporate clients is generally unsecured, but some transactions require complex guarantees, particularly those originally structured to be syndicated.

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Middle-Market Banking

In 2013, our middle-market banking business, which includes companies with annual revenues of more than R$30 million up to R$300 million, became part of the Itaú BBA management structure.

Last year, our middle-market banking business increased its share in clients with great credit rating (clients with low probability of default), with output risk customers with bad credit rating and increased operations with guarantee. Furthermore, there was a increase of non credit revenue due to focus on offering services, insurance and funding.

We are working to create and implement a new commercial model to be a market benchmark in all dimension, such as credit, product, people, among other, in order to establish a differentiated and sustainable growth for our Wholesale Bank.

We offer a full range of financial products and services to middle-market clients, including deposit accounts, investment options, insurance, private retirement plans and credit products. Credit products include investment capital loans, working capital loans, inventory financing, trade financing, foreign currency services, equipment leasing services, letters of credit and guarantees. We also carry out financial transactions on behalf of middle-market clients, including interbank transactions, open market transactions and futures, swaps, hedging and arbitrage transactions. We also offer a broad number of cash management services to our middle-market clients , including collection services, electronic payment services and Internet office banking.

Consumer Credit - Retail

Our consumer credit business is composed of financial products and services offered to account holding clients and non-account holding clients. This unit oversees the financing of vehicles, credit cards, and other complementary products, such as insurance plans, outside our branch network, mainly through partnership operations with major retailers, carries, automakers and airline companies established in Brazil.

Credit Cards and Commercial Agreements

Through proprietary and partnership operations with major retailers, telephone carriers, automakers and airline companies established in Brazil, we offer a wide range of credit and debit cards to more than 58.2 million current and non-current account holders (in number of accounts as of December 31, 2013).

Our main goals in the credit card business are to continually grow our portfolio, improve its profitability, manage the quality of our assets and pursue the total satisfaction of our clients. To this end, our credit card division focuses on the development of new products, assessment of our partnerships, control of the credit quality of our portfolio and on more efficient cost management.

In May 2013, we announced the acquisition of Banco Citicard S.A. and of Citifinancial Promotora de Negócios e Cobrança Ltda. for approximately R$2.8 billion, including the “Credicard” brand. Credicard distributes financial products and services, especially credit cards and personal loans, and had a portfolio of 4.8 million credit card accounts as of December 31, 2012. All regulatory approvals for this transaction have been obtained.

Also in May 2013, we changed our credit card reward program, called “Sempre Presente” (Always Present), and created a new platform for redemption of airline mileage awards, the “Ponto Viagem” (Travel Points), www.pontoviagem.net website, and awards in retail partners’ websites.

In October 2013, we launched “Hiper,” our new credit card brand available to all Brazilian consumers and accepted in over one million merchants acquired by Rede throughout Brazil. The “Hiper” branded products will initially be issued by Banco Itaucard S.A., or Itaucard, to our account holders and non-account holders in Brazil and initially available with credit functions. The “Hiper” brand will not substitute the “Hipercard” brand but, rather, be another option for our clients, with different benefits from those offered for “Hipercard”, such as:

•	Conversion of 120% of the card’s annual fee into a bonus for mobile cellphones (currently available for 3 of the 4 largest Brazilian carriers) and

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•	Cards with the Itaucard 2.0 feature (consistent with the standard international interest model, pursuant to which lower interest rates for revolving credit of up to 5.99% per month accrue from the date of purchase instead of the invoice due date -).

The table below shows the market position and information about competitors for the business listed below:

COMPETITION
Product/Service	Market Position	Additional Information and Main Competitors
Credit Cards	We believe we were the number one player in purchase volume and number of cards in Brazil in 2013.	The Brazilian credit card market is highly competitive, growing at a compound annual growth rate of over 18.0% over the last three years as of December 31, 2013, according to projections by the Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartões de Crédito e Serviços).

Our main competitors in this business are Banco do Brasil S.A., Banco Bradesco S.A., Banco Santander Brasil S.A. and Caixa Econômica Federal.

Source: Itaú Unibanco Holding and CardMonitor.

In 2012 we announced our intention to acquire all outstanding shares of REDE, then Redecard, through a public tender offer aimed at cancelling Redecard’s authorization as a publicly-held company registered with the CVM. The tender offer targeted the acquisition of common shares of Redecard corresponding to approximately 50.0% of its share capital. On April 12, 2012, we confirmed that the price to be paid in cash would be R$35.00 per share (the “Tender Offer Price”). The tender offer was successfully completed on September 24, 2012. As a result of the auction, we acquired, through an affiliate, 298,989,137 common shares of Redecard, representing 44.4% of Redecard’s share capital, bringing the total amount of common shares owned by us to 94.4% of Redecard’s share capital. On October 18, 2012, Redecard’s registration as a publicly held company was cancelled. As of December 31, 2012, we held through our affiliates, 100.0% of Redecard’s shares, as a result of subsequent purchases. The shares were purchased at the Tender Offer Price for a total amount of R$11,752 million.

In October 2013, our acquirer business launched a new brand concept and changing its name from Redecard to REDE, to be in line with our business strategy, which has a broader scope into digital payments. The name REDE summarizes the company’s key attributes, evoking technology, agility and modernity, in addition to having a youth and connectivity appeal. While the company will continue to focus on large companies and merchants, it will also focus on end-users, particularly by offering technology-based services available through digital and mobile media. REDE is one of the two largest multi-brand acquirers of credit, debit and benefit card transactions in Brazil. REDE’s activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from sales made with credit cards), rental of point-of-sale terminals, or POS, check verification through POS terminals, and the capture and transmission of transactions using coupons, and loyalty programs. Our goal is to be the main partner for merchants that are seeking higher business potential. For those partners, REDE offers a series of products that follow the market’s latest trends. Among these products we highlight e-REDE, a single platform for efficient, fast and complete solutions for online payments using a robust antifraud system, and Mobile REDE, which captures the transaction using a device attached to the smartphone or tablet. It allows card reading and input of purchase data for client’s signature.

In 2013, we continued to focus on investments in IT, infrastructure and POS modernization, and through e-REDE we intensified and improved the quality of our electronic payments platform, offering not only the acquisition service, but also an antifraud gateway. Through Mobile REDE, we reinforced our position in new payments solutions for freelancers and micro entrepreneurs.

In May 2010, Hipercard, also a subsidiary of Itaú Unibanco, entered into an agreement with REDE, pursuant to which starting in the second quarter of 2010, REDE would start acquiring Hipercard transactions and Hipercard would have access to REDE’s nationwide infrastructure and network, which improved the efficiency and speed of Hipercard’s merchant affiliations.

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In 2013, REDE and Hipercard captured of R$323 billion in transactions with credit cards and debit cards, an increase of 16.2% from 2012. The number of transactions captured and processed reached 3.7 billion, representing an increase of 11.2% from 2012. In December 2013, we had 1.56 million installed POS terminals throughout Brazil, representing an increase of 8.9% from 2012. Without giving effect to Hipercard’s installed POSs, which were migrated to REDE in 2013, we had an increase of 23.6% in number of POS terminals from 2012 to 2013. The number of REDE’s affiliated clients grew 18.7% in 2013. As of December 31, 2013, REDE was present in almost all municipalities in Brazil with electric power and telecommunications network. We generally consider each POS to represent one client.

The following table sets forth the financial volume of transactions in billion of reais and the amount of transactions of credit and debit cards processed by us in 2013, 2012 and 2011:

	Financial Volume			Transactions
	2013	2012	2011	2013	2012	2011
	(In billion of R$)			(In billion)
Credit cards	209	183	173	1.8	1.7	1.6
Debit cards	114	94	79	1.8	1.6	1.4

Total	323	278	252	3.7	3.3	3.0

Vehicle Financing

In 2013, we granted R$18.9 billion in vehicle and heavy vehicle financing, a decrease of 14.2% compared to the same period of 2012.

Each vehicle financing application is reviewed based on credit scoring and dealer scoring systems. Applications with high credit scores are subject to electronic validation according to our credit policy and by credit bureaus. During 2013, we continued to focus on increasing the efficiency of our credit proposal analysis process. In December, 2013, 92.0% of all credit proposals were analyzed and decided in approximately 5 minutes, an improvement when compared to 16 minutes in June 2013. This efficiency was obtained due to an improvement in our systems.

Since 2012, we have reduced our risk exposure in this sector and focused on clients with better risk profiles, which allowed us to improve the credit quality of our vehicle loan portfolio.

In August 2013, we renewed our commercial cooperation agreement with Fiat, leader in the Brazilian vehicle industry until 2023. The agreement provides us with exclusivity to offer vehicle financing in Fiat’s marketing campaigns to sell new vehicles, and to use the Fiat brand in other activities related to vehicle financing.

The table below shows the market position and information about competitors for the business listed below:

COMPETITION
Product/Service	Market Position	Additional Information and Main Competitors
Vehicles	We have been the leaders in terms of amount financed in the 0km vehicle segment since August 2013.

Since August 2013, we believe we returned to the leadership position in terms of amounts granted for the acquisition of new vehicles, our main target in vehicle financing.

Our main competitors are: Banco Bradesco S.A Banco Santander (Brasil) S.A Banco do Brasil S.A, Banco GMAC S.A, Banco Volkswagen S.A. and Cia de Crédito, Financiamento e Investimento RCI Brasil (Financeira Renault).

Source: Itaú Unibanco Holding, Cetip and Fenabrave.

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Consortia

A consortium is a self-financing system created in Brazil with a view to foster savings for the purchase of vehicles and other assets, such as real estate. Pursuant to consortium agreements, participants are pooled according to the specific asset they elect to purchase (e.g., a vehicle of a particular manufacturer and model), which will be paid for in installments. Payments made by the participants of a given consortium are used to create a “pool” of funds, which are used by one or more members of the consortium at a time to acquire the assets elected by the participants, e.g., once a month, and such members continue to make payments as scheduled. Generally, participants may receive the asset,

•	during the course of the consortium agreement (before all installments are paid), if the participant pays an amount (in addition to the regularly scheduled installment due) that is higher than such an additional amount offered by any other consortium member for that period, or

•	during the course of the consortium agreement (before all installments are paid), if the participant is selected by random drawing, organized by the bank, to receive the asset, while continuing to pay for the remaining installments as scheduled.

As consortia are regarded as a provision of services under Brazilian law, the management of consortia does not give rise to default risk or regulatory capital requirements for us.

Since consortia do not charge interest rates, our revenues come mainly from the administration fee charged from clients.

Given these characteristics, this business is strategic to us, contributing to revenue diversification and to a more complete product portfolio offering to our clients. In October 2013, we launched a new line of consortium products for the acquisition of heavy vehicles, which supported a growth of 28.1% in active participants among all the consortia we manage from November 2012 to November 2013. In the same period the number of consortia participants in the Brazilian market, excluding the motorcycle segment increased 14.8%.

Microcredit

Our microcredit unit offers low-income entrepreneurs who do not have the necessary attributes to participate in the traditional financial system the chance to expand and develop their businesses. Itaú Microcrédito’s loan officers reach out to new and existing clients, offering loans (coupled with a free loan-protection microinsurance) and disseminating financial concepts related to the responsible use of money.

A major benefit arising from this initiative is that micro-entrepreneurs start to develop a relationship with the formal market. Our microcredit activities are split into two levels:

•	1st Tier Lending: includes working capital loans, or loans for upgrades and fixed assets provided to formal and informal business people engaged in small business activities. Any granting of loans requires the presence of a trained microcredit loan officer;

•	2nd Tier Lending: loans to micro entrepreneurs through partner civil society organizations registered with the National Productive Microcredit Program. We are committed to promoting microfinance best practices and trading experiences with partner organizations.

Our investment in microcredit consolidates our strategy to act as agents of transformation in society. Microcredit is also important as it reinforces our vision of sustainability and increases our ability to spread our knowledge in financial education. The end goal is to create a virtuous cycle in which the bank stimulates the social and economic development of Brazil’s low-income population.

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Our International Business

Itaú Unibanco Holding’s Global Footprint

As of December 31, 2013 we were present in 19 countries outside of Brazil, seven of which are in Latin America. In Argentina, Chile, Paraguay and Uruguay, we offer commercial banking (retail) and wholesale banking with the main focus on commercial banking. In Mexico, we operate in the credit card segment and we are in the initial phase of opening a brokerage company and an investment bank. We also have an Itaú BBA representation office in Peru, and are gradually intensifying our presence in Colombia through our investment banking and corporate operation.

Additionally, we have operations in Europe (France, Germany, Luxembourg, Portugal, United Kingdom, Spain, and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and the Bahamas), in the Middle East (Dubai), and in Asia (Hong Kong, Shanghai and Tokyo). These are operations that mainly serve institutional, investment banking, corporate and private banking clients.

Please refer to section Performance, item Financial Performance, Results, Revenues from Operations in Brazil and Abroad, for further information.

Latin America

Our operations in Latin America are mainly focused on commercial banking and are concentrated in the Southern Cone (Argentina, Chile, Paraguay and Uruguay), but also include Colombia with investment banking and corporate operations, and Peru with corporate operations through a representation office. In Mexico, we operate in the credit card segment and we are in the initial phase of opening a brokerage company and an investment bank.

Latin America is a priority in our international expansion plans due to the geographic and cultural proximity to Brazil. Our purpose is to be recognized as “the Latin American bank”, becoming a reference in the region for all financial services provided to individuals or companies. Our target is to grow in a sustainable way, maintaining a strong relationship with the local retail and wholesale market.

In order to support our more than 1.8 million clients, as of December 31, 2013 we had a network of 246 branches and client service branches (CSBs) in Latin America (ex-Brazil). In Paraguay, we had 37 non-bank correspondents, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. We also have 38 points of service through OCA S.A., our credit card operator in Uruguay.

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* As of December 31, 2013

Banco Itaú Argentina

We have operated in Argentina since 1979, where we focus on large companies with business ties to Brazil. In 1994, we initiated our retail operations in Buenos Aires. In 1998, we increased our presence by buying Buen Ayre Bank, subsequently renamed Banco Itaú Argentina. The GDP of Argentina increased 3.1% in 2013.

Through Banco Itaú Argentina we offer products and services in corporate banking, small- and middle-market companies and retail banking. Our corporate banking business focuses on large and institutional clients, providing lending, structured finance, investment and cash management services. Our small- and middle-market operations provide credit for working capital and investments in production capacity increases. Our retail banking business focuses on middle and upper-income clients and services offerings include current and savings accounts, personal loans and credit cards.

Banco Itaú Chile

Our business in Chile is mainly focused on retail and high-income clients, but we also operate with middle-market and large corporate clients. In 2013, we opened 7 new branches, totaling 98 branches in our service network in Chile as of December 31, 2013. The GDP of Chile increased 4.0% in 2013.

We started our activities in Chile in 2007, after Bank of America Corporation transferred the operations of BankBoston Chile and BankBoston Uruguay to us. In 2011 we acquired the high net worth portfolio of HSBC Bank and in 2012 we completed the acquisition of 50.0% of Munita, Cruzat & Claro, a leader in wealth management in Chile.

Today, we are one of the leaders in wealth management and have the second fastest growing loan portfolio in Chile, according to the Superintendency of Banks and Financial Institutions – SBIF as of November 2013. Moreover, our foreign trade portfolio and student loan program have increased as of December 31, 2013.

In line with our commitment with the Chilean market, we launched the “It Now IPSA”, the first exchange traded fund (ETF) that tracks the return of the shares of the 40 largest funds in the local market. Our ETFs are traded under the brand “It Now”. In the coming years, our expectation is to grow between 20% and 30% in the ETF industry worldwide and we believe Chile will be part of this expansion.

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Please refer to section Itaú Unibanco Holding, item 2013 Highlights, Recent Developments, for further information about the merger of Banco Itaú Chile with CorpBanca.

Banco Itaú Uruguay

Our banking operations in Uruguay include Banco Itaú Uruguay, OCA (the largest credit card issuer in Uruguay) and the pension fund management company Unión Capital AFAP S.A., making us one of the leading financial operations in Uruguay. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions. The GDP of Uruguay increased 3.8% in 2013.

Our retail banking business is focused on individuals and small business clients, with more than 297,000 clients as of December 31, 2013. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and Internet banking. The wholesale banking division is focused on multinational companies, financial institutions, large and middle market companies and the public sector, providing lending, cash management, treasury, trade and investment services. Additionally, our private banking business unit provides a full portfolio of local and international financial market products.

We have been the second largest private bank in Uruguay in terms of market share since July 2012 and have been recognized as the best bank in Uruguay by “Euromoney” magazine. With the purpose of maintaining this pace of growth and local penetration, in June 2013 we entered into an agreement to purchase the retail operations of Citibank in Uruguay, assuming a portfolio of over 15,000 account holder clients. The assets acquired at that time involve mainly credit card operations under the Visa, Mastercard and Diners brands, representing a portfolio of US$45.6 million in credit card loans and US$12.6 million in personal loans. This transaction closed in December 2013, after approval by the local regulatory authorities.

Banco Itaú Paraguay

Our operations in Paraguay began in 1978 and comprise retail and wholesale banking, through Banco Itaú Paraguay S.A., formerly known as Interbanco. In 1995, Interbanco was acquired by Unibanco, and the “Itaú” brand has been present in the country since 2010. The GDP of Paraguay increased 13.0% in 2013.

Banco Itaú Paraguay distributes products and services to small and middle market companies , agribusiness, large companies institutional clients and consumer clients. Banco Itaú Paraguay’s main sources of income are consumer banking products, primarily credit cards. The retail segment also focuses on payroll clients. Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness sector, which has performed very well.

Our strategy for the retail and middle market segments in the last years resulted in a significant increase in our local market share. We are the leading player in the credit card segment and hold the first position among banks in Paraguay based on results, return on average equity and deposits, according to the Central Bank of Paraguay in November 2013. In 2011, 2012 and 2013, we were considered the highest regarded brand in Paraguay according to the Brazilian Institute of Public Opinion and Statistics - Paraguay Branch, and were recognized as the best bank in Paraguay by “Global Finance” magazine.

Colombia

In Colombia, our wholesale and investment bank has been operating since the end of 2012. Our target market in Colombia consists of institutional investors and large Brazilian companies operating in Colombia as well as Colombian companies operating in Brazil. The product portfolio includes loan operations, foreign trade financing, foreign exchange and derivatives and investment bank activities, such as advising on mergers and acquisitions and accessing the capital markets. We estimate that the GDP of Colombia increased 4.1% in 2013.

Our presence in Colombia is increasing, and we aim to be one of the three main investment and wholesale banks in Colombia in the next five years.

Please refer to section Itaú Unibanco Holding, item 2013 Highlights, Recent Developments, for further information about the merger of Banco Itaú Chile with CorpBanca.

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Peru

In Peru, we have a representation office and are considering expanding our activities into corporate and investment banking, following the same strategy as in Colombia, so as to take advantage of the strong growth experienced by Peru. The GDP of Peru increased 5.0% in 2013.

Mexico

In Mexico, we operate in the credit card segment and we are in the initial phase of opening a brokerage company and an investment bank. The GDP of Mexico increased 1.1% in 2013.

Other International Operations

To support our clients in cross-border financial transactions and services, our international units are active in providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions and international capital markets offerings.  These services are offered mainly through our branches in Nassau, New York and Cayman Islands, as well as through our other Latin American operations mentioned above.

We manage proprietary portfolios and raise funds through the issuance of securities in the international market.  Fund raising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, Bahamas and New York, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands.

Our proprietary portfolios are mainly held by Itaú Bank and our Cayman Islands branch.  These offices also enhance our ability to manage our international liquidity.

Through our international operations, we establish and monitor trade-related lines of credit from foreign banks, maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities.

Itaú BBA International

Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines:

•	Corporate and Investment Banking — Headquartered in the United Kingdom, but with business platforms in several cities in Europe, we meet the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and Europe. The services offered include the origination of structured financing, hedging, trade financing and advisory to both European companies investing in Latin America and Latin American companies investing overseas.

•	Private Banking — Under the corporate structure of Itau BBA International, we manage private banking activities in Miami, Switzerland and Luxembourg (where our activities are currently being scaled down), offering specialized financial products and services to high net-worth Latin American clients.

On February 1, 2013, Banco Itaú BBA International S.A., headquartered in Portugal, was merged into Itau BBA International Limited, headquartered in the United Kingdom. On May 17, 2013, the entity was registered as a public limited company under the trade name Itau BBA International plc. The purpose of this restructuring process is to allow Itau BBA International to improve its performance and sources of funding, expand its client base, strengthen its position as an international platform for the group, achieve greater diversification of risk and increase profitability indicators.

Additionally, Itaú BBA participates in the international capital markets as a dealer, as it has equity and fixed income sales and trading teams in São Paulo, New York, London, Hong Kong and Tokyo.  As of December 31, 2013 we had the best research analyst team in Latin America according to Institutional Investor Magazine and provide extensive coverage of over 205 listed companies in Brazil, Mexico, Chile, Colombia, Peru, Panama and Argentina.  Our international fixed income and equity teams are active in trading and offering Brazilian and Latin American securities to institutional investors.

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Competitive Strengths

We believe the following strengths provide us with significant competitive advantages and distinguish us from our competitors.

Premier banking brand in Brazil

Our brands are very strong and very well recognized in Brazil. They have been associated with quality and reliability and, with our large portfolio of products, help us maintain a low client turnover rate, especially among clients in the high income segment. In 2013, our brand was elected by consulting firm Interbrand as “the most valuable brand” in Brazil for the tenth consecutive time.

Large branch network in geographic areas with high economic activities

Our Brazilian branch network, while national in scope, is strategically concentrated in the southeast of Brazil, the country’s most developed region. Our branch network in other countries of the Southern Cone (Argentina, Chile, Paraguay, and Uruguay) is also positioned in regions with high levels of economic activity. Having our branch network in key economic areas gives us a strong presence and a competitive advantage to offer our services to a broad range of clients and profit from selective market opportunities. Our exclusive ATM network allows us to offer a wide range of products and services to our clients which we see as one of our competitive strengths.

Additionally, we have refurbished branches especially for shopping malls. These branches have a new visual identity and service proposal, offering a new concept of client service and a differentiated layout inspired by the design of a retail store. Shopping mall branches have extended hours, which offers added convenient for our clients. Please refer to item 7.3 - Marketing and Distribution Channels, for further information.

We have an extensive network with 4.1 thousand branches, 885 client site branches, or CSBs, and 27.9 thousand ATMs in Brazil and abroad, as of December 31, 2013.

Diversified line of products and services

We are a multi-service bank offering a diverse line of products and services that are designed to address the needs of various types of clients, including corporate clients, very small and small enterprises, retail clients, high-income individuals, private bank clients, non-accountholders and credit card users. We believe that this business model creates opportunities to improve our relationship with clients and thereby increases our market share. We expect to maintain our leading presence by capturing a solid and increasing number of transactions across various business segments.

Technology and electronic distribution channels as drivers for sales

Our intensive use of technology and electronic distribution channels, which has contributed significantly to an increase in sales of products and services, is one of our most important competitive advantages. In 2013, we spent approximately R$5.8 billion on information technology, of which approximately R$2.0 billion was spent on the purchase of hardware and software and approximately R$3.8 billion on information technology infrastructure, operation and maintenance. We have sophisticated technology that supports certain remote banking access (e.g., call centers, Internet banking, etc.) and offers clients the ability to verify statements and perform transactions. Our sales teams can access client credit scores directly through mobile phones and credit proposals can be sent over the Internet by any broker registered with our systems.

Risk-based pricing model as a tool to manage risk while exploring opportunities

Our risk-based pricing model, as applied to our products, is an important competitive advantage as it gives us a more precise dimension of the risk equation versus return in various scenarios. This is an essential tool to explore commercial opportunities and simultaneously manage risks. Depending on the product, each contract is individually priced using risk adjusted return on capital models that give us a better assessment of the relevant market.

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b) Revenue arising from each segment and its proportion of the Issuer’s net revenue

Activities

Our segment information is based on reports used by senior management to assess the financial performance of our business and make decisions on the allocation of funds for investment and other purposes. The segment information was prepared in accordance with the accounting practices adopted in Brazil (BRGAAP) but includes the following pro forma adjustments: (i) the recognition of the impact related to the allocation of capital by means of a proprietary model; (ii) the use of financing and cost of capital, in accordance with market prices, based on some management criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects of hedging transactions carried out for our investments abroad. The table below presents our revenues per segment for the years ended December 31, 2013, 2012 and 2011.

			(In millions of R$)
	Year ended December, 31
	2013	2012	2011

Commercial Bank - Retail	44,567	51,551	48,236
Interest margin (1)	23,719	32,770	31,584
Banking service fees	12,585	12,289	10,915
Income from insurance, private pension and capitalization operations before claim and selling expenses	8,263	6,030	5,229
Other income	-	462	508
Wholesale Bank	15,116	7,491	6,897
Interest margin (1)	11,117	5,334	4,896
Banking service fees	3,688	2,261	2,123
Income from insurance, private pension and capitalization operations before claim and selling expenses	311	38	-
Other income	-	-142	-122
Consumer Credit	14,892	14,211	14,102
Interest margin (1)	9,230	8,310	8,356
Banking service fees	5,662	5,890	5,719
Income from insurance, private pension and capitalization operations before claim and selling expenses	-	-7	-13
Other income	-	18	40
Activities With the Market and Corporation (2)	3,901	5,808	5,109
Interest margin (1)	3,571	5,555	4,801
Banking service fees	213	249	309
Income from insurance, private pension and capitalization operations before claim and selling expenses	117	4	-1
Other income	-	-	-
Total (3)	78,476	78,978	74,257
Interest margin (1)	47,637	52,013	49,601
Banking service fees	22,148	20,622	19,048
Income from insurance, private pension and capitalization operations before claim and selling expenses	8,691	6,065	5,215
Other income	-	278	393

(1) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, results from foreing exchange variation of transactions abroad.

(2) Activities with the Market and Corporation includes the results related to operations of trading in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, mismatch management and arbitration opportunities in the domestic and foreign markets. It also includes the results associated with the financial income from interest related to the excess of capital.

(3) The total is not the sum of the parts, because there are inter companies operations eliminated in the consolidated

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We operate mainly in Brazil and we do not present information on our revenues by geographic market within Brazil. Our revenues arise from income from financial operations before allowance for loan losses, banking service fees and income from insurance premiums, and income from pension and capitalization operations. These revenues are presented separately for those accrued in Brazil and abroad. The table below presents information on our revenues for the years ended December 31, 2013, 2012 and 2011 after the eliminations from consolidation.

			(in millions of R$)
	2013	2012	2011

Interest income	45,119	50,496	47,224
Brazil	40,761	46,787	44,007
Abroad	4,358	3,709	3,217
Banking Service Fees	24,066	20,313	19,048
Brazil	22,742	19,287	18,144
Abroad	1,324	1,026	904
Income from insurance, private pension and capitalization operations	3,528	2,990	2,714
Brazil	3,493	2,962	2,684
Abroad	35	28	31

We present below the abroad revenues of our business segments of the years 2013, 2012 and 2011:

(In millions of R$)
	Year ended December, 31
	2013	2012	2011

Commercial Bank	4,222	3,796	3,079
Argentina	606	425	244
Chile	883	629	444
Uruguay	406	227	166
Other companies abroad (1)	2,328	2,516	2,225
Whosale Bank	1,331	841	968
Consumer Credit	163	126	105
Argentina	34	22	22
Chile	30	24	17
Uruguay	99	81	66

Itaú Unibanco S.A. - Grand Cayman, New York and Tokyo branches, ITAÚ UNIBANCO HOLDING S.A - Grand Cayman Branch, Banco Itaú Argentina S.A, Itaú Asset Management S.A.Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I, Itaú Sociedad de Bolsa S.A., Itaú Chile Holdings Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú BBA Corredor de Bolsa Limitada (new company name of Itaú Chile Corredor de Bolsa Ltda.), Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Recuperadora de Créditos Ltda, Itaú Chile Compañia de Seguros de Vida S.A., ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A., Unión Capital AFAP S.A., Banco Itau Paraguay, Tarjetas Unisoluciones S. A. de Capital Variable, Proserv - Promociones Y Servicios S.A. de C. V ., MCC Asesorias Limitada (50%), MCC Securities INC. (50%), Itaú BBA SAS, MCC Corredora de Bolsa (50.0489%) and Itaú BBA Colômbia; only at 12/31/2013, Fundo ETF IPSA , IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS S.A.,Itau BBA International (Cayman) Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa International, Itaú Bank & Trust Bahamas Ltd., Itaú International Securities Inc. (new company name of Itaú Europa Securities Inc.), Itaú Bahamas Directors Ltd., Itaú Bahamas Nominees Ltd., Banco Itau Suisse S.A. and Itaú BBA International PLC; only at 12/31/2012, Banco Itau BBA International S.A and BIE Cayman Ltd., Itau Bank Ltd., ITB Holding Ltd., Jasper International Investment LLC, Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Rosefield Finance Ltd. (50%), UBT Finance S.A., Itaú Cayman Directors Ltd. and Itaú Cayman Nominees Ltd.; only at 12/31/2013, BIE Cayman Ltd, Afinco Americas Madeira, SGPS Soc. Unipessoal Ltda, Topaz Holding Ltd., Itaú USA Inc., Itaú International Investment LLC, Albarus S.A., Banco Del Paraná S.A., Garnet Corporation, Itau Global Asset Management, Itaú Asia Securities Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú BBA USA Securities Inc., Itaú Middle East Limited, Unipart B2B Investments, S.L., Itau BBA UK Securities Limited, Itaú Japan Asset Management Ltd., Itaú (Beijing) Investment Consultancy Limited, Itaú UK Asset Management Limited, Itaú Asia Limited and Itaú USA Asset Management Inc; only at 12/31/2012, Zux Cayman Company Ltd.; only at 12/31/2013, Itaú Singapore Securities Pte. Ltd.

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c) Income or losses arising from the segment and its proportion of the issuer´s net income or loss

We presente below the results of our business segments. The total may not be the sum of the parts because intercompany operations were eliminated in the consolidated view.

					(In millions of R$)
	ITAÚ UNIBANCO
2013	COMMERCIAL BANK - RETAIL	WHOLESALE BANK	CONSUMER CREDIT - RETAIL	ACTIVITIES WITH THE MARKET AND CORPORATION (1)	ITAÚ UNIBANCO
Banking Product	44,567	15,116	14,892	3,901	78,476
Interest margin (2)	23,719	11,117	9,230	3,571	47,637
Banking service fees	12,585	3,688	5,662	213	22,148
Income from insurance, private pension and capitalization operations before claim and selling expenses	8,263	311	-	117	8,691
Other income	-	-	-	-	-

Losses on loans and claims	(7,613)	(3,055)	(4,860)	(82)	(15,610)
Expenses for allowance for loan losses	(9,155)	(3,347)	(5,996)	(82)	(18,580)
Recovery of loans written-off as losses	3,561	348	1,136	-	5,045
Expenses for claims	(2,019)	(56)	-	-	(2,075)

Banking Product net of losses on loans and claims	36,954	12,061	10,032	3,819	62,866

Other operating income (expenses)	(26,043)	(6,159)	(7,496)	(572)	(40,270)
Non-interest expenses (2)	(23,522)	(5,296)	(6,428)	(741)	(35,987)
Tax expenses for ISS, PIS and COFINS and other	(2,521)	(863)	(1,068)	169	(4,283)
Share of comprehensive income of unconsolidated companies, net	-	-	-	-	-
Other	-	-	-	-	-

Income before income tax and social contribution	10,911	5,902	2,536	3,247	22,596
Income tax and social contribution	(3,908)	(1,886)	(642)	(187)	(6,623)
Non-controlling interest in subsidiaries	-	-	(124)	(13)	(137)

Net income	7,003	4,016	1,770	3,047	15,836

(1) Activities with the Market and Corporation includes the results related to operations of trading in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, gap management and arbitration opportunities in the domestic and foreign markets. It also includes the results associated with the financial income from interest related to the excess of capital.

(2) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, results from foreing exchange variation of transactions abroad.

					(In millions of R$)
	ITAÚ UNIBANCO
2012	COMMERCIAL BANK - RETAIL	WHOLESALE BANK	CONSUMER CREDIT - RETAIL	ACTIVITIES WITH THE MARKET AND CORPORATION (1)	ITAÚ UNIBANCO
Banking Product	51,551	7,491	14,211	5,808	78,978
Interest margin (2)	32,770	5,334	8,310	5,555	52,013
Banking service fees	12,289	2,261	5,890	249	20,622
Income from insurance, private pension and capitalization operations before claim and selling expenses	6,030	38	(7)	4	6,065
Other income	462	(142)	18	-	278

Losses on loans and claims	(15,292)	(795)	(5,179)	251	(21,015)
Expenses for allowance for loan losses	(16,577)	(871)	(6,111)	(85)	(23,644)
Recovery of loans written-off as losses	3,320	76	932	336	4,664
Expenses for claims	(2,035)	-	-	-	(2,035)

Banking Product net of losses on loans and claims	36,259	6,696	9,032	6,059	57,963

Other operating income (expenses)	(27,030)	(3,301)	(7,476)	(281)	(38,041)
Non-interest expenses (2)	(24,539)	(2,891)	(6,551)	(449)	(34,383)
Tax expenses for ISS, PIS and COFINS and other	(2,704)	(410)	(968)	(148)	(4,230)
Share of comprehensive income of unconsolidated companies, net	108	5	58	316	487
Other	105	(5)	(15)	-	85

Income before income tax and social contribution	9,229	3,395	1,556	5,778	19,922
Income tax and social contribution	(2,981)	(1,066)	(311)	(968)	(5,326)
Non-controlling interest in subsidiaries	-	-	-	(589)	(553)

Net income	6,248	2,329	1,245	4,221	14,043

(1) Activities with the Market and Corporation includes the results related to operations of trading in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, gap management and arbitration opportunities in the domestic and foreign markets. It also includes the results associated with the financial income from interest related to the excess of capital.

(2) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, results from foreing exchange variation of transactions abroad.

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					(In millions of R$)
	ITAÚ UNIBANCO
2011	COMMERCIAL BANK - RETAIL	WHOLESALE BANK	CONSUMER CREDIT - RETAIL	ACTIVITIES WITH THE MARKET AND CORPORATION (1)	ITAÚ UNIBANCO
Banking Product	48,236	14,102	6,897	5,109	74,257
Interest margin (2)	31,584	8,356	4,896	4,801	49,601
Banking service fees	10,915	5,719	2,123	309	19,048
Income from insurance, private pension and capitalization operations before claim and selling expenses	5,229	(13)	-	(1)	5,215
Other income	508	40	(122)	-	393

Losses on loans and claims	(11,011)	(4,270)	(134)	(521)	(15,936)
Expenses for allowance for loan losses	(13,845)	(5,270)	(266)	(531)	(19,912)
Recovery of loans written-off as losses	4,346	1,000	132	10	5,488
Expenses for claims	(1,512)	-	-	-	(1,512)

Banking Product net of losses on loans and claims	37,225	9,832	6,763	4,588	58,321

Other operating income (expenses)	(25,829)	(7,911)	(2,911)	(390)	(37,025)
Non-interest expenses (2)	(23,315)	(6,948)	(2,605)	(935)	(33,787)
Tax expenses for ISS, PIS and COFINS and other	(2,596)	(953)	(341)	51	(3,839)
Share of comprehensive income of unconsolidated companies, net	(43)	-	6	447	410
Other	125	(10)	29	47	191

Income before income tax and social contribution	11,396	1,921	3,852	4,198	21,296
Income tax and social contribution	(3,833)	(477)	(1,287)	(244)	(5,841)
Non-controlling interest in subsidiaries	-	-	-	(885)	(814)

Net income	7,563	1,444	2,565	3,069	14,641

(1) Activity with the Market and Corporation includes the results related to operations of trading in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, gap management and arbitration opportunities in the domestic and foreign markets. It also includes the results associated with the financial income from interest related to the excess of capital.

(2) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, results from foreing exchange variation of transactions abroad.

7.3. With respect to the products and services that correspond to the operating segments disclosed in item 7.2, describe:

a) The characteristics of the production process

b) The characteristics of the distribution process

c) The characteristics of the markets in which the segment operates, in particular:

I – Share in each of these markets

II – State of competition in the markets

d) Any seasonality

e) The main inputs and raw materials, including details of:

I - Description of the relations established with suppliers, including whether they are subject to governmental control or regulation, indicating the bodies and the respective applicable legislation

II - Any dependence on a limited number of suppliers

III – Any volatility in the suppliers’ prices

Marketing and Distribution Channels

We provide integrated financial services and products to our clients through a variety of marketing and distribution channels. In addition to our traditional portfolio of banking products, we offer products such as insurance, investments, foreign exchange and brokerage.

In the commercial banking - retail segment, we provide Itaú Uniclass clients exclusive services such as dedicated managers, investment advisory services, exclusive cashiers, telephone service through branch managers and higher credit limits. We also provide advisory services on investments and real estate loans to our high-end clients through Itaú Personnalité. Our portfolio of corporate products suited for large companies is managed by our wholesale banking segment.

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Our distribution network is divided into physical channels, which include branches, ATMs and CSBs (which are banking service centers located at certain corporate clients), and digital channels, such as Internet banking, mobile banking and telephones.

Banking transactions carried out through the Internet and mobile channels have grown significantly in recent years.

Branches

Our branch network serves as a distribution network for all of the products and services we offer to our clients.

In 2013, we opened branches especially refurbished for shopping malls, with a new visual identity and service proposal. Located in different cities in São Paulo and Rio de Janeiro, the space presents a new concept of client service, with a differentiated layout inspired by the design of a retail store. Focusing on the relationship with the client as a way to strengthen contact with the public, this branch is open from 12 p.m. to 8 p.m., with exclusive service to our clients from 5 p.m. on. The first branch with this concept was opened in 2012 in the Villa Lobos shopping mall in the city of São Paulo.

Similarly, we also implemented changes in service hours for certain branches located in commercial hubs, which now open at 8 a.m. or 9 a.m. and close at 6 p.m. or 8 p.m. This initiative was designed to adapt our services to the routine of our clients. We intend to extend this model to other malls and trade centers in Brazil in the next few years.

ATMs

ATMs are low-cost alternatives to employee-based services and give us points of service at significantly lower costs than branches. Our clients may conduct almost all account-related transactions through ATMs.

We also have arrangements with other network operators, such as the brands “Cirrus” and “Maestro”, to allow our clients to use limited services through their networks.

Since 2012, we have made differentiated services available to certain registered clients. In addition to services available to our clients in general, these registered clients are able to withdraw funds and check current account balances and statements just by using biometric technology. Biometrics enables these registered clients to carry out transactions with fingerprint identification, without typing a password or using a card, providing more security and convenience for our clients. To be able to use biometrics, clients simply register with any Itaú Unibanco branch.

Customer Site Branches

The range of services provided at CSBs may be the same as those provided at a full service branch, or more limited according to the size of a particular corporate client and its needs. CSBs represent a low-cost alternative to opening full service branches. In addition, we believe CSBs provide us with an opportunity to target new retail clients while servicing corporate clients and personnel.

Internet Banking and Mobile Banking

“Itaú 30 Horas” is a convenience service that enables users to carry out banking transactions in ATMs, telephones, mobiles, on the Internet and at branches.

The Internet banking channel became important in recent years given the continuous growth in demand for online transactions. We have had Internet banking since 1998, offering products to our individual and corporate clients, such as credit, investments, insurance and others. In 2013, our transactions through this channel represented 45.7% of our total client transactions.

One of our most important recent technological innovations has been in mobile banking applications, which allow clients to access their accounts and perform banking transactions using smartphones or tablets. In 2013, we had 724.3 million mobile banking transactions.

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The graph below shows our branches, CSBs and ATMs network broken down by types of services provided and geographic distribution:

In Brazil and abroad, as of December 31, 2013, 2012 and 2011:

	Branches			CSBs			ATMs
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Itaú Unibanco	3,627	3,615	3,606	860	873	878	26,756	26,909	27,810
Itaú Personnalité	277	240	214	3	3	3	557	500	454
Itaú BBA	9	9	9	—	—	—	—	—	—
Total in Brazil	3,913	3,864	3,829	863	876	881	27,313	27,409	28,264
Argentina	73	75	81	18	20	22	189	194	201
Chile	98	91	88	—	—	—	72	70	62
Uruguay	25	59	43	1	1	1	43	41	38
Paraguay	28	27	27	3	9	8	283	246	204
Other	5	5	5	—	—	—	—	—	—
Total	4,142	4,121	4,073	885	906	912	27,900	27,960	28,769

By our distribution network throughout Brazil as of December 31, 2013, 2012 and 2011:

Region	Branches			CSBs			ATMs
	2013	2012	2011	2013	2012	2011	2013	2012	2011
South	648	637	639	119	120	119	3,815	3,790	3,942
Southeast	2,557	2,534	2,531	611	607	614	18,975	19,132	19,994
Center-west	295	294	294	45	63	66	1,707	1,741	1,686
Northeast	316	304	287	50	49	50	2,173	2,113	2,053
North	97	95	78	38	37	32	643	633	589
Total in Brazil	3,913	3,864	3,829	863	876	881	27,313	27,409	28,264

(*)79.0% of our branches were located in the states of São Paulo, Rio de Janeiro and Minas Gerais in the southeast of Brazil, Paraná in the south of Brazil, and Goiás in the center-west of Brazil.

Competition

General

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil.

Retail Banking

As at December 31, 2013, there were 132 multiple-service banks, 22 commercial banks, and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

We, together with Banco Bradesco S.A. (“Bradesco”), Banco Santander (Brasil) S.A. (“Banco Santander”) and HSBC Bank Brasil S.A. (“HSBC”), are the leaders in the non-state-owned multiple-services banking sector. As at December 31, 2013, these banks accounted for 39.3% of the Brazilian banking sector’s total assets. We also face competition from state-owned banks, which has increased recently. As at December 31, 2013, Banco do Brasil S.A. (“Banco do Brasil”), Caixa Econômica Federal (“CEF”), and BNDES ranked first, fourth and fifth in the banking sector, respectively, accounting for 45.4% of the banking system’s total assets.

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The following table presents the total assets of the 14 main banks in Brazil, classified according to their participation in the total assets of the Brazilian banking sector.

	As of December 31, 2013(*)
	R$ billion	%Total Assets
Banco do Brasil(**)	1,218.5	19.5%
Itaú Unibanco Holding	1,027.3	16.4%
CEF	858.5	13.7%
Bradesco	776.7	12.4%
BNDES	763.0	12.2%
Banco Santander	495.4	7.9%
HSBC	159.9	2.6%
Safra	130.1	2.1%
BTG Pactual	115.9	1.9%
Banco Votorantim	107.0	1.7%
Citibank	54.3	0.9%
Banrisul	53.1	0.8%
Banco do Nordeste do Brasil	33.8	0.5%
Credit Suisse	32.4	0.5%
Other	435.6	7.0%
Total	6,261.6	100.0%

(*) Based on banking services, except insurance and pension funds.

(**) Includes the consolidation of 50.0% do Banco Votorantim S.A. based on Banco do Brasil’s shareholding interest of 50.0% in Banco Votorantim S.A..

Source: Central Bank of Brazil, the 50 Biggest Banks and Consolidated Financial System (December 2013).

For further information on each business’ competition, see item 7.2 (a).

Seasonality

Generally our retail banking and our credit card businesses have some seasonality, with increased levels of retail and credit card transactions during the Christmas season and a subsequent decrease of these levels at the beginning of the year. We also have some seasonality in our banking service fees related to collection services at the beginning of the year, which is when taxes and other fiscal contributions are generally paid.

7.4. Identify whether there are clients that are responsible for more than 10% of the issuer’s net revenue, stating:

a) Amount of revenue arising from the client

There are no clients that account for more than 10% of the Issuer’s revenue.

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b) Operating segments affected by the revenue arising from the client

The table below shows the concentration of loan, lease, other credit operations and the securities transactions of companies and financial institutions:

(In millions of R$)
	As of December 31,
Loan, lease and other credit operations, and securities of companies and financial institutions (*)	2013		2012		2011
	Risk	% of total	Risk	% of total	Risk	% of total
Largest debtor	5,755,367	1.0	5,219,312	1.1	4,516,385	1.0
10 largest debtors	40,752,931	7.4	37,367,735	7.7	30,722,398	7.0
20 largest debtors	65,461,236	11.8	60,238,587	12.4	49,679,952	11.3
50 largest debtors	106,901,726	19.3	95,629,286	19.6	80,560,182	18.4
100 largest debtors	143,092,105	25.9	124,043,442	25.5	104,000,316	23.7

(*) The amounts include endorsements and guarantees

7.5. Describe the material effects of state regulation on the issuer’s activities, specifically commenting on:

a) The need for government permits for the performance of activities and the history of the Issuer’s relationship with the public authorities in obtaining such permits

In order to conduct its activities, the Issuer depends on prior permits from the Central Bank.

Incorporated on September 9, 1943 under the name Banco da Metrópole de São Paulo S.A., registered with the São Paulo Board of Trade under number 20.683 on May 22, 1944, the Issuer obtained a permit to operate as a financial institution on July 24, 1944. However, its history traces back to the activities of Itaú and Unibanco. On September 27, 1924, the banking department of Casa Moreira Salles started to operate, later becoming Banco Moreira Salles. The institution, which would play the leading role in a continuous process of mergers and acquisitions, adopted the name of Unibanco in 1975. In the Itaú group, the origins go back to 1944, when the members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo.

In relation to the capital markets, the Issuer’s shares were admitted for trading on BM&FBOVESPA in March 2003, replacing the shares of the institution that is currently named Itaú Unibanco S.A., which were admitted for trading on BM&FBOVESPA on October 20, 1944.

Regulatory Environment

We are subject to regulation by, and supervision of, several entities, in accordance with the countries and segments in which we operate. The supervisory activities of these entities are essential to the structure of our business, and they directly impact our growth strategies. Below we describe the main entities that regulate and supervise our activities in Brazil:

•	CMN: the highest authority responsible for establishing monetary and financial policies in Brazil, is also responsible for the overall supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies, for regulating the conditions for organization, operation and inspection of financial institutions, as well as supervising the liquidity and solvency of these institutions;

•	Central Bank: responsible for implementing the policies established by the CMN and supervising financial institutions in Brazil. The Central Bank establishes minimum capital requirements, limits for permanent assets, credit limits and requirements for compulsory deposits, in accordance with the policies established by the CMN;

•	CVM: responsible for regulating, sanctioning and inspecting the Brazilian securities market and its participants;

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•	CNSP: responsible for establishing the guidelines and directives for insurance and capitalization companies and open private pension entities;

•	SUSEP: responsible for regulating and supervising the insurance, open private pension funds and capitalization markets in Brazil and their participants;

•	ANS: responsible for regulating and supervising the health insurance market in Brazil and its participants.

Outside of Brazil, we have operations subject to oversight by local regulatory authorities in: South America, in particular Argentina, Colombia, Chile, Uruguay and Paraguay; Europe, in particular United Kingdom, Switzerland and Portugal; Central America and the Caribbean, in particular Bahamas and Cayman Islands; and the United States of America.

Main requirements and regulatory restrictions in Brazil

Financial institutions are subject to a number of regulatory requirements and restrictions, among which the following are noteworthy:

•	Prohibition of operating in Brazil without the prior approval of the Central Bank;

•	Prohibition of acquiring real estate that are not for the financial institution’s own use, except those received for settlement of loan losses, in which case such real estate must be sold within one year, extendable by the Central Bank;

•	Prohibition of acquiring interests in companies without the prior approval of the Central Bank, except for ownership interest typical of investment portfolios held by investment banks or universal banks with investment portfolios;

•	Prohibition of granting loans that represent more than 25% of the financial institution’s regulatory capital to only one person or group;

•	Restrictions on borrowing and lending, as well as granting advances and guarantees, to certain related individuals and legal entities. Please refer to the section Our Risk Management, item Regulatory Environment, item Loans and Advances to Related Persons to more information about these individuals and legal entities;

•	Obligation of depositing a portion of the deposits received from clients with the Central Bank (compulsory deposit); and

•	Obligation of maintaining sufficient capital reserves to absorb unexpected losses, pursuant to the rules proposed by the Basel Committee and implemented by the Central Bank.

Basel III Framework

On December 16, 2010, the Basel Committee issued the new Basel III framework, which was revised on June 1, 2011. This framework increased minimum capital requirements and created new conservation and countercyclical buffers, changed risk-based capital measures, and introduced a new leverage limit and new liquidity standards. The new rules will be phased in gradually and each country is expected to adopt such recommendations in laws or regulations applicable to local financial institutions.

The Basel III framework requires banks to maintain minimum capital levels corresponding to the following percentages of risk-weighted assets: (i) a minimum common equity capital ratio of 4.5%, composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition to the minimum capital requirements, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. The Basel Committee determined to phase in the three basic minimum requirements beginning on January 1, 2013, with a longer period for financial institutions to comply with the “capital conservation buffer”, the “countercyclical buffer” and other requirements, beginning on January 1, 2016.

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Basel III also introduces a new leverage ratio, which started being monitored on January 1, 2011 and had its framework revised in January 2014. From January 1, 2013 to January 1, 2017, semi-annual tests are required to be conducted for a new minimum Tier 1 Capital leverage ratio of 3.0%. At the end of this period, the leverage ratio is expected to be revised during 2017 and a new minimum standard is expected to be introduced starting on January 1, 2018. Banks will be required to disclose their leverage ratio and respective components beginning January 1, 2015.

In addition, Basel III is intended to improve risk coverage by revising the treatment of counterparty credit risk, or CCR. Affected banks must determine their capital requirement for CCR using stressed inputs, among other factors, and will be subject to a capital charge for potential mark-to-market losses associated with counterparties’ deteriorating creditworthiness. On March 31, 2014, was published revision of the rules regarding the treatment of CCR arising from derivative transactions.

Basel III also implemented a liquidity coverage ratio, or LCR, and a net stable funding ratio, or NSFR. The LCR requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day period. The NFSR establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the banks’ assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period. The new liquidity ratios started being monitored in 2011. On January 7, 2013, the Basel Committee issued a revised version of the LCR requirements. This revised version, among other changes, expanded the definition of high-quality liquid assets and established a revised schedule for the implementation of the LCR. According to this new schedule, the LCR, including any revisions, will be introduced as a minimum requirement on January 1, 2015. The LCR will begin at 60.0% on January 1, 2015 and will rise in increments of 10 percentage points per year to reach 100.0% on January 1, 2019. In January 2014, the Basel Committee issued guidance to assist local regulators to evaluate the liquidity profile of assets held by banks. The NSFR, including any revisions, is expected to be introduced as a minimum standard in 2018.

In addition, on January 13, 2011, the Basel Committee expanded the Basel III capital rules with additional requirements, also generally referred to as the “January 13 Annex”, applicable to non-common Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks. To be included in additional Tier 1 Capital or Tier 2 Capital, the January 13 Annex requires internationally active banks to issue convertible instruments that may, at the discretion of the relevant authority, be either written-off or converted into common shares upon a “trigger event.” A “trigger event” is deemed to be the decision of a competent authority pursuant to which, as a condition to maintain a bank’s status as a feasible financial institution, it is necessary: (i) to write-off a convertible instrument, or (ii) to inject government funds, or equivalent support, into such bank, whichever occurs first. The requirements are additional to the criteria detailed in the aforementioned Basel III capital rules, and are applicable to all instruments issued after January 1, 2013, depending on the implementation of the framework by each country. The instruments qualified as capital issued before that date and which do not comply with the new Basel III requirements will be phased out of banks’ capital over a ten-year period, beginning on January 1, 2013.

On November 4, 2011, the Basel Committee published the final document addressing the assessment methodology for determining financial institutions as systemically important, or G-SIFIs, the amount of additional regulatory capital requirements that G-SIFIs should meet and the arrangements pursuant to which such additional requirements will be phased in. The assessment methodology for determination of G-SIFIs is based on indicators that reflect the following aspects of G-SIFIs: (i) size; (ii) interconnectedness; (iii) lack of readily available substitute or financial institution infrastructure for the services provided; (iv) global or cross-jurisdictional activity; and (v) complexity, each of these factors receiving an equal weight of 20.0% in the assessment. The magnitude of additional loss absorbency requirements for G-SIFIs proposed by the Basel Committee ranges from 1.0% to 2.5% of risk-weighted assets to be met with Common Equity Tier 1 Capital only, as defined in the Basel III framework. The additional loss absorbency requirement for G-SIFIs will be phased-in in parallel with the “capital conservation” and “countercyclical” buffers between January 1, 2016 and year end 2018, becoming fully effective on January 1, 2019. As of February 15, 2014, we have not been classified as a G-SIFI by the Basel Committee.

On October 11, 2012, the Basel Committee issued a framework for the regulation of domestic systemically important banks, or D-SIBs, which entails a set of principles national regulators can adopt when determining the assessment methodology and higher loss absorbency requirements for D-SIBs. The D-SIB framework supplements the G-SIFI framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country. The Central Bank has not yet issued any proposed regulation or official guidance on the assessment methodology or the higher loss absorbency requirement for D-SIBs in Brazil.

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No official revision of the phase-in arrangements for the Basel III framework has been made by the Basel Committee (except for the LCR), and implementation by individual countries was to have begun on January 1, 2013.

Implementation of Basel III in Brazil

Certain legislative changes required to enable the implementation of the Basel III framework in Brazil are addressed in law No. 12,838 of July 9, 2013.

Law No. 12,838 adapted financial bills (letras financeiras) to the Basel III framework and granted the Central Bank power to limit the payment of dividends and interest on capital by financial institutions if financial institutions do not comply with the CMN capital requirements. Financial bills were created to provide financial institutions with a more stable source of funds in comparison with other types of deposits received or debt instruments issued by banks.

Financial bills must be issued with a minimum term of 24 months and are subject to certain restrictions on repurchase or redemption before their maturity date. With the changes enacted by Law No. 12,838, Brazilian financial institutions will likely issue Basel III-compliant hybrid or subordinated debt instruments under the regulatory framework of financial bills. The main characteristics of financial bills changed by Law No. 12,838 are:

•	Possibility of issuance of financial bills convertible into equity, subject to the preemptive right of shareholders, except in case of public offerings and other exceptions established in the regulations. The conversion may not be requested by the investor or the issuer financial institution;

•	Suspension of payment of interest in case of non-compliance with capital requirement rules in case the financial bills are part of the regulatory capital of the financial institution. In addition, in accordance with Basel III rules, and in order to preserve the regular functioning of the financial system, the Central Bank may determine the conversion of financial bills into equity or the extinguishment of the debt (write-off). These determinations will not be considered default and will not accelerate the maturity of other debts of the financial institution; and

•	Financial bills may include, as early maturity events, default on the payment of the interest of the financial bill or the dissolution of the financial institution.

In March 2013, CMN and the Central Bank issued resolutions and several circular letters which have been amended or replaced since and detail the implementation of the Basel III framework in Brazil.

These regulations address, among other aspects, the calculation of capital requirements (Common Equity Tier 1 Capital, Tier 1 and total capital requirements), criteria for eligibility of instruments as Tier 1 or Tier 2 Capital, calculation methodology for regulatory capital, the introduction of capital buffers and transition periods for application of new rules.

According to such regulations, Brazilian banks’ minimum total capital ratio is calculated as the sum of the following three components:

•	Regulatory capital (patrimônio de referência);

•	A capital conservation buffer (to increase the loss absorption ability of financial institutions); and

•	A countercyclical capital buffer (to address the risk of excessive credit growth).

Brazilian banks’ regulatory capital continues to be comprised of two tiers, Tier 1 Capital and Tier 2 Capital, and the qualification of financial instruments as Tier 1 Capital or Tier 2 Capital is based on the ability of such instruments to absorb losses. Tier 1 Capital is further divided into two portions: Common Equity Tier 1 Capital (common equity capital and profit reserves, or capital principal) and Additional Tier 1 Capital (hybrid debt and equity instruments authorized by the Central Bank, or capital complementar). Existing hybrid instruments and subordinated debt already approved by the Central Bank as Additional Tier 1 Capital or Tier 2 Capital may continue to qualify as Additional Tier 1 Capital or Tier 2 Capital, as the case may be, provided that such instruments comply with CMN requirements and a new authorization from the Central Bank is obtained. All instruments that do not comply with these requirements will be phased out as eligible capital instruments by deducting 10.0% of their book value per year from the amount that qualifies as Additional Tier 1 Capital or Tier 2 Capital. The first deduction occurred on October 1, 2013, and subsequent deductions will take place annually starting January 1, 2014 until January 1, 2022.

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In order to qualify as Additional Tier 1 or Tier 2 Capital, an instrument issued by a Brazilian bank must, among other things, have a provision that requires such instruments to be automatically written off or converted to equity upon a “trigger event“. A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of the risk-weighted assets for Tier 1 instruments and 4.5% for Tier 2 instruments, calculated in accordance with the requirements of CMN regulation; (ii) the execution of a firm irrevocable written agreement, for the government to inject capital in the financial institution, as determined by applicable legislation; (iii) the Central Bank declaring the beginning of a special administration regime (Regime de Administração Especial Temporária, or “RAET”) or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system (the “regulatory discretionary trigger event”). These requirements apply to all instruments issued after October 1, 2013. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation.

CMN regulation also establishes capital conservation and countercyclical buffers for Brazilian financial institutions, determining minimum percentages and which sanctions and limitations will apply in case of non-compliance with such additional requirements. Such sanctions and limitations include: (i) partial or full inability to pay officers and directors their share of variable compensation; (ii) partial or full inability to distribute dividends and interest on equity to shareholders; and (iii) inability to repurchase the financial institution’s own shares and effect reductions in the financial institution’s share capital. Moreover, capital requirements will be increased in 2019 to a maximum of 13.0% of risk-weighted assets, of which 2.5% will only be required as a countercyclical measure, with the phase-in of such modifications beginning on October 1, 2013. The composition of a financial institution’s risk-weighted assets and the different risk categories are also detailed by the applicable regulations. For further details on calculation of risk-weighted assets, please refer to Our Risk Management, item Risk Management, Capital Adequacy for further details about capital requirements.

The following table presents the schedule for phased-in implementation by the Central Bank of the capital adequacy and leverage requirements under Basel III. The figures presented below refer to the percentage of the financial institution’s risk-weighted assets.

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	From October 1 (%)	From January 1 (%)
	2013	2014	2015	2016	2017	2018	2019
Common equity tier 1	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Tier 1 capital	5.5	5.5	6.0	6.0	6.0	6.0	6.0
Regulatory capital	11.0	11.0	11.0	9.875	9.25	8.625	8.0
Capital conservation buffer	-	-	-	0.625	1.25	1.875	2.5
				Up to	Up to	Up to	Up to
Countercyclical capital buffer	-	-	-	0.625	1.25	1.875	2.5

CMN regulation also defines the entities that compose the “consolidated enterprise level” (conglomerado prudencial) of a Brazilian financial institution, and establishes the requirement that a financial institution prepare and file with the Central Bank monthly consolidated financial statements at the consolidated enterprise level, as defined therein. Such financial statements should also be audited by external auditors on a semi-annual basis. As of January 1, 2014, capital requirements will be applied at the consolidated enterprise level (conglomerado prudencial).

Also as part of the implementation of the Basel III framework in Brazil, the CMN requires Brazilian financial institutions to implement a capital management structure compatible with the nature of the financial institution’s transactions, the complexity of the products and services it offers, as well as with the extent of the financial institution’s exposure to risks. Capital management is defined as a process that includes: (i) monitoring and controlling the financial institution’s capital; (ii) assessing capital needs in light of the risks to which the financial institution is subject; and (iii) setting goals and conducting capital planning in order to meet capital needs due to changes in market conditions. Financial institutions should publish a report describing the structure of their capital management at least on an annual basis. Certain minimum requirements and prudential adjustments must be observed by financial institutions when marking to market complex or illiquid financial instruments or when pricing financial instruments under stress conditions. Pricing systems and controls must comply with stringent prudential assessment and reliability criteria (depending on the pricing method adopted), and prudential adjustments must be adopted when necessary during the assessment of a financial institution’s pricing process. Disclosure and reporting of risk management matters, risk-weighted asset calculation, and adequate compliance with regulatory capital requirements are regulated by the Central Bank and reflect the so-called “Pillar 3” of regulatory capital recommended under Basel III, aimed at improving governance and disclosure.

On 10 December 2013, the Basel Committee published its report on the standards that implement Basel III in Brazil, whose conclusion is that the overall structure of the rules Brazil's capital are "sticky" to the principles of Basel III.

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Implementation of Basel III in Brazil — Expected Future Rules

A maximum leverage ratio of 3.0% is expected to apply to Brazilian banks beginning January 2018, with certain disclosure requirements applicable starting on January 1, 2015. An LCR to address short-term liquidity risk and a NSFR to address long-term liquidity risk are expected to apply to Brazilian banks beginning on January 1, 2015 and 2018, respectively, with certain calculation and monitoring requirements already applicable as of January 15, 2012. However, current CMN and Central Bank rules do not address leverage and liquidity ratio requirements and the Central Bank has not yet officially announced its position on liquidity regulation, including whether the implementation of the LCR in Brazil would follow the modified phase-in arrangements set by the Basel Committee in January 2013.

The Central Bank and the CMN are also expected to issue regulations in the near future on the assessment methodology or the additional loss absorbency requirements for D-SIBs in Brazil.

Benefits From Presumed Credits By Financial Institutions

Pursuant to CMN regulation, Common Equity Tier 1 Capital is reduced by tax credits due to temporary differences, among other items. These tax credits, which are tax credits for accounting purposes, depend on future profits to be realized and may, in the future, reduce taxation levied on profits. Allowances for loan and lease losses represent one of the most significant of such temporary differences.

In order to reduce the negative impact of such reductions to Common Equity Tier 1 Capital, financial institutions are allowed to replace such temporary differences related to allowances for loan and lease losses with a presumed credit, cashable against the national treasury. Temporary differences related to allowances for loan and lease losses are also automatically replaced with a presumed credit when a financial institution undergoes liquidation or bankruptcy (if the liquidation or bankruptcy has been determined after January 1, 2014). If a financial institution goes into liquidation or bankruptcy before January 1, 2014, the financial institution is not eligible to use such presumed credit to mitigate negative impacts on Common Equity Tier 1 Capital. This presumed credit, on the other hand, does not reduce the regulatory capital.

Foreign Currency Transactions and Exposure

Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank. There are no limits for long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market, whereas other institutions authorized to operate by the Central Bank have their foreign exchange short position limited to zero. The compulsory deposit requirement rate on the foreign currency short position held by financial institutions is currently 0%.

In accordance with CMN regulation, financial institutions in Brazil may raise funds abroad, either through direct loans or through the issuance of debt securities. Funds raised accordingly may be freely invested in Brazil, including on-lending to Brazilian companies and financial institutions. Brazilian banks authorized to operate in foreign currency markets which hold regulatory capital higher than R$5 billion may also use these funds to grant loans abroad to Brazilian companies, their offshore subsidiaries and to foreign companies controlled by Brazilians or to acquire securities issued or guaranteed by such companies in the primary market. Cross-border loans, in which one party is in Brazil and the other party is abroad, require previous registration with the Central Bank, which may establish limits on the term, interest rate and general conditions of such foreign currency loan transactions (including the issuance of notes by financial institutions). There are currently no limits imposed on such transactions, but the inflow of funds to loans, which average minimum payment term is no longer than 360 days, is subject to an IOF/FX tax at a 6.0% rate. However, if the average minimum term of the loan is longer than 360 days, the IOF/FX tax will be reduced to zero.

Financial institutions may also grant loans in or indexed to a foreign currency to their clients’ trade-related activities, such as by granting advances on foreign exchange contracts (Adiantamento sobre Contrato de Câmbio), advances on delivered commercial papers (Adiantamento sobre Cambiais Entregues) or export or import prepayment agreements (Pré-Pagamento de Exportação e Financiamento à Importação), all in accordance with Brazilian regulations on foreign exchange markets and international capital flows. The Central Bank and the Brazilian government frequently change rules and regulations applicable to foreign currency borrowing and loans in accordance with the economic scenario and Brazilian monetary policy. For instance, in 2012 and 2013 the Central Bank lessened some previously established limitations imposed on export financings by, among other changes, excluding the maximum term for export financings.

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On December 16, 2013, the Central Bank issued a set of rules to replace its Regulation of Exchange Market and International Capitals (Regulamento do Mercado de Câmbio e Capitais Internacionais, or the “RMCCI”), effective as of February 3, 2014. Such rules were issued within the scope of the “Otimiza BC” program, pursuant to which the Central Bank seeks to optimize and simplify its regulation and reflect the set of rules involving the exchange market, Brazilian capital abroad and foreign capital in Brazil previously contemplated by the RMCCI.

Among other matters, these rules consolidate the amendments in the codes for foreign exchange transactions carried out by the Central Bank through a series of rulings published during 2013. The new set of rules for foreign exchange transactions is intended to cover situations that could not be categorized under the current rules.

Legislation also sets forth that the total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions (including their offshore branches), and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their regulatory capital.

Operational limits

In accordance with CMN regulation, financial institutions may not hold, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of the adjusted regulatory capital.

Furthermore, we are legally prevented from granting loans or advances, and guarantees, entering into derivative transactions, underwriting or holding in our investment portfolio securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds 25.0% of our regulatory capital.

Loans and Advances to Related Parties

Brazilian regulation sets forth that financial institutions are not allowed to grant loans, advances or guarantees to certain individuals and entities related to them, including:

a)	officers, and members of the board of directors, fiscal council, advisory councils and other statutory councils, as well as their spouses, ascendants, descendants and collateral relatives to the second degree, either blood relatives or in-laws;
b)	individuals or legal entities that directly or indirectly control the financial institution or hold more than 10% of the financial institution’s share capital;
c)	legal entities directly or indirectly controlled by the financial institution or legal entities in which the financial institution directly or indirectly holds more than 10% of the share capital; or
d)	legal entities directly or indirectly controlled by the individuals mentioned in items “a” and “b” above or legal entities in which such individuals directly or indirectly hold more than 10% of the share capital.

Compensation of Directors and Officers of Financial Institutions

Compensation policies applicable to directors and officers of financial institutions, particularly the rules on variable compensation, are regulated by the CMN.

If variable compensation is to be paid to directors and officers, at least 50% of the total compensation should be paid in shares or share-based instruments and at least 40% of the total compensation should be deferred for future payment for at least three years. If the institution records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of directors’ and officers’ compensation should be reversed proportionally to the decrease in result, in order to minimize the loss incurred by the financial institutions and their stockholders (claw back).

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Our compensation policy complies with Brazilian regulatory requirements and is in line with our principles and practices of seeking to increase alignment between the interests of our stockholders and our management.

Antitrust Regulation

The Brazilian Antitrust Law sets forth that transactions resulting in economic concentration should be previously submitted for approval to CADE, the Brazilian antitrust regulator, provided that they meet the following criteria: (i) the economic group of any of the parties to a transaction recorded, in the fiscal year prior to that of the transaction, minimum gross revenues of R$750 million; and (ii) at least one of the other economic groups involved in the transaction recorded, for the same time period, minimum gross revenues of R$75 million. The closing of a transaction before CADE’s approval subjects the parties to fines ranging from R$60 thousand to R$60 million, the voiding of the relevant agreement and potential administrative proceedings.

Financial conglomerates should submit transactions in various industries to CADE’s approval, including insurance, credit card, real estate investment funds and private equity funds. Additionally, Circular No. 3,590/12 requires submission of concentration acts involving two or more financial institutions to the Central Bank’s approval in the following cases: (i) acquisition of corporate control, (ii) merger, (iii) acquisition or (iv) transfer of the business to another financial institution.

With respect to the conflict of jurisdiction to review and approve concentration acts involving financial institutions, a judgment by the Superior Court of Justice (STJ) in August 2010 assigned to the Central Bank the exclusive jurisdiction for such review and approval, and this issue has since then been pending a final judgment by the Federal Supreme Court (STF). Even though the final judgment by the STF in this case does not automatically bind all financial institutions, uncertainty around whether the CADE or the Central Bank should review and approve concentration acts involving financial institutions has resulted in financial institutions submitting for approval all concentration acts in the banking sector not only to the Central Bank but also to CADE.

Treatment of Past Due Debts

Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and recognize provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the clients the terms and conditions of the transaction and the period of time during which the transaction is past due, if any. For purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank which are deemed necessary by the management of financial institutions, each level has a specific allowance percentage that is applied to it and which we use to calculate our allowance for loan losses, as specified in more detail in the table below:

Classification(1)	AA	A	B	C	D	E	F	G	H
Allowance %	0	0.5	1	3	10	30	50	70	100
Past due (in days)	-	-	15 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	Over 180

(1)     Our credit classification also takes into account the client´s credit profile, which may negatively impact the past due classification.

Bank Insolvency

The insolvency of financial institutions is handled pursuant to applicable laws and regulations by the Central Bank, which initiates and monitors all applicable administrative proceedings. There are three types of special regimes that may be imposed to financial institutions (private or public, but not federal) or similar institutions: (i) temporary special administration regime (RAET), (ii) intervention, and (iii) extrajudicial liquidation. Financial institutions may also be subject to the bankruptcy regime, as explained below.

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In the course of the special regimes described below, the steering committee, the intervenor, and the liquidator may, when authorized by the Central Bank: (i) dispose of assets and rights of the financial institution to third parties and (ii) proceed with corporate restructuring processes in the financial institution or its subsidiaries, among other possible measures of similar effect.

RAET

The RAET is a less severe special regime which allows financial institutions to continue to operate. Its main effect is that directors lose their offices and are replaced by a steering committee appointed by the Central Bank with broad management powers. Its duration is limited and its main objective is the adoption of measures aimed at the resumption of the financial institution’s regular activities. If resumption is not possible, this regime may be turned into an extrajudicial liquidation.

Intervention

Under this regime, the Central Bank appoints an intervenor that takes charge of the financial institution's management, suspending its regular activities and dismissing the financial institution’s management. In general, the intervention is aimed at preventing the continuation of certain irregularities and the aggravation of the financial situation of the financial institution, which can put assets at risk and harm the financial institution’s creditors. The intervention is also time-limited and may be followed by the resumption of the financial institution’s regular activities or the declaration of extrajudicial liquidation or bankruptcy.

The intervention suspends all actions related to payment obligations of the financial institution, prevents the early settlement or maturity of its obligations and freezes pre-existing deposits.

Extrajudicial Liquidation

Extrajudicial liquidation generally corresponds to the dissolution of the company in cases of unrecoverable insolvency or severe violations of the rules that regulate a financial institution’s activities. The extrajudicial liquidation aims at promoting the liquidation of the existing assets for the payment of creditors, with the return of any amounts left to shareholders. Controlling shareholders may be held responsible for remaining liabilities.

The extrajudicial liquidation (i) suspends actions and executions related to the financial institution, (ii) accelerates the maturity of the financial institution’s obligations; and (iii) interrupts the statute of limitations of the financial institution's obligations. In addition, the debt of the estate under liquidation will no longer accrue interest until all obligations to third parties are settled.

Deposit Insurance

In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the Credit Insurance Fund, or FGC, a deposit insurance system, guarantees the maximum amount of R$250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). The resources of the FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at monthly rate of 0.0125% of the total amount of the outstanding balances of accounts corresponding to the obligations that are the subject matter of the ordinary guarantee and certain special contributions. Deposits and funds raised abroad are not guaranteed by the FGC.

Applicable regulation also authorizes financial institutions to raise funds by means of time deposits that are the subject matter of a special FGC guarantee up to a given amount, provided that such deposits meet the legal requirements, including:

(i)	have a maturity-term of at least 12 months and not more than 24 months, subject to change depending on whether certain security interests are granted to the FGC;

(ii)	are not callable before their terms, subject to limited exceptions; and

(iii)	are limited to a variable amount in accordance with the criteria related to the security interests granted to the FGC, the amount of the financial institution’s Tier 1 regulatory capital and time deposits rules, limited to R$5 billion until December 31, 2014 and R$3 billion from January 1, 2015.

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Payment of Creditors in Liquidation

In the event of extrajudicial liquidation of a financial institution or liquidation of a financial institution in a bankruptcy proceeding, the salaries of employees and the related labor claims up to a certain amount, secured credits and tax charges have priority in any claims against the bankrupt entity. The payment of unsecured credits, including deposits from regular retail clients that are not guaranteed by the FGC, is subject to the prior payment of preferred credits. Additionally, upon the payment of the deposits guaranteed by the FGC, the FGC becomes a creditor of the bankrupt estate.

Insurance Regulation

With governmental approval, insurance companies in Brazil may offer all types of insurance, with the exception of workers’ compensation insurance, directly to clients or through qualified brokers.

Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian securities market and subject to CMN regulations regarding the investment of technical reserves.

In the event an insurance company is declared bankrupt, the insurance company will be subject to a special procedure administered by the SUSEP or by the ANS. If an insurance company is declared bankrupt and (i) its assets are not sufficient to guarantee at least half of the unsecured credits or (ii) procedures relating to acts that may be considered bankruptcy-related crimes are in place, the insurance company will be subject to ordinary bankruptcy procedures.

There is currently no restriction on foreign investments in insurance companies in Brazil.

Brazilian legislation establishes that insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under the rules of the regulatory body (CNSP and SUSEP), and reinsurance contracts may be entered into through a direct negotiation between the insurance and reinsurance companies or through a reinsurance broker authorized to operate in Brazil.

Insurance companies, when transferring their risks in reinsurance, must transfer 40.0% of each reinsurance cession to local reinsurers (companies domiciled in Brazil). In addition, risk assignment between insurers and reinsurers belonging to the same economic group is currently limited to 20.0% of the premiums pertaining to a given insurance coverage.

The main insurance companies of our group are the following: Itaú Seguros S.A. (life and non-life insurance), Itaú Vida e Previdência S.A. (life insurance and benefits and annuities for open private pension funds), Cia. Itaú de Capitalização (capitalization products) and Itauseg Saúde S.A. (health insurance).

Anti-Money Laundering Regulation

The Brazilian anti-money laundering law establishes the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment for up to ten years in addition to monetary fines.

The Brazilian anti-money laundering law also created the Financial Activities Control Council, or COAF, which is the Brazilian financial intelligence unit that operates under the jurisdiction of the Ministry of Finance. COAF performs a key role in the Brazilian anti-money laundering and counter-terrorism financing system, and its legal responsibility is to coordinate the mechanisms for international cooperation and information exchange.

In compliance with the Brazilian anti-money laundering law and related regulations enacted by the Central Bank, including the rules applicable to procedures that must be adopted by financial institutions to prevent and combat money laundering and terrorism financing, as well as in response to the recommendation of the Financial Action Task Force - FATF, financial institutions in Brazil must establish internal control and procedures aiming at:

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•	Identifying and knowing their clients, which includes determining if they are politically exposed persons (PEPs), and also identifying the ultimate beneficial owners (UBO) of the transactions, if any. These records should be kept up-to-date;

•	Checking the compatibility between the movement of funds of a client and such client's economic and financial capacity;

•	Checking the origin of funds;

•	Carrying out a prior analysis of new products and services, under the perspective of money laundering prevention;

•	Keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client;

•	Reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$100,000, without informing the involved person or any third party;

•	Paying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indicators of fraud in the identification of the client or transaction; (iv) client and transactions for which the UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the Financial Action Task Force (FATF); and (vi) situations in which it is not possible to keep the clients’ identification records duly updated;

•	Determining criteria for hiring personnel and offering anti-money laundering training for employees;

•	Establishing procedures to be complied with by all branches and subsidiaries of a Brazilian financial institutions located abroad with respect to anti-money laundering;

•	Establishing that, any institutions authorized to operate in the Brazilian foreign exchange market with financial institutions located abroad must verify whether the foreign financial institution is physically located in the jurisdiction where it was organized and licensed, and that it is subject to effective supervision

•	Monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes;

•	Reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report).

•	Requiring clients to inform the financial institution, at least one business day in advance, of their intention to withdraw amounts equal to or exceeding R$100,000, and

•	Ensuring that policies, procedures and internal controls are commensurate with the size and volume of transactions.

Non-compliance with any of the obligations above subjects the financial institution and its officers to penalties ranging from: (i) formal notice, (ii) fines (from 1.0% to 200.0% of the amount of the transaction, 200.0% of the profit generated thereby, or a fine of up to R$20,000,000), (iii) rendering executive officers ineligible for holding any management position in financial institutions, to (iv) the cancellation of the financial institution’s license to operate.

In August 2013, the Brazilian Association of Banks – Febraban enacted an anti-money laundering and terrorism financing self- regulation. The purpose of the document is to improve the contribution of the Brazilian financial system to the prevention of money laundering and make consistent the practices adopted by all banks, encouraging them to reinforce their preventive procedures.

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Politically Exposed Persons (PEPs)

Politically Exposed Persons, or PEPs, are public agents who hold or have held a relevant public position, as well as their representatives, family members or other close associates, over the past five years, in Brazil or other countries, territories and foreign jurisdictions. It also includes their legal entities. Financial institutions must develop and implement internal procedures to identify PEPs and obtain special approval from a more senior staff member, such as an officer, than otherwise would be required to approve relationships prior to establishing any relationship with those individuals. They should also adopt reinforced and continuous surveillance actions regarding transactions with PEPs and report all suspicious transactions to COAF.

Portability of Credit Transactions

On December 20, 2013, the CMN enacted a new resolution, which will become effective on May 5, 2014, providing for the portability of credit transactions, defined as the transfer of a credit transaction from the original creditor to another institution, at the request of the debtor, maintaining the same outstanding balance and payment conditions. The new rule establishes standard procedures and deadlines for the exchange of information and the mandatory use of an electronic system authorized by the Central Bank for the transfer of funds between financial institutions, prohibiting the use of any alternative procedure to produce the same effects of the portability.

Rules Governing the Charge of Banking Fees and Credit Card Operations

Banking fees and credit card operations are extensively regulated by the CMN and the Central Bank. According to Brazilian legislation, we must classify the services we provide to individuals under pre-determined categories and are subject to limitations on the collection of fees for such services.

Brazilian financial institutions are generally not authorized to charge fees from individuals for providing services classified as “essential” with respect to checking and saving accounts, such as supplying debit cards, check books, withdrawals, statements and transfers, among others.

Brazilian legislation also authorizes financial institutions to charge fees related to “priority services”, a standard set of services defined by Central Bank regulation. Financial institutions must offer to their individual clients a “standard package” of priority services. Clients may also choose between this or other packages offered by the financial institution, or to use and pay for services individually instead of selecting a package.

Current rules also authorize financial institutions to charge fees for specific services called “additional services” (serviços diferenciados), provided that the account holder or user is informed of the use and payment conditions relating to such services, or that fees and collection methods are defined in the contract.

The CMN also establishes rules applicable to credit cards, determining the events that allow for the collection of fees by financial institutions, as well as the information that must be disclosed in credit card statements and in the credit card agreement, and the creation of two types of credit cards: (i) basic credit cards, with simpler services, which are classified as “priority services”; and (ii) “special credit cards”, with benefit and reward programs and additional services for the consumer, which are classified as “additional services”. A minimum of 15% of the total outstanding credit card balance must be paid monthly by credit card holders.

A minimum 30-day prior notice to the public must precede the creation or increase of a fee, whereas fees related to priority services and the “standard package” may only be increased 180 days after the date of a previous increase (while the reduction of a fee can take place at any time). With respect to credit cards, a 45-day prior notice to the public is required for any increase or creation of fees, and such fees may only be increased 365 days after a previous increase. The period of 365 days is also subject to changes in the rules applicable to benefit or reward programs.

Leasing Regulation

Although leasing transactions are not classified as credit transactions under Brazilian legislation, the Central Bank regulates and oversees leasing transactions. The parties involved in a leasing transaction are the “lessor” (the bank) and “lessee” (our client). The leased asset, owned by the lessor, is delivered to be used by the lessee until the end of the contract, when the lessee may opt to either acquire or return it to the lessor or renew the contract for a new period.

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Brazilian legislation establishes a specific methodology to account for the profits or losses in leasing transactions and all information that should be included in a lease agreement. The guaranteed residual amount paid by a lessee should correspond to a minimum return required for the transaction to be viable for the lessor, whether the purchase option is exercised or not. The laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, assets composition limits and allowance for losses, are also generally applicable to leasing companies.

Correspondent agents

We may engage other entities to provide certain services to our clients, including customer service. These entities are generally called correspondents, and our relationship with correspondents is regulated by the Central Bank. Among other requirements, the Central Bank establishes that by February 24, 2014, employees of all correspondent agents must have applied for the process to hold a technical certification authorizing them to serve customers involved in credit and leasing operations, which must be completed until March 02, 2015.

Banking Secrecy

Brazilian financial institutions must maintain the secrecy of banking transactions and services provided to their clients. The only circumstances in which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following:

•	The disclosure of information with the express consent of the interested parties;

•	The exchange of information between financial institutions for record purposes;

•	The disclosure of information to credit reference agencies based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors;

•	The disclosure of information to the competent authorities relating to the actual or suspected occurrence of criminal acts or administrative wrongdoings, including the disclosure of information on transactions involving funds related to any unlawful activities;

•	The disclosure of information in compliance with a judicial order.

Except as permitted under the Brazilian legislation or by judicial order, a breach of bank secrecy is a criminal offense.

Regulation of the Brazilian Securities Market

The Brazilian securities market is regulated by:

•	The Brazilian Securities and Exchange Commission, CVM, which is responsible for issuing specific rules for the securities market (which in Brazil includes derivatives) and overseeing exchange and organized over-the-counter markets;

•	The CMN, which is responsible for the general guidelines to be followed in the organization and operation of the securities market and the regulation of foreign investments in Brazil; and

•	The Central Bank, which is responsible for authorizing brokerage houses.

According to the Brazilian Corporate Law, a company is considered publicly or closely-held depending on whether the securities issued by it are accepted for trading in the securities market or not. All publicly-held companies, such as ourselves, are registered with the CVM and are subject to information disclosure and reporting requirements.

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Disclosure Requirements

Under CVM rules, publicly traded companies are subject to disclosure requirements and rules governing the use of material information. Any decision that may reasonably influence the price of the securities issued by a publicly-held company or the decision of investors to buy, sell, or hold these securities, is considered material.

In 2009, CVM changed its disclosure requirements and improved the quality of the information that must be presented in periodic filings by securities issuers by requiring such issuers to file a “Reference Form” with the CVM. This form was modeled after International Organization of Securities Commission (“IOSCO”)’s shelf registration system in gathering all of the issuer’s information in a single document.

Asset Management Regulation

The Brazilian asset management regulation requires asset managers to obtain previous registration with the CVM to perform the services of portfolio management and fund administration.

The Itaú Unibanco Group provides several services in the capital markets and, in particular, performs activities related to fund registration and portfolio management under CVM registration, according to CVM regulation.

By providing these services, our entities engaged in the asset management business can be held civil and administratively liable for losses arising from either intentional acts or negligence in conducting our activities.

The CVM has regulatory powers to oversee these activities, including to impose fines and other sanctions on registered asset managers.

Internet and E-Commerce Regulation

Although Brazil does not have specific legislation or regulation for Internet transactions, certain aspects of electronic commerce are regulated, including the validity of electronic documents in Brazil and electronic commerce transactions from the consumer protection standpoint. Current regulation on electronic commerce is intended to: (i) clearly identify the supplier and the product sold on the Internet; (ii) provide an electronic service channel to clients; and (iii) guarantee cancellation and return of Internet orders. With respect to financial products, existing regulation only addresses the product supplier’s obligation to report to the financial institution or credit card administrator that a transaction should not be charged to the consumer or that a charge should be reversed. In addition, computer hacking offenses were criminalized in Brazil in 2012.

In light of the increased use of electronic channels in the Brazilian banking industry, the CMN has enacted a number of resolutions over the past few years in order to provide or establish:

•	That Brazilian residents may open deposit bank accounts by electronic means, which includes the Internet, ATMs, telephone and other communication channels, provided that transfers of amounts from such accounts are allowed only between accounts of the same account holder or in the event of liquidation of investment products and funds of an account, of the same account holders who own the investment products or funds;
•	The requirements related to the verification of a client’s identity;
•	That all financial institutions that offer products and services through electronic means must guarantee the security, secrecy and reliability of all electronic transactions and disclose, in clear and precise terms, the risks and responsibilities involving the product or service acquired through these channels;
•	The opening of deposit bank and savings accounts that can be used exclusively through electronic means.

Finally, the Brazilian Congress is currently analyzing proposed bills regulating Internet usage and e-commerce.

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Regulation on Payment Agents and Payment Arrangements

A new Brazilian law enacted in October 2013 established the legal framework for “payment arrangements” (i.e. the set of rules governing a payment scheme, such as a credit or debit card transaction), and “payment agents” (i.e., any agent that issues a payment instrument or acquirers a merchant for payment acceptance), which became part of the Brazilian Payments System and subject to oversight by the Central Bank. Payment agents, in spite of being regulated by the Central Bank, are not deemed to be financial institutions and are prohibited from engaging in activities that are exclusive of financial institutions.

On November 6, 2013, the CMN and the Central Bank published a set of rules referring to payment arrangements and payment agents, which became effective on May 5, 2014. This regulation establishes: (i) consumer protection and anti-money laundering compliance and loss prevention rules that should be followed by all entities supervised by the Central Bank when acting in service payment; (ii) the procedures for the incorporation, organization, authorization and operation of payment agents, as well for the transfer of control, subject to the Central Bank’s prior approval; (iii) procedures for authorization of payment arrangements; (iv) capital requirements; (v) definition of payment arrangements excluded from the Brazilian Payments System; (vi) payment accounts, which are divided into prepaid and post-paid accounts; and (vii) a liquidity requirement for issuer payment institutions of electronic money (pre-paid account managers) which requires that a percentage of the balance of prepaid accounts (20% in 2014, 40% in 2016, 60% in 2017, 80% in 2018 and 100% in 2019) is allocated to a specific account in the Central Bank or invested in government bonds, among other matters.

Credit Performance Information

Brazilian law establishes rules for the organization and consultation of databases compiling positive credit history information of individuals and legal entities. On December 20, 2012, the Central Bank published Resolution No. 4.172, which regulates the provision of positive credit history information by financial institutions to such databases and the sharing of such information, such provision and sharing being subject to the express request or authorization of the client.

Consumer Protection Code

The Brazilian Consumer Protection Code, or CDC, sets forth consumer defense and protection rules applicable to clients’ relationships with suppliers of products or services. Brazilian higher courts understand that the CDC is also applicable to financial institutions.

The basic consumer rights dealing with financial institutions are as follows:

•	Reverse burden of proof in court;

•	Financial institutions must ensure that proper and clear information is provided with respect to the different products and services offered, with accurate specifications for quantity, characteristics, composition, quality, and price, as well as on any risks such products pose;

•	Financial institutions are prohibited from releasing misleading or abusive publicity or information about their contracts or services, as well as promoting overbearing or disloyal commercial practices;

•	Financial institutions are liable for any damages caused to their clients by misrepresentations in their publicity or information provided;

•	Interest charged in connection with personal credit and consumer directed credit transactions must be proportionally reduced in case of early payment of debts;

•	Collection of credits cannot expose the client to embarrassment or be performed in a threatening manner; and

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•	Amounts charged improperly may in limited circumstances have to be returned in an amount equal to twice what was paid in excess of due amounts. Such rule does not apply to cases of justifiable mistake, such as systemic failure or operational error.

Regulation of Independent Auditors

In accordance with CMN regulation establishing the rules that govern external audit services provided to financial institutions, the financial statements and financial information of financial institutions must be audited by independent auditors who are (i) duly registered with the CVM; (ii) certified as bank analysis experts by the Federal Accounting Council (“CFC”) and the Institute of Independent Auditors of Brazil (“IBRACON”); and (iii) meet the requirements that ensure auditor independence.

At least once every five consecutive fiscal years, the responsible audit partner and the audit team members with management duties must rotate. Such former auditors may only be re-engaged after three fiscal years have passed since their prior engagement.

CMN regulation also prohibits the engagement and maintenance of independent auditors by financial institutions in the event that: (i) any of the circumstances of impediment or incompatibility for the provision of audit services provided for in the rules and regulations of the CVM, CFC or IBRACON arise; (ii) any ownership shares of capital or any financial operation, asset or liability in the audited financial institution held by the audit firm or members of the audit team involved in the audit work of the financial institution exists; and (iii) the payment of fees represents at least 25% or more of the total annual fees of the independent auditor. Additionally, the audited financial institution is prohibited from hiring partners and members of the audit team in management positions who were involved in the audit work at the financial institution for the past 12 months.

In addition to the audit report, the independent auditor must prepare the following reports:

- An assessment of the internal controls and risk management procedures of the financial institution, including its electronic data processing system; and

- A description of any non-compliance with legal and regulatory provisions that have, or may have, a significant impact on the audited financial statements or operations of the audited financial institution.

These reports, as well as working papers, mail, service agreements and other documents related to the audit work must be made available to the Central Bank for at least five years.

Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil. We also prepare the financial statements in accordance with the International Financial Reporting Standards (IFRS). Please refer to Context, item Context of this Report, About our financial information for further details. Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by the independent auditors of the financial institutions. CVM rules require publicly-held companies, including financial institutions, to disclose information related to any services provided by independent auditors other than the audit of the financial statements that represent more than 5% of the fees paid to the independent audit firm. Such information should include the type of service, the amount paid and the percentage that it represents of the fees paid for the audit of financial statements. Please refer to Performance, item Financial Performance, Fees and Services of the Main Auditors.

Taxation

We summarize below the main taxes levied on the transactions entered into by entities in the Itaú Unibanco Group. This description does not represent a comprehensive analysis of all tax considerations applicable to the Itaú Unibanco Group. For a more in-depth analysis, we recommend that potential investors consult their own tax advisors.

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The main taxes we are subject to, with respective rates, are as follows:

Tax	Rate	Tax calculation basis

IRPJ (Corporate Income Tax)	15.0% plus a 10.0% surtax	Net income with adjustments (exclusions, additions, and deductions)

CSLL (Social Contribution on Net Income)	15.0% (financial institutions, insurance companies and capitalization entities) or 9.0% (other Itaú Unibanco Group companies)	Net income with adjustments (exclusions, additions, and deductions)

COFINS (Social Security Financing Contribution)	4.0% (financial institutions, insurance companies and capitalization entities) or 7.6% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions

PIS (Contribution on Social Integration Program)	0.65% (financial institutions, insurance companies and capitalization entities) or 1.65% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions

ISS (Service Tax)	2.0% to 5.0%	Price of service rendered

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Tax	Rate	Tax calculation basis

IOF (Tax on Financial Transactions)	Depends on the type of the transaction, as described below:

IOF/Credit	0.0041% per day, up to 1.5% annual limit, plus 0.38%

(maximum rate: 1.5% per day plus 0.38%)

Transaction nominal value

zero to 6.38%

IOF/Exchange	(maximum rate: 25%)

zero to 1.5%

IOF/Securities	(maximum rate: 1.5% per day)

zero to 7.38%

IOF/Insurance	(maximum rate: 25%)

Corporate Income Tax and Social Contribution on Net Income

In accordance with applicable legislation, corporate income tax (Imposto de Renda da Pessoa Jurídica, or “IRPJ”) and social contribution on profits (Contribuição Social Sobre o Lucro Líquido, or “CSLL”) are determined by the taxable income regime. Under this regime, our taxable income, on which IRPJ and CSLL will be levied, must be adjusted by additions, deductions, and exclusions, such as nondeductible expenses, operating costs and equity accounting, respectively.

The IRPJ is levied at a basic 15.0% rate, and a 10.0% surtax is applicable when the total amount of profit for the fiscal period exceeds R$20,000 per month or R$240,000 per year. . In other words, if our income exceeding that limit will be taxed at an effective rate of 25.0%.

CSLL is levied on our taxable income at a 15.0% rate, which is specific for financial institutions, insurance and similar companies. Some Brazilian financial institutions, including us, are disputing the constitutionality of this higher CSLL tax rate, since the standard rate is 9.0%. The amounts in dispute are accounted for as a tax liability provision in our balance sheet.

As other Brazilian legal entities, our companies may offset the historical nominal amount of tax losses determined in prior years against results of subsequent years at any time (i.e., with no limitations with respect to time periods), provided that such offsetting does not exceed 30.0% of the annual taxable income of such future year. For purposes of IRPJ and CSLL taxation, companies should consider their income abroad as well rather than income solely from Brazilian operations. Therefore, profits, capital gains and other income earned abroad by Itaú Unibanco Group entities in Brazil, their branches, representations, affiliates or subsidiaries, will also be computed for determination of the entities net income. However, Brazilian legislation provides for our deducting the amounts paid as corporate income tax abroad against the IRPJ due in Brazil and CSLL, provided certain limits are observed.

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Contribution on Social Integration Program and Social Security Financing Contribution

In addition to IRPJ and CSLL, Brazilian legal entities are subject to the following taxes on revenue: contribution on social integration program (Contribuição Para o Programa da Integração Social or “PIS”) and social security financing contribution (Contribuição Social Para o Financiamento da Seguridade Social or “COFINS”).

In accordance with applicable legislation, financial institutions are subject to the cumulative regime for calculation of these taxes. Under the cumulative regime, financial institutions are required to pay PIS at a 0.65% rate and COFINS at a 4.0% rate. The cumulative regime provides for rates lower than those levied under the non-cumulative regime, which is explained below, but it prevents the use of tax credits.

Some additional deductions are legally permitted to financial institutions, and therefore the calculation basis is similar to the profit margin. Some of our subsidiaries claim that the PIS and COFINS should be levied only on their revenue from the sale of products and services, rather than on the revenues from financial and other activities. The amounts in dispute are accounted for as tax contingencies in the balance sheets of these companies.Most non-financial companies, on the other hand, are authorized to pay PIS and COFINS contributions according to the non-cumulative regime. Under the non-cumulative regime, PIS is levied at a 1.65% rate and COFINS is levied at a 7.6% rate. The calculation basis is the gross revenue earned by the entity; however, the taxpayer may offset credits calculated through the application of the same rates on the value paid on the purchase of certain inputs used in the entity’s production process. Currently, under such non-cumulative regime, the financial income (except for income from interest on capital) of non-financial companies is not subject to PIS and COFINS.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 37 – Supplementary Information and Note 32 - Provisions, contingencies and other commitments, IV - Program for Cash or Installment Payment of Federal Taxes, for information about Provisional Measure nº 627/13.

Service Tax

The tax on services (Imposto Sobre Serviços de Qualquer Natureza or “ISS”) is generally levied on the price of services rendered (e.g., banking services) and is charged by the municipality where our branch or office rendering the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality in which the service is provided and its respective nature.

Tax on Financial Transactions

The tax on financial transactions (Imposto Sobre Operações de Crédito, Câmbio e Seguro, e Sobre Operações Relativas a Títulos e Valores Mobiliários or “IOF”) is levied at specific rates according to the transaction in question, and may be changed by a decree from the Executive Branch (which may become effective as of its publication date), rather than by a law enacted by the Brazilian Congress.

The table below summarizes the main IOF rates levied on our transactions. Notwithstanding, we note that IOF is a very comprehensive tax. Therefore, for a more in-depth analysis, we recommend that tax advisors be consulted accordingly.

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Type of transaction	Applicable Rates (Rates may be changed by a decree enacted by the Brazilian government up to a maximum rate, as described below, which may become effective as of its publication date)

Foreign exchange transactions	IOF/FX: zero to 6.38% (depending on the transaction) Maximum rate: 25%

Insurance transactions	IOF/Insurance: zero to 7.38% Maximum rate: 25%

Loans and credit transactions	IOF/Credit: 0.0041% (individuals and legal entities) per day, until it reaches the 1.5% limit, in 365 days, plus 0.38%

Securities	IOF/Securities: zero to 1.5% as a general rule (possible to be higher) Maximum rate: 1.5% per day

Securities – Derivatives	IOF/Securities - Derivatives: zero to 1.0%

Presumed Credits Ascertained by Financial Institutions

As discussed in item Regulatory Environment, Regulation of Basel III, Benefits From Presumed Credits by Financial Institutions financial institutions may benefit from presumed credits, calculated based on expenses with allowance for loan and lease losses.

b) The issuer’s environmental policy and costs incurred in complying with environmental regulations and, if applicable, with other environmental practices, including adherence to international environmental protection standards

As regards operations (corporate buildings and branch network management), the bank follows the State and Federal regulations on environmental issues. Itaú Unibanco operates according to its Sustainability Policy, which contains provisions designed for the following purposes:

•	Support market mechanisms and internal policies aimed at promoting respect for the environment, the quality of life and the maintenance of biodiversity

•	Develop and improve mechanisms and internal policies aimed at managing the indirect impact of financial operations

•	Mitigate the direct environmental impact of its operations.

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Green IT

Established in 2008, the purpose of our Green IT Committee is the identification, mapping, and measuring of opportunities with economic, social, and environmental considerations in the IT area. With the acquisition of more efficient equipment, proper and sustainable disposal of electronic waste and increased use of teleconference and videoconference rooms, we managed to systematically reduce power consumption and greenhouse gas emissions. Of great concern is the proper disposal of our electronic waste, avoiding the contamination of soil and allowing the recycling of materials. In 2013 alone, 6,700 metric tons of electronic waste (computers, printers, monitors, and other equipment) from the central administration, data centers, branches, and supplies rooms were collected and properly disposed of.

Eco Efficiency

Management and reasonable use of natural resources is one of our constant concerns, to the extent that they allow us to reduce the environmental impact and increase the efficiency of our operations, resulting in economic benefits. Due to the intensive use of technological equipment in our network of branches and corporate buildings, we have high levels of water and power consumption. Therefore, reducing and optimizing this consumption has been a key goal for us. Each initiative to improve our consumption levels is based on four pillars: (i) implementation costs, (ii) market availability, (iii) technical performance of systems, and (iv) eco-efficiency gains.

Water

Except for the consumption of water from the artesian wells of our data centers, we had a significant drop in the volume of water used in our operations. Total consumption continued to show a trend for reduction, dropping 11.68% in relation to the previous year. Even with the inclusion of the consumption of Rede in 2013, the volume of water was lower than in 2012.

Power

Itaú Unibanco’s power consumption has slightly increased in 2013 (1.35%), mainly due to the rising demand of our data centers in our Latin America units. On the other hand, our administrative buildings, agencies, and IBBA’s operations have slowed down power consumption. We highlight that, in 2013, the network consumption was taken into consideration; however, even with this inclusion, the electric power consumption in our administrative buildings was 6% lower than in the previous year. Regarding particularly IBBA, we have improved information control, which will allow us to have increasingly reliable data on that operation.

In 2013, we made progress in the preparation of the Greenhouse Gas (“GHG”) Inventory, which follows the GHG protocol used worldwide by several corporations to determine the amount of carbon generated. We have implemented measures to reduce, either directly or indirectly, the GHG emissions associated with our operations.

Generation of waste and effluents

Our concern with eco efficiency has yielded faster results at our new installations, such as the Tatuapé Technological Center (CAT 2) and the new data center in Mogi Mirim. Both buildings will have the LEED certification, which is granted to buildings that follow the good practices of construction and have good environmental and power performance. At the older installations, not built using the currently available techniques, upgrades to achieve eco-efficiency may require further planning, and an assessment of risks for the operation of areas and impact of costs required.

In the last years, the main corporate buildings underwent remodeling to reduce their consumption of resources and reduce the environmental impact of our operations. When building new buildings or remodeling old ones, we monitor the generation and proper disposal of waste.

The building where our Tatuapé Technological Center (“CAT”) is located, we maintained the ISO 14001 certification, rule designed with a view to creating financial balance and reducing environmental impact through an Environmental Management System.

This year, the Central Administration focused on improving the data capture process, expanding the control over the waste produced by the administrative buildings. When comparing to 2012, we have reduced in near 9% the production of the waste sent to sanitary landfills. The data from the Central Administration buildings comprehends near 89% of the population. The most representative buildings offer a selective waste collection system. The generation of another 11% was estimated based on the number of people and each building’s vocation (back office, call center, business, private, and systems). In 2013, Itaú Unibanco maintained the electronic waste management for the whole Central Administration, Agencies’ Network, and Inventory.

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In the same year, as the Principles for Sustainability in Insurance (PSI) became effective, Garantec tried to adhere to those principles, mainly regarding waste produced by equipment or spare parts. New logistics providers also started to collect an increased amount of loss recovery, after indemnity for total loss, avoiding incorrect disposal of waste

Mitigation of the environmental impact

Below are the initiatives launched by Itaú Unibanco focusing on mitigating its social and environmental impact:

•	Business segment: Sustainability Meter – for each exchange contract digitally signed in Itaú 30 Horas, we record the number of paper sheets saved and greenhouse gas emissions not emitted by the production of these sheets. The meter shows the client the total of unused paper sheets and the CO2 equivalent. From May 2005 to November 2013, approximately 11.7 million of sheets of paper were saved, which avoided the emission of over 46.6 metric tons of CO2 in to the atmosphere.
•	In accordance with Itaú Unibanco’s own social and environmental risk analysis, based on the Sector’s Policy on Social and Environmental Risk, we devised mechanisms and tools to assess the social and environmental risks associated with small and medium companies. The sector categorization is accomplished by analyzing the social and environmental risks associated with their economic industry. The sustainability criteria analyzed include: use of power, use of water, discharge of liquid effluents and disposal of solid residue, atmospheric emissions and occupational hazards and safety.
•	As a bank registered with the BNDES, we also offer onward lending within the scope of the ABC Program (Agricultural Line of the National Bank for Economic and Social Development - BNDES) to fund projects that reduce greenhouse gas emissions from arable and animal farming and deforestation, through expansion of arable forests and restoration of degraded areas. As of December 2013, 143 loans were granted under this Program.
•	Proposal to Open an Account: New PAC (proposal to open an account): the new form reduced by over 70% the number of printed sheets per new account.
•	Itaú Microcredit: the department doesn’t print the credit evaluation forms, during credit visits, they are all electronic files. In 2013, digitalization of documents has allowed saving approximately 170,000 sheets of paper. In 2013, our credit agents used tablets to collect data on our clients, engaging them with interactive material substituting for traditional marketing methods.
•	Itaú BBA: Bridge loans, guarantees and long-term financing are granted solely to projects that establish consistent criteria to ensure compliance with the Brazilian laws and regulations in terms of occupational health and safety and social and environmental safety – such as management of effluents, waste and emissions, conservation of archeological heritage, compliance with regulatory rules issued by the Ministry of Labor, and surveys of the affected populations. These criteria are followed up throughout the agreement term in the event of long term financing.
•	In the case of the financing of long term projects under the Project Finance modality – of amounts equal to or higher than US$10 million – compliance with the Equator Principles are also taken into account.
•	Itaú Asset Management: we count on our own methodology to identify environmental, social and corporate governance risks and opportunities and to define the market value of investees. Variable income active management funds build this methodology into their investment assessment process. An unfavorable result does not necessarily imply the exclusion of sectors or companies, but allows us to identify gaps that are forwarded for measures as provided in sustainability governance.
•	Itaú Ecomudança Fund: (DI or fixed income) funds within the Ecomudança umbrella that invests 30% of its management fees in projects of Non-Governmental Organizations (“NGOs”), whose purpose is to reduce the GHG emissions. From 2009 to 2013, near R$3 million was invested benefiting 18 entities in 13 Brazilian states involved in energy efficiency, renewable energy, residue management, recovery of indigenous forests or mitigation of deforestation.
•	Mortgage financing: we propose the use of three questionnaires that deal with the social and environmental aspects of a company, project or land. Information is requested, such as the history of the land and its surroundings (if any plant, gas station, dump or scrap shop was located, or liquid effluents were discarded) and whether there are any bodies of water or vegetation. The results are measured and, if any financial, environmental risk or potential tarnishing of the bank’s image is identified, the transaction is submitted to the areas in charge for analysis.
•	Insurance: In order to implement the PSI criteria, we will identify and apply the ASG criteria in our product portfolio – Commercial Peril, Multiple Peril, Engineering Risks Insurance, Group Life and Accident Insurance – Group – considering, at all times, the specificities of each modality.

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•	Consumer credit: We have the Itaucard Ipiranga Carbono Zero (zero carbon credit card), part of which is billed on fuel purchased at Ipiranga gas stations is reinvested in reforestation efforts – neutralizing double the emissions of carbon monoxide that would be emitted by that fuel.
•	Purchases: In our relationships with suppliers, we seek to engage suppliers aligned with the generation of value to the bank and community, and ensure use of the best social and environmental practices throughout the production chain. Through an integrated structure for selecting suppliers, we select those which are focused on the mitigation of their social and environmental impact, which comply with current laws and regulations governing labor and environmental issues, and that uphold human rights.
•	Electronic Statement Request: In 2013, near 54% of our clients’ account statement requests were made by electronic means, a 6% increase, when comparing to the previous year.
•	Project for Paper Consumption Reduction: We set up projects to reduce paper use in many internal procedures. The target of this initiative is to improve operational procedures and a more effective use of paper, the result was over 1.8 million sheets of paper saved, in 2013.

Environmental investments

In 2013, we have invested R$82,897,679.2 in environmental protection, out of which R$30,011,023.86 was allocated for disposal of waste and mitigations of emissions and R$52,886,655.36 for environmental management and prevention. In the same year, we entered into a Term of Conduct Adjustment with the Federal Public Prosecution Office, Fundação de Apoio à Universidade de São Paulo – Fusp (Foundation for the Support to the University of São Paulo), and Companhia Ambiental do Estado de São Paulo – Cetesb (Environmental Company of the State of São Paulo), aiming to establish environmental offset measures, manage contaminated area and rebuild the vegetation of a permanent conservation area (APP), related to the Raposo Administrative Center. We are committed to pay R$1 million to be used in Fusp’s environmental project. To manage the contaminated area and rebuild the vegetation, we have invested R$856,188.38 until now.

Investments in residue disposal, treatment of emissions, prevention and environmental management (in thousands of reais)	2011	2012	2013
Disposal of waste and treatment of emissions
Treatment and disposal of waste	344.30	1,555.94	1,639.86	[1]
Treatment of emissions	6,032.09	10,737.18	28,369.57
Expenses for the purchase and use of emissions certificates[2]	-	20.79	1.58	[3]
Subtotal	6,376.39	12,313.90	30,011.02
Prevention and environmental management
External environmental management services	208.60	-	16.91
External certification of management systems	25.15	7.26	8.50	[4]
Personnel for general and environmental management activities	20.00	20.00	20.00
Additional expenses to install cleaner technologies	756.75	286,338.67	52,608.88	[6]
Other environmental management costs	-	1,097.63	232.35	[7]
Subtotal	1,010.49	287,463.56	52,886.65
Total	7,386.89	299,777.46	82,897.67

1 The amount presented includes investments in residue management.

2 Expenses with purchase and use of emission certificates: they are reduced as the event Itaú Sustainable Finance Award in 2013 was not held.

3Total cost to receive the Carbon Free Seal, regarding the project Apimec Itaú Unibanco Cycle 2013 (São Paulo).

4 ISO 14001 re-certification of the Tatuapé Administrative Center (CAT).

5 Additional expenses with the implementation of cleaner technologies

6 Expenditures relate to LEED certification of the new buildings (data center and CAT 2 building) and power and water consumption efficiency project.

7Marketing campaigns relating to the ISO 14001 and operational reports regarding the certification.

c) Dependence on relevant patents, trademarks, licenses, concessions, franchises, and royalty contracts for developing activities

The most relevant brands of the Issuer or its subsidiaries and which are used in the performance of their activities are “ITAÚ”, “ITAÚ PERSONNALITÉ”, “UNICLASS”, “ITAÚ BBA”, “ITAUCARD”, “HIPERCARD”, “UNIBANCO”, “ITAÚ UNIBANCO” and “GARANTEC”. These brands are deposited or registered with the National Institute of Industrial Property (“INPI”), which is the body responsible for the registration of brands and patents in Brazil, in the fields of activity in which the Issuer and its subsidiaries operate, as indicated in Section 9.1 (b).

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On October 28, 2008, the INPI recognized the brand “ITAÚ” as having special status because it is well known by the general public, particularly because of its tradition, positive image, quality and the trust that the products and services that carry the brand receive from consumers. With this INPI decision, the “ITAÚ” brand started to receive special protection in all fields of activity.

We believe that the brands of the Issuer and its subsidiaries play an important role in the performance of our activities and we have implemented a policy for the protection of our brands which also involves the registration of new brands and the extension of the brands in effect. In addition to the relevant brands deposited and/or registered in Brazil and abroad, the details of which are listed in Item 9.1 (b), the Issuer and its subsidiaries are engaged in the application process for the registration of many other brands. We consider that the chance of loss of these brands is very remote.

7.6. With respect to the countries in which the issuer generates substantial revenue, please identify: a) Revenue arising from clients from the country where the issuer is headquartered and their share in the total net revenue, b) Revenue arising from clients from each foreign country and their share in the total net revenue, c) The total revenue arising from foreign countries and their share in the issuer’s total net revenue

There is no relevant revenue of the Issuer arising from countries other than Brazil.

7.7. With respect to the foreign countries disclosed in Item 7.6, please state the extent to which the issuer is subject to regulations in these countries and how these regulations affect the issuer’s business

There is no relevant revenue of the Issuer arising from countries other than Brazil.

7.8. Describe relevant long-term relationships of the issuer that are not mentioned anywhere else in this form

All the long-term relationships that have significantly affected operating performance were commented on in the other items of this form.

We launched the 2013 Annual Consolidated Report, a pioneering undertaking in Brazil. Aiming at providing even more transparency and expediting the accountability to different stockholders, this year Itaú Unibanco gathered together the Annual Report (including sustainability indexes by the Global Reporting Initiative standards), the 20-F Form and the Debt Report in one single document. For the third consecutive time, the report is made available by electronic means, hosted on an exclusive website for these contents. This report is aimed at increasingly improving the consistency, cohesion and standardization of the information disclosed in its Annual Consolidated Report, which is submitted for the SOX Certificate, thus ensuring reliable control and security mechanisms in its preparation. The website www.itau.com.br/annual-report specially designed to host this annual report, is a significant tool within this governance, since it provides for greater mobility and disclosure among our stakeholders.

The Integrated Report is a new communication approach connecting the organization’s most significant information, correlating the results, the operational activities, the business strategies and the different types of capital (human, financial, intellectual, manufacture, natural, and social and relationship). The purpose is to introduce information and strategies to our different stockholders in order to provide for a more accurate analysis in the short, medium and long terms. Additionally, the Integrated Report is and will be a tool to assess the organization’s capacity to generate value, identify the main strategy points and anticipate business risks and opportunities.

In Brazil, Itaú Unibanco takes part in the Brazilian Commission for the IIRC (International Integrated Reporting Council), which gathers together publicly-held companies from a number of sectors and counts on the cooperation of finance, investor relations, sustainability and communication related areas, in order to enable every sector to actively take part in the preparation of this document. The report is an integral part of the 2013 Annual Consolidated Report and is available on the website www.itau.com.br/annual-report.

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7.9. Supply any other information that the issuer may deem relevant

All information that has significantly affected the operating performance of the Issuer has been commented on in the other items of this form.

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ITEM 8 – ECONOMIC GROUP

8.1 – Describe the economic group in which the issuer is inserted, indicating:

a) direct and indirect controlling shareholders

Direct Controlling Shareholders
Itaúsa - Investimentos Itaú S.A.
IUPAR - Itaú Unibanco Participações S.A.
Indirect Controlling Shareholders
Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Nugent Setubal
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Beatriz de Mattos Setubal da Fonseca
Bruno Rizzo Setubal
Camila Setubal Lenz Cesar
Carolina Marinho Lutz Setubal
Cia. E. Jonhston de Participações
Companhia ESA
Fernando Roberto Moreira Salles
Fernando Setubal Souza e Silva
Gabriel de Mattos Setubal
Guilherme Setubal Souza e Silva
João Moreira Salles
José Luiz Egydio Setubal
Julia Guidon Setubal
Luiza Rizzo Setubal Kairalla Marcelo Ribeiro do Valle Setubal
Maria Alice Setubal
Maria de Lourdes Egydio Villela
Mariana Lucas Setubal
Marina Nugent Setubal
O.E. Setubal S.A.
Olavo Egydio Setubal Júnior Olavo Egydio Mutarelli Setubal
Patrícia Ribeiro do Valle Setubal
Paula Lucas Setubal
Paulo Egydio Setubal
Paulo Setubal Neto
Pedro Moreira Salles
Ricardo Egydio Setubal
Ricardo Villela Marino
Roberto Egydio Setubal
Rodolfo Villela Marino
Rudric ITH S.A.
Tide Setubal Souza e Silva Nogueira
Walther Moreira Salles Júnior

120

b) subsidiary and affiliated companies

c) issuer’s ownership interests in group companies

d) Group companies’ ownership interests in the issuer

e) companies under common control

The table below refers to sub-items “b” to “e” above:

Corporate name	Equity share in voting capital (%)	Equity share in capital (%)	Subsidiary or affiliated company

In Brazil			Subsidiary
Itaú Unibanco S.A.	100.00	100.00	Subsidiary
Banco Itaú BBA S.A.	99.99	99.99	Subsidiary
Banco Itaucard S.A.	1.51	2.04	Subsidiary
Itaú BBA Participações S.A.	100.00	100.00	Subsidiary
Itaú Corretora de Valores S.A.	-	1.94	Subsidiary
Itaú Seguros S.A.	-	0.00	Subsidiary
Itaú Soluções Previdenciárias Ltda.	0.00	0.00	Subsidiary
Itaubank Asset Management Ltda.	0.00	0.00	Subsidiary
ITB Holding Brasil Participações Ltda.	0.00	0.00	Subsidiary
Kinea Private Equity Investimentos S.A.	0.00	0.00	Subsidiary
Unibanco Negócios Imobiliarios Ltda.	0.00	0.00	Subsidiary
Abroad
Itaú Chile Holdings, Inc.	100.00	100.00	Subsidiary
Banco Itaú Uruguay S.A.	100.00	100.00	Subsidiary
Oca S.A.	100.00	100.00	Subsidiary
Oca Casa Financiera S.A.	100.00	100.00	Subsidiary
Aco Ltda.	99.24	99.24	Subsidiary
Topaz Holding Ltd.	0.00	0.00	Subsidiary

121

8.2 Should the issuer wish, please insert a flowchart of the economic group in which the issuer is included, provided that it is compatible with the information presented in item 8.1

8.3 Describe corporate restructuring transactions, such as takeovers, mergers, spin-offs, acquisitions of shares, disposals and acquisitions of shareholding control, and acquisitions and disposals of important assets that the group has carried out

Items 6.5 and 6.7 of this Reference Form contain the information related to the main corporate events.

8.4. Supply other information that the issuer may deem relevant

Not applicable.

122

ITEM 9 – RELEVANT ASSETS

9.1 Describe the non-current assets that are relevant for the development of the issuer’s activities, indicating in particular:

a) Property, plant and equipment, including those rented or leased, identifying their location

We own our principal executive offices located in São Paulo, Brazil, and a number of other administrative buildings. Our offices and the main activities conducted in each of them are:

•	Centro Empresarial Itaú Unibanco, located at Praça Alfredo Egydio de Souza Aranha, 100, São Paulo — head office, commercial department, back-offices and main administrative departments, total area 139,547 square meters;

•	Centro Administrativo Tatuapé, located at Rua Santa Virgínia/Rua Santa Catarina, 299, São Paulo — administrative center, total area 39,787 square meters;

•	Centro Tecnológico, located at Avenida do Estado, 5533, São Paulo — data processing center, total area 70,255 square meters;

•	Our leased office, located at Avenida Brigadeiro Faria Lima, 3400, 3rd through 12th floor, São Paulo, total area 15,301 square meters; at Avenida Nações Unidas, 7815, Tower I — 3rd through 13th floor, Tower II — 5th floor, São Paulo, total area 16,799 square meters; and at Avenida Brigadeiro Faria Lima, 3311, 1st through 3rd floor, 13th and 14th floors, total area 3,357 square meters — wholesale and investment bank activities;

•	Centro Administrativo Raposo, located at Rua João Moreira Sales, 130 — Jardim Monte Alegre — São Paulo – administrative center and data processing center, total area 34,436 square meters;

•	Centro Administrativo Pinheiros, located at Av. Eusébio Matoso, 891 — Pinheiros — São Paulo — administrative center, total area 21,163 square meters;

•	Centro Administrativo Patriarca, located at Praça do Patriarca, 30 / Rua Direita, 250 — São Paulo — administrative center, total area 14,698 square meters;

•	Centro Administrativo Brigadeiro, located at Av. Brigadeiro Luiz Antonio, 1807, 1813, 1827, 1853 — São Paulo administrative center, total area 21,350 square meters;

•	Centro Administrativo ITM, located at Av. Engenheiro Roberto Zuccollo, 555 — São Paulo – administrative center, total area 39,979 square meters;

We also lease a portion of our administrative offices and the majority of our branches at competitive market prices from third parties and under renewable leases with terms ending from the first half of 2013 (which are in the process of being renewed under similar terms) to the fourth quarter of 2032. As of December 31, 2013, we owned approximately 13% of our administrative offices and branches (including electronic service points, banking sites and parking lots) and leased approximately 87%.

In addition, on January 27, 2012, we announced the construction of a new technology center in the state of São Paulo.

9.1.a - Fixed assets

Description of fixed assets	Country of location	State of location	City of location	Type of property
Itaú Unibanco Centro Empresarial	Brazil	SP	São Paulo	Own
Centro Administrativo Tatuapé	Brazil	SP	São Paulo	Own
Centro Técnico Operacional	Brazil	SP	São Paulo	Own
Banco de atacado e investimento	Brazil	SP	São Paulo	Rented
Centro Administrativo Unibanco	Brazil	SP	São Paulo	Own
Edifício Unibanco	Brazil	SP	São Paulo	Own
Edifício Boa Vista	Brazil	SP	São Paulo	Own
Edifício Barão de Iguape	Brazil	SP	São Paulo	Own

123

9.1 b - Relevant non-current assets / 9.1.b - Patents, trademarks, licenses, concessions, franchises and technology transfer agreements

Type of asset	Description of the asset	Territory covered	Duration			Events that may cause the loss of the rights	Consequences of the loss of the rights

Trademark	ITAÚ	Brazil	10/05/2004	to	10/05/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Brazil	10/05/2004	to	10/05/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Brazil	03/11/2008	to	03/11/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Brazil	03/11/2008	to	03/11/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Brazil	07/03/2007	to	07/03/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Brazil	05/22/2007	to	05/22/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Brazil	02/10/2009	to	02/10/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Brazil	01/22/2008	to	01/22/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Brazil	05/18/2004	to	05/18/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Brazil	07/25/1975	to	07/25/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Brazil	09/21/1993	to	09/21/2013	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Brazil	02/10/2009	to	02/10/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Brazil	10/06/1987	to	10/06/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Brazil	04/24/1984	to	04/24/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Brazil	07/03/2007	to	07/03/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Brazil	07/03/2007	to	07/03/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Brazil	04/28/2009	to	04/28/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	PERSONNALITÉ	Brazil	09/21/1999	to	09/21/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	PERSONNALITÉ	Brazil	04/19/2005	to	04/19/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNICLASS	Brazil	05/10/1999	to	05/10/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNICLASS	Brazil	05/10/2011	to	05/10/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNICLASS	Brazil	05/10/2011	to	05/10/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Brazil	04/01/2008	to	04/01/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Brazil	07/31/2012	to	07/31/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Brazil	01/21/2011	to	01/25/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAUCARD	Brazil	08/07/2012	to	08/07/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAUCARD	Brazil	07/22/2008	to	07/22/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAUCARD	Brazil	10/24/1989	to	10/24/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	HIPERCARD	Brazil	09/01/1992	to	09/01/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

124

Trademark	HIPERCARD	Brazil	01/15/2013	to	01/15/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	HIPERCARD	Brazil	01/15/2013	to	01/15/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	HIPERCARD	Brazil	01/15/2013	to	01/15/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	06/29/1999	to	06/29/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	10/05/1999	to	10/05/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	01/25/1980	to	01/25/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	01/25/1980	to	01/25/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	10/13/1981	to	10/13/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	10/24/1995	to	10/24/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	02/13/2007	to	02/13/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	06/10/1980	to	06/10/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	06/10/1980	to	06/10/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	06/10/1980	to	06/10/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	06/10/1980	to	06/10/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	11/09/1993	to	11/09/2013	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	11/09/1993	to	11/09/2013	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	10/10/1977	to	10/10/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	01/25/1980	to	01/25/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	01/25/1980	to	01/25/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	GARANTEC	Brazil	03/11/2014	to	03/11/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	GARANTEC	Brazil	03/11/2014	to	03/11/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	GARANTEC	Brazil	03/11/2014	to	03/11/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	GARANTEC	Brazil	03/11/2014	to	03/11/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Germany	05/26/1982	to	11/30/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Germany	04/23/2007	to	03/07/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Germany	04/23/2007	to	03/07/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Germany	11/15/2004	to	10/04/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Germany	01/09/2008	to	08/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Germany	01/09/2008	to	08/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Saudi Arabia	05/09/2012	to	10/20/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Saudi Arabia	01/07/2013	to	10/20/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Saudi Arabia	08/11/2012	to	10/20/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

125

Trademark	ITAU BBA	Saudi Arabia	04/03/2013	to	10/20/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAU BBA	Saudi Arabia	04/03/2013	to	10/20/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAU BBA	Saudi Arabia	05/09/2012	to	10/20/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Argentina	03/29/2007	to	03/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Argentina	03/29/2007	to	03/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Argentina	03/29/2007	to	03/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Argentina	03/29/2007	to	03/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Argentina	04/07/2009	to	04/07/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Argentina	03/16/2007	to	03/16/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Argentina	03/16/2007	to	03/16/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Argentina	06/12/2007	to	06/12/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Argentina	11/30/2007	to	11/30/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Argentina	11/30/2007	to	11/30/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Argentina	10/22/2008	to	10/22/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Aruba	02/13/2007	to	01/11/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Aruba	02/13/2007	to	01/11/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Aruba	02/13/2007	to	01/11/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Aruba	01/20/2005	to	08/09/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Aruba	11/19/2007	to	09/24/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Aruba	11/19/2007	to	09/24/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Australia	08/15/2011	to	08/15/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Australia	08/15/2011	to	08/15/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Australia	08/15/2011	to	08/15/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Australia	08/15/2011	to	08/15/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Austria	06/13/2013	to	06/13/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Austria	06/13/2013	to	06/13/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Austria	06/13/2013	to	06/13/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Austria	06/13/2013	to	06/13/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Austria	06/13/2013	to	06/13/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Austria	06/13/2013	to	06/13/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Barbados	12/22/1999	to	12/22/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

126

Trademark	ITAÚ	Barbados	04/27/2011	to	04/27/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Barbados	04/27/2011	to	04/27/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Barbados	02/21/2006	to	02/21/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Barbados	07/27/2012	to	07/27/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Barbados	07/27/2012	to	07/27/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Bahrain	12/12/2002	to	12/12/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Bahrain	07/05/2007	to	07/05/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Bahrain	07/05/2007	to	07/05/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Bahrain	06/04/2005	to	06/04/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Bahrain	08/28/2007	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Benelux (Belgium, Netherlands, Luxembourg)	04/01/2005	to	10/01/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Benelux (Belgium, Netherlands, Luxembourg)	11/08/2007	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Benelux (Belgium, Netherlands, Luxembourg)	11/08/2007	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Benelux (Belgium, Netherlands, Luxembourg)	10/08/2001	to	10/08/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Benelux (Belgium, Netherlands, Luxembourg)	02/07/2007	to	11/03/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Benelux (Belgium, Netherlands, Luxembourg)	07/02/2007	to	11/03/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Benelux (Belgium, Netherlands, Luxembourg)	07/02/2007	to	11/03/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Bolivia	10/24/1986	to	10/24/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Bolivia	11/19/2007	to	11/19/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Bolivia	11/20/2007	to	11/20/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Bolivia	09/27/2005	to	09/27/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Bolivia	05/08/2008	to	05/08/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Bolivia	05/06/2008	to	05/06/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Bolivia	15/01/1998	to	15/01/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Canada	06/17/1983	to	06/17/2028	Described in item 9.2 (III)	Described in item 9.2 (IV)

127

Trademark	ITAÚ	Canada	11/04/2011	to	11/04/2026	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Canada	11/04/2011	to	11/04/2026	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Canada	11/04/2011	to	11/04/2026	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Canada	11/04/2011	to	11/04/2026	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Canada	11/03/2011	to	11/03/2026	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Qatar	04/11/2013	to	03/07/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Qatar	04/11/2013	to	03/07/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Qatar	04/11/2013	to	03/07/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Qatar	04/11/2013	to	03/07/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Qatar	04/11/2013	to	03/07/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Qatar	04/11/2013	to	03/07/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Chile	02/02/1994	to	04/20/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Chile	01/31/2007	to	01/31/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Chile	04/24/2007	to	04/24/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Chile	11/06/2006	to	11/06/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Chile	11/06/2006	to	11/06/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Chile	01/31/2007	to	01/31/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Chile	04/24/2007	to	04/24/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Chile	04/24/2007	to	04/24/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Chile	01/31/2007	to	01/31/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Chile	04/24/2007	to	04/24/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Chile	01/31/2007	to	01/31/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Chile	04/24/2007	to	04/24/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Chile	03/25/2008	to	03/25/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Chile	03/25/2008	to	03/25/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Chile	09/21/2007	to	09/21/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Chile	09/21/2007	to	09/21/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Chile	09/21/2007	to	09/21/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Chile	09/21/2007	to	09/21/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Chile	07/10/2007	to	07/10/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Chile	07/27/2007	to	07/27/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

128

Trademark	UNIBANCO	Chile	06/23/1981	to	05/16/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	China	01/14/2010	to	01/14/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	China	01/14/2010	to	01/14/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	China	01/14/2010	to	01/14/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	China	07/28/2011	to	07/28/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	China	05/14/2012	to	05/13/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	China	05/14/2012	to	05/13/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	China	05/14/2012	to	05/13/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	China	05/14/2012	to	05/13/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	China	04/07/2013	to	04/06/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	China	04/07/2013	to	04/06/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	China	09/07/2007	to	09/07/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	China	06/07/2009	to	06/07/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	China	03/07/2012	to	03/06/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	China	03/07/2012	to	03/06/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	China	05/14/2012	to	05/13/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	China	05/14/2012	to	05/13/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	China	05/14/2012	to	05/13/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	China	05/14/2012	to	05/13/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ UNIBANCO	China	04/07/2013	to	04/06/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Singapore	01/19/1982	to	01/19/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Singapore	11/15/2006	to	11/15/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Singapore	11/15/2006	to	11/15/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Singapore	10/19/2004	to	10/19/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Singapore	08/27/2007	to	08/27/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Colombia	09/27/1993	to	09/27/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Colombia	09/29/2011	to	09/29/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Colombia	09/29/2011	to	09/29/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Colombia	09/29/2011	to	09/29/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Colombia	09/29/2011	to	09/29/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Colombia	09/29/2011	to	09/29/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Colombia	12/13/1996	to	12/13/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

129

Trademark	ITAÚ	South Korea	03/29/2012	to	03/29/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	South Korea	03/29/2012	to	03/29/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	South Korea	03/29/2012	to	03/29/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	South Korea	05/10/2011	to	05/10/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	South Korea	05/10/2011	to	05/10/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	South Korea	05/10/2011	to	05/10/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Costa Rica	08/03/1988	to	08/03/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Costa Rica	06/26/2008	to	06/26/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Costa Rica	01/18/2008	to	01/18/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Costa Rica	03/23/2007	to	03/23/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Costa Rica	02/02/2009	to	02/02/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Costa Rica	12/08/2009	to	12/08/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Cuba	07/24/2005	to	07/24/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Cuba	08/25/2008	to	03/22/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Cuba	08/25/2008	to	03/22/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Cuba	02/02/2005	to	02/02/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Cuba	09/25/2008	to	09/14/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Cuba	09/25/2008	to	09/14/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Denmark	12/14/2011	to	12/14/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Denmark	12/14/2011	to	12/14/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Denmark	12/14/2011	to	12/14/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Denmark	12/14/2011	to	12/14/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Denmark	12/14/2011	to	12/14/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Denmark	12/14/2011	to	12/14/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	El Salvador	03/31/2005	to	03/31/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	El Salvador	11/29/2007	to	11/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	El Salvador	01/30/2008	to	01/30/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	El Salvador	05/12/2005	to	05/12/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	El Salvador	06/05/2008	to	06/05/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	El Salvador	06/24/2008	to	06/24/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	United Arab Emirates	01/13/2011	to	01/13/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

130

Trademark	ITAÚ	United Arab Emirates	05/13/2013	to	01/13/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	United Arab Emirates	05/13/2013	to	01/13/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	United Arab Emirates	01/08/2012	to	01/13/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	United Arab Emirates	01/08/2012	to	01/13/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	United Arab Emirates	05/13/2013	to	01/13/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Ecuador	01/20/1996	to	01/20/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Ecuador	09/18/2007	to	09/18/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Ecuador	09/18/2007	to	09/18/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Ecuador	09/28/2005	to	09/28/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Ecuador	01/02/2008	to	01/02/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Ecuador	01/02/2008	to	01/02/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Spain	03/17/2008	to	07/17/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Spain	03/17/2008	to	07/17/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Spain	04/16/2012	to	01/03/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Spain	07/07/2006	to	03/12/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Spain	02/18/2008	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Spain	02/19/2008	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	United States	06/15/1982	to	06/15/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	United States	01/21/2003	to	01/21/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	United States	06/22/2010	to	06/22/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	United States	06/29/2010	to	06/29/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	United States	01/12/2010	to	01/12/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	United States	10/11/2011	to	10/11/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	United States	10/11/2011	to	10/11/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	United States	11/15/2011	to	11/15/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	United States	11/15/2011	to	11/15/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	United States	11/15/2011	to	11/15/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Finland	05/31/2007	to	05/31/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Finland	05/31/2007	to	05/31/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Finland	05/31/2007	to	05/31/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Finland	07/29/2005	to	07/29/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Finland	03/14/2008	to	03/14/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

131

Trademark	ITAÚ BBA	Finland	03/14/2008	to	03/14/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	France	08/05/1991	to	08/05/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	France	03/09/2007	to	03/09/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	France	03/06/2007	to	03/06/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	France	10/04/2004	to	10/04/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	France	08/27/2007	to	08/27/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	France	08/27/2007	to	08/27/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	France	07/22/1982	to	07/22/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Guatemala	06/05/1987	to	06/04/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Guatemala	09/19/2007	to	09/18/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Guatemala	09/19/2007	to	09/18/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Guatemala	09/20/2005	to	09/20/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Guatemala	06/10/2010	to	06/09/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Guatemala	04/25/2010	to	04/25/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Guiana	05/04/2002	to	05/04/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Guiana	08/17/2007	to	03/07/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Guiana	08/17/2007	to	03/07/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Guiana	10/02/2004	to	10/02/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Guiana	01/18/2008	to	08/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Haiti	12/27/1985	to	12/27/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Haiti	10/10/2007	to	10/10/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Haiti	10/10/2007	to	10/10/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Haiti	06/08/2005	to	06/08/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Haiti	03/07/2008	to	03/07/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Haiti	03/07/2008	to	03/07/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Honduras	03/14/1988	to	03/14/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Honduras	07/31/2008	to	07/31/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Honduras	07/31/2008	to	07/31/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Honduras	11/25/2005	to	11/25/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Honduras	05/16/2008	to	05/16/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Honduras	05/16/2008	to	05/16/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

132

Trademark	ITAÚ	Hong Kong	06/20/1984	to	11/10/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Hong Kong	11/01/2006	to	11/01/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Hong Kong	11/01/2006	to	11/01/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Hong Kong	06/10/2004	to	06/10/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Hong Kong	08/27/2007	to	08/27/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Hong Kong	01/05/2011	to	01/05/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Hong Kong	01/05/2011	to	01/05/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Cayman Islands	01/27/2011	to	09/12/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Cayman Islands	01/27/2011	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Cayman Islands	01/27/2011	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Cayman Islands	01/27/2011	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Cayman Islands	01/24/2012	to	10/31/2013	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Cayman Islands	01/24/2012	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Cayman Islands	01/24/2012	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Cayman Islands	10/04/1995	to	10/28/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Ireland	11/01/2006	to	11/01/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Ireland	11/01/2006	to	11/01/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Ireland	01/19/2011	to	01/19/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Ireland	01/19/2011	to	01/19/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Ireland	10/01/2004	to	10/01/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Ireland	08/28/2007	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Ireland	01/19/2011	to	01/19/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Ireland	01/19/2011	to	01/19/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Israel	03/05/2013	to	06/23/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Israel	03/05/2013	to	06/23/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Israel	03/05/2013	to	06/23/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Israel	05/05/2013	to	10/04/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Israel	05/05/2013	to	10/04/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Israel	05/05/2013	to	10/04/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Italy	01/12/2010	to	11/13/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Italy	01/12/2010	to	11/13/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Italy	01/12/2010	to	11/13/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

133

Trademark	ITAÚ BBA	Italy	03/17/2008	to	10/14/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Italy	06/03/2010	to	09/21/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Italy	06/03/2010	to	09/11/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Jamaica	01/24/2007	to	03/14/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Jamaica	01/14/2008	to	03/30/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Jamaica	04/03/2013	to	08/23/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Jamaica	01/12/2006	to	03/02/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Jamaica	10/06/2008	to	10/25/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Jamaica	10/06/2008	to	10/25/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Japan	10/30/2009	to	10/30/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Japan	10/30/2009	to	10/30/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Japan	10/30/2009	to	10/30/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Japan	07/20/2012	to	07/20/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Japan	04/21/2006	to	04/21/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Japan	08/14/2009	to	08/14/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Japan	08/14/2009	to	08/14/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ UNIBANCO	Japan	07/20/2012	to	07/20/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Japan	07/20/2012	to	07/20/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Kuwait	01/12/2011	to	01/11/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Kuwait	01/12/2011	to	01/11/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Macao	02/03/1992	to	02/03/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Macao	05/10/2007	to	05/10/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Macao	05/10/2007	to	05/10/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Macao	06/08/2005	to	06/08/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Macao	02/25/2008	to	02/25/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Macao	02/25/2008	to	02/25/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	HIPERCARD	Mexico	10/09/2008	to	08/22/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	HIPERCARD	Mexico	03/05/2012	to	04/19/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	HIPERCARD	Mexico	03/05/2012	to	04/19/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Mexico	06/01/1987	to	03/14/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Mexico	07/16/2007	to	05/11/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

134

Trademark	ITAÚ	Mexico	07/16/2007	to	05/11/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAUCARD	Mexico	06/27/2012	to	04/26/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Mexico	05/12/2006	to	12/15/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Mexico	11/25/2009	to	09/05/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Mexico	11/25/2009	to	09/05/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Mexico	07/28/2008	to	06/26/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Mexico	10/22/2008	to	08/25/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ UNIBANCO	Mexico	04/10/2013	to	04/19/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Nicaragua	05/16/1986	to	05/16/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Nicaragua	11/21/2007	to	11/20/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Nicaragua	01/08/2008	to	01/08/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Nicaragua	02/15/2006	to	02/15/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Nicaragua	04/14/2009	to	04/14/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Nicaragua	03/05/2009	to	03/05/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Norway	04/02/2007	to	04/02/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Norway	04/02/2007	to	04/02/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Norway	04/02/2007	to	04/02/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Norway	12/15/2005	to	12/15/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Norway	04/14/2008	to	04/14/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Norway	04/14/2008	to	04/14/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	New Zealand	02/23/2012	to	08/13/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	New Zealand	02/23/2012	to	08/23/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	New Zealand	04/28/2012	to	08/23/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	New Zealand	04/28/2012	to	08/23/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Panama	07/16/1986	to	07/16/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Panama	04/11/2008	to	05/22/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Panama	04/11/2008	to	05/22/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Panama	02/14/2006	to	03/31/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Panama	07/30/2008	to	10/19/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Panama	07/30/2008	to	10/19/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Panama	01/11/1999	to	01/20/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Panama	01/07/1998	to	08/22/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

135

Trademark	UNIBANCO	Panama	01/12/1999	to	01/20/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Paraguay	04/16/1998	to	04/16/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Paraguay	10/21/2008	to	10/21/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Paraguay	10/21/2008	to	10/21/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Paraguay	11/03/2010	to	11/03/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Paraguay	12/23/2008	to	12/23/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Paraguay	11/12/2008	to	11/12/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Paraguay	12/13/2011	to	12/13/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Paraguay	12/15/2011	to	12/15/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Paraguay	12/15/2011	to	12/15/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Paraguay	11/26/1996	to	11/26/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Paraguay	11/25/1996	to	11/25/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Paraguay	11/26/1996	to	11/26/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNICLASS	Paraguay	09/21/2011	to	09/21/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ UNIBANCO	Paraguay	08/14/2013	to	08/14/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ UNIBANCO	Paraguay	08/14/2013	to	08/14/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Peru	08/28/2002	to	12/23/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Peru	11/28/2007	to	11/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Peru	11/28/2007	to	11/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Peru	10/24/2011	to	10/24/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Peru	07/05/2006	to	07/05/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Peru	01/16/2007	to	01/16/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Peru	07/25/2006	to	07/25/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Portugal	10/10/1988	to	10/10/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Portugal	06/18/2007	to	06/18/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Portugal	11/21/2007	to	11/21/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Portugal	11/30/2005	to	11/30/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Portugal	11/30/2007	to	11/30/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Portugal	12/04/2007	to	12/04//2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	United Kingdom	12/07/1990	to	09/12/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	United Kingdom	08/17/2007	to	03/07/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

136

Trademark	ITAÚ	United Kingdom	08/17/2007	to	03/07/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	United Kingdom	07/22/2011	to	01/11/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	United Kingdom	07/08/2011	to	04/04/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	United Kingdom	08/05/2011	to	04/05/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	United Kingdom	12/08/2006	to	10/02/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	United Kingdom	01/18/2008	to	08/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	United Kingdom	06/24/2011	to	01/11/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	United Kingdom	07/29/2011	to	03/22/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	United Kingdom	02/08/1991	to	10/28/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Dominican Republic	01/30/1986	to	01/30/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Dominican Republic	05/30/2007	to	05/30/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Dominican Republic	05/30/2007	to	05/30/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Dominican Republic	03/15/2007	to	03/15/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Dominican Republic	11/29/2007	to	11/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Dominican Republic	11/29/2007	to	11/29/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Sweden	11/25/2011	to	11/25/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Sweden	11/25/2011	to	11/25/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Sweden	11/25/2011	to	11/25/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Sweden	11/25/2011	to	11/25/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Sweden	11/25/2011	to	11/25/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Sweden	11/25/2011	to	11/25/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Switzerland	04/20/2007	to	11/06/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Switzerland	04/20/2007	to	11/06/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Switzerland	04/20/2007	to	11/06/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Switzerland	03/08/2005	to	11/29/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Switzerland	12/20/2007	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Switzerland	12/20/2007	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Thailand	04/22/2010	to	04/22/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Thailand	04/22/2010	to	04/22/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Thailand	04/22/2010	to	04/22/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Thailand	04/22/2010	to	04/22/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Thailand	04/22/2010	to	04/22/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

137

Trademark	ITAÚ BBA	Thailand	04/22/2010	to	04/22/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Taiwan	02/01/2012	to	01/31/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Taiwan	02/01/2012	to	01/31/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Taiwan	02/01/2012	to	01/31/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Taiwan	02/01/2012	to	01/31/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Taiwan	02/01/2012	to	01/31/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Taiwan	02/01/2012	to	01/31/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Trinidad and Tobago	28/05/2002	to	09/29/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Trinidad and Tobago	09/13/2007	to	04/03/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Trinidad and Tobago	08/24/2006	to	08/09/2014	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Trinidad and Tobago	03/18/2009	to	09/06/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Turkey	11/03/2006	to	11/03/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Turkey	11/03/2006	to	11/03/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Turkey	11/03/2006	to	11/03/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Turkey	12/12/2005	to	12/12/2015	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Turkey	08/28/2007	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Turkey	08/28/2007	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	European Union	06/21/2005	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	European Union	04/25/2007	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	European Union	06/21/2005	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	European Union	04/12/2005	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	European Union	06/29/2005	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	European Union	10/24/2011	to	04/18/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	European Union	12/15/2011	to	04/18/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	European Union	12/15/2011	to	04/18/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	European Union	02/23/2007	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	European Union	08/07/2008	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	European Union	08/07/2008	to	08/28/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	European Union	04/18/2011	to	04/18/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	European Union	04/18/2011	to	04/18/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	European Union	04/18/2011	to	04/18/2021	Described in item 9.2 (III)	Described in item 9.2 (IV)

138

Trademark	ITAÚ PERSONNALITÉ	European Union	03/15/2005	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	European Union	04/12/2005	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	European Union	04/12/2005	to	10/31/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Uruguay	05/04/1992	to	05/04/2022	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Uruguay	07/30/2007	to	07/30/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Uruguay	07/30/2007	to	07/30/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Uruguay	04/25/2007	to	04/25/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Uruguay	08/06/2008	to	08/06/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Uruguay	08/06/2008	to	08/06/2018	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Uruguay	07/02/2009	to	07/02/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Uruguay	05/03/2010	to	05/03/2020	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Uruguay	07/01/2009	to	07/01/2019	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	UNIBANCO	Uruguay	06/05/1997	to	06/05/2017	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Venezuela	07/27/1984	to	07/27/2009	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Venezuela	11/10/2008	to	11/10/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ	Venezuela	11/10/2008	to	11/10/2023	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Venezuela	02/16/2006	to	02/16/2016	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Venezuela	06/17/2009	to	06/17/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Trademark	ITAÚ BBA	Venezuela	06/17/2009	to	06/17/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Germany	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Argentina	02/25/2009	to	02/25/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Austria	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Belgium	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Chile	02/19/2013	to	06/03/2029	Described in item 9.2 (III)	Described in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Denmark	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Spain	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Finland	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	France	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

139

Patent	Virtual Keyboard Generation Method	Greece	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Netherlands	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Ireland	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Italy	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Luxembourg	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Peru	12/12/2007	to	02/23/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Portugal	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	United Kingdom	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Sweden	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Switzerland	11/29/2006	to	02/20/2024	Described in item 9.2 (III)	Described in item 9.2 (IV)

140

9.1 – Non-current assets / 9.1.c – Ownership interests in companies

Corporate name	CNPJ	CVM code	Type of company	Country of headquarters	State of headquarters	City of headquarters	Description of the activities developed	Issuer’s ownership interest (%)
Fiscal Year	Book value – variation %	Market value - variation %	Amount of dividends received (Reais)		Date	Amount (Reais)
Aco Ltda.	08.993.703/0001-70	-	Subsidiary	Uruguay		Montevideo	Representation of foreign banks	99.24
				Market value
12/31/2013	8.130821	0.000000	-	Book value	12/31/2013	3,327,059.42
12/31/2012	16.392488	0.000000	-
12/31/2011	14.950045	0.000000	-

Reasons for the acquisition and maintenance of such ownership interest

It is strategic for the business performance of the Issuer

Banco Itaú BBA S.A.	17.298.092/0001-30	-	Subsidiary	Brazil	SP	São Paulo	Multiple-service banking with investment portfolio	99,99
				Market value
12/31/2013	-5.498683	0.000000	1,081,999,530.72	Book value	12/31/2013	5,892,715,353.07
12/31/2012	-7.0870952	0.000000	527,117,196.08
12/31/2011	8.017313	0.000000	2,750,781,673.70

Reasons for the acquisition and maintenance of such ownership interest

It is strategic for the business performance of the Issuer

Banco Itaú Uruguay S.A.	11.929.613/0001-24	-	Subsidiary	Uruguay		Montevideo	Multiple-service banking with commercial portfolio	100,00
				Market value
12/31/2013	92.156578	0.000000	-	Book value	12/31/2013	750,604,197.01
12/31/2012	44.716023	0.000000	-
12/31/2011	19.443729	0.000000	-

Reasons for the acquisition and maintenance of such ownership interest

It is strategic for the business performance of the Issuer

Banco Itaucard S.A.	17.192.451/0001-70	-	Subsidiary	Brazil	SP	Poá	Multiple-service banking with commercial portfolio	2,04
				Market value
12/31/2013	-34.684701	0.000000	2,926,995,011.29	Book value	12/31/2013	1,608,872,967.65
12/31/2012	103.391279	0.000000	315,983,524.35
12/31/2011	-58.341392	0.000000	3,143,953,702.88

Reasons for the acquisition and maintenance of such ownership interest

It is strategic for the business performance of the Issuer

Itaú BBA Participações S.A.	58.851.775/0001-50	-	Subsidiary	Brazil	SP	São Paulo	Holding company of financial institutions	100,00
				Market value
12/31/2013	11.154922	0.000000	2,136,050.00	Book value	12/31/2013	51,249,826.11
12/31/2012	-4.189579	0.000000	5,275,727.69
12/31/2011	-97.251379	0.000000	722,172,973.32

Reasons for the acquisition and maintenance of such ownership interest

It is strategic for the business performance of the Issuer

Itaú Chile Holdings, Inc.	08.988.144/0001-00	-	Subsidiary	United States			Representation of foreign banks	100,00
				Market value
12/31/2013	26.840910	0.000000	-	Book value	12/31/2013	3,783,211,544.25
12/31/2012	37.119792	0.000000	-
12/31/2011	28.985981	0.000000	-

Reasons for the acquisition and maintenance of such ownership interest

It is strategic for the business performance of the Issuer

141

Corporate name	CNPJ	CVM code	Type of company	Country of headquarters	State of headquarters	City of headquarters	Description of the activities developed	Issuer’s ownership interest (%)
Fiscal Year	Book value - variation %	Market value - variation %	Amount of dividends received (Reais)		Date	Amount (Reais)
Itaú Corretora de Valores S.A.	61.194.353/0001-64	-	Subsidiary	Brazil	SP	São Paulo	Securities broker	1,94
				Market value
12/31/2013	23.385689	0.000000	86,873,589.85	Book value	12/31/2013	1,084,957,808.56
12/31/2012	26.850784	0.000000	78,327,500.00
12/31/2011	46.852804	0.000000	71,771,930.00

Reasons for the acquisition and maintenance of such ownership interest

It is strategic for the business performance of the Issuer

Itaú Seguros S.A.	61.557.039/0001-07	-	Subsidiary	Brazil	SP	São Paulo	Insurance operations in the personal injury and property damage lines, as determined by law	0.00
				Market value
12/31/2013	70870.494763	0.000000	-	Book value	12/31/2013	19,651.73
12/31/2012	-34.693396	0.000000	-
12/31/2011	-0.023579	0.000000	31.82

Reasons for the acquisition and maintenance of such ownership interest

It is strategic for the business performance of the Issuer

Itaú Soluções Previdenciárias Ltda.	40.277.543/0001-75	-	Subsidiary	Brazil	SP	São Paulo	Technical support, maintenance and other IT services	0.00
				Market value
12/31/2013	6.192276	0.000000	-	Book value	12/31/2013	1,736.18
12/31/2012	0.000000	0.000000	-
	0.000000		-

Reasons for the acquisition and maintenance of such ownership interest

It is strategic for the business performance of the Issuer

Itaú Unibanco S.A.	60.701.190/0001-04	-	Subsidiary	Brazil	SP	São Paulo	Multiple banking with commercial portfolio	100.00
				Market value
12/31/2013	-5.114749	0.000000	4,195,176,468.92	Book value	12/31/2013	42,754,171,404.31
12/31/2012	0.121434	0.000000	1,037,849,995.99
12/31/2011	-1.476103	0.000000	7,313,602,591.75

Reasons for the acquisition and maintenance of such ownership interest

It is strategic for the business performance of the Issuer

Itaubank Asset Management Ltda.	01.177.477/0001-00	-	Subsidiary	Brazil	SP	São Paulo	Administration and management of Funds and Securities Portfolios	0.00
				Market value
12/31/2013	0.000000	0.000000	-	Book value	12/31/2013	56.91
12/31/2012
12/31/2011

Reasons for the acquisition and maintenance of such ownership interest

It is strategic for the business performance of the Issuer

Itauseg Participações S.A.	07.256.507/0001-50	-	Subsidiary	Brazil	SP	São Paulo	Holding company of financial institutions	0.00
				Market value
12/31/2013	0.000000	0.000000	-	Book value	12/31/2013	-
12/31/2012	0.000000	0.000000	-
12/31/2011	0.000000	0.000000	22,460,135.28

Reasons for the acquisition and maintenance of such ownership interest

It is strategic for the business performance of the Issuer

ITB Holding Brasil Participações Ltda.	04.274.016/0001-43	-	Subsidiary	Brazil	SP	São Paulo	Holding company of non- financial institutions.	0.00
				Market value
12/31/2013	55.498155	0.000000	-	Book value	12/31/2013	21.07
12/31/2012	0.000000	0.000000	-
12/31/2011			-

Reasons for the acquisition and maintenance of such ownership interest

It is strategic for the business performance of the Issuer

Kinea Private Equity Investimentos S.A.	04.661.817/0001-61	-	Subsidiary	Brazil	SP	São Paulo	Management of Investment Funds and Advisory Services for Investments in the Financial and Capital Markets	0.00
				Market value
12/31/2013	0.000000	0.000000	-	Book value	12/31/2013	0.78
12/31/2012
12/31/2011

Reasons for the acquisition and maintenance of such ownership interest

It is strategic for the business performance of the Issuer

Oca Casa Financiera S.A.	08.988.153/0001-09	-	Subsidiary	Uruguay		Montevideo	Representation of foreign banks	100.00
				Market value
12/31/2013	16.842190	0.000000	-	Book value	12/31/2013	51,842,481.77
12/31/2012	18.814280	0.000000	24,634,723.68
12/31/2011	16.088186	0.000000	-

Reasons for the acquisition and maintenance of such ownership interest

It is strategic for the business performance of the Issuer

Oca S.A.	08.988.128/0001-17	-	Subsidiary	Uruguay		Montevideo	Representation of foreign banks	100.00
				Market value
12/31/2013	42.324743	0.000000	21,249,000.00	Book value	12/31/2013	181,687,270.04
12/31/2012	29.621772	0.000000	-
12/31/2011	30.993339	0.000000	22,563,000.00

Reasons for the acquisition and maintenance of such ownership interest

It is strategic for the business performance of the Issuer

Topaz Holding Ltd	N/A	-	Subsidiary	Uruguay		Montevideo	N/A	0.00
				Market value
12/31/2013	18.533287	0.000000	-	Book value	12/31/2013	205.11
12/31/2012	0.000000	0.000000	-
12/31/2011	0.000000	0.000000	-

Reasons for the acquisition and maintenance of such ownership interest

It is strategic for the business performance of the Issuer

Unibanco Negócios Imobiliarios Ltda.	66.180.076/0001-54	-	Subsidiary	Brazil	SP	São Paulo	Management and administration of properties	0.00
				Market value
12/31/2013	0.000000	0.000000	-	Book value	12/31/2013	1.22
12/31/2012	0.000000	0.000000	-
12/31/2011	0.000000	0.000000	-

Reasons for the acquisition and maintenance of such ownership interest

It is strategic for the business performance of the Issuer

142

9.2. Supply other information that the issuer may deem relevant

The subsidiaries Banco Itaucard S.A. and Itaú Corretora S.A. reflect the different participation rights of preferred shares in the distribution of their dividends.

In addition to Item 9.1 b, we present information on trademarks and patents below.

(I) and (II) Duration and Territory Affected

Trademarks

In Brazil, a trademark is acquired by means of a valid registration issued by the INPI (National Institute of Industrial Propriety) and its exclusive use within the Brazilian territory is assured to the holder. The registration of the trademark is valid for ten (10) years from the date it is granted by the INPI and it may be extended for equal and successive periods.

The grant and expiration dates of the registrations and registration application deposits of the relevant trademarks referred to in item 7.5 c in Brazil, as well as other information on these trademarks, are mentioned in the table included in item 9.1 b.

The terms of effectiveness and the requirements for the extension of trademarks abroad depend on the laws of each country or region where the trademark is registered. The location and the grant and termination dates of the registrations of the relevant trademarks referred to in Item 7.5 c, as well as other information on these trademarks are mentioned in the table included in Item 9.1 b.

Patents

In Brazil, the term of effectiveness of invention patents is twenty (20) years from the date when the patent application is made.

The terms of effectiveness and the requirements for the extension of patents abroad depend on the laws of each country or region where the patent is registered.

The Issuer and its subsidiaries are the owners of patents and patent applications in Brazil and abroad for a method for the generation of a virtual keyboard for the entry of a security or user identification PIN number. The applications related to this patent are still pending analysis in Brazil, Uruguay and Venezuela. Additionally, the Issuer or its subsidiaries are the owners of a patent application for a method for the identification of an institution’s access PIN, which is still pending analysis in Brazil.

The location and the grant and termination dates of the registrations of patents granted and other relevant information are mentioned in the table included in Item 9.1 b.

(III) Events that may cause the loss of the rights to such assets

Trademarks

The events that may cause the loss of the rights to these assets are provided for by law. At the administrative level, trademark registration applications may be rejected by the INPI in the cases provided for by Law No. 9,279/96, including as a result of objections filed with the INPI by a third party that has a right of precedence over the trademark or is the owner of the registration application or of a conflicting trademark.

The registration of the trademark terminates upon: (i) the end of its term of effectiveness without the due extension; (ii) a waiver by the trademark’s owner, which may be total or partial with respect to the products or services marked by the trademark; and (iii) its lapse, which may be total or partial.

Any person lawfully interested may present a lapse request to the INPI if, five years after the date the trademark registration is granted by the INPI, any of the following situations take place: (i) the trademark had not yet been used in Brazil; (ii) the use of the trademark had been interrupted for more than five consecutive years; or (iii) the trademark had been used with modification that implies a change in its original distinct nature, which is contained in its respective registration certificate.

The registration of a trademark may be declared void by the INPI by means of an annulment administrative proceeding filed by the INPI itself or upon the request of a lawfully interested third party if the grant of such registration has not been made in compliance with the provisions of the law. The annulment of the registration may be total or partial. The condition for the partial annulment is the fact that the subsisting part of the trademark or of the description of the products or services, that is, the part that is not declared void, is considered as qualifying for registration.

143

In addition to the administrative proceeding mentioned above, the INPI or interested third party may file a lawsuit with the Judiciary Branch for the annulment of the trademark’s registration five years after the date the registration is granted by the INPI.

Patents

The events that may cause the loss of the rights to these assets are provided for by law. At the administrative level, the patent applications may be rejected by the INPI in the situations provided for by Law No. 9,279/96.

The patent terminates upon: (i) the end of its term of effectiveness; (ii) a waiver by its owners, provided that the rights of third parties are observed; (iii) the lack of payment of the annual compensation; or (iv) its lapse.

A patent may be declared void by INPI by means of an annulment administrative proceeding filed by the INPI itself or by a lawfully interested third party if the grant of such registration has not been made in compliance with the provisions of the law.

In addition to the administrative proceeding mentioned above, the INPI or interested third party may file a lawsuit with the Judiciary Branch for the annulment of the patent during the entire term of effectiveness of the patent.

(IV) Possible consequences of the loss of such rights to the issuer

Trademarks

In the event that the Issuer and/or its subsidiaries lose the rights over the trademarks listed above, the probability of which is very remote, and if they cannot stop third parties from using the same or similar trademarks, particularly in the same market segment, they would have to carry out their activities using other trademarks. Also, there would be the possibility of the Issuer and/or its subsidiaries having to defend themselves in lawsuits in the event of the violation of third parties’ rights.

Patents

Depending on the reason for the possible loss of rights over the patents listed above, the subject matter of the patent will fall in public domain and may be freely exploited by third parties or the Issuer and its subsidiaries may have to stop using the subject matter of the patent.

In any case, should this occur, we believe that there would be no serious effects on the activities of the Issuer and its subsidiaries as they do not depend on these patents to carry out their activities.

144

ITEM 10 – ComMENTS OF DIRECTORS

10.1. Directors should comment on:

a)	Financial and equity positions in general

2013

The year 2013 was characterized by the American economic recovery. The FED (central bank of the United States) announced, in December, a decrease in the level of purchases of assets, showing that the monetary policy is starting to return to normality in the USA. Over the year, the long-term interest rates increased, consequently making the U.S. dollar stronger, and the prices of financial assets fell in the emerging countries.

After six quarters of recession, the Eurozone economy is back to growth at modest rates. China continues posting decreasing growth rates, but the risk of a more severe downturn was averted.

In the domestic scenario, GDP growth for 2013 was 2.3%, a rate higher than that reached in 2012, but lower than that expected at the beginning of the year. Despite the moderate activity, unemployment remained close to minimum historic levels, due to less job hunting.

Over 2013, BACEN increased the Brazil’s base interest rate by 275 basis points. IPCA remained practically steady and it was 5.9% at the end of 2013.

The real depreciated against the dollar, and the exchange rate was R$ 2.36/US$ at the end of the year. BACEN implemented a swap sale program to avoid a higher depreciation.

Credit grants to individuals, based on BACEN data and in real terms, increased 9.0% in 2013 as compared with the same period of 2012. Grants for companies posted a 1.6% increase in this comparison. The credit reserve as a proportion to the GDP increased from 53.9% in December 2012 to 56.5% in December 2013. Default rates, for both individuals and companies, showed a downward trend over the year. The 90-day non-performing loans ratio to individuals decreased from 5.6% in December 2012 to 4.4% in December 2013, while the ratio to companies fell from 2.2% to 1.8%.

With the increase of the Selic rate, banking interest rates interrupted the decline process recorded between 2012 and the beginning of 2013, and have increased again. Spreads, however, remained steady.

In the year ended December 31, 2013, consolidated net income amounted to R$15,696 million with annualized return on average equity of 20.7%. On December 31, 2013, consolidated assets totaled R$1,105,721 million and consolidated stockholders’ equity was R$81,024 million, compared to R$1,014,425 million and R$74,220 million, respectively, on December 31, 2012. On December 31, 2013, the BIS ratio of the financial system consolidated was 16.6%.

The balance of loan operations, including endorsements and sureties, was R$483.397 million on December 31, 2013, an increase of 13.3% when compared to December 31, 2012. This increase was mainly due to lower risk portfolios and spreads in 2013 as compared to 2012. On December 31, 2013, loans to individuals grew 12.1%, whereas loans to companies increased 11.7%, when compared to December 31, 2012.For loans to individuals, the highlights were payroll loans and real estate loans, with increases of 66.6% and 34.1% when compared to the year ended December 31, 2012, respectively, mainly due to the association with Banco BMG for payroll loan origination and to the favorable environment in Brazil for real estate loans, as we focused on lower risk portfolios. With respect to loans to companies, the corporate portfolio increased 20.4% in 2013, in relation to December 31, 2012, and this growth was partially offset by a 3.9% decrease in the very small, small and medium sized companies’ portfolio. In 2013, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased 33.4% compared to December 31, 2012. This increase reflects the growth of our operations abroad and the depreciation of the Brazilian real against the currencies of these countries and the U.S. dollar in the year ended December 31, 2013.

145

The result of the allowance for loan and lease losses (expenses for allowance for loan and lease losses net of recovery of loans written off as losses) decreased 29.8% in the year ended December 31, 2013, when compared to the year ended December 31, 2012. This decrease was mainly due to the decrease in the default rate arising from our focus on lower risk portfolios of products and clients. The default rate (loan operations overdue for more than 90 days) was 3.7% on December 31, 2013, a decrease of 110 basis points when compared to December 31, 2012, the lowest historical level since the Itaú and Unibanco merger in November 2008. Excluding Credicard portfolio, the ratio would have reached 3.6% on December 31, 2013.

Corporate Events in 2013

Agreement between Itaú Unibanco and Fiat – On August 19, 2013, we renewed, for another 10 years, the commercial cooperation agreement we have with the carmaker Fiat, a leading vehicle seller in the Brazilian market. The agreement provides for exclusivity in the offer of financing in promotional campaigns of Fiat for the sale of new cars and the exclusive use of the Fiat brand in activities related to vehicle financing.

Citibank in Uruguay – On June 28, 2013, through our subsidiary Banco Itaú Uruguay S.A., we signed an agreement with Citibank N.A., Uruguay branch, for the acquisition of their retail operations in Uruguay, positioning us to assume a portfolio of over 15,000 clients in current account, savings account and time deposits. The transaction closed on December 13, 2013 after all applicable regulatory approvals were obtained.

BMG Seguradora S.A. On June 25, 2013, through Banco Itaú BMG Consignado S.A., or Itaú BMG Consignado, we entered into an agreement with the controlling shareholders of Banco BMG S.A., or Banco BMG, for the acquisition of 99.996% of the shares issued by BMG Seguradora S.A., or BMG Seguradora, for the approximate amount of R$88 million. BMG Seguradora entered into exclusivity agreements for the distribution of insurance products that will be linked to the products sold by Itaú BMG Consignado and Banco BMG as a condition precedent to the closing of the transaction. The transaction has been approved by the Administrative Council for Economic Defense (CADE), the Central Bank of Brazil and the Superintendency of Private Insurance (SUSEP) and the closing of the transaction occurred on January 27, 2014. The acquisition of the shares of BMG Seguradora is subject to ongoing review by SUSEP.

Cencosud – On June 17, 2013, we signed a Memorandum of Understanding (“MOU”) with the Chilean retail chain Cencosud S.A., aiming at a strategic alliance for 15 years. The purpose of this association would be to offer consumer finance products and services, in particular those related to credit cards, in Chile and Argentina. The association’s activities would be carried out by special purpose entities in Chile and Argentina, 51% of which would be indirectly held by us and 49% by Cencosud. On December 23, 2013, we announced that despite having acted in strict compliance with the contents of the MOU and used our best efforts to negotiate final contracts with Cencosud, we have failed to succeed in said negotiations, as a result of which the association will not be carried out.

IRB - Brasil Resseguros S.A. – In the privatization process of IRB, our subsidiaries Itaú Seguros S.A. and Itaú Vida e Previdência S.A. (the “Itaú Insurance Companies”) signed, on May 24, 2013, the Shareholders’ Agreement of IRB with a duration of 20 years. The agreement establishes the voting rights and new governance of IRB, which now has private companies in its controlling group. The Itaú Insurance Companies contributed an approximately R$2.3 million capital increase to the privatization process of IRB, giving the Itaú Insurance Companies a 15% interest in IRB’s total and voting capital stock.

Credicard – On May 14, 2013, we entered into an agreement with Banco Citibank S.A. for the acquisition of Credicard and Citifinancial, including the “Credicard” brand, for the approximate amount of R$2.9 billion. Responsible for the offer and distribution of financial products and services, mainly personal loans and credit cards, Credicard and Citifinancial have a base of 4.8 million credit cards whose loan portfolio totals R$7.3 billion (gross amount in December 2012). The transaction closed on December 20, 2013, after all applicable regulatory approvals were obtained.

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O Banco Itaú BMG Consignado S.A. – In April 2013, the Central Bank approved the association between Itaú Unibanco and Banco BMG, which was structured by Itaú BMG Consignado and aimed at the offering, distribution and sale of payroll loans in Brazil.

Authorization in the United Kingdom – In February 2013, Itaú BBA International Ltd. started its operations in London. The bank started its operations by means of the merger of Banco Itaú BBA International S.A., a bank headquartered in Portugal, and Itaú BBA International plc, and a subsequent name change as of May 17, 2013. The process was approved by local regulatory agencies and the Central Bank in December 2012.

2012

2012 was characterized by low growth worldwide, with high volatility arising from fears of an international crisis. However, there was no breakdown in the Eurozone, and the European Central Bank (ECB) has announced that it is ready to use the new plan for the purchase of securities. The European countries started to implement the required adjustments, even though there is still a long way to go. The main remaining challenges are fiscal consolidation and progress within the monetary union. On the other side of the Atlantic, the US Congress has approved new legislation and averted the so-called “fiscal cliff”. However, there are pending issues to be sorted out in 2013, such as a fresh decision on the “debt ceiling”. There was no sudden halt in China’s growth. The global outlook for 2013 is a little better, with steadier growth and fewer risks.

In the local scenario, growth was lower than expected. Brazilian gross domestic product (GDP) closed 2012 at 0.9%. In particular, there was a drop in industrial production and investment, which decreased over most of the year, restrained by uncertainty regarding the local and foreign economic scenarios. In view of the monetary and fiscal incentives in force and the relatively stable external scenario, Brazil should post higher growth in 2013, at approximately 3.0%.

Inflation measured by the IPCA (“Índice Nacional de Preços ao Consumidor Amplo”) was 5.8% at the end of 2012. In spite of the weak economic growth, the labor market continued heated. Unemployment is close to its minimum historical level and has kept the inflation rate for services high (8.7% in December). Inflation for industrial products increased due to a devaluated Brazilian real. Furthermore, supply shocks, such as the crop failure in the United States, have put pressure on inflation rates for food over the year. Our projected IPCA for 2013 remains high (5.7%) due to labor market conditions, inflation inertia and high expected inflation.

In October, the Central Bank ended the interest rate decrease cycle started in August 2011. The Selic (“Sistema Especial de Liquidação e Custódia”) rate reached 7.25% per month and closed 2012 at this level. The Brazilian real has depreciated against the U.S. Dollar, and the foreign exchange rate closed 2012 at R$2.05/US$.

Based on Central Bank data, the volume of new consumer loans in 2012 increased by only 2.1%, in real terms (deflated by the IPCA), compared to 2011. Likewise, the volume of new corporate loans went up by 1.6%. As a share of GDP, total outstanding loans increased to 53.5% in December 2012 from 49.0% in December 2011. Delinquency rate for corporate loans over 90 days past due remained relatively steady at a high level over the entire year, whereas the delinquency rate for consumer loans over 90 days past due rose over the first half and remained steady over the second half of the year

Following the decrease in the SELIC rate, the banking interest and spread rates also decreased throughout 2012, and reached their lowest levels in history, except for the spread rates for individuals

In the year ended December 31, 2012, consolidated net income amounted to R$13,594 million with annualized return on average equity of 18.4%. On December 31, 2012, consolidated assets totaled R$1,014,425 million and consolidated stockholders’ equity was R$74,220 million, compared to R$851,332 million and R$71,347 million, respectively, on December 31, 2011. On December 31, 2012, the BIS ratio of the economic-financial consolidated was 16.7%.

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The balance of loan operations, including endorsements and sureties, was R$426,595 million on December 31, 2012, an increase of 7.5% when compared to December 31, 2011. The balance of loan operations, including endorsements and sureties, grew at a slower pace in 2012 compared to 2011. On December 31, 2012, loans to individuals grew 1.1%, whereas loans to companies increased 8.5%, when compared to December 31, 2011. For loans to individuals, the highlights were real estate loans and payroll loans, with increases of 34.2% and 34.1% when compared to the year ended December 31, 2011, respectively, mainly due to the association favorable environment in Brazil for real estate loans and payroll loans acquired from Banco BMG S.A., as we focused on lower risk portfolios. With respect to loans to companies, the corporate portfolio increased 15.2% in 2012, in relation to December 31, 2011, and this growth was partially offset by a 1.6% decrease in the very small, small and medium sized companies’ portfolio. In 2012, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased 41.7% compared to December 31, 2011. This increase reflects the growth of our operations abroad and the depreciation of the Brazilian real against the currencies of these countries and the U.S. dollar in the year ended December 31, 2012.

The result of the allowance for loan and lease losses (expenses for allowance for loan and lease losses net of recovery of loans written off as losses) increased 34.2% in the year ended December 31, 2012, when compared to the year ended December 31, 2011. This increase is primarily due to an increase in default rates, especially on vehicle loans and personal loans, which follow the general trends observed in the Brazilian financial market. In addition, this increase reflects the expected loss model adopted in our credit risk management which anticipates the provision for losses for scenarios of expected growth in default rates. The default rate (loan operations overdue for more than 90 days) was 4.8% on December 31, 2012, representing a ten basis point decrease when compared to December 31, 2011. In the fourth quarter of 2012, we assigned to our affiliate companies a R$480 million portfolio of vehicle loans overdue for more than 360 days. Excluding the impact of these assignment transactions, the 90 day non-performing loan ratio as at December 31, 2012 would have been 4.9%.

Redecard S.A. – in 2012, we acquired 49.98 % of Redecard’s capital by way of a public tender offer, reaching 100% of stock, and cancelled this company’s registration as a publicly-held company. Redecard is one of the major players in the acquiring market in Brazil, accounting for the accreditation, capture, transmission, processing and financial settlement of transactions with credit and debit cards. This operation, carried out according to good corporate governance practices, will enable us to offer products and services integrated into the bank’s clients and to expand our business to a number of Brazilian municipalities in which we today have no physical structure (branches and/or CSBs). The total invested in the acquisition of Redecard’s outstanding shares was R$ 11.75 billion.

Banco Itaú BMG Consignado S.A. – in July 2012, we entered into an association agreement with Banco BMG S.A., aimed at expanding our payroll loan operations. We are the controlling shareholders of Banco Itaú BMG Consignado S.A., which resulted from this agreement, with a 70% interest in the total voting capital. We have the right to nominate the majority of the board of directors and the majority of the officers, including the Chief Executive Officer. Banco BMG has the right to appoint up to three officers responsible for the commercial, back-office and collection divisions, subject to Itaú Unibanco’s approval. In December 2012, Banco Itaú BMG Consignado S.A. started operations.

The payroll loans granted to Itaú Unibanco’s clients through Itaú Unibanco’s branches and other exclusive Itaú Unibanco channels will remain separate from the operations of the association. Itaú Unibanco will also provide funding for Banco BMG’s payroll loan transactions of up to R$300 million per month, for a five-year term, through acquisitions of payroll credit portfolios. Itaú Unibanco and its affiliates also have the right to offer their products and services to the association customers.

This transaction was approved by the Administrative Council for Economic Defense (CADE), and the final contracts regulating the BMG Association were entered into (i) on December 13, 2012, including an investment agreement setting forth the rights and obligations of each party with respect to the Association and a contract of funding through assignment of credit rights, which stipulates Itaú Unibanco S.A.’s obligation to provide funding to Banco BMG S.A., and (ii) on January 7, 2013, such as the Shareholders Agreement of Banco Itaú BMG Consignado S.A. Since this transaction does not require prior approval of the Central Bank, it is in effect since December 13, 2012. Nevertheless, BMG’s qualified interest in Banco Itaú BMG Consignado S.A. is pending approval of the Central Bank.

Serasa S.A. – in October 2012 we sold to Experian the remaining interest of 16.14% in Serasa, a leading company in services and products for analysis and information for credit and support to business for all segments in the market. Income before taxes arising from this sale was approximately R$ 1.5 billion in the fourth quarter of 2012.

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Banco CSF S.A. – we acquired shares representing 49% of Banco Carrefour, responsible for the offer and distribution, on an exclusive basis, of financial, insurance and pension plan products and services in the distribution channels operated under the “Carrefour” brand in Brazil, an operation authorized by the Central Bank of Brazil on April 23, 2012.

Financeira Americanas Itaú S.A. – we ended the partnership with Lojas Americanas S.A. (LASA) for the offer, distribution and commercialization, on an exclusive basis, of financial, insurance and social security products and services to customers of LASA and its affiliated companies in August 2012. The completion of this operation was approved by the Central Bank of Brazil on December 27, 2012.

Banco BPI – we sold 100% of our interest to La Caixa Group, BPI’s largest stockholder. The sale was authorized by the Central Bank of Portugal in April 2012. The association between Itaú Unibanco and BPI was particularly relevant for the Itaú Unibanco Conglomerate to build, starting in Portugal, the basis required to launch the European operation dedicated to the Itaú BBA segment (wholesale and investment banking), focused on supporting the international activities of European and Latin American companies, which are currently consolidated with representatives in London, Lisbon, Madrid, Frankfurt and Paris.

Orbitall – we carried out the sale of this card processor to the Stefanini Group, completed in May 2012. The completion of the merger of processes resulting from the Itaú Unibanco merger made the operation feasible, since we gained scale enough to process only our own cards with competitive edge and cost efficiency. The provision of this type of service to other financial institutions is unrelated to the main activity of the Itaú Unibanco Conglomerate, and it was the reason for the sale.

2011

2011 was marked by high volatility in the international scenario, particularly from August onwards. The outlook for growth in the developed economies worsened, influenced by the need for major tax adjustments in subsequent quarters, particularly by the European economy. The private credit squeeze in the international markets as a consequence of the crisis was also a factor in the restrained growth. The European Central Bank provided liquidity for a three-year period for a large number of financial institutions in December, contributing to a certain short-term relief from the financial conditions in the region. In the USA, growth above expectations in the second half of 2011 was a positive surprise. China should post a moderate slowdown over the following quarters, but the country’s external position remains sound, family indebtedness is low and consumption continues with the potential to grow.

In the domestic scenario, the trend towards a slowdown in the economic activity continued. This decrease is a consequence of the tax and monetary squeeze imposed from the end of 2010 to mid-2011, but also reflects the recent deterioration in the global economic scenario. Expectations of consumers and entrepreneurs remained lower than those recorded in the recent past. Gross domestic product (GDP) for the fourth quarter of 2011 posted a small increase of approximately 0.2%, showing a modest recovery compared to the stability noted in the previous quarter. Thus, the annual GDP annual growth for 2011 was 2.7%.

Inflation measured by IPCA was 6.5% at the end of 2011. The economic deceleration, less pressure on commodities prices, and lower increases in administered items contributed to the projection of lower inflation in 2012.

In this context, with more uncertainty regarding the foreign scenario and its possible impact on domestic activity, the Central Bank of Brazil started a process of reducing the SELIC rate in August 2011. At the end of 2011, the annual basic interest rate was 11.0%, compared to 12.5% before the reduction cycle. In addition to the relaxation of the monetary policy, the government has adopted other instruments to stimulate the economy, including the reduction in IPI for the appliance segment, and a decrease in capital requirements and IOF rates for certain loan operations.

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The credit market posted a reduction in growth during 2011. In 2011, new loans to individuals increased by 4.4% in real terms compared to same period of 2010 (after a 15.4% growth in 2010 compared to 2009). In the corporate segment, loans granted grew by 1.4% in 2011 compared to 2010, a year in which there was a 2.5% expansion compared to 2009. Total loans as a percentage of GDP reached 49.1% in December 2011, compared to 45.2% in December 2010. Defaults over 90 days reached 5.5% in December, compared to 4.5% at the end of 2010, due to the increase in the loan interest rate and smaller economic growth.

Net income for the year ended December 31, 2011 was R$14,621 million, with an annualized return on average equity of 22.3%. On December 31, 2011, consolidated assets totaled R$851,332 million and total stockholders’ equity was R$71,347 million. On December 31, 2011, the BIS ratio of the economic-financial consolidated was 16.4%.

The balance of loan operations, including sureties and endorsements, was R$397,012 million as at December 31, 2011, an increase of 19.1% compared to December 31, 2010. On December 31, 2011, loans to individuals increased by 17.9%, whereas loans to companies increased by 17.9% compared to December 31, 2010. For loans to individuals, the highlights were real estate loans, credit cards and personal loans, with increases of 66.7%, 18.0% and 47.0%, respectively. For loans to companies, the very small, small and middle sized companies’ portfolio increased by 13.0% from December 31, 2010 to December 31, 2011, whereas the corporate portfolio increased by 21.3% in the same period. The balance of sureties and endorsements added up to R$51,530 million as at December 31, 2011, representing an increase of 34.3% compared to December 31, 2010.

The result from the allowance for loan losses increased by 45.5% for the year ended December 31, 2011 compared to the year ended December 31, 2010. Expenses for allowances for loan losses increased by 41.0%, from R$14,121 million for the year ended December 31, 2010 to R$19,912 million in 2011, an increase of R$5,791 million. This growth is due to the increase in our loan portfolio and reflects the model of expected losses adopted in the institution’s loan risk management, based on the broad concept of Basel II, which considers the potential losses for revolving loan. This model replaces the previous one, which contained, besides the expected losses, the concept of countercyclical provisions, which is treated as a capital cushion according to the BIS III precepts. The adoption of this model resulted in a R$1,573 million provision reversal, gross of tax, in the fourth quarter of 2010. On December 31, 2011, the 90-day non-performing loans as a percentage of our total loan portfolio increased by 4.9%, compared to 4.1% on December 31, 2010. Credits under renegotiation, including extended, modified and deferred repayments, increased by 4.2% of our total portfolio on December 31, 2011, compared to 3.1% on December 31, 2010.

In the second half of 2011, the process of integration between Itaú and Unibanco was fully completed. Currently, 100% of the technology platforms are built and running in one environment

Our results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010, reflected the significant impact of exchange rate variations. The exchange rate between the U.S. Dollar and the Brazilian real changed significantly. In the year ended December 31, 2011, the Brazilian real depreciated by 12.6% against the U.S. Dollar, while in 2010 the Brazilian real appreciated by 4.3% against the U.S. Dollar.

In 2011, there was a change in the basis for consolidating Financeira Itaú CBD S.A. from full to partial consolidation and Porto Seguro S.A. from consolidation to recognition under the equity method. See Note 2(b) to the annual consolidated financial statements.

b) Corporate structure and possibility of redemption of shares or quotas

As at December 31, 2013, the capital stock comprised 5,028,029,710 book-entry shares with no par value, of which 2,518,215,040 were common and 2,509,814,670 were preferred shares without voting rights, but with tag-along rights, in the event of a public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$60.000.000 (R$45.000.000 as at December 31, 2012), of which R$41.601.744 (R$31.159.313 as at December 31, 2011) is held by stockholders domiciled in the country and R$18.398.256 (R$13.840.687 as at 12/31/2011) is held by stockholders domiciled abroad.

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We deem the current Basel ratio of 16.6% based on the Financial Conglomerate Consolidated as at December 31, 2013 to be appropriate.

I - Cases for redemption

There is no case for the redemption of shares issued by the Company besides those which are legally provided for.

II - Formula for the calculation of the redemption value

Not applicable.

c) Payment capability in relation to the financial commitments assumed; d) Sources of financing used for working capital and investments in non-current assets used; e) Sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies; g) Limits on the use of the financing already contracted.

Our board of directors determines our policy regarding liquidity risk management, and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The Superior Institutional Treasury and Liquidity Committee (CSTIL), composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, the Superior Institutional Treasury and Liquidity Committee (CSTIL) considers the liquidity implications of each market segment and product. The institutional treasury unit of Itaú Unibanco Holding is responsible for day-to-day management of the Itaú Unibanco Group’s liquidity profile, within the parameters set by the Board of Directors and the Superior Institutional Treasury and Liquidity Committee (CSTIL). This includes an oversight responsibility with respect to all business units operating outside of Brazil

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries in Latin America and Europe. Our Brazilian operations include the financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay and Paraguay) and in Europe has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco Holding senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases). The United Kingdom and Colombia are the only countries in which we operate where local regulators have established local liquidity levels and regulations.

CMN regulation also establishes capital conservation and countercyclical buffers for Brazilian financial institutions, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal regulations. The reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

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The following table presents our operational liquidity reserve as at December 31, 2013 and 2012, as well as the yearly average.

	As of December, 31
	2013	2012	Average balance
	(In millions of R$)

Cash and deposits on demand	16,576	13,967	14,920
Funded positions of securities purchased under agreements to resell	23,979	22,896	27,299
Unencumbered governement securities	50,573	83,980	65,216
Operational reserve	91,128	120,843	107,434

Management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by CSTIL. These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (stress scenarios)

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on potential business opportunities.

We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil. However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets.

	Year Ended December 31,
	2013		2012		2011
	Average balance	% of Total	Average balance	% of Total	Average balance	% of Total
	(In millions of R$ except percentages)
Interest bearing liabilities	776,984	79.19%	670,969	79.10%	579,525	78.60%
Interest bearing deposits	213,088	21.72%	206,429	24.40%	189,461	25.70%
Savings deposits	93,448	9.52%	73,916	8.70%	61,482	8.30%
Deposits with banks	7,795	0.79%	7,487	0.90%	2,374	0.30%
Time deposits	111,845	11.40%	125,026	14.80%	125,606	17.10%
Deposits received under repurchase agreements	292,301	29.79%	226,135	26.70%	197,732	26.80%
Funds from the acceptance and issue of securities	51,703	5.27%	53,468	6.30%	35,622	4.80%
Borrowing and onlending	68,222	6.95%	56,047	6.60%	53,165	7.20%
Other obligations — Securitization of foreign payment orders and subordinated debt	54,050	5.51%	45,965	5.40%	36,589	5.00%
Technical provisions for insurance, pension plan and capitalization	97,620	9.95%	82,926	9.80%	66,955	9.10%
Non-interest bearing liabilities	204,140	20.81%	176,822	20.90%	157,045	21.30%
Non-interest bearing deposits	37,601	3.83%	30,386	3.60%	26,306	3.60%
Other non-interest bearing liabilities	166,539	16.97%	146,436	17.30%	130,738	17.70%
Total liabilities	981,124	100.00%	847,792	100.00%	736,569	100.00%

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Some of our long-term debt allows for the anticipation of the outstanding principal balance upon the occurrence of specified events, which are ordinarily found in long-term financing agreements. As at December 31, 2013, none of these events, including any events of default or failure to satisfy financial covenants, had occurred and we have no reason to believe that it is reasonably likely that any of these events will occur in 2014.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco Holding but are allowed to make deposits in Itaú Unibanco Holding, by means of Interbank Deposit Certificates (CDIs). These restrictions have not had and are not expected to have a material impact on our ability to meet our cash obligations.

The following table sets out the breakdown of our sources of funding as at December 31, 2013, 2012 and 2011.

	2013		2012		2011
	millions of R$	% of total funding	millions of R$	% of total funding	millions of R$	% of total funding
Deposits	274,383	36.6	243,200	34.7	242,636	41.9
Demand deposits	42,892	5.7	34,916	5.0	28,932	5.0
Savings deposits	106,166	14.1	83,452	11.9	67,170	11.6
Time deposits	117,131	15.6	117,232	16.7	144,469	24.9
Interbank deposits	8,194	1.1	7,600	1.1	2,065	0.4
Securities sold under repurchase agreements	292,179	38.9	288,818	41.2	188,819	32.6
Interbank market debt	111,119	14.8	96,665	13.8	90,187	15.6
Mortgage notes	181	0.0	227	0.0	244	0.0
Real estate credit bills	8,919	1.2	13,296	1.9	15,750	2.7
Agribusiness credit bills	7,273	1.0	5,322	0.8	3,284	0.6
Financial credit bills	13,823	1.8	18,695	2.7	14,308	2.5
Import and export Financing	33,638	4.5	23,077	3.3	21,142	3.6
Onlending-domestic	43,015	5.7	36,048	5.1	35,459	6.1
Liabilities from transactions related to credit assignments	4,233	0.6	-	-	-	-
Other	37	0.0	-	-	-	-
Institutional market debt	72,624	9.7	72,748	10.4	57,685	10.0
Debentures	-	-	1,569	0.2	1,039	0.2
Subordinated debt	56,564	7.5	55,180	7.9	39,715	6.9
Foreign borrowings through securities	16,060	2.1	15,999	2.3	16,931	2.9
Total	750,305	100.0	701,431	100.0	579,327	100.0

f) Indebtedness ratios and the characteristics of the debts, also describing:

I - Relevant loan and financing agreements

II - Other long-term relationships with financial institutions

The Issuer has funding, borrowings and onlendings as its main sources of financing. The breakdown of funding by maturity is as follows:

R$ million

	31/12/2013
	0-30	31-180	181-365	Over 365 days	Total	%
Deposits	163,085	33,345	12,108	65,845	274,383	36.8
Deposits received under securities repurchase agreements	145,242	13,663	15,191	118,084	292,179	39.1
Funds from acceptance and issuance of securities	2,916	10,422	9,354	23,564	46,256	6.2
Borrowings and onlending	4,388	18,545	15,644	38,076	76,653	10.3
Subordinated debt (*)	146	4,091	1,900	50,426	56,564	7.6
Total	315,779	80,066	54,197	295,995	746,036
% per maturity term	42.3	10.7	7.3	39.7
Total – 12/31/2012	285,726	76,162	58,019	281,522	701,430
% per maturity term	40.7	10.9	8.3	40.1

(*) Includes R$ 924,605 (R$ 807,189 at 12/31/2012) of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

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The table shows funding through the issue of subordinated debt securities up to December 31, 2013.

R$ million

Description
Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB – BRL
	1,865	2007	2014	100% of CDI + 0.35% to 0.6%	3,610
	33			IGPM + 7.22%	77
	1,000	2008	2014	112% of CDI	1,695
	400	2008	2015	119.8% of CDI	721
	50	2010	2015	113% of CDI	75
	466	2006	2016	100% of CDI + 0.7% (*)	971
	2,719	2010	2016	110% to 114% of CDI	4,069
	123			IPCA + 7.21%	198
	367	2010	2017	IPCA + 7.33%	594
				Total	12,009

Subordinated financial bills - BRL
	365	2010	2016	100% of CDI + 1.35% to 1.36%	379
	1,874			112% to 112.5% of CDI	1,940
	30			IPCA + 7%	44
	206	2010	2017	IPCA + 6.95% to 7.2%	261
	3,224	2011	2017	108% to 112% of CDI	3,356
	352			IPCA + 6.15% to 7.8%	451
	138			IGPM + 6.55% to 7.6%	184
	3,650			100% of CDI + 1.29% to 1.52%	3,740
	500	2012	2017	100% of CDI + 1.12%	504
	42	2011	2018	IGPM + 7%	53
	30			IPCA + 7.53% to 7.7%	37
	461	2012	2018	IPCA + 4.4% to 6.58%	554
	3,782			100% of CDI + 1.01% to 1.32%	3,859
	6,373			108% to 113% of CDI	6,644
	112			9.95% to 11.95%	130
	2	2011	2019	109% to 109.7% of CDI	2
	12	2012	2019	11.96%	15
	101			IPCA + 4.70% to 6.3%	118
	1			110% of CDI	1
	20	2012	2020	IPCA + 6% to 6.17%	25
	1			111% of CDI	1
	6	2011	2021	109.25% to 110.5% of CDI	7
	2,307	2012	2022	IPCA + 5.15% to 5.83%	2,655
	20			IGPM + 4.63%	22
				Total	24,983

Subordinated euronotes - USD
	1,000	2010	2020	6.2%	2,366
	1,000	2010	2021	5.75%	2,404
	750	2011	2021	5.75% to 6.2%	1,762
	550	2012	2021	6.2%	1,302
	2,625	2012	2022	5.5% to 5.65%	6,206
	1,870	2012	2023	5.13%	4,411
				Total	18,450

Subordinated bonds - CLP 41,528		2008	2033	3.5% to 4.5%	197
				Total	197
					-
Preferred shares - USD	393	2002	2015	3.04%	925

	Total				56,564

(*) Subordinated CDBs may be redeemed as from November 2011.

III - Level of subordination of debts

In the case of judicial or extrajudicial liquidation of the Issuer, there is an order of priority as to the repayment to the many creditors of the bankrupt estate. Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of repayment shall be obeyed: secured debts, unsecured debt, and subordinated debt. It is worth mentioning that, with respect to actual debt, creditors prefer secured debts rather than the others up to the limit of the asset pledged to secure them since there is no subordination among the unsecured creditors or subordinated creditors.

154

The funding through the issue of subordinated debt securities is as follows:

R$ thousand

	December 31 2013
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	3,496	1,885	6,628	12,009	21.2
Financial bills	71	400	5	24,506	24,983	44.2
Euronotes	75	182	-	18,254	18,512	32.8
Bonds	-	9	9	179	197	0.3
Eurobonds	-	-	-	-	-	-
(-) Transaction costs incurred (Note 4b)	-	-	-	(62)	(62)	(0.1)
TOTAL OTHER LIABILITIES	146	4,087	1,900	49,506	55,639
Redeemable preferred shares	-	4	-	921	925	1.6
GRAND TOTAL (*)	146	4,091	1,900	50,426	56,564
% per maturity term	0.3	7.2	3.4	89.1

	December 31 2012
	0-30	31-180	181-365	Over 365	Total	%
CDB	673	2,002	121	10,995	13,791	25.0
Financial bills	59	283	5	23,960	24,307	44.1
Euronotes	64	161	-	15,923	16,148	29.2
Bonds	-	4	6	177	187	0.3
Eurobonds	-	-	-	-	-	-
(-) Transaction costs incurred (Note 4b)	-	-	-	(61)	(61)	(0.1)
TOTAL OTHER LIABILITIES	797	2,449	132	50,994	54,372
Redeemable preferred shares	-	4	-	803	807	1.5
GRAND TOTAL (*)	797	2,453	132	51,797	55,179
% per maturity term	1.4	4.5	0.2	93.9

	December 31 2011
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	8,125	2,498	12,600	23,224	58.5
Financial bills	-	-	-	10,254	10,254	25.8
Euronotes	60	26	-	5,136	5,222	13.1
Bonds	-	3	3	293	299	0.8
Eurobondes	-	-	-	-	-	-
(-) Transaction costs incurred	-	-	-	(24)	(24)	(0.1)
TOTAL OTHER LIABILITIES	60	8,154	2,502	28,259	38,974
Redeemable preferred shares	-	3	-	737	741	1.9
GRAND TOTAL (*)	60	8,157	2,502	28,997	39,715
% per maturity term	0.1	20.5	6.3	73.0

A table showing the funding through issue of subordinated debt securities is included in Item 10.1. (f.II) of this form.

155

IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debt, the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control

A portion of our long-term debt has a provision regarding the early repayment of the principal upon the occurrence of certain events, as is the norm with long-term finance contracts. As at December 31, 2013, no event of default or non-compliance with finance covenants had occurred.

Additionally, in March 2010, Itaú Unibanco Holding S.A. established a program for the issue and distribution of notes through certain financial intermediaries (the “Program”). The Program establishes that the Issuer itself, or its Cayman Islands branch, will issue subordinated or senior notes (“Notes”) up to the limit of US$10,000,000,000.00 (ten billion U.S. Dollars). On February 20, 2013, we increased the limit to US$ 100,000,000,000.00 (one hundred billion U.S. Dollars).

To date, the following issues (the “Issues”) have been completed in accordance with the Program:

(i) First Issue: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. Dollars) issued on April 15, 2010, with maturity on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ii) Second Issue: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. Dollars) issued on September 23, 2010, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iii) Third Issue: Senior Notes amounting to R$500,000,000.00 (five hundred million Reais) issued on November 23, 2010, with maturity on November 23, 2015, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iv) Reopening of the Second Issue: Subordinated Notes amounting to US$250,000,000.00 (two hundred and fifty million U.S. dollars) issued on January 31, 2011, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the second issue of subordinated notes and are the second series of the second issue of subordinated notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issue share the same ISIN and CUSIP code and are fungible with each other;

(v) Fourth Issue: Subordinated Notes amounting to US$500,000,000.00 (five hundred million U.S. Dollars) issued on June 21, 2011, with final maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(vi) Reopening of the Fourth Issue: Subordinated Notes amounting to US$550,000,000.000 (five hundred fifty million U.S. Dollars) issued on January 24, 2012, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes described herein were issued and distributed by reopening the fourth issue of subordinated notes and are the second series of the fourth issue of subordinated notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issue share the same ISIN and CUSIP code and are fungible with each other;

(vii) Fifth Issue: Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million U.S. Dollars) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(viii) Sixth Issue: Subordinated Notes amounting to US$1,375,000,000.00 (one billion, three hundred seventy-five million U.S. Dollars) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; and

(ix) Seventh Issue: Subordinated Notes amounting to US$1,870,000,000.00 (one billion, eight hundred seventy million U.S. Dollars) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange.

156

The Program and the Issues impose certain conditions and restrictions on the Issuer, as follows:

a.	Disposal of Assets and Disposal of Shareholding Control

As a general rule, the Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as mergers and spin-off processes) without the consent of the owners of the Notes, provided that, as a result of the transactions above:

(i)	The entity that receives these assets or succeeds the Issuer undertakes to comply with all obligations of repayment relating to the principal and interest arising from any notes issued as provided for in the Program, as well as undertaking to assume all other obligations imposed on the Issuer;

(ii)	No event of default occurs by carrying out these transactions; and

(iii)	From the first public announcement of the transaction and before its completion: the management of the Issuer represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer, and a legal opinion is issued by the legal advisors of the Issuer on the assumption of obligations arising from the Program by the new entity that will take over the assets or that will succeed the Issuer.

g) limits on the use of the financing already contracted.

Not applicable.

157

h) Significant changes in each item of the financial statements

We present below the main changes in the balance sheet accounts, at December 31, 2013, 2012 and 2011.

R$ million

Assets	31/12/2013	31/12/2012	31/12/2011	2013 X 2012	2012 X 2011

Current and long-term receivables	1,088,131	1,001,212	839,422	8.7%	19.3%
Cash and cash equivalents	16,576	13,967	10,633	18.7%	31.4%
Interbank investments	159,653	182,034	116,082	-12.3%	56.8%
Securities and derivative financial instruments	297,334	276,174	187,880	7.7%	47.0%
Interbank and interbranch accounts	78,100	64,610	98,923	20.9%	(34.7%)
Operations with credit granting characteristics and other receivables	412,235	366,285	345,483	12.5%	6.0%
(Allowance for loan losses)	(26,371)	(27,745)	(25,772)	-5.0%	7.7%
Other assets	150,604	125,887	106,193	19.6%	18.5%
Permanent assets	17,591	13,213	11,909	33.1%	10.9%
Investments	3,439	2,956	2,717	16.3%	8.8%
Fixed assets and leased assets	6,511	5,566	5,287	17.0%	5.3%
Goodwill	1,921	101	96	1802.0%	5.7%
Intangible assets	5,720	4,589	3,810	24.6%	20.4%
Total assets	1,105,721	1,014,425	851,332	9.0%	19.2%

Liabilities	31/12/2013	31/12/2012	31/12/2011	2013 X 2012	2012 X 2011
Current and long-term liabilities	1,021,668	938,165	777,407	8.9%	20.7%
Deposits	274,383	243,200	242,636	12.8%	0.2%
Demand deposits	42,891	34,916	28,933	22.8%	20.7%
Savings depositsa	106,166	83,451	67,170	27.2%	24.2%
Interbank depositss	8,194	7,600	2,066	7.8%	267.9%
Time deposits	117,131	117,232	144,469	-0.1%	(18.9%)
Deposits received under securities repurchase agreements	292,179	288,818	188,819	1.2%	53.0%
Funds from acceptance and issuance of securities	46,256	55,108	51,557	-16.1%	6.9%
Interbank and interbranch accounts	5,117	4,979	4,048	2.8%	23.0%
Borrowings and onlending	76,653	59,125	56,602	29.6%	4.5%
Derivative financial instruments	11,420	11,128	6,807	2.6%	63.5%
Technical provisions for insurance, pension plan and capitalization	102,060	93,210	73,754	9.5%	26.4%
Other liabilities	213,598	182,598	153,183	17.0%	19.2%
Foreign exchange portfolio	46,308	31,104	26,182	48.9%	18.8%
Subordinated debt	55,639	54,372	38,974	2.3%	39.5%
Sundry	111,651	97,121	88,027	15.0%	10.3%
Deferred income	1,125	1,137	836	-1.0%	36.0%
Minority interest in subsidiaries	1,903	903	1,741	110.8%	(48.1%)
Stockholders' equity	81,024	74,220	71,347	9.2%	4.0%
Total liabilities	1,105,721	1,014,425	851,332	9.0%	19.2%

The total balance of assets was R$1,105,721 million, at the end of 2013, an increase of 9.0% compared to the previous year. As at December 31, 2012, the total consolidated assets of Itaú Unibanco amounted to R$1,014,425 million, an increase of 19.2% compared to the balance of R$851,332 million, as at December 31, 2011.

The balance of loan operations, without endorsements and sureties, reached R$412,235 million on December 31, 2013, an increase of 12.5% in relation to December 31, 2012. In Brazil, the portfolio of loans to individuals totaled R$168,199 million, an increase of 12.0% compared to the same period of 2012. In the large companies segment, the portfolio balance was R$126,180 million and in the very small, small and middle-market companies segment it reached R$81,601 million, an increase of 21.6% and a decrease of 4.2% compared to December 31, 2012, respectively. The loan and financing operations targeted at the retail market increased 6.1% in the period, totaling R$249,801 million. In 2013, the real estate loan portfolio in Brazil reached R$34,151 million, an increase of 32.2% compared to the previous year. The volume of real estate loans to individual borrowers was R$24,209 million, whereas loans to businesses reached R$9,941 million

158

The balance of loan operations, without endorsements and sureties, reached R$366,285 million on December 31, 2012, an increase of 6.0% in relation to December 31, 2011. In Brazil, the portfolio of loans to individuals totaled R$150,229 million, an increase of 1.1% compared to the same period of 2011. In the large companies segment, the portfolio balance was R$103,728 million and in the very small, small and middle-market companies segment it reached R$85,185 million, an increase of 14.6% and a decrease of 2.3% compared to December 31, 2011, respectively. The loan and financing operations targeted at the retail market decreased 0.1% in the period, totaling R$235,414 million. In 2012, the real estate loan portfolio in Brazil reached R$25,837 million, an increase of 32.2% compared to the previous year. The volume of real estate loans to individual borrowers was R$18,047 million, whereas loans to businesses reached R$7,790 million.

Our main sources of funding are deposits received under repurchase agreements, in the amount of R$292,179 million, and deposits, in the amount of R$274,383 on December 31, 2013. Deposits include demand, savings account and interbank deposits. On December 31, 2013, total deposits reached R$274,383 million, representing 36.6% of total funds. On December 31, 2012, total deposits reached approximately R$243,200 million, representing 34.7% of total funds. On December 31, 2011, total deposits reached approximately R$242,636 million, representing 41.9% of total funds. On December 31, 2013, 2012 and 2011, time deposits represented 42.7%, 48.2% and 59.5%, respectively, of total deposits.

The deposits balance, on December 31, 2013, increased 12.8%, compared to the same period of the previous year, impacted by an increase of 27.2% in funding through savings deposits and an increase of 22.8% in funding through demand deposits.

The deposits balance, on December 31, 2012, increased by 0.2%, compared to the same period of the previous year, basically due to an increase of 24.2% in funding through savings deposits and an increase of 20.7% in funding through demand deposits and, offset by a 18.9% decrease in funding through time deposits.

Consolidated stockholders’ equity totaled R$81,024 million, on December 31, 2013, compared to R$74,220 million, at the end of 2012, and R$71,347 million, on the same date in 2011, representing an increase of 9.2%, on December 31, 2013, as compared to 2012 and of 4.0%, on December 31, 2012, as compared to the same period of 2011. The variation for 2013, 2012 and 2011 is basically due to the results for the periods. In 2012, the recording of the acquisition of Redecard’s minority interest as a capital transaction contributed to the increase in stockholders’ equity.

159

In millions of R$

	2013	2012	2011	2010	2013 X 2012	2012 X 2011
Income from financial operations before loan losses	45,119	50,496	47,224	44,647	-10.6%	6.9%
Results of loan losses	(13,595)	(19,362)	(14,424)	(9,911)	-29.8%	34.2%
Expenses for allow ance for loan losses	(18,655)	(24,025)	(19,912)	(14,121)	-22.4%	20.7%
Income from recovery of credits w ritten off as losses	5,060	4,663	5,488	4,209	8.5%	-15.0%
Gross income from financial operations	31,525	31,134	32,800	34,736	1.3%	-5.1%
Other operating income/expenses	(11,769)	(14,845)	(14,545)	(14,481)	-20.7%	2.1%
Banking service fees	16,811	14,488	13,912	12,341	16.0%	4.1%
Income from bank charges	7,255	5,825	5,135	4,760	24.5%	13.4%
Results of insurance, pension plan and capitalization operations	3,528	2,990	2,714	2,100	18.0%	10.2%
Personnel expenses	(15,329)	(14,027)	(13,356)	(12,452)	9.3%	5.0%
Other administrative expenses	(15,087)	(14,192)	(14,100)	(13,598)	6.3%	0.7%
Tax expenses	(4,328)	(4,485)	(4,092)	(4,168)	-3.5%	9.6%
Equity in earnings of affiliated/subsidiary companies	834	335	39	423	149.0%	749.1%
Other operating income	957	278	378	529	244.2%	-26.4%
Other operating expenses	(6,409)	(6,058)	(5,177)	(4,415)	5.8%	17.0%
Operating income	19,756	16,289	18,255	20,255	21.3%	-10.8%
Non-operating income	37	1,242	191	81	-97.0%	550.7%
Income (loss) before taxes on income and profit sharing	19,793	17,531	18,445	20,336	12.9%	-5.0%
Income tax and social contributions	(3,702)	(3,224)	(2,855)	(5,886)	14.8%	12.9%
Profit sharing - statutory	(259)	(159)	(192)	(261)	62.8%	-17.1%
Management members - statutory	(259)	(159)	(192)	(261)	62.8%	-17.1%
Minority interests in subsidiaries	(136)	(554)	(778)	(866)		-28.8%
Net income	15,696	13,594	14,621	13,323	15.5%	-7.0%

Item 10.1 – Additional information:

Not applicable.

Comments on the main changes in the statements of income for 2013, 2012 and 2011 are included in Item 10.2. (a) of this form.

10.2 – Directors should comment on:

a)	Results of operations, in particular:

I - Description of any important components of revenue

II - Factors that materially affected operating income and expenses

Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Highlights

In the year ended December 31, 2013, consolidated net income amounted to R$15,696 million with annualized return on average equity of 20.7%. On December 31, 2013, consolidated assets totaled R$1,105,721 million and consolidated stockholders’ equity was R$81,024 million, compared to R$1,014,425 million and R$74,220 million, respectively, on December 31, 2012. On December 31, 2013, the BIS ratio of the financial system consolidated was 16.6%.

The balance of loan operations, including endorsements and sureties, was R$483,397 million on December 31, 2013, an increase of 13.3% when compared to December 31, 2012. This increase was mainly due to lower risk portfolios and spreads in 2013 as compared to 2012. On December 31, 2013, loans to individuals grew 12.1%, whereas loans to companies increased 11.7%, when compared to December 31, 2012. For loans to individuals, the highlights were payroll loans and real estate loans, with increases of 66.6% and 34.1% when compared to the year ended December 31, 2012, respectively, mainly due to the association with Banco BMG for payroll loan origination and to the favorable environment in Brazil for real estate loans, as we focused on lower risk portfolios. With respect to loans to companies, the corporate portfolio increased 20.4% in 2013, in relation to December 31, 2012, and this growth was partially offset by a 3.9% decrease in the very small, small and medium sized companies’ portfolio. In 2013, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased 33.4% compared to December 31, 2012. This increase reflects the growth of our operations abroad and the depreciation of the Brazilian real against the currencies of these countries and the U.S. dollar in the year ended December 31, 2013.

160

The result of the allowance for loan and lease losses (expenses for allowance for loan and lease losses net of recovery of loans written off as losses) decreased 29.8% in the year ended December 31, 2013, when compared to the year ended December 31, 2012. This decrease was mainly due to the decrease in the default rate arising from our focus on lower risk portfolios of products and clients. The default rate (loan operations overdue for more than 90 days) was 3.7% on December 31, 2013, a decrease of 110 basis points when compared to December 31, 2012, the lowest historical level since the Itaú and Unibanco merger in November 2008. Excluding Credicard portfolio, the ratio would have reached 3.6% on December 31, 2013.

The 90-day coverage ratio (defined as the total allowance for loan losses as a percentage of loans in our portfolio, which are overdue for 90 days or more) was 174%, on December 31, 2013 compared to a 90-day coverage ratio of 158% on December 31, 2012. On December 31, 2013, the minimum allowance for loan and lease losses required by CMN Resolution No. 2,682 was increased by R$159 million, reaching R$5,217 million. The renegotiated loan portfolio (including extended, modified and deferred repayments) totaled R$12,880 million on December 31, 2013, representing 3.1% of our total loan portfolio, a decrease of 90 basis points in relation to December 31, 2012.

Net Income

The table below shows the major components of net income, for the years ended December 31, 2013 and 2012.

	Year Ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Income from financial operations	93,821	99,878	(6.1)%
Expenses from financial operations	(48,702)	(49,382)	(1.4)%
Income from financial operations before loan losses	45,119	50,496	(10.6)%
Results of loan losses	(13,595)	(19,362)	(29.8)%
Gross income from financial operations	31,525	31,134	1.3%
Other operating revenue (expenses)	(11,769)	(14,845)	(20.7)%
Operating income	19,756	16,289	21.3%
Non-operating income	37	1,242	(97.0)%
Income before taxes on income and profit sharing	19,793	17,531	12.9%
Income tax and social contribution expense	(3,702)	(3,224)	14.8%
Profit sharing	(259)	(159)	62.8%
Minority interest in subsidiaries	(136)	(554)	(75.4)%
Net income	15,696	13,594	15.5%

For the year ended December 31, 2013, net income was influenced by non-recurring results. Please refer to Note 22(k) to our consolidated financial statements.

161

Income from Financial Operations

The table below shows the major components of our income from financial operations, for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Loan, lease and other credit operations	58,839	60,164	(2.2)%
Securities and derivative financial instruments	25,337	25,803	(1.8)%
Insurance, pension plan and capitalization	3,893	7,144	(45.5)%
Foreign exchange operations	1,325	1,283	3.3%
Compulsory deposits	4,428	5,484	(19.3)%
Total income from financial operations	93,821	99,878	(6.1)%

Income from financial operations decreased by 6.1% from R$99,878 million, for the year ended December 31, 2012, to R$93,821 million, for the year ended December 31, 2013, a decrease of R$6,057 million. This decrease is primarily due to the decrease in income from insurance, pension plan and capitalization, from loan operations, from compulsory deposits and from securities and derivative financial instruments.

Income from Loans, Leases, and Other Loan Operations, including sureties and endorsements

Income from loans, leases, and other credit operations decreased by 2.2% from R$60,164 million, for the year ended December 31, 2012, to R$58,839 million, for the year ended December 31, 2013, a decrease of R$1,325 million. This decrease was mainly due to the change in our loan portfolio mix, focused on lower risk products and clients, which resulted in lower spreads and default rates.

The table below shows the volume of credit transactions with loans (including endorsements and sureties) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and size of customer for companies.

	Year ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Loans to individuals	168,968	150,697	12.1%
Credit card	54,234	40,614	33.5%
Personal loans	27,373	26,999	1.4%
Payroll loans	22,578	13,551	66.6%
Vehicles	40,319	51,220	(21.3)%
Mortgage loans(1)	24,209	18,047	34.1%
Rural loans(1)	254	266	(4.6)%
Loans to companies(1)	275,340	246,605	11.7%
Large companies	190,140	157,912	20.4%
Very small, small and middle market	85,200	88,693	(3.9)%
Latin America	39,088	29,293	33.4%
Total of loans, leases and other credit operations (including sureties and endorsements)	483,397	426,595	13.3%

(1)    Real estate loan and rural loan portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. As of December 31, 2013, the total real estate loan portfolio in Brazil totaled R$34,151 million and the total rural loan portfolio totaled R$7,268 million, compared to R$25,837 million and R$6.616 million, respectively, as of December 31, 2012.

162

The balance of loan operations, including endorsements and sureties, was R$483,397 million on December 31, 2013, an increase of 13.3% when compared to R$426,595 million on December 31, 2012, in line with the growth of the market for private banks. This increase was mainly due to lower risk portfolios and spreads in 2013 as compared to 2012. The portfolio of loans to individuals totaled R$168,968 million on December 31, 2013, an increase of 12.1% compared to December 31, 2012. The credit card and personal loan portfolios grew 33.5% and 1.4%, respectively, when compared to December 31, 2012. The payroll loan portfolio increased 66.6% in relation to December 31, 2012, mainly due to the payroll loans acquired from Banco BMG S.A., as we focused on lower risk portfolios. Vehicle financing decreased by 21.3% on December 31, 2013 compared to December 31, 2012, as a result of our stricter requirements for granting loans during this period, which have led to higher down payment requirements and shorter financing terms. Real estate loans to individuals increased by 34.1% on December 31, 2013, resulting from the favorable Brazilian environment for this particular line of credit. Loans to companies totaled R$275,340 million, an increase of 11.7% in relation to December 31, 2012, mainly influenced by the increase in loans to large companies. Loans to large companies totaled R$190,140 million on December 31, 2013, a growth of 20.4% as compared to December 31, 2012, mainly due to export/import financing and payroll loans acquired from other financial institutions. In 2013, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased 33.4% compared to December 31, 2012. This increase reflects the growth of our operations abroad and the depreciation of the Brazilian real against the currencies of these countries and the U.S. dollar in the year ended December 31, 2013.

Our portfolio of loans under renegotiation, including extended, modified and deferred repayments, totaled R$12,880 million on December 31, 2013, representing 3.1% of our total loan portfolio. On December 31, 2013, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 51.9%, a 160 basis point increase, as compared to December 31, 2012. On December 31, 2013, the default rate in relation to renegotiated loans was 30.0%, a decrease of 360 basis points.

Income from Securities and Derivative Financial Instruments

Income from securities and derivative financial instruments decreased by 1.8%, or R$465 million, from R$25,803 million for the year ended December 31, 2012, to R$25,337 million for the year ended December 31, 2013. This decrease in income from securities and derivative financial instruments reflects the lower gains from derivative financial instruments used to hedge the impact of exchange rate variations on our investments in subsidiaries abroad and a reduction in the SELIC rate.

Income from Insurance, Pension Plan and Capitalization

Income from insurance, pension plan and capitalization decreased by 45.5%, from R$7,144 million, for the year ended December 31, 2012, to R$3,893 million for the year ended December 31, 2013, a decrease of R$3,251 million. This was due to decreased revenue from pension plans, impacted by higher future interest rates that affected fixed income funds in the pension market.

Income from Foreign Exchange Operations

Income from foreign exchange operations increased from R$1,283 million, for the year ended December 31, 2013, to R$1,325 million for the year ended December 31, 2013. This increase in income from foreign exchange operations was mainly due to higher arbitrage gains on foreign exchange operations.

Income from Compulsory Deposits

Income from compulsory deposits decreased 19.3%, or R$1,056 million, from R$5,484 million, for the year ended December 31, 2012, to R$4,428 million for the year ended December 31, 2013. On December 31, 2013, we had compulsory deposits of R$77,010 million compared to R$63,701 million on December 31, 2012, of which R$71,877 million and R$57,253 million, respectively, were interest-earning. This decrease was primarily due the decrease in the average SELIC rate from 8.6%, during the year ended December 31, 2012 to 8.3%, during the year ended December 31, 2013.

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Expenses on Financial Operations

The following table describes the main components of our expenses on financial operations in 2013 and 2012.

	Year ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Money market	41,599	40,426	2.9%
Technical provisions for pension plan and capitalization	3,436	6,513	(47.2)%
Borrowing and onlending	3,666	2,443	50.1%
Total expenses on financial operations	48,702	49,382	(1.4)%

Expenses on financial operations decreased by 1.4%, from R$49,382 million for the year ended December 31, 2012 to R$48,702 million for the year ended December 31, 2013, a decrease of R$680 million, mainly due to the decrease in money market expenses as discussed below.

Money Market Expenses

Expenses on money market transactions increased by 2.9%, from R$40.426 million for the year ended December 31, 2012 to R$41,599 million for the year ended December 31, 2013, an increase of R$1,173 million. This increase was influenced by an increase in the balance of deposits and the impact of exchange rate variations on liabilities denominated in, or indexed to, foreign currencies. This decrease was partially offset by the decrease in the average SELIC rate from 8.6%, in the year ended December 31, 2012, to 8.3%, in the year ended December 31, 2013.

Expenses on Technical Provisions for Insurance, Pension Plan and Capitalization

Expenses on technical provisions for insurance, pension plan and capitalization operations increased by 47.2%, from R$6,513 million for the year ended December 31, 2012 to R$3,436 million for the year ended December 31, 2013, a decrease of R$3,077 million, mainly due to a decrease in expenses on pension plans.

Expenses on Borrowings and Onlendings

Expenses on borrowings and onlendings increased 50.1%, or R$1,223 million, from R$2,443 million, for year ended December 31, 2012, to R$3,666 million, for the year ended December 31, 2013, mainly due to the impact of exchange rate variations on borrowings and onlendings denominated in or indexed to foreign currencies.

Income from Financial Operations before Loan Losses

Income from financial operations before loan losses increased by 10.6%, from R$50,496 million, for the year ended December 31, 2012, to R$45,119 million, for the year ended December 31, 2013, a decrease of R$5,337 million, mainly as a result of the factors described in the topics of “— Income from Financial Operations” and “— Expenses on Financial Operations.”

Result of Allowance for Loan Losses

The result of allowance for loan losses decreased by 29.8% in relation to 2012, from R$19,362 million for the year ended December 31, 2012 to R$13,595 million for the year ended December 31, 2013, a drop of R$5,767 million. The following table describes the main components of the result of allowance for loan losses for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Expenses for allowance for loan losses	(18,655)	(24,025)	(22.4)%
Income from recovery of credits written off as loss	5,060	4,663	8.5%
Result of allowance for loan losses	(13,595)	(19,362)	(29.8)%

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Expenses for Allowance for Loan Losses

Expenses relating to the allowance for loan losses decreased by 22.4%, from R$24,025 million for the year ended December 31, 2012 to R$18,665 million for the year ended December 31, 2013, a decrease of R$5,370 million. This decrease is mainly due to the adoption of a policy of stricter selectivity in origination, which gave rise to lower default levels. Our ninety-day non-performing loan ratio on December 31, 2013 was 3.7%, a 110 basis point decrease in relation to the same period of 2012.

On December 31, 2013, the balance of the allowance for loan losses totaled R$26,371 million. Of this total, R$21,154 million relates to the minimum level required by CMN Resolution No. 2,682 and R$5,271 million relates to the complementary provision. In the same period, the ratio between the allowance for loan losses and our loan portfolio reached 6.4%, a 120 basis point drop in relation to December 31, 2012.

Income from the Recovery of Credits Written Off as Losses

Income from the recovery of credits written off as losses amounted to R$5,060 million, for the year ended December 31, 2013, an increase of 8.5% compared to the same period of the previous year, when this income was R$4,663 million. Our improved collection efforts were the main reason for this increase.

Gross Income from Financial Operations

Gross income from financial operations increased 1.3%, from R$31,134 million for the year ended December 31, 2012 to R$31,525 million in the same period of 2013. The increase of R$391 million is due to the increase in the result of the allowance for loan and lease losses.

Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses), for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Variation (%)
	(In millions of R$)
Banking service fees and income from bank charges	24,066	20,313	18.5%
Results from insurance, pension plans and capitalization	3,528	2,990	18.0%
Personnel expenses	(15,329)	(14,027)	9.3%
Other administrative expenses	(15,087)	(14,192)	6.3%
Tax expenses	(4,328)	(4,485)	(3.5)%
Equity in the earnings of affiliates and other investments	834	335	149.0%
Other operating revenue	957	278	244.2%
Other operating expenses	(6,409)	(6,058)	5.8%
Total other operating revenue (expenses)	(11,769)	(14,845)	(20.7)%

Banking Service Fees and Income from Banking Charges

Banking service fees and income from banking charges increased by 18.5%, from R$20,313 million for the year ended December 31, 2012 to R$24,066 million for the year ended December 31, 2013, an increase of R$3,753 million.

Banking service fees increased 16.0%, from R$14,488 million for the year ended December 31, 2012 to R$16,811 million for the year ended December 31, 2013, an increase of R$2,323 million. This increase was mainly due to the increase of R$1,445 million, or 23.5%, in income from credit cards when compared to December 31, 2012. Asset management revenues also increased 15.9%, or R$491 million, compared to December 31, 2012, mainly due to the 7.7% increase in revenues from consortia management, from R$ 218 million, for the year ended December 31, 2012, to R$ 410 million, for the year ended December 31, 2013.

Income from banking charges increased 24.5%, from R$5,825 million for the year ended December 31, 2012, to R$7,255 million for the year ended December 31, 2013, an increase of R$375 million, mainly influenced by the increase of R$819 million, or 35.0%, in income from checking account services, due to the greater volume of transactions and sales of new service packages, and by the increase of R$427 million in revenues from annual credit card fees.

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Result from Insurance, Pension Plan and Capitalization Operations

Results from insurance, pension plans and capitalization operations increased 18.0%, from R$2,990 million for the year ended December 31, 2012 to R$3,528 million for the year ended December 31, 2013, an increase of R$538 million, mainly influenced by lower expenses from changes in technical provisions in the period.

Personnel Expenses

Our personnel expenses increased 9.3%, from R$14,027 million for the year ended December 31, 2012 to R$15,329 million for the year ended December 31, 2013, an increase of R$1,302 million. The increase in personnel expenses was mainly due to the impact of the labor union agreements reached in October 2012 and 2013, which adjusted by 7.5% and 8.0%, respectively, the compensation, social benefits and charges, with a provision for the related impacts as from September each year.

Other Administrative Expenses

Administrative expenses increased 6.3%, from R$14,192 million for the year ended December 31, 2012 to R$15,087 million for the same period of 2013, an increase of R$895 million. This increase in other administrative expenses was mainly due to increased expenses on advertising, promotions and publications and expenses related to higher operating activity, especially those related to data processing and telecommunication. Additionally, our depreciation and amortization expenses increased 13.7% in relation to the previous year, mainly due to higher expenses on software amortization.

Tax Expenses

Our tax expenses decreased 3.5%, from R$4,485 million for the year ended December 31, 2012 to R$4,328 million in 2013, a decrease of R$157 million. The decrease is mainly due to the effect from the results of the hedge of our investments in subsidiaries abroad using foreign-currency denominated liabilities or derivative instruments which are deductible for the purpose of Brazilian taxes.

Equity in the Earnings of Affiliates and Other Investments

Our equity in the earnings of affiliates and other investments increased 149.0%, from R$335 million for the year ended December 31, 2012 to R$834 million in 2013, an increase of R$499 million, mainly due to the higher results from the interest in Porto Seguro Itaú Unibanco Participações S.A. and to the effect of the appraisal of the investment by the Brazilian Reinsurance Institute (“Instituto de Resseguros do Brasil – IRB”) under the equity method as from the fourth quarter of 2013, considering the evaluation of significant influence after the completion of the privatization process. For further information, see Note 16 (a) to the annual consolidated financial statements.

Other Operating Revenues

Other operating revenues increased 244.2%, from R$278 million for the year ended December 31, 2012 to R$957 million in 2013, an increase of R$678 million.

Other Operating Expenses

Other operating expenses increased 5.8%, from R$6,058 million for the year ended December 31, 2012 to R$6,409 million in 2013, an increase of R$351 million, mainly due to the increase in the provision for tax and social security contingencies.

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Operating Income

Our operating income increased 21.3%, from R$16,289 million for the year ended December 31, 2012 to R$19,756 million in 2013, an increase of R$3,467 million.

Non-Operating Income

Our non-operating income decreased 97% in relation to the previous year, from R$1,242 million for the year ended December 31, 2012 to R$37 million in 2013, a decrease of R$1,205 million. In 2012, we recorded the income from the sale of our interest in Serasa S.A. in the amount of R$1,542 million.

Income before Taxes on Income and Profit Sharing

Income before taxes on income and profit sharing increased 12.9% for the year ended December 31, 2012, from R$17,531 million to R$19,793 million for the year ended December 31, 2013, an increase of R$2,262 million.

Income Tax and Social Contribution Expenses

The table below shows the major components of our income tax and social contribution expenses for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Variation (%)
	(In m illions of R$)
Income before income tax and social contribution	19,793	17,531	12.9%
Charges (income tax and social contribution) at the rates in effect	(7,917)	(7,012)	12.9%
Increase/decrease to income tax and social contribution charges arising from:
(Additions) exclusions	4,215	3,788	11.3%
Foreign exchange variation on investments abroad	1,375	617	122.9%
Interest on capital	1,619	1,789	(9.5)%
Dividends, interest on external debt bonds and tax incentives	170	188	(9.6)%
Prior period increases (reversal)	-	738	(100.0)%
Other	1,050	456	130.3%
Total income tax and social contribution expense	(3,702)	(3,224)	14.8%

Income tax and social contributions increased 14.8%, totaling R$3,702 million for the year ended December 31, 2013, when compared to an expense of R$3,224 million in 2012. The increase in income tax and social contributions is in line with the increase in income tax and social contributions before taxes.

Total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis and, on the other hand, certain amounts are treated as taxable income or deductible expenses in determining our taxes on income, but do not affect our income statement. These items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable if they represent a gain, or are not deductible if they represent a loss, but instead they constitute permanent differences. From an economic perspective, we hedge our investments in our subsidiaries abroad using foreign currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible for Brazilian taxes purposes. In the year ended December 31, 2013, the depreciation of the Brazilian real against the foreign currencies in which our subsidiaries operate generated losses that were not deductible for tax purposes. The depreciation of the Brazilian real generated taxable gains on derivative instruments used as economic hedges, and taxable exchange rate gains on liabilities used as economic hedges.

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Profit Sharing

The profit sharing of members of our management increased 62.8%, from R$159 million for the year ended December 31, 2010 to R$259 million in 2013, an increase of R$100 million.

Minority Interests in Subsidiaries

Results from minority interest in subsidiaries decreased from an expense of R$554 million for the year ended December 31, 2012, to an expense of R$136 million for the year ended December 31, 2013, a decrease of 75.4%, or R$418 million, mainly due to the acquisition of our interest in Redecard S.A. For further information, see Note 16(e) to the annual consolidated financial statements.

Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Highlights

For the year ended December 31, 2012, consolidated net income amounted to R$13,594 million with annualized return on average equity of 18.4%. On December 31, 2012, consolidated assets totaled R$1,014,425 million and consolidated stockholders’ equity was R$74,220 million, compared to R$851,332 million and R$71,347 million, respectively, on December 31, 2011. On December 31, 2012, our solvency ratio on a fully consolidated basis was 16.7%.

The balance of loan operations, including endorsements and sureties, was R$426,595 million on December 31, 2012, an increase of 7.5% when compared to December 31, 2011. The balance of loan operations, including endorsements and sureties, grew at a slower pace in 2012 compared to 2011. On December 31, 2012, loans to individuals grew 1,1%, whereas loans to companies increased 8.5%, when compared to December 31, 2011. For loans to individuals, the highlights were real estate loans and payroll loans, with increases of 34.2% and 34.1% when compared to the year ended December 31, 2011, respectively, mainly due to the association favorable environment in Brazil for real estate loans and payroll loans acquired from Banco BMG S.A., as we focused on lower risk portfolios. With respect to loans to companies, the corporate portfolio increased 15.2% in 2012, in relation to December 31, 2011, and this growth was partially offset by a 1.6% decrease in the very small, small and medium sized companies’ portfolio. In 2012, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased 41.7% compared to December 31, 2011. This increase reflects the growth of our operations abroad and the depreciation of the Brazilian real against the currencies of these countries and the U.S. dollar in the year ended December 31, 2012.

The result of the allowance for loan and lease losses (expenses for allowance for loan and lease losses net of recovery of loans written off as losses) increased 34.2% in the year ended December 31, 2012, when compared to the year ended December 31, 2011. This increase is primarily due to an increase in default rates, especially on vehicle loans and personal loans, which follow the general trends observed in the Brazilian financial market. In addition, this increase reflects the expected loss model adopted in our credit risk management which anticipates the provision for losses for scenarios of expected growth in default rates. The default rate (loan operations overdue for more than 90 days) was 4.8% on December 31, 2012, representing a ten basis point decrease when compared to December 31, 2011. In the fourth quarter of 2012, we assigned to our affiliate companies a R$480 million portfolio of vehicle loans overdue for more than 360 days. Excluding the impact of these assignment transactions, the 90 day non-performing loan ratio as at December 31, 2012 would have been 4.9%. As from 2013, our intention is to continue to assign assets with these characteristics.

The 90-day coverage ratio (defined as the total allowance for loan losses as a percentage of loans in our portfolio, which are overdue for 90 days or more) was 158%, on December 31, 2012 compared to a 90-day coverage ratio of 153% on December 31, 2011. When the default rate decreases, an increase in the coverage ratio is expected. The allowances for loan losses are reversed only when there is a strong indication of the recovery of overdue loans, increasing the coverage ratio. During the year ended December 31, 2012, we made up a provision of R$5,058 million to supplement the minimum level of allowance for loan losses required by CMN Resolution No. 2,682. The portfolio of renegotiated loans (including extended, modified and deferred repayments) amounted to R$14,519 million, as at December 31, 2012, representing 4.0% of our total loan portfolio, an increase of 60 basis points, compared to December 31, 2011, mainly due to an increase in the amount of renegotiated collateralized loans (mainly vehicle loans).

Net Income

The table below shows the major components of net income, for the years ended December 31, 2012 and 2011.

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	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)
Incomefrom financial operations	99,878	101,366	(1.5)%
Expenseson financial operations	(49,382)	(54,143)	(8.8)%
Income from financial operations before loan losses	50,496	47,224	6.9%
Resultsofloanlosses	(19,362)	(14,424)	34.2%
Gross income from financial operations	31,134	32,800	(5.1)%
Otheroperatingrevenue (expenses	(14,845)	(14,545)	2.1%
Operating income	16,289	18,255	(10.8)%
Non-operatingincome	1,242	191	n.m.
Income before taxes on income and profit sharing	17,531	18,445	(5.0)%
Income tax and social contribution expenses	(3,224)	(2,855)	12.9%
Profit sharing	(159)	(192)	(17.2)%
Minorityinterests in subsidiaries	(554)	(777)	(28.7)%
Net income	13,594	14,621	(7.0)%

For the year ended December 31, 2012, our net income was influenced by the realization of assets of R$836 million, mainly due to the sale of our investment in Serasa, the deferred tax assets recorded in connection with the increase in the social contribution tax rate (an after-tax gain of R$351 million), provisions for contingencies resulting from changes to the criteria for provision (an after-tax expense of R$873 million), the adjustment to our investment in Banco BPI in order to reflect its market value based on the share price until their sale on April 20, 2012 (an after-tax expense of R$305 million), changes in the calculation methodology for the allowance for loan losses (an after-tax expense of R$229 million), credit card reward programs (an after tax expense of R$185 million) and other non-operational items (an after-tax expense of R$43 million). Please refer to Note 22(k) to our consolidated financial statements.

Income from Financial Operations

The table below shows the major components of our income from financial operations, for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)
Loan, lease and other credit operations	60,164	59,103	1.8%
Securities and derivative financial instruments	25,803	26,061	(1.0)%
Insurance, pension plan and capitalization	7,144	5,930	20.5%
Foreign Exchange operations	1,283	914	40.4%
Compulsory deposits	5,484	9,359	(41.4)%
Total income from financial operations	99,878	101,366	(1.5)%

Income from financial operations decreased by 1.5% from R$101,366 million, for the year ended December 31, 2011, to R$99,878 million, for the year ended December 31, 2012, a decrease of R$1,488 million. This decrease is primarily due to the decrease in income from compulsory deposits, partially offset by increases in income from insurance, pension plan and capitalization and from loans, leases, and other credit operations.

Income from Loans, Leases, and Other Loan Operations, including sureties and endorsements

Income from loans, leases, and other credit operations increased by 1.8% from R$59,103 million, for the year ended December 31, 2011, to R$60,164 million, for the year ended December 31, 2012, an increase of R$1,061 million. This increase was mainly due to an increase in the volume of loans and lease transactions; in particular, loans to large companies, mortgages, personal loans, and credit cards, as well as a significant increase in the volume of loans and leases denominated in or indexed to foreign currencies. This increase was offset by the higher growth in the loan portfolios of lower risk transactions and spreads lower than those with higher risk and spreads.

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The table below shows the volume of credit transactions with loans (including endorsements and sureties) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and size of customer for companies.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)
Loans to individuals	150,697	149,125	1.1%
Credit cards	40,614	38,961	4.2%
Personal loans	26,999	26,227	2.9%
Payroll loan	13,551	10,107	34.1%
Vehicles	51,220	60,093	(14.8)%
Mortgage loans(1)	18,047	13,450	34.2%
Rural loans(1)	266	287	(7.3)%
Loans to companies(1)	246,605	227,209	8.5%
Large companies	157,912	137,119	15.2%
Very small, small and middle market	88,693	90,090	(1.6)%
Latin America	29,293	20,678	41.7%
Total loans, leases and other credit operations (including sureties and endorsements)	426,595	397,012	7.5%

(1)  Real estate loan and rural loan portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. As of December 31, 2012, the total real estate loan portfolio in Brazil totaled R$25,837 million and the total rural loan portfolio totaled R$6,616 million, compared to R$19,550 million and R$5,939 million, respectively, as of December 31, 2011.

The balance of loan operations, including endorsements and sureties, was R$426,595 million on December 31, 2012, an increase of 7.5% when compared to R$397,012 million on December 31, 2011, in line with the growth of the market for private banks. The portfolio of loans to individuals totaled R$150,697 million on December 31, 2012, an increase of 1.1% compared to December 31, 2011. The credit card and personal loan portfolios s grew 4.2% and 2.9%, respectively, when compared to December 31, 2011. The payroll loan portfolio increased 34.1% in relation to December 31, 2011, mainly due to the payroll loans acquired from Banco BMG S.A. Vehicle financing decreased by 14.8% on December 31, 2012 compared to December 31, 2011, as a result of our stricter requirements for granting loans during this period, which have led to higher down payment requirements and shorter financing terms. Real estate loans to individuals increased by 34.2% on December 31, 2012, resulting from the favorable Brazilian environment for this particular line of credit. Loans to companies totaled R$246.605 million, an increase of 8.5% in relation to December 31, 2011, mainly influenced by the increase in loans to large companies. Total loans to companies was R$157,912 million on December 31, 2012, an increase of 15.2% when compared to December 31, 2011. In 2012, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased 41.7% compared to December 31, 2011. This increase reflects the growth of our operations abroad and the depreciation of the Brazilian real against the currencies of these countries and the U.S. dollar in the year ended December 31, 2012.

Our portfolio of loans under renegotiation, including extended, modified and deferred repayments, totaled R$14,519 million on December 31, 2012, representing 4.0% of our total loan portfolio. On December 31, 2012, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 50.3%, a 530 basis point increase, as compared to December 31, 2011. On December 31, 2013, the default rate in relation to renegotiated loans was 33.6%, a decrease of 360 basis points compared to December 31, 2011.

Income from Securities and Derivative Financial Instruments

Income from securities and derivative financial instruments decreased by 1.0%, or R$258 million, from R$26,061 million for the year ended December 31, 2011, to R$25,803 million for the year ended December 31, 2012. This decrease in income from securities and derivative financial instruments reflects the lower gains from derivative financial instruments used to hedge the impact of exchange rate variations on our investments in subsidiaries abroad and a reduction in the SELIC rate.

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Result from Insurance, Pension Plan and Capitalization Operations

Income from insurance, pension plan and capitalization increased by 20.5%, from R$5,930 million, for the year ended December 31, 2011, to R$7,144 million for the year ended December 31, 2012 (an increase of R$1,214 million). This was mainly due to increased revenue from pension plans, related to an increase in volume of 28.1%, or R$17,881 million, from R$63,605 million for the year ended December 31, 2011, to R$81,486 million for the year ended December 31, 2012.

Income from Foreign Exchange Operations

Income from foreign exchange operations increased from R$914 million, for the year ended December 31, 2011, to R$1,283 million for the year ended December 31, 2012. This increase in income from foreign exchange operations was mainly due to higher arbitrage gains on foreign exchange operations.

Income from Compulsory Deposits

Income from compulsory deposits decreased by 41.4%, or R$3,875 million, from R$9,359 million for the year ended December 31, 2011 to R$5,484 million for the year ended December 31, 2012. As at December 31, 2012, we had compulsory deposits of R$63,701 million compared to R$98,053 million as at December 31, 2011, of which R$57,253 million and R$90,869 million, respectively, were interest-earning. This decrease was primarily due to a change in the criteria for returns on compulsory deposits enacted by Circulars No. 3,569 and 3,576 which allowed part of the funds to be used for vehicle loan operations instead of compulsory deposits. Furthermore, the decrease in the average SELIC rate from 11.6%, in the year ended December 31, 2011 to 8.5%, in the year ended December 31, 2012 contributed to this decrease in income from compulsory deposits.

Expenses on Financial Operations

The following table describes the main components of our expenses on financial operations in 2012 and 2011.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)

Money market	40,426	46,285	(12.7)%
Technical provisions for pension plan and capitalization	6,513	5,239	24.3%
Borrowing and on lending	2,443	2,618	(6.7)%
Total expenses on financial operations	49,382	54,143	(8.8)%

Expenses on financial operations decreased by 8.8%, from R$54,143 million for the year ended December 31, 2011 to R$49,382 million for the year ended December 31, 2012, a decrease of R$4,760 million, mainly due to the decrease in money market expenses as discussed below.

Money Market Expenses

Expenses on from money market transactions decreased by 12.7%, from R$46,285 million for the year ended December 31, 2011 to R$40,426 million for the year ended December 31, 2012, a decrease of R$5,859 million. This decrease was mainly due to the decrease in the SELIC rate, from an average rate of 11.8% during the year ended December 31, 2011 to 8.6% during the year ended December 31, 2012. This decrease was partially offset by a slight increase in the balance of deposits and the impact of exchange rate variations on liabilities denominated in, or indexed to, foreign currencies.

Financial Expenses on Technical Provisions for Insurance, Pension Plan and Capitalization

Expenses on technical provisions for insurance, pension plan and capitalization operations increased by 24.3%, from R$5,239 million for the year ended December 31, 2011 to R$6,513 million for the year ended December 31, 2012, an increase of R$1,274 million, mainly due to an increase of 28.1% in the volume of pension plans managed by us, from R$63,296 million as at December 31, 2011 to R$81,198 million as at December 31, 2012, due to a favorable economic environment for pension plans in Brazil

Expenses on Borrowings and Onlendings

Expenses on borrowings and onlendings decreased 6.7%, or R$175 million, from R$2,618 million, for year ended December 31, 2011, to R$2,443 million, for the year ended December 31, 2012, mainly due to the impact of exchange rate variations on borrowings and onlendings denominated in or indexed to foreign currencies.

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Income from Financial Operations before Loan Losses

Income from financial operations before loan losses increased by 6.9%, from R$47,224 million for the year ended December 31, 2011 to R$50,496 million, for the year ended December 31, 2012, an increase of R$3,272 million, mainly as a result of the factors described in the topics of “— Income from Financial Operations” and “— Expenses on Financial Operations.”

Result of Allowance for Loan Losses

Result of allowance for loan losses increased by 34.2%, from R$14,424 million for the year ended December 31, 2011 to R$19,362 million for the year ended December 31, 2012, an increase of R$4,938 million. The following table describes the main components of the result of allowance for loan losses for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)

Expenses for allowance for loan losses	(24,025)	(19,912)	20.7%
Income from recovery of credits written off as loss	4,663	5,488	(15.0)%
Result of allowance for loan losses	(19,362)	(14,424)	34.2%

Expenses for Allowance for Loan Losses

Expenses relating to the allowance for loan losses increased by 20.7%, from R$19,912 million for the year ended December 31, 2011 to R$24,025 million for the year ended December 31, 2012, an increase of R$4,113 million. This was due to an increase in default levels in our vehicle and consumer credit portfolios and this increase also reflects the expected loss model adopted for our credit risk management, which anticipates the provision for losses in scenarios of expected growth in non-performance rates levels in addition to the minimum levels of allowances for loan losses required by Resolution No. 2,682. The default rate (loan operations overdue for more than 90 days) was 4.8% on December 31, 2012, representing a ten basis point decrease when compared to December 31, 2011. Furthermore, this increase is also due to the 7.5% increase in the total balance of our loans, lease and other credit operations, including endorsements and sureties, during the period.

On December 31, 2012, the balance of the allowance for loan losses totaled R$27.745 million. Of this total, R$22.687 million relates to the minimum level required by CMN Resolution No. 2,682 and R$5,058 million relates to the complementary provision.

On December 31, 2012, the balance of the allowance for loan losses in relation to our loan portfolio was 7.6%, as compared to 7.5% on December 31, 2011.

Income from the Recovery of Credits Written Off as Losses

Income from the recovery of credits written off as losses decreased by 15.0%, from R$5,488 million, for the year ended December 31, 2011 to R$4,663 million for the year ended December 31, 2012, a decrease of R$825 million. This decrease was primarily due to a change in the first quarter of 2012 in the criteria for accounting for discounts granted in the renegotiation of credits that had already been written off as losses, which previously reduced the income from financial operations (affecting loans, leases and other credit operations) and are now reflected in income from the recovery of credits written off as losses. This change in criteria would have reduced income from the recovery of credits written off as losses by R$609 million, for the year ended December 31, 2011, if it had been implemented in 2011, and the income from the recovery of credits written off as losses would have decreased by 4.4%, in 2012.

Gross Income from Financial Operations

Gross income from financial operations decreased by 5.1% from R$32,800 million for the year ended December 31, 2011 to R$31,134 million for the year ended December 31, 2012, a decrease of R$1,666 million.

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Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses), for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)

Banking service fees and income from bank charges	20,313	19,048	6.6%
Results from insurance, pension plans and capitalization operations	2,990	2,714	10.2%
Personnel expenses	(14,027)	(13,356)	5.0%
Other administrative expenses	(14,192)	(14,100)	0.7%
Tax expenses	(4,485)	(4,092)	9.6%
Equity in the earnings of affiliates and other investments	335	40	737.5%
Other operating revenue	278	393	(29.3)%
Other operating expenses	(6,058)	(5,192)	16.7%
Total other operating revenue (expenses)	(14,845)	(14,545)	2.1%

Banking Service Fees and Income from Banking Charges

Banking service fees and income from banking charges increased by 6.6% from R$19,048 million for the year ended December 31, 2011 to R$20,313 million for the year ended December 31, 2012, an increase of R$1,265 million.

Banking service fees increased 4.1%, from R$13,912 million for the year ended December 31, 2011 to R$14,488 million for the year ended December 31, 2012, an increase of R$576 million. This increase was mainly due to increased revenue from management fees from assets under management, which increased by R$476 million (or 18.2%) from R$2,608 million for the year ended December 31, 2011, to R$3,084 million for the year ended December 31, 2012, mainly due to the 25.0% increase in the volume of assets under management, which increased from R$449,693 million as at December 31, 2011 to R$561,958 million as at December 31, 2012. We also saw an increase of 8.4%, or R$120 million, in other banking service fees, primarily due to higher revenue from the investment banking unit, mainly relating to economic and financial advisory activities. In addition, income from collection services increased by 8.0%, from R$1,333 million for the year ended December 31, 2011, to R$1,440 million for the year ended December 31, 2012, an increase of R$107 million. This was due to an increase in operational activity. The growing volume of our transactions with clients was partially offset by recent reductions in some of our banking service fees.

Income from bank charges increased by 13.4%, from R$5,135 million for the year ended December 31, 2011 to R$5,825 million for the year ended December 31, 2012, an increase of R$690 million, principally due to an increase in income from credit cards of R$429 million or 30.9%, from R$1,386 million for the year ended December 31, 2011 to R$1,814 million for the year ended December 31, 2012. The increase was also related to an increase of 53.7%, or R$817 million, in income from checking account services, mainly due to the greater volume of transactions and sales of new service packages. These increases were partially offset by the suspension in the collection of charges on contract amendments and the decrease in vehicle financing and leasing transactions.

Result from Insurance, Pension Plan and Capitalization Operations

Results from insurance, pension plans and capitalization operations increased by 10.2%, from R$2,714 million for the year ended December 31, 2011 to R$2,990 million for the year ended December 31, 2012, an increase of R$276 million. The increase in our results from insurance, pension plan and capitalization operations was mainly affected by the increases in premiums and contributions, together with increases in the volume of sales of insurance products.

Personnel Expenses

Personnel expenses increased by 5.0%, from R$13,356 million for the year ended December 31, 2011, to R$14,027 million for the year ended December 31, 2012, an increase of R$671 million. This increase in personnel expenses was mainly a result of the increase in expenses related to employee terminations and labor claims in connection with the restructuring process. This increase was also due to the collective bargaining agreements reached in September 2011, which increased both compensation and benefits by 9.0% for all employees, and in September 2012, which further increased compensation by 7.5% and benefits by 8.5%. The number of employees decreased by 7.8% from 104,542 employees at December 31, 2011 to a total of 96,977 employees as at December 31, 2012, mainly due to restructuring initiatives in our consumer business unit, which were intended to integrate systems and processes into a single platform, in order to capture synergies across our consumer operations and in connection with a strategic review of certain businesses (as part of this review, certain positions within our consumer business were transferred to our retail partners) and, to a lesser extent, due to the sale of Orbitall, which reduced the number of our employees by 1,231.

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Other Administrative Expenses

Other administrative expenses increased by 0.7%, from R$14,100 million for the year ended December 31, 2011 to R$14,192 million for the year ended December 31, 2012, an increase of R$92 million. This increase in other administrative expenses was mainly due to inflation, which affected most contracts and costs such as those related to public services and other needed for the organic growth of our operations. We also recorded increased expenses related to higher operating activity, especially regarding related to data processing and communications, services from third parties, including marketing, advisory and consulting services, and financial systems services.

Tax Expenses

Tax expenses increased by 9.6%, from R$4,092 million, for the year ended December 31, 2011, to R$4,485 million, for the year ended December 31, 2012, an increase of R$393 million. This increase in tax expenses was mainly due to increased operating activity.

Equity in Earnings of Affiliates and Other Investments

Equity in earnings of affiliates and other investments increased to a gain of R$335 million, for the year ended December 31, 2012, as compared to a gain of R$40 million, for the year ended December 31, 2011, mainly due to the adjustment to our investment in Banco BPI in order to reflect its market value based on its share price before the sale to La Caixa Group on April 20, 2012.

Other Operating Revenues

Other operating revenues decreased by 29.3% from R$393 million, for year ended December 31, 2011 to R$278 million, for the year ended December 31, 2012, a decrease of R$115 million, mainly related to the reversal of operating provisions amounting to R$92 million in the year ended December 31, 2011.

Other Operating Expenses

Other operating expenses increased by 16.7% from R$5,192 million for year ended December 31, 2011, to R$6,058 million for the year ended December 31, 2012, an increase of R$866 million mainly due to changes in 2012 to the criteria in the model for provisions increasing provisions for contingencies related to lawsuits primarily in connection with economic plans, and tax, pension plan and civil lawsuits.

Operating Income

Operating income decreased by 10.8%, from R$18,255 million for the year ended December 31, 2011 to R$16,289 million for the year ended December 31, 2012, a decrease of R$1,966 million.

Non-Operating Income

Non-operating income increased from R$191 million for the year ended December 31, 2011 to R$1,242 million for the year ended December 31, 2012, primarily as a result of the sale of our investment in Serasa S.A. for the amount of R$1,542 million, which was partially offset by expenses incurred in connection with the sale of our investment in Banco BPI to La Caixa Group and the loss of revenue due to the sale of Orbitall.

Income before Taxes on Income and Profit Sharing

Income before taxes on income and profit sharing decreased by 5.0% for the year ended December 31, 2011, from R$18,445 million to R$17,531 million for the year ended December 31, 2012, a decrease of R$914 million.

Income Tax and Social Contribution Expenses

The table below shows the major components of our income tax and social contribution expenses for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)

Income before income tax and social contribution	17,531	18,445	(5.0)%
Charges (income tax and social contribution) at the rates in effect	(7,012)	(7,378)	(5.0)%
Increase/decrease to income tax and social contribution charges arising from:
(Additions) exclusions	3,788	4,523	(16.2)%
Foreign exchange variation on investments abroad	617	1,097	(43.8)%
Interest on capital	1,789	1,662	7.6%
Dividends, interest on external debt bonds and tax incentives	188	280	(32.7)%
Prior period increases (reversal)	738	392	88.3%
Other	456	1,092	(58.2)%
Total income tax and social contribution expense	(3,224)	(2,855)	12.9%

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Income tax and social contributions increased by 12.9%, from an expense of R$2,855 million for year ended December 31, 2011 to an expense of R$3,224 million for the year ended December 31, 2012. The main factor that contributed to this increase was the foreign exchange variations discussed above. In 2012, the Brazilian real depreciated 8.9% in relation to the U.S. dollar.

Total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis and certain amounts are treated as taxable income or deductible expenses in determining our taxes on income, but do not affect our income statement. These items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable if they represent a gain, or are not deductible if they represent a loss, but instead constitute permanent differences. From an economic perspective, we hedge our investments in our subsidiaries abroad using foreign currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible for Brazilian taxes purposes. During the year ended December 31, 2012, the depreciation of the Brazilian real against the foreign currencies in which our subsidiaries operate generated gains that were not recognized for tax purposes. The depreciation of the Brazilian real generated taxable losses on derivatives instruments used as economic hedges, and taxable exchange rate gains on liabilities used as economic hedges.

Profit Sharing

The profit sharing of members of our management decreased by 17.2%, from R$192 million for the year ended December 31, 2011 to R$159 million for the year ended December 31, 2012, a decrease of R$33 million.

Minority Interests in Subsidiaries

Results from minority interest in subsidiaries decreased from an expense of R$777 million for the year ended December 31, 2011, to an expense of R$554 million for the year ended December 31, 2012, a decrease of R$223 million, mainly due to our acquisition of shares from the minority shareholders of Redecard S.A. (Redecard). For further information, see Note 16(e) to the consolidated financial statements.

10.2 – Directors should comment on:

b)	Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services
c)	Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses

There were no significant variations in income attributable to changes in the prices of our main inputs and products, exchange rates and inflation in the reporting periods (2013, 2012 and 2011).

The market risk represents the possibility of incurring losses arising from fluctuations in the market value of the positions held by a financial institution, including the risk of transactions subject to variations in foreign exchange rates, interest rates, and share and commodity prices, among other indexes on these risk factors.

The structural gap, composed of commercial transactions and respective financial instruments, has been historically steady and with minor fluctuations, because it mainly represents the assets and liabilities of retail transactions and derivatives used as hedges against market risk arising from these operations.

The Value at Risk (VaR) of the consolidated maintained its lower levels over 2013, compared to the previous year. On December 31, 2013, our Average Global was R$224.5 million compared to R$289.7 million on December 31, 2012. In the period, we maintained our conservative management and diversified portfolio, and operated within reduced limits in relation to the bank’s capital.

Additionally, we adopt a management policy for foreign exchange risk associated with our asset and liability positions that is primarily intended to prevent impacts on consolidated results from fluctuations in foreign exchange rate parities. The Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are impacted by tax effects. Therefore, in order to hedge net income from foreign exchange rate variations, a liability position must be built at a higher volume than the hedged assets, the overhedge.

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Our strategy to hedge investments abroad also considers the impact of all related tax effects: on those related to the non-taxation or deductibility of the foreign exchange variations in the respective moments of appreciation or devaluation, respectively, of the Brazilian real in relation to foreign currencies, or on those arising from the derivative financial instruments used.

In periods when variations between the Brazilian real and foreign currencies are considerable, there is a significant impact on several financial income and expenses.

The Financial Margin with the Market (arising from the trading of financial assets through proprietary positions, the gap management of currencies, interest rates and other risk factors, the opportunities for arbitrage in the foreign and domestic markets, as well as the marking to market of financial assets) totaled R$1,944 million in 2013, R$3,810 million in 2012, and R$3,820 million in 2011. The decrease of R$1,866 million in the financial margin with the market in 2013, in relation to 2012, was impacted by the lower result of fixed-rate positions In 2012, we noted a decrease of R$10 million in relation to 2011.

In compliance with CVM Regulatory Instruction No. 475, we carried out a sensitivity analysis for market risk factors which were considered relevant. The highest resulting losses, per risk factor, in each of the scenarios, were presented together with their impact on income, net of tax effects, in order to provide a view of our exposure in exceptional scenarios.

Market risk is measured considering the portfolio separation between the trading and banking portfolios, according to the general criteria established by the Basel Accord and subsequent amendments.

The sensitivity analyses of the trading and banking portfolios, shown below, represent a steady assessment of the portfolio exposure, and therefore do not consider the dynamic response capacity of management (in the treasury and control areas) to put mitigating measures into effect whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, we would point out that the results presented will not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, which are held with the intention of trading.

R$ million

Banking portfolio	Exposure	31/12/2013 (*)			31/12/2012 (*)
Risk Factors	Risk of Variation in:	Scenarios			Scenarios
		I	II	III	I	II	III
Fixed rate	Fixed rate on Brazilian Real	(0)	(10)	(19)	(1)	(28)	(56)
Foreign exchange coupons	Rates of currency coupons	0	(3)	(6)	(0)	(3)	(6)
Foreign currencies	Exchange variations	4	(100)	(200)	(0)	(10)	(20)
Price indices	Rates of price index coupons	(1)	(19)	(36)	(1)	(13)	(25)
Reference rate	Rate of TR coupons	0	(0)	(0)	0	(9)	(18)
Shares	Share price	4	(90)	(180)	4	(112)	(225)
	Total without correlation	7	(221)	(442)	3	(175)	(350)
	Total with correlation	6	(213)	(426)	2	(123)	(245)
(*) Amounts net of tax effects.

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The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

R$ million

Trading and banking portfolio	Exposure	31/12/2013 (*)			31/12/2012 (*)
Risk Factors	Risk of Variation in:	Scenarios			Scenarios
		I	II	III	I	II	III
Fixed rate	Fixed rate on Brazilian Real	(2)	(52)	(105)	(4)	(95)	(190)
Foreign exchange coupons	Rates of currency coupons	0	(9)	(19)	(1)	(37)	(72)
Foreign currencies	Exchange variations	3	(80)	(159)	4	(105)	(211)
Price indices	Rates of price index coupons	(4)	(104)	(204)	(3)	(66)	(128)
Reference rate	Rate of TR coupons	0	(6)	(13)	(5)	(126)	(246)
Shares	Share price	3	(72)	(143)	7	(166)	(332)
	Total without correlation	0	(323)	(642)	(2)	(595)	(1,178)
	Total with correlation	0	(312)	(619)	(2)	(416)	(824)
(*) Amounts net of tax effects.

For the measurement of these sensitivities, the following scenarios are used:

Scenario I: Addition of 1 base point in interest rates and associated indexes, and 1 percentage point in currency and share prices;

Scenario II: Shocks at 25 base points in interest rates and associated indexes, and 25 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

Scenario III: Shocks at 50 base points in interest rates and associated indexes, and 50 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

The balance sheet per currency shows the asset and liability balances indexed to the local currency and those indexed to foreign currencies. As at December 31, 2013, the net foreign exchange position, including investments abroad, was a liability totaling US$7,231 million. We point out that the policy of gap management that we have adopted takes into consideration the tax effects of this position. As the results of foreign exchange variations on investments abroad are not taxed, we have set up a hedge (liability positions in foreign exchange derivatives) at a higher volume than the hedged asset, so that the total results from foreign exchange variations, net of tax effects, is practically null and, therefore, consistent with the strategy of low risk exposure that we adopted.

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R$ million

(except when differently stated)

	December 31 , 2013
	Business in Brazil
	Consolidated	Total	Local currency	Foreign currency	Foreign business
Cash and cash equivalents	16,576	8,960	6,861	2,099	8,736
Interbank investments	159,653	139,314	139,314	0	20,995

Securities	297,334	260,863	258,323	2,539	68,438
Loan and lease operations	385,864	305,758	292,174	13,584	98,007
Operations with credit granting characteristics	412,235	330,448	316,865	13,584	99,688
(Allowance for loan losses)	(26,371)	(24,690)	(24,690)	0	(1,681)
Other assets	228,704	197,572	181,084	16,488	57,406
Foreign exchange portfolio	46,049	23,903	9,764	14,139	48,094
Other	182,656	173,669	171,320	2,349	9,312
Permanent assets	17,591	45,601	16,666	28,935	905

Total assets	1,105,721	958,067	894,422	63,645	254,486

Derivatives - long position				74,949
Total assets (a)				138,594

	December 31 , 2013
	Business in Brazil
	Consolidated	Total	Local currency	Foreign currency	Foreign business
Deposits	274,383	192,182	191,899	283	84,640
Deposits received under securities repurchase agreements	292,179	276,588	276,588	-	15,591
Funds from acceptance and issue of securities	46,256	61,748	31,210	30,538	14,218
Borrowing and onlending	76,653	63,233	42,704	20,530	31,977
Interbank and interbranch accounts	5,117	4,910	2,744	2,167	207
Derivative financial instruments	11,420	8,797	8,797	-	3,537
Other liabilities	213,598	165,613	150,870	14,743	74,262
Foreign exchange portfolio	46,308	24,211	9,857	14,355	48,045
Other	167,290	141,401	141,013	388	26,218
Technical provisions for insurance, pension plan and capitalization	102,060	102,016	99,878	2,138	43
Deferred income	1,125	975	543	432	150
Minority interests in subsidiaries	1,903	979	979	-	925
Stockholders' equity of parent company	81,024	81,024	81,024	-	28,935
Capital and reserves	65,329	65,329	65,329	-	26,875
Income for the period	15,696	15,696	15,696	-	2,060
Total liabilities	1,105,721	958,067	887,236	70,831	254,486
Derivatives - short position				84,704
Total liabilities and stockholders' equity after adjustments (b)				155,535
Net foreign exchange position - Itaú Unibanco (c = a - b)				(16,942)

Net foreign exchange position - Itaú Unibanco (c) in US$				(7,231)

10.3. Directors should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results

a) Introduction or disposal of operating segments

As from the first quarter of 2013, the presentation of our segments was changed so that it is more aligned to the monitoring of the evolution of results. There have also been changes in nomenclature, in order to adapt it to our current structure: Commercial Banking - Retail, Consumer Credit - Retail, Wholesale Banking and Activities with the Market + Corporation. The results of the middle market companies, previously allocated in the former Commercial Banking segment, are now reported in the Wholesale Banking segment (former segment Itaú BBA).

The current operating segments of Itaú Unibanco are described below:

✓	Commercial Banking – Retail: the result of the Commercial Banking – Retail segment arises from the offer of banking products and services to a diversified client base of individuals and companies. The segment includes retail clients, high net worth clients, Private Banking clients and the companies segment (small and medium businesses)

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✓	Consumer Credit – Retail: the result of this segment arises from financial products and services offered to non-account holders. This segment comprises vehicle financing provided by units other than the branch network, offering of credit cards and offering of credits to the low income population.

✓	Wholesale Banking: the result of the Wholesale Banking segment arises from the products and services offered to medium businesses and the activities of Itaú BBA, the unit in charge of commercial operations with large companies and the performance in investment banking.

✓	Activities with the Market + Corporation: this segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each segment and the interest in Porto Seguro.

b) incorporation, acquisition or disposal of ownership interest

Subsequent events

Merger of Banco Itaú Chile with CorpBanca

On January 29, 2014 we entered into an agreement with CorpBanca and its controlling shareholders, establishing the terms and conditions for the merger of the operations of Banco Itaú Chile and CorpBanca in Chile and Colombia. The agreement represents an important step in our internationalization process and for our strategy of becoming the leading bank in Latin America. As a result of the merger, we expect to be the fourth largest bank in Chile and the fifth largest bank in Colombia in terms of outstanding loans.

The transaction contemplates a capital contribution by us in the amount of US$652 million and the execution of a shareholders’ agreement between ourselves and CorpBanca’s controlling shareholders, pursuant to which we and CorpBanca’s controlling shareholders will have the right to nominate members of the board of directors of Itaú CorpBanca, the new entity resulting from this merger, in accordance with our respective ownership interests (33.58% and 32.92% of Itaú CorpBanca’s share capital, respectively). Together, we and CorpBanca controlling shareholders will have the power to elect the majority of the members of the board of directors of Itaú CorpBanca, the majority of which we will nominate. In addition, except for certain strategic matters subject to our and CorpBanca’s controlling shareholders joint approval, CorpBanca’s controlling shareholders will always vote in accordance with our decisions.

Itaú CorpBanca, controlled by Itaú Unibanco, will provide its clients with a wide and innovative range of financial products and services, by means of an extensive branch network in Chile (217 branches) and in Colombia (172 branches), keeping the quality of services that distinguishes the operations of both banks.

The consummation of the transaction is subject to the satisfaction of certain conditions precedent, including the approval at the stockholders’ meeting of CorpBanca and the approval of regulatory authorities in Brazil, Chile and Colombia, as well as other jurisdictions in which CorpBanca does business. We estimate that this transaction will not have significant accounting effects on our results.

Corporate Reorganization

On January 31, 2014, we reorganized our corporate structure to transfer Itaú BBA’s institutional treasury and corporate banking activities, including its securities and loan portfolios and all other assets and liabilities related to such activities, to Itaú Unibanco. Itaú BBA will retain its investment banking and cash management activities. This internal corporate reorganization is not expected to result in any material change to our regular course of business, including our internal governance, brands and management models of the affected business units.

The main motivation for the corporate reorganization was the optimization of the capital structure of Itaú Unibanco, due to the new Basel III rules, and the intention to concentrate all financial intermediation activities of Itaú Unibanco Group in Itaú Unibanco

This transaction was approved by the Central Bank on May 02, 2014 and by the Central Bank of the Bahamas on May 12, 2014.

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c) unusual events or operations

In 2013, 2012, and 2011 we noted the occurrence of the following non-recurring events, net of tax effects, in the consolidated net income of Itaú Unibanco:

R$ million

	2013	2012	2011
Recurring net income	15,836	14,043	14,641
Non-recurring events	(140)	(449)	(20)
Program for Cash or Installment Payment of Federal Taxes - Law No. 11,941/09	508	-	509
IRB	131	-	-
Porto Seguro	272	-	-
Provision for contingencies	(754)	(830)	(285)
Tax and social security	(276)	(253)	-
Civil actions	(330)	(145)	-
Economic plans	(148)	(328)	(285)
Labor claims	-	(105)	-
Realization and impairment of assets	(239)	530	(245)
Increase of CS rate	-	351	-
Allowance for loan losses	-	(229)	-
Reward program - Credit cards	-	(185)	-
Other	(58)	(86)	-
Net income	15,696	13,594	14,621

10.4. Directors should comment on:

a) significant changes in accounting practices

2013

There were no significant changes.

2012

The preparation and disclosure of financial statements relied upon conceptual structure that is in accordance with the provisions in Resolution nº 4,144/12, of the Central Bank of Brazil, to the extent not conflicting with previously issued rules.

2011

Subsequent events, beginning 2011, were recognized in accordance with Resolution No. 3,973/11 of the Central Bank of Brazil.

The Accounting Policies, Changes in Estimates and Correction of Errors, beginning 2011, were recognized in accordance with Resolution No. 4,007/11 of the Central Bank of Brazil.

b) significant effects of the changes in accounting practices

The following were the significant effects on the accounting practices:

In 2013, there were no significant changes in accounting practices.

As from January 2012, Itaú Unibanco Holding, according to Resolution nº 3,533/08, changed the accounting and disclosure of financial assets sale or transfer transactions in which risk is retained, that is, for transactions in which we are the assignors, the asset is no longer written off and income may not be immediately recognized. With respect to transactions in which we are the assignees, the amounts paid in the acquisition must be accounted for as rights receivable from the assignor and income must be recognized for the remainder of the term of the agreements acquired.

As from July 2011, Itaú Unibanco Holding, in accordance with Circular Letter No. 3,516/11 of the Central Bank of Brazil, no longer recognizes a provision (in liabilities) in addition to the mandatory minimum dividend.

c) qualifications and emphases presented in the auditor’s report

There were no qualifications and emphases presented by the auditor for 2011, 2012, and 2013.

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10.5. Directors should indicate and comment on the critical accounting policies adopted by the Issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests

General

Our main accounting policies are described in Note 4 to our annual consolidated financial statements, in accordance with Brazilian GAAP, as of and for the years ended December 31, 2013, 2012 and 2011. The preparation of the financial statements involves certain assumptions that are derived from historical experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and use assumptions that affect the balance of assets and liabilities and contingent liabilities disclosed at the date of the financial statements and the amounts disclosed for revenues, expenses, gains and losses during the reporting periods and subsequent periods, as effective results may differ from those ascertained based on such estimates and assumptions.

These estimates and assumptions are used, for example, for the calculation of the allowance for loan and lease losses, the selection of useful lives for certain assets, the determination of whether a specific asset or group of assets has been impaired, the expected realizable amount of deferred tax assets, the market value of certain financial instruments, the classification and computation of contingent liabilities and the amount of technical provisions for insurance, pension plans and capitalization.

All estimates and assumptions used by the Management are in accordance with the accounting practices adopted in Brazil and are the best current estimates made in accordance with applicable standards. Estimates and judgment are assessed continuously, considering past experience and other factors.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents our estimate of the probable losses on our loan and lease portfolio at the end of each reporting period. The allowance for loan and lease losses is calculated taking into consideration the classification of loan losses in one of nine different risk levels (from AA through H). The classification of the risk levels is a judgment that takes into consideration the economic and political situation, credit quality trends, past experience and the portfolio’s specific and global risks, as well as Central Bank and CMN guidelines. CMN rules specify a minimum allowance for loan and lease losses and other extensions of credit in each rating category ranging from zero per cent (in the case of a credit that is not in arrears) to 100.0% (in the case of any credit that is more than 180 days in arrears). In addition to recognizing allowances for loan and lease losses in accordance with the CMN minimum requirements, we also recognize an allowance that we identify as “generic,” which represents our estimate of the allowance as of any given date based on our historic loss experience, which, beginning on December 31, 2010, is measured using models employed in credit risk management based on Basel II. Beginning in 2010, we included countercyclical provision as part of the “additional allowance”. As from December 31, 2010, we improved the criteria for determining the allowance for loan and lease losses, under Basel II guidelines, which determined that the countercyclical effects be buffered in the base of capital.

The methodologies to compute the generic allowance depend on several criteria including the criteria used to segment our loan portfolio, the period used to measure our historical losses, the specific method used to measure such historical losses, the impact of our loan granting criteria on losses over time and other factors. Additionally, the methodologies used to measure the additional allowance also depend on significant judgments, including the relationship between the level of loan losses observed and economic factors as of any given date.

Market Value of Financial Instruments

In accordance with Brazilian GAAP and specific rules of the Central Bank, we record some of our financial instruments at market value. Financial instruments recorded at market value on our balance sheet include mainly securities classified as trading, available-for-sale, and other trading assets, including derivatives. Securities classified as held-to-maturity are recorded at their amortized cost on our balance sheet, and their corresponding market values are disclosed in the notes to our annual consolidated financial statements.

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Market value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (market-based view) at the measurement date. We estimate market value using quoted market prices when available. When quoted market prices are not available, we use a variety of sources, which include dealer quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows. The market value of financial instruments, including derivatives that are not traded in active markets, is determined by using valuation techniques. Similarly, judgment must be applied in estimating prices when no external parameters exist. Other factors that can affect the estimates include incorrect model assumptions and unexpected correlations. While we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies and assumptions to determine the market value of certain instruments could result in a different estimate of market value at the reporting date, which may affect the amount of revenue or loss recorded for a specific asset or liability. Judgments are also required to determine whether a decline in market value below amortized costs is permanent in available-for-sale or held-to-maturity securities, therefore requiring cost basis to be written down and recognition of related effects on our results of operations. Factors that are used by our management in determining whether a decline is permanent include mainly the observed period of the loss, the degree of the loss and the expectation, as of the date of analysis, as to the potential for realization of the security.

Contingent Liabilities

We are currently party to civil, labor, and social security proceedings arising from the normal course of our business. We normally make provisions for these contingencies based on the following: (i) for lawsuits individually reviewed, on the opinion of internal and external legal counsel and the probability that financial resources will be required to settle the claim, where settlement amounts may be estimated with sufficient certainty and (ii) for lawsuits collectively evaluated, by using statistical references by group of lawsuits, type of legal body (small claims court or regular court) and claimant. We classify as “probable,” “possible” or “remote” the risk that such contingencies arising from these proceedings will materialize into actual losses for us. We generally recognize provisions for these contingencies when we classify the loss related to these claims as probable. While we do not recognize provisions for contingencies whose risk we consider possible or remote, we disclose contingencies whose risk we consider possible. We measure contingency amounts based on models and criteria and, in spite of the uncertainty of these contingencies' terms and amounts, we believe that their amounts are accurately estimated. Although we believe that these contingencies are adequately reflected in our annual consolidated financial statements, their outcomes may result in obligations to pay amounts higher than the aggregate values of our contingency provisions, given the inherent difficulties in estimating the exact amounts involved in the claims made against us.

10.6. With respect to the internal controls adopted to ensure the preparation of reliable financial statements, Directors should comment on:

a) the efficiency level of such controls, indicating any imperfections and measures adopted to correct them

The management of Itaú Unibanco Holding S.A. is responsible for establishing and maintaining internal controls related to the company’s consolidated financial statements

Internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and the preparation of the financial statements disclosed in accordance with the accounting practices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil. The internal controls related to the financial statements include the policies and procedures that (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the company's assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to enable the preparation of the financial statements in accordance with the accounting practices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil, and that the company's receipts and payments are only being made in accordance with the authorization of the company's management and directors; and (iii) provide reasonable assurance regarding the timely prevention or detection of the unauthorized acquisition, use or allocation of the company’s assets which could have a significant effect on our financial statements.

Due to their inherent limits, the internal controls related to the financial statements may not avoid or detect errors. Therefore, even the systems determined to be effective may only provide reasonable assurance regarding the preparation and presentation of the financial statements. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that the controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures.

182

Management evaluated the effectiveness of the internal controls related to the company’s consolidated financial statements at December 31, 2013 in accordance with the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control (“COSO “) – Integrated Framework (1992). The management’s evaluation includes the documentation, assessment and results of the testing of the design and effectiveness of the internal controls related to the financial statements. Based on this assessment, management concluded that the internal controls related to the consolidated financial statements are effective with respect to December 31, 2013.

b) deficiencies in and recommendations on the internal controls that are present in the independent auditor’s report

In the independent auditor’s report, we did not note deficiencies in or recommendations on internal controls that pose the risk of failure or material effect on the financial statements.

However, we shall report how Itaú Unibanco performs the monitoring of auditors’ notes and action plans. The deficiencies and recommendations of (internal and external) audits are monitored on a monthly basis by the executive areas, through multidisciplinary committees with the attendance of Internal Audit and Internal Controls representatives.

Additionally, the results of monitoring are periodically reported to the Executive Committee and the Audit Committee of the institution.

10.7. Should the Issuer have made a public offering of securities, the Directors should comment on:

a) how the funds arising from the offering were used

No public offering of securities was carried out.

b) if there were any material differences between the effective use of funds and the proposed use indicated in the respective offering circular

No public offering of securities was carried out.

c) If there was any deviation, the reasons for such deviation

No public offering of securities was carried out.

10.8. Directors should describe relevant items that are not evidenced in the Issuer’s financial statements, describing:

a) assets and liabilities directly or indirectly held by the Issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I - Operating leases, assets and liabilities

None.

II - Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities

In accordance with Resolution No. 3,809, of October 28, 2009, the amount of transactions of sale or transfer of financial assets in which the entity substantially retained the risks and benefits is R$ 298 million, exclusively composed of real estate loan operations of R$ 282 million and rural loans of R$ 16 million, assigned with joint obligation.

III - Agreements for the future purchase and sale of products or services

None.

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IV - Agreements for constructions in progress

None.

V - Agreements for future receipt of financing

None.

b) Other items that are not presented in the financial statements

None.

10.9. With respect to each of the items that are not presented in the financial statements indicated in item 10.8, Directors should comment on:

a) how these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the Issuer’s financial statements

The organization set up a provision for assigned amounts in the amount of R$ 15 million.

b) the nature and purpose of the operation

Real estate loan:

Assigned to CIBRASEC for issue of securitized real estate loans (“CRI”) in the amount of R$149 million.

Assigned to BRAZILIAN Securities for issue of securitized real estate loans (“CRI”) in the amount of R$133 million.

Rural loan:

Assigned to the National Treasury Secretariat for securitization of debts in the amount of R$ 16 million.

c) the nature and amount of the liabilities assumed and rights generated in favor of the Issuer as a result of the operation

The nature was stated in item “b”. The organization’s commitment is to meet the payment in case of default by the debtor.

10.10. Directors should indicate and comment on the main elements of the Issuer’s business plan, describing, in particular, the following topics:

a) investments, including:

I - Quantitative and qualitative description of the investments in progress and expected investments

II - Sources of investment financing

III - Relevant divestitures in progress and expected divestitures

In 2014, Itaú Unibanco expects to open approximately 62 new branches and 103 Client Service Branches (CSBs). At the end of 2013, we had 5,027 points of service, including regular branches and CSBs, an increase of 59 branches, in Brazil and abroad, in one year.

At the end of 2012, we had 4,983 points of service, including regular branches and CSBs. The was an increase of 34 branches in the year (Brazil and abroad). The remodeling of the retail service network, based on the new relationship model with clients, which reformulates the service and layout concepts, reached a total of 1,700 units remodeled at the end of 2012, 200 of which were remodeled in 2012.

The source of funding is the Issuer’s own working capital, represented by the stockholders' equity of the parent company and by minority interests in subsidiaries.

b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity.

184

On January 27, 2012, we announced the construction of a new technology center that constituted a total investment of approximately R$984.0 million for the first phase of the project (building).  In September 2012, we announced an investment of R$10.4 billion in technology, innovation and services. In November 2012, we announced an additional investment of R$687.0 million, amounting to a total investment of R$11.1 billion in technology, innovation and services to be made in the period from 2012 to 2015, of which

✓	R$2.7 billion is expected to be used for data processing systems;
✓	R$0.8 billion is expected to be used for the acquisition of software;
✓	R$4.6 billion is expected to be used for system development; and
✓	R$3.0 billion is expected to be used for our Data Center in Mogi Mirim.

Our new data center under construction in the city of Mogi Mirim, São Paulo, will include state-of-the-art features that are designed to improve flexibility and security. Construction work started in February 2012 and is progressing as planned, with 94% of the building concluded, and is expected to be completed in the first quarter of 2014, when the setup and migration of our technology systems are expected to start, for completion by July 2016. This new data center is expected to be one of the largest in Brazil, with capacity to support the expansion of our operations in the coming decades, while maintaining our commitment to ensure availability of financial services and seek continuous improvement in quality, efficiency and client satisfaction.

Our new technology center is being funded with internal resources. Of R$11.1 billion in investments for the period from 2012 to 2015, 49% have been spent from 2012 until December 31, 2013.

We are always considering new options to expand our operations in the financial market. Should new opportunities arise, even at attractive prices, they will be carefully analyzed considering the risks involved, especially in view of the deterioration of financial markets and perspectives of the involved country.

c) New products and services, indicating:

I - Description of the research in progress that has already been disclosed

II - Total amounts spent by the Issuer in research for the development of new products and services

III - Projects in progress that have already been disclosed

IV - Total amounts spent by the Issuer in the development of new products and services

Not applicable.

10.11. Comment on other factors that have significantly affected operating performance and that were not identified or commented on in the other items of this section

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and in the stockholders’ equity is related to the allowance for loan and lease losses that uses the concept of incurred loss in IFRS and of expected loss in BRGAAP.

The complete consolidated financial statements under IFRS for 2013 are available on our website: www.itau-unibanco.com.br/ri.

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Comparison between BRGAAP[1] and IFRS
						R$ Million
Balance sheet	BRGAAP	Adjustments and Reclassifications [2]	IFRS	BRGAAP	Adjustments and Reclassifications [2]	IFRS
	Dec/31/2013			Dec/31/2012
Total assets	1,105,721	(78,424)	1,027,297	1,014,425	(57,271)	957,154
Cash and cash equivalents, Reserve requirements, Interbank deposits, Securities under repurchase agreements, Financial assets and derivatives [3]	550,837	(25,797)	525,040	536,497	(20,862)	515,635
Loan operations	412,235	(533)	411,702	366,285	699	366,984
(-) Allowance for loan losses [4]	(26,371)	4,136	(22,235)	(27,745)	2,032	(25,713)
Other financial assets [5]	94,183	(46,591)	47,592	75,852	(31,360)	44,492
Tax assets [6]	44,750	(10,008)	34,742	40,215	(7,803)	32,412
Investments in unconsolidated companies, fixed and intangible assets, assets held for sale and other assets	30,087	369	30,456	23,321	23	23,344

Current and long-term liabilities	1,022,794	(79,689)	943,105	939,302	(58,146)	881,156
Deposits	274,383	-	274,383	243,200	-	243,200
Deposits received under repurchase agreements [3]	292,179	(25,497)	266,682	288,818	(21,413)	267,405
Financial liabilities held for trading, Derivatives, Interbank and institutional funding	194,238	969	195,207	179,772	1,040	180,812
Other financial liabilities [5]	107,329	(46,055)	61,274	81,213	(30,958)	50,255
Reserves for insurance, pension plan and capitalization	102,055	-	102,055	93,210	-	93,210
Provisions and other liabilities	40,263	(553)	39,710	39,307	(142)	39,165
Tax liabilities [6]	12,347	(8,553)	3,794	13,782	(6,673)	7,109

Total stockholders' equity	82,927	1,265	84,192	75,123	875	75,998
Non-controlling interests	1,903	(934)	969	903	(807)	96
Total controlling stockholders' equity [7]	81,024	2,199	83,223	74,220	1,682	75,902

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;

2 Resulted from reclassifications between assets and liabilities and other effects of IFRS adoption;

3 Resulted from the elimination of operations between parent company and exclusive funds (specially PGBL and VGBL) that are consolidated based on the IFRS standards;

4 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in the IFRS model;

5 Differences in accounting, mainly for the Foreign Exchange Portfolio, which started to be considered as net effects of Assets and Liabilities;

6 Differences in accounting, mainly for deferred taxes, which are now treated as net effects of Assets and Liabilities in each of the consolidated companies;

7 Conciliation of the Controlling Stockholders’ Equity presented in the following table.

Below, the conciliation of net income and equity, and the conceptual description of the major adjustments.

		R$ million
Adjustments	Equity	Net Income
	Dec31 2013	4Q/13	3Q/13	4Q/12	2013	2012
BRGAAP - value attributable to controlling stockholders	81,024	4,646	3,995	3,492	15,696	13,594
(a) Allowance for loan losses	2,894	456	248	22	946	43
(b) Recognition of total deferred tax assets	-	-	-	(525)	-	(977)
(c) Adjustment to market values of shares and quotas	84	-	-	-	-	(5)
(d) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	806	(7)	(7)	(6)	(26)	(31)
(e) Conversion of subsidiaries and unconsolidated companies abroad	-	(30)	91	(73)	(6)	(72)
(f) Effective interest rate	(328)	19	34	69	167	229
(g) Other adjustments	206	17	45	(27)	131	(45)
Income tax and social contributions on net income	(1,463)	(191)	(120)	(33)	(484)	(102)
IFRS - value attributable to controlling stockholders	83,223	4,910	4,286	2,919	16,424	12,634
IFRS - value attributable to non-controlling interests	969	38	33	12	98	557
IFRS - value attributable to controlling stockholders and non-controlling interests	84,192	4,948	4,319	2,931	16,522	13,191

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Differences between IFRS and BRGAAP Financial Statements
(a) On IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (Incurred Loss). On BRGAAP, the expected loss model is used 8.
(b) Recognition in the consolidated financial statements on BRGAAP ofthe taxcredit related to the Social Contribution on Net Income atthe rate of 15% (IAS 12), which had already been fully incorporated in the opening balance sheet of 01/01/2010 under IFRS. The difference between the IFRS and BRGAAP financial statements was adjusted in the 4Q12. From the 1Q13, this difference will no longer exist.
(c) On IFRS (IAS 39 and 32), stocks and quotas classified as permanents investments were measured atfair value and its gains and losses were recorded directlyon Equity, with no impact on the income statement of the period.
(d) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.
(e) On the IFRS (IAS 21), exchange rate variations ofsubsidiaries and non consolidated companies abroad, where the functional currency (defined as the currency ofthe primary economic environment on which each entity operates) differs from the Real, are recorded directly on Equity with no impact on the income statement of the period.
(f) On the IFRS (IAS 39), the assets and financial liabilities measured atamortized cost are recognized according to the methodologyof effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.
(g) The composition of Other Adjustments is made mainly by the difference in the eligibility of hedging cash flow for IFRS and by the reversal of BRGAAP’s Goodwill Amortization.
[8] For more details see our Complete Financial Statements for 2012.

For comparison purposes, we present on the table below the net income and the recurring net income according to the IFRS and the BRGAAP.

				R$ million
	4Q/13			2013
Recurring Net Income	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Net Income - Attributable to Controlling Stockholders	4,646	4,910	264	15,696	16,424	728
Exclusion of the Non-Recurring Events	34	34	-	140	140	-
Realization of Assets and Impairment of realizable amount	239	239	-	239	239	-
Tax amnesty - Law 12,865/13	(508)	(508)	-	(508)	(508)	-
Provisions	648	648	-	754	754	-
Tax and Social Security Contributions	276	276	-	276	276	-
Civil Lawsuits	372	372	-	478	478	-
IRB - Change to the criteria for investment	(131)	(131)	-	(131)	(131)	-
Cofins - Porto Seguro	(272)	(272)	-	(272)	(272)	-
Other	58	58	-	58	58	-
Recurring Net Income - Attributable to Controlling Stockholders	4,680	4,944	264	15,836	16,564	728

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ITEM 11 - PROJECTIONS

11.1 Projections should identify:

a) The subject matter of the projection

None.

b) The period projected and period for which the projection is valid

None.

c) The assumptions of the projection, indicating which ones may be influenced by the Issuer’s management and those which are beyond its control

None.

d) The amounts of the indicators that are the subject matter of the projection

None.

11.2 Should the Issuer have disclosed, for the past three years, projections for the evolution of its indicators:

a) State which are being replaced by new projections included in the form and which are being repeated in the form

None.

b) Regarding the projections related to periods that have already elapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections

None.

c) Regarding the projections related to current periods, state whether the projections are still valid on the date the form is submitted and, when applicable, please explain why they were abandoned or replaced

None.

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ITEM 12 - STOCKHOLDERS’ MEETINGS AND MANAGEMENT

12.1 Describe the issuer’s administrative structure, as established in its Bylaws and internal rules, identifying:

a) The functions of each body and committee

a.1 Board of Directors

The Board of Directors, which is a decision-making body, is mandatory in a publicly-held company. It is incumbent upon the Board of Directors to:

•	Establish the general guidelines;

•	Elect for and remove from office the Issuer’s officers and establish their duties;

•	Appoint officers to the Executive Boards of the subsidiaries it specifies;

•	Supervise the performance of the Issuer’s officers in their management duties, examine, at any time, the Issuer’s books and records, request information on contracts already entered into or to be entered into, and take any other actions;

•	Call Stockholders’ Meetings at least fifteen (15) days in advance and the number of days will be counted from the publication of the first call;

•	Opine on the management report, the accounts of the Executive Board and the financial statements for each fiscal year to be submitted to the Stockholders’ Meeting;

•	Resolve upon estimates of results and budgets for investments and respective action plans;

•	Appoint and remove independent auditors, without prejudice to the provisions in Article 7 of the Issuer’s Bylaws;

•	Resolve upon the distribution of interim dividends, including to the retained earnings or existing revenue reserve accounts contained in the most recent annual or semiannual balance sheet;

•	Resolve upon the payment of interest on capital;

•	Resolve upon the purchase of its own shares on a non-permanent basis;

•	Resolve upon the purchase and entry of put and call options supported by the shares issued by the company for the purposes of cancellation, holding in treasury or sale, within the limits set out in Article 2, II of CVM Instruction No. 390 of July 8, 2003 and further amendments;

•	Resolve upon the establishment of committees to address specific matters within the scope of the Board of Directors;

•	Elect and remove the members of the Audit Committee and Compensation Committee;

•	Approve the operational rules that the Audit and Compensation committees may establish for their own operations and acknowledge the committees’ activities through their reports;

•	Approve direct or indirect investments and divestments in ownership interests at amounts higher than 15% of the book value of Itaú Unibanco Holding recorded in the most recent audited balance sheet; and

•	Resolve the limit of the authorized capital.

•	Resolving upon capital increases and issue of debt securities and other instruments convertible into shares

189

The Board of Directors is composed of a minimum of ten and a maximum of fourteen members. In the first meeting after the Stockholders’ Meeting in which the Board is elected, its members will choose among themselves the Chairman and one to three Vice Chairmen. A member who is 70 (seventy-five) years of age on the date of the election may not be elected.

a.2 Executive Board

The operational and executive duties are the responsibility of the Executive Board, which will follow the guidelines established by the Board of Directors.

The Executive Board is the body responsible for the management and representation of Itaú Unibanco Holding, and it may have from five to twenty members, including the positions of Chief Executive Officer, Executive Vice-Presidents, Executive Officers and Officers, in compliance with the guidelines established by the Board of Directors for filling these positions.

The term of office for Officers is one year, their reelection being permitted, and they will remain in the positions until their replacements take office, and (i) those who are already 62 years of age on the date of the election may not be elected for the position of Chief Executive Officer, and (ii) those who are already 60 years of age on the date of the election may not be elected for other Executive Board positions.

Two officers, one of whom will necessarily be the Chief Executive Officer, Managing Vice President or Executive Officer, will have powers to: (i) represent us, assuming obligations or exercising rights in any act, agreement or document that implies responsibility for Itaú Unibanco Holding, including offering guarantees for third parties' obligations, and (ii) compromise and waive rights, being also allowed to encumber and dispose of fixed asset items and resolve upon the establishment, closing and move of facilities.

At the Extraordinary Stockholders’ Meeting held on April 23, 2014, a change to our Bylaws was approved for the purpose of improving the provisions related to the representation by attorneys-in-fact and clarifying the rules on the granting of powers of attorney to a single attorney-in fact. Accordingly, in exceptional cases, Itaú Unibanco Holding could be represented by a single attorney-in-fact: (i) before any government body, direct or indirect, in acts that do not imply the assumption or waiver of rights and obligations; (ii) with power of attorney with ad judicia clause; (iii) at stockholders’ meetings, stockholders’ or quotaholders’ meetings of companies or investment funds in which we have interests. The Board of Directors may also provide for or establish exceptions in addition to those previously provided for.

a.3 Committees related to the Board of Directors

a.3.1 Strategy Committee

The Strategy Committee is responsible for promoting discussions on strategic matters critical to us. It is incumbent upon the Strategy Committee, among other duties, to support the decisions of the Board of Directors, proposing budget guidelines and issuing opinions and recommendations on strategic guidelines and investment opportunities.

a.3.2 Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is responsible for promoting and overseeing the discussions on our governance. Its duties include, but are not limited to: analyzing and issuing opinions on situations of possible conflict of interest between the members of the Board of Directors and the companies of the Conglomerate; periodically reviewing the criteria for appointing independent members for our Board of Directors, according to the governance principles and the applicable regulation; providing methodological and procedural support to the assessment of the Board of Directors, members, Committees and Chief Executive Officer, and discussions on the succession of the members of the Board of Directors and of the Chief Executive Officer, as well as making recommendations on this matter.

a.3.3 Personnel Committee

The Personnel Committee is responsible for determining the main guidelines regarding people. Its duties include, but are not limited to, determining the guidelines for the attraction and retention of talented professionals, recruitment and training, and for our long-term incentive programs.

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a.3.4 Compensation Committee

It is incumbent upon the Compensation Committee to promote discussions on matters related to our management compensation. Its duties include, but are not limited to: developing a policy for the compensation of our management, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and programs for recruitment and termination; discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of the policy for the compensation of our employees and recommending improvements to the Board of Directors.

a.3.5 Capital and Risk Management Committee

The Capital and Risk Management Committee is responsible for supporting the Board of Directors to perform its duties related to our capital and risk management, submitting reports and recommendations about these matters to the approval of the board. Its duties include, but are not limited to: determining our risk appetite, the minimum return expected on our capital and overseeing risk management and control activities, ensuring their adequacy to the risk levels assumed and to the complexity of the operations, in addition to meeting regulatory requirements. The Capital and Risk Management Committee is also responsible for promoting and improving our risk culture.

a.3.6 Audit Committee

The Audit Committee is the statutory body responsible for overseeing the quality and integrity of our financial statements, the compliance with legal and regulatory requirements, the activities, independence and quality of the service provided by our independent auditors and internal auditors, and the effectiveness of internal control and risk management systems. The Audit Committee was established in April 2004 by the Stockholders’ Meeting, for the institutions authorized to operate by the Central Bank of Brazil and the companies under the supervision of the Superintendency of Private Insurance (SUSEP) that are part of the Itaú Unibanco Conglomerate.

The members of the Audit Committee are annually elected by the Board of Directors from among its members or professionals with renowned competence and outstanding knowledge, taking into consideration that at least one of the members of this Committee will be a designated Financial Expert and must have proven knowledge in the accounting and auditing areas. All the members of the Audit Committee are independent, in accordance with CMN regulation, and the Board of Directors will terminate the term of office of any member of the Audit Committee if their independence is affected by any conflict of interest or potential conflict of interest.

The evaluations of the Audit Committee are based on information received from management, external auditors, internal auditors, departments responsible for risk management and internal controls, and on analyses made by the members of the Committee as a result of direct observation.

a.3.7 Related Parties Committee

The Related Parties Committee is responsible for analyzing the transactions with related parties, in the situations specified in our Related Party Transactions Policy, aiming at ensuring that these transactions are carried out transparently and on arm’s length terms. The Related Parties Committee is fully composed of independent members.

a.4. Fiscal Council

The Fiscal Council is an independent body, annually elected by the Stockholders’ Meeting, and its duties are to oversee the activities of our management, examine our financial statements as of the fiscal year and issue an opinion on these financial statements, among other duties provided for by Brazilian legislation. It comprises from three to five members and at least the same number of alternates, who must be annually elected at a stockholders’ meeting. The Fiscal Council must work independently from management, our external auditors and the Audit Committee.

Although its permanent existence is not legally compulsory, we have a Fiscal Council established and operating on a continuous basis since 2000.

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b) The date of the establishment of the fiscal council, if not permanent, and of the creation of committees

•	Fiscal Council: 04/23/2014 (the Fiscal Council has been established annually, without interruption, since 04/24/2000);

•	Audit Committee: 28/04/2004;

•	Strategy Committee: 24/06/2009;

•	Risk and Capital Management Committee: 24/06/2009;

•	Nomination and Corporate Governance Committee: 24/06/2009;

•	Personnel Committee: 24/06/2009;

•	Compensation Committee: 17/02/2011; and

•	Related Parties Committee: 03/28/2013.

c) Mechanisms for assessing the performance of each body or committee

The performance of the Board of Directors is assessed on an annual basis for the purpose of ensuring that its members are in line with the organization’s values and that they represent the interests of our shareholders.

As mentioned in item 12.1 a.3.2, the Nomination and Corporate Governance Committee is responsible for assessing the performance of the Board of Directors, and it must (i) recommend the processes for the assessment of the Board of the Directors, the members and Chairman of the Board, Committees and Chief Executive Officer; and (ii) provide methodological and procedural support for the assessment of the Board of Directors, the members and Chairman of the Board, Committees and Chief Executive Officer.

d) With respect to the members of the executive board, their individual duties and powers

The Chief Executive Officer is responsible for calling and chairing the meetings of the Board of Officers, overseeing its activities, structuring the services of the Issuer and setting internal and operational rules.

Executive Vice Presidents and Executive Officers are responsible for the administration of the banking operations.

The officers are responsible for managing the areas or specific portfolios of the Issuer to which they were appointed by the Executive Board.

As mentioned in item 12.1.a.2, two officers, one of whom being necessarily the Chief Executive Officer, Executive Vice President or Executive Officer, will have powers to represent the Issuer.

The composition of our Executive Board, as well as the individual duties of each officer, is as follows.

Chief Executive Officer

Roberto Egydio Setubal is our Chief Executive Officer and he is responsible for overseeing the activities of the Executive Board.

Vice Presidents

Alfredo Egydio Setubal is in charge of wealth management and private banking services. Additionally, he is responsible for operations with securities and regulated markets (Regulatory Instruction No. 505 of the Brazilian Securities Commission - CVM) and he is our Investor Relations Officer and his main responsibility is the communication with the market and the increase of the transparency of financial and strategic information.

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Candido Botelho Bracher is in charge of the corporate treasury department, as well as of the wholesale and investment banking departments. Before the Central Bank of Brazil, Mr. Bracher is responsible for the rural credit department (CMN Resolution No. 3,556/08), matters related to the Brazilian Payment System (Sistema de Pagamentos Brasileiro – “SPB”) (BACEN Circular No. 3,281/05), client registration file of the National Financial System – SFN (CMN Resolution No. 3,347/07), commercial portfolio (CMN Resolution No. 2,212/95), lease portfolio (CMN Resolution No. 2,212/95), real estate loan portfolio (CMN Resolution No. 2,212/95), loan, financing and investment portfolios (CMN Resolution No. 2,212/95), investment portfolio (CMN Resolution No. 2,212/95), deposit accounts (CMN Resolution No. 2,078/04), resale agreements (CMN Resolution No. 3,339/06), operations of loan and barter of securities (CMN Resolution No. 3,197/04), swap operations (CMN Resolution No. 3,505/07), operations related to the foreign exchange market (CMN Resolution No. 3,568/08), registration of the foreign exchange market (CMN Resolution No. 3,568/08), registration of guarantees of vehicles and real estate properties (CMN Resolution No. 4,088/12), and registration of credit assignment operations (CMN Resolution No. 3,998/11).

Executive Directors

Caio Ibrahim David works in the finance division.

Claudia Politanski is in charge of the legal and ombudsman executive board. Before the Central Bank of Brazil, she is responsible for the Denunciation and Complaint Registration System (RDR) (BACEN Circular No. 3,289).

Eduardo Mazzilli de Vassimon is responsible, before the Central Bank of Brazil, for the control of the operational risk (CMN Resolution No. 3,380), liquidity risk (CMN Resolution No. 4,090/12), credit risk (CMN Resolution No. 3,721) and market risk (CMN Resolution No. 3,464). Additionally, he is responsible for anti-money laundering actions (Law No. 9,613, BACEN Circular No. 3,461 and CVM Instruction No. 301), internal controls and procedures related to the trading of securities (CVM Instruction No. 505) and supplying the information set forth in legal and regulatory rules (BACEN Circular No. 3,504).

Ricardo Baldin is in charge of the internal audit division.

Officers

Alexsandro Broedel Lopes is responsible for the accounting division. Before the Central Bank, he is in charge of the supply of information related to loan transactions to the Credit Information System (BACEN Circular No. 3,567), updating data in the UNICAD (BACEN Circular No. 3,165) and for the accounting department (CMN Resolution No. 3,198). Additionally, Mr. Lopes is responsible before the National Registration File of the Company’s Legal Entity (Regulatory Instruction No. 1,183/11 of the Federal Revenue Service).

Wagner Bettini Sanches will work in the credit risk control department after his election is approved by the Central Bank of Brazil.

Eduardo Hiroyuki Miyaki and Emerson Macedo Bortoloto are in charge of the internal audit activities.

Rodrigo Luís Rosa Couto is responsible, before the Central Bank of Brazil, for determining the RWA, Referential Equity and Core Capital amounts (CMN Resolution No. 4,193/13), managing capital risk (CMN Resolution No. 3,988), and calculating regulatory limits and minimum standards (BACEN Circular No. 3,398).

Marcelo Kopel will be responsible for controller’s department after his election is approved by the Central Bank of Brazil.

e) Mechanisms for assessing the performance of the members of the board of directors, committees and executive board

The assessment of the Board of Directors, its Chairman and the Committees and the self-assessment of the Members of the Board of Directors is carried out on an annual basis.

The composition of the Board of Directors is annually assessed to ensure the complementary nature of authorities and its members. Also, the Chairman of the Board of Directors is also responsible for ensuring that the performance of the Board, its members and Committees is assessed for the purpose of continuously improving performance.

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As mentioned in item 12.c and Section 13 of this report, the Nomination and Corporate Governance Committee is responsible for assessing the performance of the Board of Directors, and it must (i) recommend the processes for the assessment of the Board of the Directors, the members and Chairman of the Board, Committees and Chief Executive Officer; and (ii) provide methodological and procedural support for the assessment of the Board of Directors, the members and Chairman of the Board, Committees and Chief Executive Officer.

It should be noted that our officers are also subject to thorough and broad assessment, in which the following performance indicators are considered: financial, procedural, client satisfaction, people management and cross targets with other departments.

12.2. Describe the rules, policies and practices related to stockholders’ meetings, indicating:

a) Call notice terms

According to Article 124, item II of Brazilian Corporate Law, the term for the first call for the stockholders’ meetings of publicly-held companies is fifteen days before the date of the meeting and, for the second call, eight days.

b) Duties

It is incumbent upon the Stockholders’ Meeting to:

•	Amend the bylaws;

•	Appoint, elect and remove members of the Board of Directors;

•	Appoint the members of the Fiscal Council:

•	Resolve upon the financial statements and the distribution and investment of profits;

•	Resolve upon the management report and the accounts of the Executive Board;

•	Establish the aggregate and annual compensation of the members of the Board of Directors and Executive Board;

•	Change the capital, provided that the authority of the Board of Directors to change the capital up to the limit of the authorized capital is observed regardless of a statutory reform;

•	Resolve upon mergers, takeovers and spin-offs or any other forms of corporate restructuring;

•	Resolve upon retained earnings or the allocation to reserves; and

•	Resolve upon stock option plans issued by the Issuer or its subsidiaries.

c) Addresses (street or electronic) where the documents related to the stockholders’ meeting will be available to shareholders for analysis

The documents to be analyzed at the stockholders’ meetings are available to Shareholders on the Issuer’s investor relations website (www.itau.com.br/investor-relations), as well as on the website of the Brazilian Securities Commission (CVM) (www.cvm.gov.br) or on the website of BM&FBOVESPA (www.bovespa.com.br). Stockholders may also request a copy of these documents via the e-mail address relacoes.investidores@itau-unibanco.com.br.

d) Identification and management of conflicts of interest

According to paragraphs 1, 2 and 4 of Article 115 of Brazilian Corporate Law, shareholders cannot vote in meetings that are intended to resolve upon appraisal reports on assets used to form the capital, approval of their accounts as management members or any other resolution that could benefit them, under penalty of: (i) the resolution being voided, (ii) being held liable for the damages caused, and (iii) being required to transfer to Itaú Unibanco Holding any advantages obtained.

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e) Request of proxies by management for the exercise of voting rights

We enabled the availability of proxies according to Attachment 23 to CVM Instruction No. 481/09 for the sole purpose of offering an additional mechanism to facilitate the attendance of shareholders at the meetings.

In the Shareholder´s Meetings held in the last three years, the proxy solicitation was fully funded by us.

f) Formalities necessary for accepting proxy instruments granted by shareholders, indicating whether the issuer accepts proxies granted by shareholders via electronic means

The shareholders can be represented in stockholders’ meetings by a proxy under the terms of Article 126 of Brazilian Corporate Law, provided that the proxy is bearing an identity document and the following documents that evidence the validity of their proxy (for documents issued overseas, the respective sworn translation, certified by the local consulate is required):

a) Legal entities – notarized copy of the Bylaws of the legal entity it represents, evidence of the election of management members and the respective proxy with notarized signature.

b) Individuals – the corresponding proxy with a notarized signature.

In order to facilitate the works, the Issuer suggests that the shareholders represented by proxies send a copy of the abovementioned proxy at least 48 hours prior to the respective stockholders’ meetings by mail or courier to the following address:

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô

Parque Jabaquara, São Paulo (SP) - CEP 04344-902

or via e-mail to drinvest@itau-unibanco.com.br.

Also, we use an electronic platform by means of which an electronic proxy can be granted at the stockholders’ meetings of the Issuer.

g) Maintenance of forums and pages on the Internet designed for receiving and sharing comments of shareholders on the meetings’ agendas

The Issuer does not have forums designed for receiving and sharing comments of shareholders on the meetings’ agendas but it does have a channel on the investor relations website (www.itau.com.br/investor-relations) where shareholders can make recommendations to the Board of Directors for the stockholders’ meeting and ask questions about the meeting.

h) Live broadcast of the meetings via video or audio

We do not have a system for live broadcasting of video and/or audio of stockholders’ meetings.

i) Mechanisms designed to allow for the inclusion of proposals made by shareholders in the agenda

We hold public meetings so that investors, analysts and stockholders can interact with the top management and discuss about strategies for making investment decisions. Therefore, in these meetings stockholders have the opportunity to express their opinions, criticize and make suggestions to management, including on topics that they would like to be discussed at the stockholders’ meetings.

Shareholders can also contact us to formulate proposals to management through the investor relations website of Itaú Unibanco (www.itau.com.br/investor-relations).

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12.3. In a table, please state the dates and newspapers of the publication:

Fiscal Year	Publication	Newspaper - State	Dates
31/12/2013	Financial Statements	Diário Oficial do Estado (Official Gazette) – State of São Paulo	02/25/2014
		Valor Econômico – State of São Paulo	02/25/2014
	Call for the Annual Stockholders’ Meeting that analyzed the Financial Statements	Diário Oficial do Estado (Official Gazette) – State of São Paulo	04/02/2014 04/03/2014 04/04/2014
		Valor Econômico – State of São Paulo	04/02/2014 04/03/2014 04/04/2014
31/12/2012	Financial Statements	Diário Oficial do Estado (Official Gazette) – State of São Paulo	02/26/2013
		Valor Econômico – State of São Paulo	02/26/2013
	Call for the Annual Stockholders’ Meeting that analyzed the Financial Statements	Diário Oficial do Estado (Official Gazette) – State of São Paulo	04/04/2013 04/05/2013 04/06/2013
	Minutes of the Annual Stockholders’ Meeting that analyzed the Financial Statements	Valor Econômico – State of São Paulo Diário Oficial do Estado (Official Gazette) – State of São Paulo Valor Econômico – State of São Paulo	04/04/2013 04/05/2013 04/08/2013 08/30/2013 08/30/2013
31/12/2011	Financial Statements	Diário Oficial do Estado (Official Gazette) – State of São Paulo	02/29/2012
		Valor Econômico – State of São Paulo	02/29/2012
	Call for the Annual Stockholders’ Meeting that analyzed the Financial Statements	Diário Oficial do Estado (Official Gazette) – State of São Paulo	04/05/2012 04/06/2012 04/10/2012
		Valor Econômico – State of São Paulo	04/05/2012 04/09/2012 04/10/2012
	Minutes of the Annual Stockholders’ Meeting that analyzed the Financial Statements	Diário Oficial do Estado (Official Gazette) – State of São Paulo	06/29/2012
		Valor Econômico – State of São Paulo	06/29/2012

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12.4. Describe the rules, policies and practices related to the Board of Directors, indicating:

a) Frequency of meetings

The Board of Directors will meet ordinarily eight (8) times a year and, extraordinarily, whenever corporate interests so demand. In 2013, the Board of Directors met 14 times.

b) If applicable, the provisions in the stockholders’ agreement that place restrictions or conditions on the exercise of the voting rights of the members of the board

The Stockholders’ Agreement provides that the members appointed as established therein will always vote jointly on certain matters.

c) Rules for identifying and managing conflicts of interest

According to the Internal Rules of the Board of Directors, its members may not participate in resolutions on matters in which their interests conflict with our interests. Each member must communicate to the Board of Directors any conflict of interest as soon as the matter is included in the agenda or proposed by the Chairman of the Board and, in any case, before the start of any discussion on each topic. In the first meeting after the act of their election, the elected member must inform the other members of the Board of: (a) the main activities they carry out outside Itaú Unibanco Holding; (b) participation in the boards of other companies; and (c) business relationships with companies of the Conglomerate, including the provision of services to these companies. This information must be provided on an annual basis and whenever a new event that requires the updating of this information occurs. The members of the Board can only participate in up to four (4) Boards of Directors of companies that are not owned by a single economic group. The exercise of this duty in philanthropic entities, clubs or associations will not be taken into consideration. This limit can be exceeded upon the approval of the Nomination and Corporate Governance Committee. If the member of the Board or company controlled or managed by them carries out a transaction with companies of the Itaú Unibanco Conglomerate, the following rules must be followed: (a) the transaction will be carried out under market conditions; (b) if it is not a usual transaction or service provision, reports must issued by reputable companies confirming that the transaction was carried out under market conditions; and (c) the transaction must be reported to and conducted by the Related Parties Committee, the Superintendency of Ethics and Ombudsman or the channels that are usually incumbent in the hierarchy of the Itaú Unibanco Conglomerate, provided that the rules and conditions in the Related Party Transactions Policy are observed.

12.5 If applicable, please describe the commitment clause contained in the Bylaws for settling conflicts between shareholders and between shareholders and the Issuer by means of arbitration

None.

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12.6 - With respect to each member of the issuer’s Board of Directors whose reelection will be proposed by the controlling shareholder, please find below the following information:

Members of the Board Of Directors

Name	Pedro Moreira Salles

Age	54

Profession	Banker

Individual Taxpayer's Registry (CPF) number or passport number	551.222.567-72

Elective office held	Chairman of the Board of Directors (non-executive member)

Date of election	04/23/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	Chairman of the Strategy Committee Chairman of Nomination and Corporate Governance Committee Chairman of the Personnel Committee Chairman of the Compensation Committee

Nominated by the controlling shareholder	Yes

Name	Alfredo Egydio Arruda Villela Filho

Age	44

Profession	Engineer

Individual Taxpayer's Registry (CPF) number or passport number	066.530.838-88

Elective office held	Vice Chairman of the Board of Directors (non-executive member)

Date of election	04/23/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	Member of the Disclosure and Trading Committee Member of the Nomination and Corporate Governance Committee Member of the Compensation Committee

Nominated by the controlling shareholder	Yes

Name	Roberto Egydio Setubal

Age	59

Profession	Engineer

Individual Taxpayer's Registry (CPF) number or passport number	007.738.228-52

Elective office held	Vice Chairman of the Board of Directors (executive member) and Chief Executive Officer

Date of election	04/23/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	Member of the Strategy Committee Member of the Capital and Risk Management Committee Member of the Personnel Committee

Nominated by the controlling shareholder	Yes

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Name	Alfredo Egydio Setubal

Age	55

Profession	Business Administrator

Individual Taxpayer’s Registry (CPF) number or passport number	014.414.218-07

Elective office held	Member of the Board of Directors (executive member) and Managing Vice President

Date of election	04/23/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	Member of the Disclosure and Trading Committee Member of the Nomination and Corporate Governance Committee Investor Relations Officer

Nominated by the controlling shareholder	Yes

Name	Candido Botelho Bracher

Age	55

Profession	Business Administrator

Individual Taxpayer's Registry (CPF) number or passport number	039.690.188-38

Elective office held	Member of the Board of Directors (executive member) and Managing Vice President

Date of election	04/23/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	Member of the Capital and Risk Management Committee Member of the Personnel Committee

Nominated by the controlling shareholder	Yes

Name	Demosthenes Madureira de Pinho Neto

Age	54

Profession	Economist

Individual Taxpayer's Registry (CPF) number or passport number	847.078.877-91

Elective office held	Member of the Board of Directors (non-executive member)

Date of election	04/23/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	Member of the Capital and Risk Management Committee Member of the Nomination and Corporate Governance Committee

Nominated by the controlling shareholder	Yes

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Name	Gustavo Jorge Laboissiere Loyola

Age	61

Profession	Economist

Individual Taxpayer's Registry (CPF) number or passport number	101.942.071-53

Elective office held	Member of the Board of Directors (independent member)

Date of election	04/23/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	Member of the Capital and Risk Management Committee Member of the Related Parties Committee

Nominated by the controlling shareholder	Yes

Name	Henri Penchas

Age	68

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20

Elective office held	Member of the Board of Directors (non-executive member)

Date of election	04/23/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Member of the Compensation Committee

Nominated by the controlling shareholder	Yes

Name	Israel Vainboim

Age	69

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87

Elective office held	Member of the Board of Directors (independent member)

Date of election	04/23/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Member of the Compensation Committee

Nominated by the controlling shareholder	Yes

200

Name	Nildemar Secches

Age	65

Profession	Mechanical Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	589.461.528-34

Elective office held	Member of the Board of Directors (independent member)

Date of election	04/23/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	Member of the Strategy Committee Member of the Personnel Committee Chairman of the Related Parties Committee

Nominated by the controlling shareholder	Yes

Name	Pedro Luiz Bodin de Moraes

Age	57

Profession	Economist

Individual Taxpayer's Registry (CPF) number or passport number	548.346.867-87

Elective office held	Member of the Board of Directors (independent member)

Date of election	04/23/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	Chairman of the Capital and Risk Management Committee Member of the Compensation Committee Member of the Related Parties Committee

Nominated by the controlling shareholder	Yes

Name	Ricardo Villela Marino

Age	40

Profession	Engineer

Individual Taxpayer's Registry (CPF) number or passport number	252.398.288-90

Elective office held	Member of the Board of Directors (executive member)

Date of election	04/23/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	Member of the Strategy Committee Member of the Personnel Committee

Nominated by the controlling shareholder	Yes

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Members of the Fiscal Council

Name	Alberto Sozin Furuguem

Age	71

Profession	Economist

Individual Taxpayer's Registry (CPF) number or passport number	046.876.477-15

Elective office held	Effective Member of the Fiscal Council

Date of election	04/23/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	None

Nominated by the controlling shareholder	Yes

Name	Iran Siqueira Lima

Age	69

Profession	Economist

Individual Taxpayer's Registry (CPF) number or passport number	035.001.957-68

Elective office held	Effective Member of the Fiscal Council

Date of election	04/23/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	None

Nominated by the controlling shareholder	Yes

Name	Joao Costa

Age	63

Profession	Economist

Individual Taxpayer's Registry (CPF) number or passport number	476.511.728-68

Elective office held	Alternate Member of the Fiscal Council

Date of election	04/23/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	None

Nominated by the controlling shareholder	Yes

Name	Jose Caruso Cruz Henriques

Age	66

Profession	Lawyer

Individual Taxpayer's Registry (CPF) number or passport number	372.202.688-15

Elective office held	Alternate Member of the Fiscal Council

Date of election	04/23/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions performed at the Issuer currently	None

Nominated by the controlling shareholder	Yes

202

Name	Luiz Alberto de Castro Falleiros

Age	57

Profession	Economist

Individual Taxpayer's Registry (CPF) number or passport number	024.351.769-80

Elective office held	Effective Member of the Fiscal Council

Date of election	04/23/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	None

Nominated by the controlling shareholder	No

Name	Ernesto Rubens Gelbcke

Age	70

Profession	Accountant

Individual Taxpayer's Registry (CPF) number or passport number	062.825.718-04

Elective office held	Alternate Member of the Fiscal Council

Date of election	04/23/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	None

Nominated by the controlling shareholder	No

Members of the Executive Board

Name	Caio Ibrahim David

Age	46

Profession	Engineer

Individual Taxpayer's Registry (CPF) number or passport number	101.398.578-85

Elective office held	Executive Officer

Date of election	04/24/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	Member of the Disclosure and Trading Committee

Nominated by the controlling shareholder	No

Name	Claudia Politanski

Age	43

Profession	Lawyer

Individual Taxpayer's Registry (CPF) number or passport number	132.874.158-32

Elective office held	Executive Officer

Date of election	04/24/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	Member of the Disclosure and Trading Committee

Nominated by the controlling shareholder	No

203

Name	Eduardo Mazzilli de Vassimon

Age	55

Profession	Business Administrator

Individual Taxpayer's Registry (CPF) number or passport number	033.540.748-09

Elective office held	Executive Officer

Date of election	04/24/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	None

Nominated by the controlling shareholder	No

Name	Ricardo Baldin

Age	59

Profession	Accountant

Individual Taxpayer's Registry (CPF) number or passport number	163.678.040-72

Elective office held	Executive Officer

Date of election	04/24/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	None

Nominated by the controlling shareholder	No

Name	Alexsandro Broedel Lopes

Age	39

Profession	Accountant

Individual Taxpayer's Registry (CPF) number or passport number	031.212.717-09

Elective office held	Officer

Date of election	04/24/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	Member of the Disclosure and Trading Committee

Nominated by the controlling shareholder	No

Name	Eduardo Hiroyuki Miyaki

Age	41

Profession	Civil Engineer

Individual Taxpayer's Registry (CPF) number or passport number	159.822.728-92

Elective office held	Officer

Date of election	04/24/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	None

Nominated by the controlling shareholder	No

204

Name	Emerson Macedo Bortoloto

Age	36

Profession	Information Technologist

Individual Taxpayer's Registry (CPF) number or passport number	186.130.758-60

Elective office held	Officer

Date of election	04/24/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	None

Nominated by the controlling shareholder	No

Name	Marcelo Kopel

Age	50

Profession	Business Administrator

Individual Taxpayer's Registry (CPF) number or passport number	059.369.658-13

Elective office held	Officer

Date of election	04/24/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	Member of the Disclosure and Trading Committee

Nominated by the controlling shareholder	No

Name	Rodrigo Luis Rosa Couto

Age	38

Profession	Business Administrator

Individual Taxpayer's Registry (CPF) number or passport number	882.947.650-15

Elective office held	Officer

Date of election	04/24/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	None

Nominated by the controlling shareholder	No

Name	Wagner Bettini Sanches

Age	43

Profession	Engineer

Individual Taxpayer's Registry (CPF) number or passport number	114.032.758-58

Elective office held	Officer

Date of election	04/24/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	None

Nominated by the controlling shareholder	No

205

12.7. Composition of the statutory committees, as well as of the audit, risk, financial and compensation committees

AUDIT COMMITTEE

Name	Alkimar Ribeiro Moura

Age	72

Profession	Economist

Individual Taxpayer's Registry (CPF) number or passport number	031.077.288-53

Elected position held	Member of the Audit Committee

Date of election	04/25/2014

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	-o-

Elected by the parent company	-o-

Name	Diego Fresco Gutierrez

Age	44

Profession	Accountant

Individual Taxpayer's Registry (CPF) number or passport number	214.970.328-90

Elective office held	Effective Member of the Committee

Date of election	04/24/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	-o-

Nominated by the controlling shareholder	No

Name	Luiz Alberto Fiore

Age	62

Profession	Business administrator and Bachelor’s degree in accounting science

Individual Taxpayer's Registry (CPF) number or passport number	521.132.568-00

Elected position held	Member of the Audit Committee

Date of election	04/25/2014

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	-o-

Elected by the parent company	-o-

206

Name	Geraldo Travaglia Filho

Age	63

Profession	Business administrator

Individual Taxpayer's Registry (CPF) number or passport number	573.620.338-34

Elected position held	Member of the Audit Committee

Date of election	04/25/2014

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	-o-

Elected by the parent company	-o-

Name	Maria Helena dos Santos Fernandes de Santana

Age	54

Profession	Economist

Individual Taxpayer's Registry (CPF) number or passport number	036.221.618-50

Elective office held	Effective Member of the Committee

Date of election	04/24/2014

Date of investiture

Term of office	Annual

Other positions held or functions currently performed at the Issuer	-o-

Nominated by the controlling shareholder	No

Name	Sergio Darcy da Silva Alves

Age	69

Profession	Economist

Individual Taxpayer's Registry (CPF) number or passport number	050.933.687-68

Elective office held	Effective Member of the Committee

Date of election	04/24/2014

Date of investiture

Term of office	Annual

Other positions held or functions currently performed at the Issuer	-o-

Nominated by the controlling shareholder	No

207

CAPITAL AND RISK MANAGEMENT COMMITTEE

Name	Roberto Egydio Setubal

Age	59

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52

Elected position held	Member of the Capital and Risk Management Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Personnel Committee Member of the Strategy Committee Vice-Chairman of the Board of Directors Chief Executive Officer

Elected by the parent company	-o-

Name	Candido Botelho Bracher

Age	55

Profession	Business administrator

Individual Taxpayer’s Registry (CPF) number or passport number	039.690.188-38

Elected position held	Member of the Capital and Risk Management Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Personnel Committee Executive Vice-President Member of the Board of Directors

Elected by the parent company	-o-

Name	Gustavo Jorge Laboissiere Loyola

Age	61

Profession	PhD in Economy

Individual Taxpayer's Registry (CPF) number or passport number	101.942.071-53

Elected position held	Member of the Capital and Risk Management Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors President of the Audit Committee Member of Transactions with Related Parties

Elected by the parent company	-o-

208

Name	Pedro Luiz Bodin de Moraes

Age	57

Profession	Economist

Individual Taxpayer’s Registry (CPF) number or passport number	548.346.867-87

Elected position held	President of the Capital and Risk Management Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors (independent director) Member of the Compensation Committee Member of Transactions with Related Parties

Elected by the parent company	-o-

Name	Demosthenes Madureira de Pinho Neto

Age	54

Profession	Economist

Individual Taxpayer's Registry (CPF) number or passport number	847.078.877-91

Elected position held	Member of the Capital and Risk Management Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Appointments and Corporate Governance Committee

Elected by the parent company	-o-

PERSONNEL COMMITTEE

Name	Pedro Moreira Salles

Age	54

Profession	Banker

Individual Taxpayer's Registry (CPF) number or passport number	551.222.567-72

Elected position held	President of the Personnel Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer

Chairman of the Board of Directors (non-executive director)

President of the Strategy Committee

President of the Appointments and Corporate Governance Committee

President of the Personnel Committee

President of the Compensation Committee

Elected by the parent company	-o-

209

Name	Roberto Egydio Setubal

Age	59

Profession	Engineer

Individual Taxpayer's Registry (CPF) number or passport number	007.738.228-52

Elected position held	Member of the Personnel Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Capital and Risk Management Committee Vice-Chairman of the Board of Directors Chief Executive Officer

Elected by the parent company	-o-

Name	Candido Botelho Bracher

Age	55

Profession	Business administrator

Individual Taxpayer's Registry (CPF) number or passport number	039.690.188-38

Elected position held	Member of the Personnel Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee Member of the Board of Directors Executive Vice-President

Elected by the parent company	-o-

Name	Ricardo Villela Marino

Age	40

Profession	Engineer

Individual Taxpayer's Registry (CPF) number or passport number	252.398.288-90

Elected position held	Member of the Personnel Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Strategy Committee

Elected by the parent company	-o-

210

Name	Nildemar Secches

Age	65

Profession	Mechanic Engineer

Individual Taxpayer's Registry (CPF) number or passport number	589.461.528-34

Elected position held	Member of the Personnel Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Strategy Committee Member of Transactions with Related Parties Committee

Elected by the parent company	-o-

STRATEGY COMMITTEE

Name	Pedro Moreira Salles

Age	54

Profession	Banker

Individual Taxpayer's Registry (CPF) number or passport number	551.222.567-72

Elected position held	President of the Strategy Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Chairman of the Board of Directors President of the Appointments and Corporate Governance Committee President of the Personnel Committee President of the Compensation Committee

Elected by the parent company	Yes

Name	Henri Penchas

Age	68

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20

Elected position held	Member of the Strategy Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Appointments and Corporate Governance Committee Member of Compensation Committee

Elected by the parent company	-o-

211

Name	Israel Vainboim

Age	69

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87

Elected position held	Member of the Strategy Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Appointments and Corporate Governance Committee Member of the Compensation Committee

Elected by the parent company	-o-

Name	Ricardo Villela Marino

Age	40

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	252.398.288-90

Elected position held	Member of the Strategy Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Personnel Committee

Elected by the parent company	-o-

Name	Roberto Egydio Setubal

Age	59

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52

Elected position held	Member of the Strategy Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Vice-Chairman of the Board of Directors Chief Executive Officer Member of the Capital and Risk Management Committee Member of the Personnel Committee

Elected by the parent company	-o-

212

Name	Nildemar Secches

Age	65

Profession	Mechanic Engineer

Individual Taxpayer's Registry (CPF) number or passport number	589 461 528-34

Elected position held	Member of the Strategy Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at	Member of the Board of Directors Member of the Personnel Committee Member of Transactions with Related Parties Committee

Elected by the parent company	-o-

APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE

Name	Pedro Moreira Salles

Age	54

Profession	Banker

Individual Taxpayer's Registry (CPF) number or passport number	551.222.567-72

Elected position held	President of the Appointments and Corporate Governance Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	President of the Strategy Committee President of the Personnel Committee Chairman of the Board of Directors President of the Compensation Committee

Elected by the parent company	-o-

Name	Alfredo Egydio Arruda Villela Filho

Age	44

Profession	Engineer

Individual Taxpayer's Registry (CPF) number or passport number	066.530.838-88

Elected position held	Member of the Appointments and Corporate Governance

Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions perfonned at	Vice-Chairman of the Board of Directors Member of the Disclosure and Trading Committee Member of the Compensation Committee

Elected by the parent company	-o-

213

Name	Alfredo Egydio Setubal

Age	55

Profession	Business Administrator

Individual Taxpayer's Registry (CPF) number or passport number	014.414.218-07

Elected position held	Member of the Appointments and Corporate Governance Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Executive Vice-President Member of the Disclosure and Trading Committee Investor Relations Officer

Elected by the parent company	-o-

Name	Henri Penchas

Age	68

Profession	Engineer

Individual Taxpayer's Registry (CPF) number or passport number	061.738.378-20

Elected position held	Member of the Appointments and Corporate Governance Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Board of Directors Member of the Compensation Committee

Elected by the parent company	-o-

Name	Israel Vainboim

Age	69

Profession	Engineer

Individual Taxpayer's Registry (CPF) number or passport number	090.997.197-87

Elected position held	Member of the Appointments and Corporate Governance Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Strategy Committee Member of the Compensation Committee

Elected by the parent company	-o-

214

Name	Demosthenes Madureira de Pinho Neto

Age	54

Profession	Economist

Individual Taxpayer's Registry (CPF) number or passport number	847.078.877-91

Elected position held	Member of the Appointments and Corporate Governance Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Capital and Risk Management Committee

Elected by the parent company	-o-

COMPENSANTION COMMITTEE

Name	Alfredo Egydio Arrnda Villela Filho

Afje	44

Profession	Engineer

Individual Taxpayer's Registry (CPF) number or passport number	066.530.838-88

Elected position held	Member of the Compensation Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Vice-Chairman of the Board of Directors Member of the Disclosure and Trading Committee Member of the Appointments and Corporate Governance Committee

Elected by the parent company	-o-

Name	Henri Penchas

Age	68

Profession	Engineer

Individual Taxpayer's Registry (CPF) number or passport number	061.738.378-20

Elected position held	Member of the Compensation Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Board of Directors Member of the Appointments and Corporate Governance Committee

Elected by the parent company	-o-

215

Name	Israel Vainboim

Aye	69

Profession	Engineer

Individual Taxpayer's Registry (CPF) number or passport number	090 997 197-87

Elected position held	Member of the Compensation Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee

Elected by the parent company	-o-

Name	Pedro Luiz Bodin de Moraes

Aye	57

Profession	Economist

Individual Taxpayer's Registry (CPF) number or passport number	548.346.867-87

Elected position held	Member of the Compensation Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors President of the Capital and Risk Management Committee Member of Transactions with Related Parties Committee

Elected by the parent company	-o-

Name	Pedro Moreira Salles

Age	54

Profession	Banker

Individual Taxpayer's Registry (CPF) number or passport number	551.222.567-72

Elected position held	President of the Compensation Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	President of the Strategy Committee President of the Personnel Committee Chairman of the Board of Directors President of the Appointments and Corporate Governance Committee

Elected by the parent company	-o-

216

Name	José Castro de Araujo Rudge

Age	57

Profession	Business Administrator

Individual Taxpayer's Registry (CPF) number or passport number	033.846.588-09

Elected position held	Member of the Compensation Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	-o-

Elected by the parent company	-o-

DISCLOSURE AND TRADING COMMITTEE

Name	Alfredo Egydio Setubal

Age	55

Profession	Business Administrator

Individual Taxpayer's Registry (CPF) number or passport number	014.414.218-07

Elected position held	Member of the Disclosure and Trading Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Executive Vice-President Member of the Appointments and Corporate Governance Committee Investor Relations Officer

Elected by the parent company	-o-

Namc	Alfredo Egydio Anuda Villela Filho

Age	44

Profession	Engineer

Individual Taxpayer's Registry (CPF) number or passport number	066.530.838-88

Elected position held	Member of the Disclosure and Trading Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Vice-Chairman of the Board of Directors Member of the Compensation Committee Member of the Appointments and Corporate Governance Committee

Elected by the parent company	-o-

217

Name	Alexsandro Broedel Lopes

Age	39

Profession	Accountant

Individual Taxpayer's Registry (CPF) number or passport number	031.212.717-09

Elective office held	Officer

Date of election	04/24/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	Member of the Disclosure and Trading Committee

Nominated by the controlling shareholder	No

Name	Caio Ibrahim David

Age	46

Profession	Engineer

Individual Taxpayer's Registry (CPF) number or passport number	101.398.578-85

Elected position held	Member of the Disclosure and Trading Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Executive Director

Elected by the parent company	-o-

Name	Claudia Politanski

Age	43

Profession	Lawyer

Individual Taxpayer's Registry (CPF) number or passport number	132.874.158-32

Elected position held	Member of the Disclosure and Trading Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Executive Director

Elected by the parent company	-o-

Name	Femando Marsella Chacon Ruiz

Age	48

Profession	Mathematician

Individual Taxpayer's Registry (CPF) number or passport number	030.086.348-93

Elected position held	Member of the Disclosure and Trading Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Executive Director

Elected by the parent company	-o-

218

Name	Marcelo Kopel

Age	50

Profession	Business Administrator

Individual Taxpayer's Registry (CPF) number or passport number	059.369.658-13

Elective office held	Officer

Date of election	04/24/2014

Date of investiture	-

Term of office	Annual

Other positions held or functions currently performed at the Issuer	Member of the Disclosure and Trading Committee

Nominated by the controlling shareholder	No

Name	Leila Cristine Barboza Braga de Melo

Age	42

Profession	Lawyer

Individual Taxpayer's Registry (CPF) number or passport number	153.451.838-05

Elected position held	Member of the Disclosure and Trading Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	-o-

Elected by the parent company	-o-

TRANSACTIONS WITH RELATED PARTIES COMMITTEE

Name	Nildemar Secches

Age	65

Profession	Mechanical Engineer

Individual Taxpayer's Registry (CPF) number or passport number	589.461.528-34

Elected position held	President of the Transactions with Related Parties Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Personnel Committee Member of the Strategy Committee

Elected by the parent company	-o-

219

Name	Gustavo Jorge Laboissiere Loyola

Age	61

Profession	PhD in Economy

Individual Taxpayer's Registry (CPF) number or passport number	101.942.071-53

Elected position held	Member of the Transactions with Related Parties Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	President of the Audit Committee Member of the Capital and Risk Management Committee Member of the Board of Directors

Elected by the parent company	-o-

Name	Pedro Luiz Bodin de Moraes

Age	57

Profession	Economist

Individual Taxpayer's Registry (CPF) number or passport number	548.346.867-87

Elected position held	Member of the Transactions with Related Parties Committee

Date of election	04/25/2014

Date of investiture	04/25/2014

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Compensation Committee Member of the Capital and Risk Management Committee

Elected by the parent company	-o-

12.8 - With respect to each member of the Board of Directors, please find below the following information:

a) Curriculum vitae, comprising the following information:

I - Main professional experiences for the past five years, indicating:

• Company name

• Position and responsibilities inherent to the position

• Main activity of the company in which these functions were performed, mentioning the companies or organizations that are part of the economic group of (i) the issuer, or (ii) direct or indirect stockholders with an interest equal to or higher than 5% in a same class or type of the issuer’s securities

MEMBERS OF THE BOARD OF DIRECTORS

Name: PEDRO MOREIRA SALLES

Professional experience:

Itaú Unibanco Holding S.A.: Chairman of the Board of Directors since January 2009 (non-executive director); Chairman of the Strategy, Nomination and Corporate Governance, Personnel and Compensation Committees since June 2009; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2009 to April 2012. Main activity of the company: Multiple bank, with portfolio investment

220

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors from 2004 to November 2008; Chief Executive Officer from April 2004 to November 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008

Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: Chairman of the Board of Directors from 2008 to April 2012; Member of the Board of Directors since 2012.

Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-Chairman of the Board of Directors from November 2009 to March 2012.

Main activity of the company: Holding company.

Unibanco Holdings S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from April 2004 to November 2008.

Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009.

Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010.

Main activity of the company: Communication and Information Technology.

Academic Background: Bachelor’s degree, magna cum laude in Economics and History from the University of California, Los Angeles, and attended the International Relations program at Yale University and the OPM – Owner/President Management Program at Harvard University.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A., Totvs S.A., and Porto Seguro S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ALFREDO EGYDIO ARRUDA VILLELA FILHO

Professional experience:

Itaúsa - Investimentos Itaú S.A.: Member of the Board of Directors since August 1995 and Vice-Chairman since May 2011; Chief Executive Officer and General Manager since September 2008; Chairman of the Ethics, Disclosure and Trading Committee since April 2005, Chairman of the Investment Policies Committee and Member of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors since March 2003 (non-executive director); Member of the Disclosure and Trading Committee since May 2005; Member of the Nomination and Corporate Governance Committee since June 2009, Member of the Compensation Committee since February 2011, and of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-Chairman of the Board of Directors from 2001 to March 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Duratex S.A.: Member of the Board of Directors since 1996 and Vice-Chairman of the Board of Directors since 2008; Member of the Personnel, Nomination and Corporate Governance Committee since November 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

221

Elekeiroz S.A.: Member of the Board of Directors from April 2004 to April 2010, Chairman of the Board of Directors from April 2009 to November 2009; and Vice-Chairman of the Board of Directors from April 2004 to April 2009 and from November 2009 to April 2010.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Member of the Board of Directors since April 1997; Vice-Chairman since January 2010; and Chairman from April 2009 to January 2010, Vice-Chairman of the Board of Directors from April 1997 to April 2009.

Main activity of the company: Manufacturing and sale of banking and commercial automation and computer equipment, and technological services.

Academic Background: Bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (IMT), in 1992, and post-graduate degree in Business Administration from Fundação Getúlio Vargas.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Duratex S.A., Elekeiroz S.A., and Itautec S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ROBERTO EGYDIO SETUBAL

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Executive Vice-Chairman since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors (executive director), Chief Executive Officer since March 2003, Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy and Personnel Committees since June 2009; Member of the Capital and Risk Management Committee since May 2008; Member of the Nomination and Compensation Committee from May 2005 to April 2009; and Member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer since April 1994; General Manager since August 1990; Member of the Board of Directors from April 1995 to March 2003

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors since February 2003.

Main activity of the company: Multiple bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: C.E.O. from November 2008 to April 2010.

Main activity of the company: Multiple-service bank.

Itauseg Participações S.A.: Chairman of the Board of Directors since July 2005; Chief Executive Officer from March 2005 to July 2008

Main activity of the company: Holding company.

Other: President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2000 and currently President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN); Member of the Board of the International Monetary Conference since 1994 and in 2010 he was elected President of the Institution; Member of the International Advisory Committee of The Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000; Member of the China Development Forum since 2010.

222

Academic Background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Unibanco – União de Bancos Brasileiros S.A. and Itauseg Participações S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

223

Name: ALFREDO EGYDIO SETUBAL

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Vice-Chairman of the Board of Directors since September 2008; Member of the Ethics, Disclosure, and Trading Committee since August 2008, and of the Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2007 (executive director); Executive Vice-President and Investor Relations Officer since March 2003: Chairman of the Disclosure and Trading Committee since April 2005; Member of the Nomination and Corporate Governance Committee since June 2009; and Member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Holding companies of non-financial institutions.

Itaú Unibanco S.A.: Executive Vice-President since March 1996; Investor Relations Officer from 1995 to 2003; Executive Officer from 1993 to 1996; Managing Director from 1988 to 1993

Main activity of the company: Multiple-service bank, with commercial portfolio.

Others: National Association of Investment Banks – ANBID: Vice-President from 1994 to August 2003 and President from August 2003 to August 2008; Association of Broker-Dealers – ADEVAL: Member of the Advisory Board since 1993; Brazilian Association of Listed Capital Companies – ABRASCA: Member of the Management Board since 1999; Brazilian Institute of Investors Relations – IBRI: Member of the Board of Directors from 1999 to 2009; President of the Superior Guidance, Nomination and Ethics Committee since 2009; São Paulo Museum of Modern Art – MAM Financial Officer since 1992.

Academic Background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getulio Vargas, with specialization course at INSEAD (France).

II -Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., and Investimentos Bemge S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III- Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

224

Name: CANDIDO BOTELHO BRACHER

Professional experience:

Itaú Unibanco Holding S.A.: Executive Vice-President since May 2005; Member of the Board of Directors since November 2008 (executive director); Member of the Personnel Committee since June 2009 and of the Capital and Risk Management Committee since April 2013.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Member of the Board of Directors since February 2003; Chief Executive Officer since April 2005; Executive Vice-President from February 2003 to April 2005, in charge of the Commercial, Capital Markets, and Human Resources Policies areas.

Main activity of the company: Multiple bank, with investment portfolio

BM&F Bovespa S.A.: Member of the Board of Directors since April 2009.

Companhia Brasileira de Distribuição: Alternate Member of the Board of Directors from September 1999 to June 2005; Member of the Board of Directors from June 2005 to March 2013.

Academic Background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getulio Vargas in 1980.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., BM&F Bovespa S.A. and Companhia Brasileira de Distribuição, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

225

Name: DEMOSTHENES MADUREIRA DE PINHO NETO

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2012 (non-executive director).

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Director from November 2008 to April 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Executive Vice-President from November 2008 to April 2009.

Main activity of the company: Multiple bank, with portfolio investment.

Unibanco – União de Bancos Brasileiros: Vice-President from July 2005 to April 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco Asset Management: Executive Director from August 2002 to July 2005.

ANBID: Vice-President from 2000 to 2003.

Dresdner Asset Management: Chief Executive Officer from November 1999 to 2002.

Banco Central do Brasil: Director of International Affairs from 1997 to March 1999.

Ministry of Finance: General Coordinator of Monetary and Financial Policy in 1993.

Professor of Economics and Finance at FGV-SP, PUC-RJ and INSPER / IBEMEC SP: from 1991 to 2004.

Academic Background: Bachelor and Master´s degree in Economics from PUC-RJ and PhD in Economics from University of California, Berkeley.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. and Unibanco – União de Bancos Brasileiros S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

226

Name: GUSTAVO JORGE LABOISSIÈRE LOYOLA

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2006 (independent director); Chairman of the Audit Committee since September 2008; Member of the Audit Committee from May 2007 to September 2008; Member of the Capital and Risk Management Committee since May 2008 and of the Related Parties Committee since April 2013; President of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.

Main activity of the company: Consultancy

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003

Main activity of the company: Consultancy

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998

Main activity of the company: Consultancy on Economics

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997

Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992

Academic Background: Bachelor´s degree in Economics from Universidade de Brasília in 1979, Ph.D. in Economics from Fundação Getulio Vargas (RJ) in 1983.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

227

Name: HENRI PENCHAS

Professional experience:

Itaúsa - Investimentos Itaú S.A.: Executive Vice-President since April 2009; Executive Director from December 1984 to April 2008; Investor Relations Officer and Member of the Ethics, Disclosure and Trading Committee from 1995 to April 2008 and since April 2009; Member of Investment Polices and Accounting Polices Committees from August 2008 to April de 2011.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Member of the Board of Directors since March 2003 and of the International Advisory Board from March 2003 to April 2009; Senior Vice-President from March 2003 to May 2008. Member of the Compensation Committee since February 2011; Member of the Strategy and of the Appointments and Corporate Governance Committees since June 2009; Member of the Disclosure and Trading Committee from May 2005 to April 2009; and Member of the Capital and Risk Management Committee and Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Member of the Board of Directors from April 1997 to March 2003; Senior Vice-Chairman from April 1997 to April 2008; Executive Vice-Chairman from April 1993 to March 1997, Executive Director from 1988 to 1993 in charge of the Economic Control Area

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Member of the Board of Directors since February 2003; Vice-Chairman of the Board of Directors from February 2003 to April 2009.

Main activity of the company: Multiple bank, with investment portfolio.

Duratex S.A.: Effective Member of the Board of Directors and Member of the Audit Committee and of the Risk Management Committee since April 2013; Chief Executive Officer from August 2009 to April 2013 and General Director from April to August 2009; Member of the Disclosure and Trading Committee since December 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Effective Member of the Board of Directors since April 2013.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A. – Itautec Group: Effective Member of the Board of Directors, Chief Executive Officer and Member of the Disclosure Committee since April 2013.

Main activity of the company: Manufacturing and sale of banking and commercial automation and computer equipment, and technological services.

Academic Background: Bachelor´s degree in Mechanical Engineering from Universidade Mackenzie in 1968 and post-graduate degree in

Finance from Fundação Getulio Vargas.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Duratex S.A., Elekeiroz S.A. and Itautec S.A. – Itautec Group, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

228

Name: ISRAEL VAINBOIM

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since November 2008 (independent director); Member of the Strategy and of the Nomination and Corporate Governance Committees since June 2009 and of the Compensation Committee since April 2013.

Main activity of the company: Holding company.

Unibanco – União de Bancos Brasileiros S.A.: He joined Unibanco in 1969, elected as Executive Vice President from 1978 to 1988; President from 1988 to August 1992; Member of the Board of Directors from 1988 to 2008.

Main activity of the company: Multiple service bank, with commercial portfolio

Unibanco Holdings S.A.: Chief Executive Officer from 1994 to 2007; Chairman of the Board of Directors from 2007 to 2009; Member of the Board of Directors from 1988 to 2009

Main activity of the company: Holding company.

Embraer S.A.: Member of the Board of Directors since April 2009.

Cia Iochpe-Maxion: Member of the Board of Directors since January 2008.

Souza Cruz S.A.: Member of the Board of Directors from March 2000 to April 2010.

Usiminas: Chairman of the Board of Directors from April 2010 to March 2012.

Academic Background: Bachelor’s degree in Mechanical Engineering from Universidade Federal do Rio de Janeiro (UFRJ); and master’s degree in Business Administration, MBA, from Stanford University

II -Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Unibanco – União de Bancos Brasileiros S.A., Embraer S.A., Cia. Iochpe-Maxion, Souza Cruz S.A. and Usiminas, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

229

Name: NILDEMAR SECCHES

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2012 (independent director); Member of the Strategy Committee since April 2012 and Member of the Related Parties and Personnel Committees since April 2013.

Main activity of the company: Holding company.

WEG S.A.: Vice-Chairman of the Board of Directors since 1998.

Iochpe-Maxion: Vice-Chairman of the Board of Directors since 2004.

Ultrapar S.A.: Member of the Board of Directors since April 2002.

Main activity of the company: distribution of fuels, chemicals and storage of liquid bulk.

Suzano Papel e Celulose: Member of the Board of Directors since May 2008.

BRF – Brasil Foods: Chairman of the Board of Directors from April 2007 to April 2013.

Main activity of the company: food industry.

Perdigão S.A.: CEO from January 1995 to October 2008.

Main activity of the company: food industry.

Grupo Iochpe-Maxion: Corporate General Director from 1990 to 1994.

Main activity of the company: Industrial holding company.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1987 to 1990.

Main activity of the company: development bank.

Associação dos Produtores e Exportadores de Frangos (Association of Producers and Exporters of Poultry): President from 2001 to 2003.

Academic background: Bachelor’s degree in Mechanical Engineering from Universidade de São Paulo (USP) of São Carlos, post-graduate degree in Finance from PUC of Rio de Janeiro. PhD in Economics from Unicamp of Campinas (SP).

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A., BRF – Brasil Foods, Weg S.A., Suzano Papel e Celulose, Iochpe-Maxion and Ultrapar S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

230

Name: PEDRO LUIZ BODIN DE MORAES

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since November 2008 (independent director); Member of the Capital and Risk Management Committee since June 2009; Member of the Remuneration Committee since April 2012 and Member of the Related Parties Committee since April 2013.

Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from April 2003 to August 2009.

Main activity of the company: multiple-service bank, with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991.

Main activity of the company: development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003.

Main activity of the company: Holding company.

Academic background: Bachelor’s and master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT).

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. and Unibanco – União de Bancos Brasileiros S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

231

Name: RICARDO VILLELA MARINO

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011; Member of the Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2008 (executive director); Member of the Personnel Committee since June 2009; Member of the Capital and Risk Management Committee from May 2008 to April 2009 and Member of the Strategy Committee since April 2013.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since April 2010; Executive Director from September 2006 to April 2010; Senior Managing Director from April 2005 to August 2006; Managing Director from April 2004 to April 2005.

Main activity of the company: multiple-service bank, with commercial portfolio.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: manufacturing, sale, import and export of wood byproducts, bathroom fittings, and ceramic and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: manufacturing of intermediaries for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing and sale of banking and commercial automation and computer equipment, and technological services.

Other: Federación Latino Americana de Bancos FELABAN: President from 2008 to 2010.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Duratex S.A., Elekeiroz S.A. and Itautec S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

232

MEMBERS OF THE FISCAL COUNCIL

Name: ALBERTO SOZIN FURUGUEM

Professional experience:

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2006, Alternate Member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Central Bank of Brazil Economist, head of the Economics Department (1981/1983), Director (1985), Delegate in São Paulo (1991/1992) and Bookkeeper (1963/1966).

Ministry of Finance: Advisor to the Minister (Mário Henrique Simonsen term of office).

Government of the State of Rio de Janeiro: Director of the Development Bank (1975/1979) and Director of the Central Bank of Brazil (1985).

Academic background: Bachelor’s degree in Economics; post-graduate degree from Fundação Getúlio Vargas.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

233

Name: IRAN SIQUEIRA LIMA

Professional experience:

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since March 2003.

Main activity of the company: Holding company.

Central Bank of Brazil: Career employee from 1967 to 1993, where he held many positions, of which the following stand out: Deputy Head of the Capital Markets Inspection Department (1976/1979), Head of the Capital Markets Department (1979/1984), Director of the Capital Markets Area (1984), Director of the Inspection Area (1985), Regional Delegate in São Paulo-SP (1991 and 1993).

Banco da Cidade S.A.: Director of the Capital Markets Area (1986), during the period in which he took away a license from the Central Bank of Brazil. In that same period (1986/1988), he founded an advisory services office in the capital markets area, where he held the position of Managing Partner from 1987 to June 1988. In July 1988, he returned to the Federal Government to carry out the duty of Secretary of Budget and Control over Government Companies (SEST) (July 1988 to March 1990); from May 1991 to December 1992, he held the position of Economic and Finance Director in Telebrás – Telecomunicações Brasileiras S.A.; member of the Board of Directors of the Brazilian Social and Economic Development Bank (BNDES), Telesp – Telecomunicações de São Paulo and Telebrás. Since 1972, he has taught subjects related to the Accounting and Finance areas in the following Universities: AEUDF, UNB, USP, and in the MBA courses of FIPECAFI.

Academic background: Bachelor’s degrees in Economics from UERJ (1969) and in Accounting from AEUDF (1973), Mr. Lima holds a post-graduate degree in Economics Engineering and Industrial Administration from Universidade Candido Mendes (1971), and a master’s degree and PhD in Accounting and Comptrollership from Universidade de São Paulo (USP) (1976 and 1998, respectively).

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

234

Name: JOÃO COSTA

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Alternate member of Fiscal Council since April 2009.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Alternate member of Fiscal Council since May 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

FEBRABAN – Brazilian Federation of Bank Associations: Effective member of the Fiscal Council from April 1997 to August 2008.

FENABAN – Brazilian Federation of Banks: Effective member of the Fiscal Council from April 1997 to August 2008.

IBCB – Brazilian Institute of Banking Science: Effective member of the Fiscal Council from April 1997 to August 2008.

State of São Paulo Bank Association: Effective member of the Fiscal Council from April 1997 to August 2008.

Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with specialization in Business Administration from FEA/USP. He attended the Management Program for Executives – University of Pittsburgh.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A. and Itaú Unibanco S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

235

Name: JOSÉ CARUSO CRUZ HENRIQUES

Professional experience:

Itaú Unibanco Holding S.A.: Alternate member of Fiscal Council since April 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003.

Main activity of the company: Lease company.

Banco Itauleasing S.A.: Member of the Board of Directors from December 1994 to September 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaucard S.A.: Officer from December 1999 to April 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.

Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Officer from April to October 2000.

Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.

Corhen Serviços Ltda.: Executive President since 2003.

Academic background: Law degree from Universidade de São Paulo (USP) in 1971 and post-graduate degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Itaú Unibanco S.A. and BFB Leasing S.A. – Arrendamento Mercantil, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

236

Name: LUIZ ALBERTO DE CASTRO FALLEIROS

Professional experience:

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2012.

Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Effective member of the Fiscal Council from April 2010 to April 2012.

Main activity of the company: Holding company.

Universidade Tiradentes: Member of the Board of Directors and Coordinator of the Audit Committee since January 2009.

Perfipar: Consulting advisor since October 2011.

Banco Indusval: Effective member of the Fiscal Council from April 2010 to April 2012.

Total Agroindústria Canavieira: Effective member of the Fiscal Council since August 2011.

AES Tiete; Tupy S.A.; Instituto Energia e Meio Ambiente: Alternate member of Fiscal Council since April 2010.

Other: FASCE Assessoria e Consultoria Empresarial S/C Ltda.; partner since April 2000.

Banco Alfa de Investimento S.A.: General Manager/Commercial Director from May 1998 to February 2000.

SABESP: Superintendent of Market Relations from May 1997 to April 1998.

Banco ABC-Roma S.A.: Deputy Investment and Underwriting Director from September 1991 to June 1996.

Banco Multiplic S.A.: Underwriting and Investment Analysis Manager from May 1986 to September 1991.

Cia. Suzano de Papel e Celulose: Analysis Coordinator from October 1984 to April 1986.

Academic background: Bachelor’s degree in Economics from the Universidade Estadual de Campinas (UNICAMP) in 1978; MBA in Finance from FACAMP in 2004.

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A., Itaúsa – Investimentos Itaú S.A. and Banco Indusval, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

237

Nome: ERNESTO RUBENS GELBCKE

Professional experience:

Itaú Unibanco Holding S.A.: Alternate member of Fiscal Council since April 2011.

Main activity of the company: Holding company.

Directa Auditores and Directa PKF: Founding partner (1976) and President, registered with CVM (Brazil) and PCAOB (USA)

Arthur Andersen in Brazil: Auditor from 1965 to 1976;

S.A. Ind. Reunidas F. Matarazzo and Nec do Brasil S.A.: Effective member of the Fiscal Council in 1989 and 1988, respectively;

IASB- International Accounting Standards Board: Member of the Steering Committee from January 1990 to December 1996;

CPC – Brazilian Accounting Pronouncements Committee: Effective member from 2006 to 2011;

IBGC – Brazilian Institute of Corporate Governance: Fiscal Council and Board of Directors member certifications in 2010.

Academic background: Bachelor’s degree in Accounting Science from FEA/USP, 1969. Post-graduate program from FEA USP from 1970 and 1974. Specialization in Auditing, Taxes, Costs, Computation, and Systems from Arthur Andersen, from 1965 to 1976.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. in the position specified above.

Effective member of the Fiscal Council of COPEL – Cia. Paranaense de Energia Elétrica, from 2000 to 2004.

Alternate member of the Fiscal Council of Banco do Brasil S.A. in 2005; of AMBEV – Companhia de Bebidas das Américas in 2007, 2008 and 2009; and of Perdigão S.A., in 2009.

Effective member of the Board of Directors of TELET in 2002 and alternate member of the Board of Directors of AMERICEL S.A., in 2002.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

AUDIT COMMITTEE

GERALDO TRAVAGLIA FILHO

Professional Experience:

Itaú Unibanco Holding S.A.: Executive Officer from November 2008 to April 2009; Secretary of the Board of Directors from November 01, 2010 to July 31, 2012; Member of the Audit Committee since January 2013.

Main activity of the company: Financial holding.

Itaú Unibanco S.A.: Chief Executive Officer from November 2008 to April 2009.

Main activity of the company: Multiple-service banking, with investment portfolio.

Banco Itaú BBA S.A.: Chief Executive Officer from November 2008 to January 2010.

Main activity of the company: Multiple-service banking, with investment portfolio.

Redecard S.A.: Chief Financial Officer from May 2009 to April 2010.

Main activity of the company: Provision of credit and debit card payment transaction services.

Unibanco – União de Bancos Brasileiros S.A.: Corporate Vice Chairman from April 2004 to April 2009, subordinated to the Planning, Control and Accounting, Investor Relations, Investment, Technology and Operations, Fraud Prevention, Supply and Engineering and Process departments. He was also as an Executive Officer and worked on the integration of Banco Nacional and in the Products and Marketing – Retail Banking, Internet Banking and Controllership departments and Planning, Accounting and Control Officer from 1990 to 1994.

Main activity of the company: Multiple-service banking, with investment portfolio.

238

Academic background: Bachelor’s degree in Business Administration from Universidade de São Paulo (USP) in 1979 and specialization in Bank Management from the Wharton School of the University of Pennsylvania in 1992.

II - Indication of all management positions he holds or has held in publicly-held companies:

Itaú Unibanco Holding S.A. and Redecard S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him from the performance of any professional or commercial activity - NO

ALKIMAR RIBEIRO MOURA

Professional Experience:

Itaú Unibanco Holding S.A.: Member of the Audit Committee since May 2010.

Main activity of the company: Holding company.

Escola de Administração de Empresas de São Paulo (Business Administration School) of the Getúlio Vargas Foundation – São Paulo: Economics Professor since August 1969.

Main activity of the company: Educational institution.

BM&F Bovespa S.A.: Market Supervision: Independent member of the Supervision Board from October 2007 to September 2010.

Main activity of the company: Regulatory Body.

Banco Nossa Caixa S.A.: Member of the Board of Directors from May 2006 to February 2007.

Main activity of the company: Multiple-service banking.

Cia. Brasil de Seguros: Member of the Board of Directors from May 2001 to February 2003.

Main activity of the company: Insurance company.

Banco Bandeirantes S.A.: Member of the Board of Directors from May 1999 to December 2000.

Main activity of the company: Multiple-service banking.

Banco do Brasil S.A.: Chairman of the Investment Bank from April 2001 to January 2003.

Vice Chairman of Finance and Capital Market from April 2001 to January 2003.

Main activity of the company: Multiple-service banking.

Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Officer from February 1994 to February 1996; Public Debt and Open Market Transactions Officer from January 1987 to January 1988.

Academic background: Bachelor’s degree in Economics from the Federal University of Minas Gerais, Belo Horizonte, in 1963; Master of Arts degree from the University of California, Berkeley, California, in 1966 and Postgraduate degree in Applied Economics from the Stanford University in 1978.

II - Indication of all management positions he holds or has held in publicly-held companies:

Itaú Unibanco Holding S.A., BM&F Bovespa S.A., Banco Nossa Caixa S.A. and Banco do Brasil, in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him from the performance of any professional or commercial activity - NO

239

DIEGO FRESCO GUTIERREZ

Professional Experience:

Itaú Unibanco Holding S.A.: Member of the Audit Committee since March 2014.

Main activity of the company: Holding company.

Independent consultant for complex financial reporting matters, particularly for companies with shares registered in both Brazil and the United States, since June 2013.

PricewaterhouseCoopers – São Paulo, State of São Paulo, as partner in Capital Markets Accounting Advisory Services Partner from 2000 to June 2013.

PricewaterhouseCoopers – Montevidéu, Uruguay, as Senior Manager Assurance from 1998 to 2000.

PricewaterhouseCoopers – National Technical Office, Stanford, United States, as Senior Manager, tour in the technical office of PwC in the United States from 1997 to 1998.

PricewaterhouseCoopers – Montevidéu, Uruguay, as Trainee to Senior Manager from 1990 to 1997.

Academic background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay, Uruguay, 1994; Certified Public Accountant - “CPA” in the United States for the State of Virginia since 2002 (Enrollment No. 27,245); Brazilian Institute of Corporate Governance – Member of the Commission of Corporate Governance in Financial Institutions since 2013; Brazilian Institute of Corporate Governance – Course for Members of Boards of Directors in 2013.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him from the performance of any professional or commercial activity - NO

240

LUIZ ALBERTO FIORE

Professional Experience:

Itaú Unibanco Holding S.A.: Member of the Audit Committee since February 2012.

Main activity of the company: Holding company.

Deloitte Touche Tohmatsu: Partner in the areas of External Audit and Corporate Finance between 1973 and 2010.

Main activity of the company: auditing, consulting, financial advisory, risk management and tax consulting.

Deloitte do Brasil: Member of the Executive Committee and Board of Directors from 1987 to 2008.

Main activity of the company: auditing, consulting, financial advisory, risk management and tax consulting.

Deloitte Corporate Finance: Member of the International Board – representative for Latin America from 1998 to 2005.

Main activity of the company: auditing, consulting, financial advisory, risk management and tax consulting.

PriceWaterhouseCoopers: Independent Auditor from 1971 to 1973.

Main activity of the company: Auditing.

Universidade São Judas: Consultant since 2010.

Main activity of the company: Educational institution.

Coordination of services in processes of:

•	Privatization of the companies BNDES, Empresa Brasileira de Aeronáutica – EMBRAER, Light Serviços de Eletricidade S.A., Rede Ferroviária Federal, Centrais Elétricas do Pará S.A. – CELPA, ESCELSA – Espírito Santo Centrais Elétricas S.A., Cia. Nacional de Álcalis, Lloyd Brasileiro, Computadores Cobra, Telebrás;

•	Privatization processes carried out by the Central Bank of Brazil (BACEN) for Banco do Estado de Goiás S.A. – BEG, Banco do Estado do Maranhão S.A. – BEM, Banco do Estado do Ceará S.A. – BEC and Banco do Estado de Santa Catarina S.A. – BEA;

•	Economic and financial evaluation and/or privatization for Banco do Estado de São Paulo S.A. – BANESPA, Banco do Estado da Bahia S.A. – BANEB, Banco do Brasil – Distribuidora de Títulos e Valores Mobiliários and Banco Cidade S.A.;

•	Court-supervised reorganizations, acting as trustee for Varig, Agrenco, Selecta, Infinity Group, Usinas Albertina, Nilza and Utilfértil.

Academic background: Bachelor’s degree in Business Administration from Universidade Católica (ESAN-PUC) in 1974 and Bachelor’s degree in Accounting from Universidade Mackenzie in 1976.

II - Indication of all management positions he holds or has held in publicly-held companies:

Itaú Unibanco Holding S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him from the performance of any professional or commercial activity - NO

241

MARIA HELENA DOS SANTOS FERNANDES DE SANTANA

Professional Experience:

Itaú Unibanco Holding S.A.: She will become a Member of the Audit Committee in April 2014.

Main activity of the company: Holding company.

Companhia Brasileira de Distribuição S.A.: Member of the Board of Directors and Chairman of the Corporate Governance Committee.

FL Energia S.A.: Member of the Board of Directors.

Totvs S.A.: Member of the Board of Directors and Coordinator of the Audit Committee.

IFRS Foundation: Member of the Board of Trustees since January 2014.

Brazilian Securities Commission (CVM): Chairman from July 2007 to July 2012 and Officer from July 2006 to July 2007.

She worked for the São Paulo Stock Exchange – BOVESPA from 1994 to 2006 initially in the Special Projects department and then as Executive Superintendent of Relationships with Companies from 2000 to 2006. In this position, she was responsible for the supervision of listed companies and for attracting new companies for the stock exchange. She was involved in the creations of the New Market and was responsible for its implementation.

Instituto Brasileiro de Governança Corporativa - IBGC (Brazilian Institute of Corporate Governance): Vice Chairman from 2004 to 2006 and Member of the Board of Directors since 2001.

International Organization of Securities Commissions – IOSCO: Chairman of the Executive Committee from 2011 to 2012.

Latin-American Roundtable on Corporate Governance (OECD / WB Group): Member since 2000.

Academic background: Economist graduate in 1990 from the School of Economics and Business Administration (FEA) from Universidade de São Paulo (USP).

II - Indication of all management positions she holds or has held in publicly-held companies:

Itaú Unibanco Holding S.A., Companhia Brasileira de Distribuição S.A. and Totvs S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified her from the performance of any professional or commercial activity - NO

242

SERGIO DARCY DA SILVA ALVES

Professional Experience:

Itaú Unibanco Holding S.A.: Member of the Audit Committee since February 2014.

Main activity of the company: Holding company.

Banco Santander S.A.: Member of the Audit Committee from October 2006 to March 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Commodities and Futures Exchange – BM&F: Member of the Standards Committee as Coordinator and Member of the Audit Committee since January 2007.

Consultant for trade associations and institutions that are part of the National Financial System or not.

Consultant for many institutions of the National Financial System as the legal entity Sergio Darcy Consultores Associados Ltda.

Central Bank of Brazil, employee approved in civil service examination. He took office in 1967 and worked in many positions, including: Officer Responsible for Standard Matters and Organization of the Financial System from September 1997 to April 2006; Head of the Standards Department of the Financial System from April 1991 to August 1997; Deputy Head of the Standards Department of the Financial System, responsible for the organization of the unit together with the former chairman Gustavo Loyola, who was then the Head of the Department, from March 1985 to March 1991; Coordinator of the Capital Markets Department in the Division of Authorizations for Financial Institutions until 1985.

Representative of the Central Bank of Brazil in Boards, commissions and work groups, such as: Committee of Regulation and Inspection of the Financial, Capital, Insurance, Pension and Capitalization Markets – COREMEC, composed of Chairmen, Superintendents and Officers, respectively, of the Central Bank of Brazil - BACEN, Brazilian Securities Commission – CVM, Pension Department – SPC and Superintendency of Private Insurance – SUSEP; Interministry Work Group of Microcredit and Microfinance – Ministry of Finance; Steering Council of the Brazilian Institute of Capital Markets; “Capital Markets” Work Group; “Capital Markets and Long-Term Savings Accounts” Work Group – Ministry of Finance, Ministry of Social Security and Social Welfare – Interministry Ordinance No. 17, of January 19, 2000; Commission responsible the Management of the Technical Cooperation Agreement between CADE (antitrust agency) and the Central Bank of Brazil (Administrative Board of Economic Protection – Ordinance No. 34218, of March 31, 2006); Work Group – “Financing of the Financial Housing System” – Ministry of Finance, Urban Development State Department, Central Bank of Brazil; National Private Insurance Board – CNSP – Law No. 8,201, of June 29, 1991; Board of Trustees of the Salary Variation Compensation Fund – FCVS – Ordinance of the Ministry of Finance No. 207, of August 18, 1995; Board of Trustees of the Government Severance Pay Fund – FGTS – Law No. 8,036, of May 11, 1990; Board of Trustees of the Social Development Fund – FDS – Law No. 8,677, of July 13, 1993; Pension Management Board - CGPC - Executive Order No. 1,114, of April 19, 1994; Permanent Commission for Housing Insurance – COSEHA - CNSP Resolution No. 24/87, of December 17, 1987; MERCOSUR – Representative of the Central Bank of Brazil in the Commission created in Sub-group IV of the Common Market Group, responsible for analyzing the matters related to the financial system and presenting related proposals.

Academic background: Bachelor’s degree in Economics from the School of Economics and Business Administration of the Universidade Federal do Rio de Janeiro – 1965/1968 and Bachelor’s degree in Accounting – Association of Unified Education of Brasília – AEUDF – 1975/1978.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Banco Santander S.A. and Commodities and Futures Exchange – BM&F, in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

243

EXECUTIVE BOARD

CAIO IBRAHIM DAVID

Professional Experience:

Itaú Unibanco Holding S.A. and Itaú Unibanco S.A.: Executive Officer since May 2010, responsible for the Financial Department. He joined the group in 1987 as a trainee and worked in the controller’s and market and liquidity risk control department.

Main activity of the companies: Holding company and multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since October 2010 and Chief Executive Officer from October 2010 to April 2013.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since April 2010.

Main activity of the company: Lease operations

Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer since May 2013.

Main activity of the company: Holding company.

Redecard S.A.: Vice Chairman of the Board of Directors from May 2010 to December 2012.

Academic background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986-1990), postgraduate degree in Economics and Finance from Universidade de São Paulo (USP) (1992-1993), Master’s degree in Controllership from Universidade de São Paulo (USP) (1994-1997), and M.B.A. from New York University (1997-1999) with specialization in finance, accounting and international business.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Dibens Leasing S.A. – Arrendamento Mercantil, Investimentos Bemge S.A., Itauseg Participações S.A. and Redecard S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

244

CLAUDIA POLITANSKI

Professional Experience:

Itaú Unibanco Holding S.A.: Executive Officer since November 2008; Member of Disclosure and Trading Committee since June 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from April 2009 to March 2013; Executive Vice President since April 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer since March 2007; Officer from January 2005 to February 2007; Deputy Officer from June 2001 to December 2004.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo and LL.M. from the University of Virginia.

II - Indication of all management positions she holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. and Unibanco – União de Bancos Brasileiros S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified her for the performance of any professional or commercial activity - NO

245

EDUARDO MAZZILLI DE VASSIMON

Professional Experience:

Itaú Unibanco Holding S.A.: He became an Executive Officer in January 2013.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Foreign Exchange General Manager from 1980 to 1990; he became Managing Vice President in January 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Member of the Board of Directors since April 2003; Managing Vice President from April 2003 to December 2008, in charge of the following departments: international, financial institutions, products, customer service and treasury.

Main activity of the company: Multiple-service banking, with investment portfolio.

Banco Itaú BMG Consignado S.A.: Member of the Board of Directors since April 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Vice Chairman of the Board of Directors since February 2013

Main activity of the company: Holding company of non-financial institutions.

Banco BBA-Creditanstalt S.A.: Deputy Foreign Exchange Officer from 1990 to 1991; International Department Officer from 1992 to 2003.

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degree in Economics from Universidade de São Paulo (USP) in 1980 and in Business Administration from Fundação Getúlio Vargas (FGV) in 1980; postgraduate degree from the São Paulo Business Administration School of Fundação Getúlio Vargas (EAESP/FGV) in 1982 and from École dês Hautes Études Commerciales, in France, in 1982.

II - Indication of all management positions he holds or has held in publicly-held companies:

Itaú Unibanco Holding S.A. and Investimentos Bemge S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

246

RICARDO BALDIN

Professional Experience:

Itaú Unibanco Holding S.A.: Executive Officer since April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from November 2009 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Porto Seguro S.A.: Member of the Audit Committee since October 2011.

Main activity of the company: Holding company.

PriceWaterhouseCoopers: Auditor; three years as assistant, three years as senior, two years as supervisor, three years as manager acting as partner (MAP) and 18 years as a partner. As an independent auditor, he was the leading partner in the audits of Unibanco – União de Bancos Brasileiros S.A., Itaú Unibanco Holding S.A. and subsidiaries, Banco do Brasil S.A. and Caixa Econômica Federal, among others. He was also the partner responsible for PwC’s financial institutions group in South America, where he coordinated various projects in the region, including the evaluation of the Ecuadorian financial system. Professional associations: Mr. Baldin was an officer of the National Association of Financial, Administrative and Accounting Executives (ANEFAC) and was responsible for the group of financial institutions of the Brazilian Institute of Independent Auditors (IBRACON) for many years.

Academic background: Bachelor’s degree in Accounting from Universidade do Vale do Rio dos Sinos, São Leopoldo, State of Rio Grande do Sul, in 1978 and continued education certificates in management and finance from Fundação Dom Cabral and Fundação Getúlio Vargas (FGV).

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. and Porto Seguro S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

247

ALEXSANDRO BROEDEL LOPES

Professional Experience:

Itaú Unibanco Holding S.A.: Officer since May 2012 and Member of the Disclosure and Trading Committee since October 2013, in addition to a management position in other subsidiaries of the Itaú Unibanco Conglomerate.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since June 2012. Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master’s and PhD programs. Main activity: Educational institution.

IFRS Foundation: Member of the Standards Advisory Council and the Education Advisory Group.

Brazilian Securities Commission (CVM): Commissioner from 2010 to 2012. Main activity of the company: Regulatory agency of the securities market.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm.

Academic background: PhD in Controllership and Accounting from Universidade de São Paulo (USP), in 2001, Bachelor’s degree in Accounting from Universidade de São Paulo (USP), in 1997 and Bachelor’s degree in Law from Universidade de São Paulo (USP), in 2012.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Investimentos Bemge S.A. and Dibens Leasing S.A. – Arrendamento Mercantil, in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

248

EDUARDO HIROYUKI MIYAKI

Professional Experience:

Itaú Unibanco Holding S.A.: Officer since April 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer from April 2010 to August 2011, responsible for the internal audit activities since May 2010. He joined the conglomerate in 1996 where he worked in many positions in the Audit department, and until May 2009, he coordinated the activities of the Audit Superintendency of Treasury, Capital Markets, and Insurance and Pension.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Civil Engineering from Universidade de São Paulo in 1994, with specialization in Sanitation from the Federal University of Gundai, in Japan, completed in 1996, and specialization in Business Administration from CEAG at Fundação Getúlio Vargas, completed in July 1998. In May 2003, he obtained a M.B.A. degree in Finance and International Business from Leonard Stern School of Business – New York University.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

249

EMERSON MACEDO BORTOLOTO

Professional Experience:

Itaú Unibanco Holding S.A.: Officer since September 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: He joined the Conglomerate in July 2003, assuming positions in the Internal Audit Department. As Audit Superintendent, he was responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. Also at the Itaú Unibanco Conglomerate, when he was in coordination and managerial positions, he was responsible for audits in the processes of information technology and retail credit analysis and granting.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Ernest & Young Auditores Independentes: Auditor from May 2001 to June 2003.

Main activity of the company: Consulting.

Banco Bandeirantes: Responsible for IT audit and operational process, from 1992 to 2001.

Academic background: Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriça in December 2000. Postgraduate degree in Audit and Consulting in Information Security from FASP – Faculdades Associadas de São Paulo in December 2001. In 2004, he obtained the CISA certification issued by ISACA. MBA in Internal Audit from FIPECAFI in 2008.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

250

MARCELO KOPEL

Professional Experience:

Itaú Unibanco Holding S.A.: He will become an Officer and Member of the Disclosure and Trading Committee in April 2014.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: He will become a Member of the Board of Directors in April 2014.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: He will become an Officer in April 2014.

Main activity of the company: Lease operations.

Redecard S.A.: Executive Officer since May 2010.

Main activity of the company: Provision of credit and debit card payment transaction services.

Banco Credicard S.A.: Financial Officer from 2003 to 2006.

Banco Citibank S.A.: Financial Officer from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

Banco ING in Brazil: Financial Officer from 1992 to 1998 and in Latin America, from 1998 to 2002.

Bank of America: Financial Officer and Operations Officer from 2002 to 2003.

Academic background: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Investimentos Bemge S.A. and Dibens Leasing S.A. – Arrendamento Mercantil, in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

251

RODRIGO LUÍS ROSA COUTO

Professional Experience:

Itaú Unibanco Holding S.A.: Officer since December 2011; Superintendent of Corporate Risk from February 2008 to December 2011.

Main activity of the company: Holding company.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since April 2013.

Main activity of the company: Lease operations.

Itaú Unibanco S.A.: Officer since November 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

McKinsey & Company: Associate from September 2005 to February 2008.

Central Bank of Brazil: Inspector from 1998 to 2003.

Academic background: Bachelor’s degree in Business Administration with emphasis in Finance from Universidade Federal do Rio Grande do Sul (1993-1997) and M.B.A., Finance Major, from the Wharton School of the University of Pennsylvania (2003-2005).

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. and Dibens Leasing S.A. – Arrendamento Mercantil, in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

252

WAGNER BETTINI SANCHES

Professional Experience:

Itaú Unibanco Holding S.A.: He will become an Officer in April 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since April 2011. He joined the company as Analyst of the Company Market Advisory Department and held this position from 1996 to 1999; Coordinator of the Market Advisory Department from 1999 to 2000; Manager of the Market Advisory Department from 2000 to 2001. From 2003 to 2007, he worked as Superintendent of Credit to Legal Entities – Company Market. From 2007 to 2008, he worked as Commercial Superintendent of Real Estate Loans to Legal Entities and was responsible for the commercial relationship with developers from all over Brazil. In 2009, he became Superintendent of Real Estate Loans and Collection to Individuals and Legal Entities, responsible for the departments of the desk of loans to individuals, analysis of credit to legal entities, planning, project monitoring, collection management and operational collection and litigations.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BMG Consignado S.A.: Officer since October 2012.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Production Engineering from the Polytechnic School of Universidade de São Paulo, in 1996; postgraduate degree from the University of Michigan, Ross School Business, M.B.A. – completed with high distinction, with emphasis in finance and strategy, in 2003.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

253

12-9 - With respect to the members of the Board of Directors and the Fiscal Council of the issuer, please find below marital relationship, stable union or kinship extended to relatives once removed between:

a)	issuer’s management members

•	Alfredo Egydio Setubal (member of the Board of Directors, Managing Vice President and Investor Relations Officer) is the brother of Roberto Egydio Setubal (Vice Chairman of the Board of Directors and CEO).

b)	(i) the issuer’s management members; and (ii) management members of the issuer’s direct or indirect subsidiaries

•	None

c)	(i) management members of the issuer or its direct or indirect subsidiaries, (iii ) the issuer’s direct or indirect parent companies

•	Pedro Moreira Salles (Chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the controlling group of the Issuer;

•	Brothers Roberto Egydio Setubal (Vice Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors, Managing Vice President and Investor Relations Officer), together with their brothers and sister José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the controlling group of the Issuer;

•	Alfredo Egydio Arruda Villela Filho (Vice Chairman of the Board of Directors), together with his sister Ana Lúcia de Mattos Barretto Villela, is in the controlling group of the issuer;

•	Ricardo Villela Marino (member of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and his brother Rodolfo Villela Marino, is in the controlling group of the issuer;

d)	(i) the issuer’s management members; and (ii) management members of the issuer’s direct or indirect subsidiaries

•	Pedro Moreira Salles (Chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

•	Brothers Roberto Egydio Setubal (Vice Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors, Managing Vice President and Investor Relations Officer) are in the management of the parent company IUPAR – Itaú Unibanco Participações S.A.;

•	Brothers Roberto Egydio Setubal (Vice Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors, Managing Vice President and Investor Relations Officer), together with their brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of the parent company Itaúsa – Investimentos Itaú S.A.;

•	Alfredo Egydio Setubal (Member of the Board of Directors, Managing Vice President and Investor Relations Officer), together with his brother Ricardo Egydio Setubal, are in the management of the parent company Companhia Esa;

254

•	Alfredo Egydio Arruda Villela Filho is in the management of the parent company Itaúsa – Investimentos Itaú S.A.;

•	Ricardo Villela Marino (member of the Board of Directors), together with his brother Rodolfo Villela Marino, are in the management of the parent company IUPAR – Itaú Unibanco Participações S.A.;

•	Ricardo Villela Marino (Member of the Board of Directors) and his brother of Rodolfo Villela Marino are both management members of the parent company Itaúsa – Investimentos Itaú S.A.

12.10 - With respect to the members of the Board of Directors and the Fiscal Council of the issuer, please find below the subordination, services provision or control relationships maintained for the last three years between them and:

a) issuer’s direct or indirect subsidiary

Except for management members Alfredo Egydio Arruda Villela Filho, Gustavo Jorge Laboissière Loyola, Israel Vainboim, Nildemar Secches and Pedro Luiz Bodin de Moraes, all the others have management positions in subsidiary companies. In addition, the management member Candido Botelho Bracher is a party to a stockholder’s agreement relating to the shares of Banco Itaú BBA S.A.

b) issuer’s direct or indirect parent group;

The management members Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Pedro Moreira Salles, Ricardo Villela Marino, Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco. Henri Penchas is a management member of Itaúsa, which is part of the Issuer’s controlling group as well as of other companies controlled by Itaúsa. Business administrator Demosthenes Madureira de Pinho Neto is part of the management of the parent company IUPAR – Itaú Unibanco Participações S.A.

c) if relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people

None.

12.11. Describe the provision in any agreements, including insurance policies, that provide for the payment or reimbursement of expenses supported by management members arising from indemnity for damages caused to third parties or the issuer, from penalties imposed by state agents, or from agreements that aim at ending administrative or legal proceedings due to the performance of their functions

In compliance with its policy, the Issuer has a civil liability insurance policy in effect for Directors and Officers (“D&O”), aimed at guaranteeing to the management members of the Issuer and its subsidiaries, under the policy terms, the payment or reimbursement of expenses if the personal assets of these management members are affected by their personal, joint or subsidiary liability as a result of lawsuits, administrative proceedings or arbitration procedures, including, but not limited to, those of a civil, labor, tax, consumer or pension nature, or because of the negligence of a corporate entity, related to the activities of the Issuer or its subsidiaries, as well as the results of any written claim or civil lawsuit, administrative proceeding, or regulatory or arbitration procedure related to the violation of federal, state and/or municipal laws and rules, or foreign rules or regulations, or rules or regulations that govern securities. The current policy establishes a maximum indemnity limit of US$150,000,000.00, subject to sub-limits and deductibles for each item covered. The D&O insurance premiums paid in December 2013, and maturing in November 2014, amounted to R$5,383,175.56, including Financial Operations Tax (IOF) and policy issuancememb costs.

255

12.12. Other relevant information

Additional information on items 12.6 /8

12.6 /8 – Composition and Professional Experience of the Board of Directors and Fiscal Council

All members of the Board of Directors reported in item 12.6 / 8 a list of the positions they hold on the Board of Directors, Fiscal Council, Committees and Executive Bodies of other companies or entities.

We note that the election of the Members of the Board of Directors, Fiscal Council, Committees and Executive Bodies is pending approval of the Central Bank of Brazil.

12.12. Other relevant information

Additional information to item 12.12

On August 15, 2011, the Issuer voluntarily adhered to the Abrasca Code of Self-Regulation and Good Practices for Listed Companies (“Abrasca Code”) and practices the rules and principles established in the Code, except for the rules described in the items below (in accordance with item 1.4 of the Abrasca Code):

a) Regarding item 2.3.1, which establishes that the Board of Directors should be composed of at least 5 and at most 11 members, the Issuer clarifies that, in this case, a Board of Directors composed of 12 members is totally justifiable due to the variety, complexity and volume of its financial activities carried out in Brazil and abroad; and

b) Regarding item 2.3.5, which establishes that it is advisable that members do not take part in more than five boards of directors, the Issuer clarifies that, in accordance with the Issuer’s Internal Regulations of the Board of Directors, the members may only take part in at most four (4) boards of directors of companies that do not belong to the same economic conglomerate. This limit, however, may be exceeded with the approval of the Appointments and Corporate Governance Committee.

In addition, regarding item 3.2.4 of the Abrasca Code relating to the succession plan, the age limit for the position of chief executive officer is now 62 at the election date, and the limit of 60 years of age is maintained for the other positions of the Executive Board. The age limit for the position of chief executive officer of Itaú Unibanco S.A. and Itaú BBA continues to be 60 years of age. This change should contribute to the response to challenges of Itaú Unibanco conglomerate in the next few years. For more information, please see item 12.1.a.2.

256

Additional information on items 12.9 and 12.10

12.9 Existence of marital relationship, stable union or kinship extended to relatives once removed between management members of the Issuer, subsidiaries and parent companies:

a) Issuer's management members;
b) (I) Issuer's management members and (II) management members of the Issuer's direct or indirect subsidiaries;
c) (I) management members of the Issuer and its direct or indirect subsidiaries and (II) Issuer's direct or indirect parent companies;
d) (I) Issuer's management members and (II) management members of the Issuer's direct or indirect parent companies

	Name	CPF	Management positions					Interest in the controlling group
			Issuer	Parent Companies				
				Direct	Indirect			
			Itaú Unibanco Holding S.A.	IUPAR - Itaú Unibanco Participações S.A.	Itaúsa - Investimentos Itaú S.A.	Cia. E. Johnston de Participações	Companhia ESA	
			CNPJ 60.872.504/0001-23	CNPJ 04.676.564/0001-08	CNPJ 61.532.644/0001-15	CNPJ 04.679.283/0001-09	CNPJ 52.117.397/0001-08	
	VILLELA Family							
1)	Maria de Lourdes Egydio Villela	007.446.978-91	-0-	-0-	-0-	-0-	-0-	Yes
	Children:							
	Ricardo Villela Marino	252.398.288-90	Board Member	Officer	Alternate Board Member	-0-	-0-	Yes
	Rodolfo Villela Marino	271.943.018-81	-0-	Alternate Board Member	Board Member	-0-	"A" Executive Officer	Yes
Siblings:								
2)	Alfredo Egydio Arruda Villela Filho	066.530.838-88	Vice Chairman of the Board	Board Member	Vice Chairman of the Board CEO	-0-	CEO	Yes
3)	Ana Lúcia de Mattos Barretto Villela	066.530.828-06	-0-	-0-	-0-	-0-	-0-	Yes
	SETUBAL Family							
Siblings:								
1)	Alfredo Egydio Setubal	014.414.218-07	Board Member and Managing Vice President	CEO	Vice Chairman of the Board	-0-	"B" Executive Officer	Yes
	Children:							
	Alfredo Egydio Nugent Setubal	407.919.708-09	-0-	-0-	-0-	-0-	-0-	Yes
	Marina Nugent Setubal	384.422.518-80	-0-	-0-	-0-	-0-	-0-	Yes
2)	José Luiz Egydio Setubal	011.785.508-18	-0-	-0-	-0-	-0-	-0-	Yes
	Children:							
	Beatriz de Mattos Setubal	316.394.318-70	-0-	-0-	-0-	-0-	-0-	Yes
	Gabriel de Mattos Setubal	348.338.808-73	-0-	-0-	-0-	-0-	-0-	Yes
3)	Maria Alice Setubal	570.405.408-00	-0-	-0-	-0-	-0-	-0-	Yes
	Children:							
	Fernando Setubal Souza e Silva	311.798.878-59	-0-	-0-	-0-	-0-	-0-	Yes
	Guilherme Setubal Souza e Silva	269.253.728-92	-0-	-0-	-0-	-0-	-0-	Yes
	Tide Setubal Souza e Silva Nogueira	296.682.978-81	-0-	-0-	-0-	-0-	-0-	Yes
4)	Olavo Egydio Setubal Júnior	006.447.048-29	-0-	-0-	-0-	-0-	-0-	Yes
	Children:							
	Bruno Rizzo Setubal	299.133.368-56	-0-	-0-	-0-	-0-	-0-	Yes
	Camila Setubal Lenz Cesar	350.572.098-41	-0-	-0-	-0-	-0-	-0-	Yes
	Luiza Rizzo Setubal	323.461.948-40	-0-	-0-	-0-	-0-	-0-	Yes
5)	Paulo Setubal Neto	638.097.888-72	-0-	-0-	Board Member	-0-	-0-	Yes
	Children:							
	Carolina Marinho Lutz Setubal	077.540.228-18	-0-	-0-	-0-	-0-	-0-	Yes
	Júlia Guidon Setubal	336.694.358-08	-0-	-0-	-0-	-0-	-0-	Yes
	Paulo Egydio Setubal	336.694.318-10	-0-	-0-	-0-	-0-	-0-	Yes
6)	Ricardo Egydio Setubal	033.033.518-99	-0-	Alternate Vice Chairman of the Board	Alternate Board Member	-0-	-0-	Yes
	Children:		-0-					
	Patrícia Ribeiro do Valle Setubal	230.936.328-62		-0-	-0-		-0-	Yes
7)	Roberto Egydio Setubal	007.738.228-52	Vice Chairman of the Board and CEO	Vice Chairman of the Board	Managing Vice President	-0-	Managing Vice President	Yes
	Children:							
	Mariana Lucas Setubal	227.809.998-10	-0-	-0-	-0-	-0-	-0-	Yes
	Paula Lucas Setubal	295.243.528-69	-0-	-0-	-0-	-0-	-0-	Yes
8)	O.E. Setubal S.A.	61.074.456/0001-9	-0-	-0-	-0-	-0-	-0-	Yes
	MOREIRA SALLES Family							
Siblings:								
1)	Fernando Roberto Moreira Salles	002.938.068-53	-0-	President	-0-	Officer	-0-	Yes
2)	João Moreira Salles	667.197.397-00	-0-	Alternate Board Member	-0-	Officer	-0-	Yes
3)	Pedro Moreira Salles	551.222.567-72	Chairman of the Board	Board Member	-0-	Officer	-0-	Yes
4)	Walther Moreira Salles Júnior	406.935.467-00	-0-	lternate Chairman of the Boar	-0-	Officer	-0-	Yes

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12.10. Subordination, services provision or control relationships between management members and subsidiaries, parent companies and others:

a) Issuer's direct or indirect subsidiary;

b) Issuer's direct or indirect parent company;

Name	CPF	Subsidiaries			Parent Companies				Interest in the controlling group
					Direct		Indirect		
		Itaú Unibanco S.A. CNPJ 60.701.190/0001-04	Banco Itaú BBA S.A. CNPJ 17.298.092/0001-30	Banco Itaucard S.A. CNPJ 17.192.451/0001-70	IUPAR - Itaú Unibanco Participações S.A. CNPJ 04.676.564/0001-08	Itaúsa - Investimentos Itaú S.A. CNPJ 61.532.644/0001-15	Cia. E. Johnston de Participações CNPJ 04.679.283/0001-09	Companhia ESA CNPJ 52.117.397/0001-08	
VILLELA Family									
1) Maria de Lourdes Egydio Villela	007.446.978-91	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Children:									
Ricardo Villela Marino	252.398.288-90	Managing Vice President	-o-	-o-	Officer	Alternate Board Member	-o-	-o-	Yes
Rodolfo Villela Marino	271.943.018-81	-o-	-o-	-o-	Alternate Board Member	Board Member	-o-	"A" Executive Officer	Yes
Siblings:									
2) Alfredo Egydio Arruda Villela Filho	066.530.838-88	-o-	-o-	-o-	Board Member	ice Chairman of the Boarc CEO	-o-	CEO	Yes
3) Ana Lúcia de Mattos Barretto Villela	066.530.828-06	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
SETUBAL Family									
Siblings:									
1) Alfredo Egydio Setubal	014.414.218-07	Managing Vice President	ice Chairman of the Boarc	Officer	CEO	ice Chairman of the Boarc	-o-	"B" Executive Officer	Yes
Children:									
Alfredo Egydio Nugent Setubal	407.919.708-09	-o-	-o-	-o-					
Marina Nugent Setubal	384.422.518-80	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
2) José Luiz Egydio Setubal	011.785.508-18	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Children:									
Beatriz de Mattos Setubal da For	316.394.318-70	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Gabriel de Mattos Setubal	348.338.808-73	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
3) Maria Alice Setubal	570.405.408-00	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Children:									
Fernando Setubal Souza e Silva	311.798.878-59	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Guilherme Setubal Souza e Silva	269.253.728-92	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Tide Setubal Souza e Silva Nogu	296.682.978-81	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
4) Olavo Egydio Setubal Júnior	006.447.048-29	-o-	-o-		-o-	-o-	-o-	-o-	Yes
Children:									
Bruno Rizzo Setubal	299.133.368-56	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Camila Setubal Lenz Cesar	350.572.098-41	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Luiza Rizzo Setubal	323.461.948-40	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
5) Paulo Setubal Neto	638.097.888-72	-o-	-o-	-o-	-o-	Board Member	-o-	-o-	Yes
Children:									
Carolina Marinho Lutz Setubal	077.540.228-18	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Júlia Guidon Setubal	336.694.358-08	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Paulo Egydio Setubal	336.694.318-10	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
6) Ricardo Egydio Setubal	033.033.518-99	-o-	-o-	-o-	Alternate Vice Chairman of the Board	Alternate Board Member	-o-	-o-	Yes
Children:			-o-						
Patricia Ribeiro do Valle Setubal	230.936.328-62	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
7) Roberto Egydio Setubal	007.738.228-52	CEO	Chairman of the Board	-o-	Vice Chairman of the Board	Managing Vice President	-o-	Managing Vice President	Yes
Children:									
Mariana Lucas Setubal	227.809.998-10	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Paula Lucas Setubal	295.243.528-69	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
8) O.E. Setubal S.A.	61.074.456/0001-9	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
MOREIRA SALLES Family									
Siblings:									
1) Fernando Roberto Moreira Salles	002.938.068-53	-o-	-o-	-o-	Chairman of the Board	-o-	Officer	-o-	Yes
2) João Moreira Salles	667.197.397-00	-o-	-o-	-o-	Alternate Board Member	-o-	Officer	-o-	Yes
3) Pedro Moreira Salles	551.222.567-72	-o-	-o-	-o-	Board Member	-o-	Officer	-o-	Yes
4) Walther Moreira Salles Júnior	406.935.467-00	-o-	-o-	-o-	lternate Chairman of the Boarc	-o-	Officer	-o-	Yes

258

ITEM 13. MANAGEMENT COMPENSATION

13.1. Describe the policy or practice for the compensation of the Board of Directors, Board of Statutory Officers and Board of Non-Statutory Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects:

a) The objectives of the compensation policy or practice:

The objective of the Issuer’s compensation policy is to attract, compensate, retain and stimulate management in the conduction of its business, enabling the Issuer to achieve sustainable results.

The Issuer believes that its compensation policy strengthens and creates better conditions for its development, as well as for the development of its management members and employees, always in line with the stockholders’ interests.

At the time when the Issuer’s compensation policy is established, it takes into account the market practices, the Issuer’s strategy and the effective risk management over time is considered, so as not to encourage behavior that increases risk exposure above the levels considered prudent.

In line with Resolution No. 3,921/2010 of the National Monetary Council (“Resolution on Compensation”), the variable compensation is consistent with the risk management policies of Itaú Unibanco Conglomerate, of which at least fifty percent (50%) of the variable compensation is paid through shares or stock-based instruments and is deferred for payment within at least three years, and the deferred portion is subject to clawbacks, based on the results of the institution or the business area during the period of deferral.

In order to comply with the Resolution on Compensation, on September 6, 2011 the Issuer was authorized by the CVM to transfer, on a private basis, its own treasury shares to its management members and the management members of its controlled companies. For the latter, the shares should be transferred directly and/or through the controlled companies, with the proposal being conditional upon approval by the Issuer’s General Meeting.

Accordingly, the use of the Issuer’s preferred shares (ITUB4) to compensate the executives of the Issuer and of the companies controlled by it was authorized at the Extraordinary Stockholders’ Meeting held on April 20, 2012.

The governance structure of compensation requires clear and transparent processes. Accordingly, in order to achieve the purposes mentioned above and aiming at aligning the best governance practices introduced in this country and abroad, as well as to ensure the balance of the institution’s risk management practices, the Issuer has a statutory Compensation Committee, subordinated to the Board of Directors, which main duties are: (a) to formulate the compensation policy, by proposing to the Board of Directors the various forms of fixed and variable compensation, in addition to benefits and special recruitment and termination programs; (b) to discuss, analyze and supervise the implementation and operation of current compensation models for Itaú Unibanco S.A. and Banco Itaú BBA S.A. (including the treasury area), by discussing the general principles of the compensation policy for employees and providing recommendations to the Board of Directors regarding any adjustments or improvements; (c) to propose, to the Board of Directors, the overall compensation amount to management members to be submitted to the General meeting; and (d) to prepare, on an annual basis, the “Compensation Committee Report”.

In addition to the Compensation Committee, the Appointments and Corporate Governance Committee is established, which also reports to the Board of Directors and whose main responsibility is to monitor the Issuer’s governance, especially regarding topics relating to the Board of Directors and the Board of Officers. Accordingly, the Appointments and Governance Committee is responsible for the process for assessing the performance of the Board of Directors and of the Chief Executive Officer, and it should (i) recommend processes for assessment of the Board of the Directors, the Members and Chairman of the Board, Committees and Chief Executive Officer, and (ii) provide methodological and procedural support to the assessment of the Board of Directors, the Members and Chairman of the Board, Committees and Chief Executive Officer.

Particularly in relation to the compensation of the members of the Board of Directors, it is incumbent upon this Committee to propose the division, among these Board members, of the amounts approved by the Annual General Meeting.

Regarding the benefit policy, noteworthy are the benefits focused on health (health care plan) and private pension plan.

259

Furthermore, the Issuer offers a Stock Option Plan (“Plan”) to its management members and employees, enabling the alignment of the management members’ interests to those of the Issuer’s stockholders, as they share the same risks and gains provided by the stock appreciation. In view of the information structure required under the scope of this item, provisions of the plan will be described throughout this item. For further details on the Plan, see item 13.4.

b) Compensation composition, indicating:

i - Description of the compensation elements and the objectives of each one of them

Board of Directors

The annual compensation of the members of the Issuer’s Board of Directors is composed of (i) monthly fixed compensation, (ii) annual fixed compensation, which is paid through shares, and (iii) the benefit plan.

The maximum compensation amounts are defined at the annual general meeting, based on the limits imposed by Article 152 of the Brazilian Corporate Law.

In the event that a member of the Issuer’s Board of Directors is also part of the Board of Officers of the Issuer or of its controlled companies, his/her compensation will be subject to the policy applicable to the Board of Officers.

Additionally, in exceptional and fully justified cases, the members of the Board of Directors may be paid a variable compensation as resolved by the Compensation Committee. This variable compensation will be subject to the guidelines contained in the Resolution on Compensation.

Board of Officers

The annual compensation of the officers is composed of (i) monthly fixed compensation, (ii) annual variable compensation (at least 50% of which is paid in shares), and (iii) the benefit plan.

The maximum compensation amounts are defined at the annual general meeting, based on the limits imposed by Article 152 of the Brazilian Corporate Law.

Regarding particularly those officers who are involved in internal control and risk areas, their compensation is calculated to attract qualified and experienced professionals and is determined irrespectively of the performance of each business area, so as not to give rise to any conflict of interest. Therefore, even though they are not impacted by the results from the business areas, they are subject to any impact arising from the Issuer’s results.

In addition to compensation, the officers are entitled to participate in the Plan described in item 13.4, which aligns the management members’ interests with those of the Issuer’s stockholders, as they share the same risks and gains provided by their stock appreciation.

Fiscal Council

The annual compensation of the members of the Fiscal Council is established at the annual general meeting. Pursuant to Article 162, paragraph 3 of Law No. 6,404/1976, this compensation cannot be lower, for each acting member, than ten percent (10%) of the compensation assigned to each officer (i.e. not including benefits, representation allowances and profit sharing assigned to officers). Within the limits established by legislation, the members of the Fiscal Council are paid only a monthly fixed compensation amount and are not eligible for the benefit policy.

Audit Committee

The compensation of the members of the Audit Committee of the Issuer is composed of (i) monthly fixed compensation, and (ii) a benefit plan.

For those members of the Audit Committee who are also part of the Issuer’s Board of Directors, the compensation policy of the Board of Directors is applied.

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Committees

The members of the Issuer’s other statutory or non-statutory committees are compensated according to their duties in the executive bodies or areas in which they work, and they do not receive a specific compensation for belonging to these committees.

ii - The proportion of each element in the total compensation

For the Issuer’s Board of Directors, the monthly fixed compensation, the annual fixed compensation and the benefits, in relation to the total compensation received, corresponded to 56% (fifty-six per cent), 39% (thirty-nine per cent) and 5% (five per cent).

For the Issuer’s Board of Officers, the monthly fixed compensation, the variable compensation and the benefits, in relation to the total compensation received by Officers, corresponded to 10% (ten per cent), a 89% (eighty-nine per cent) and 1% (one per cent).

For the members of the Fiscal Council, the monthly fixed compensation corresponds to 100% (one hundred per cent) of the compensation received.

For the Issuer’s Audit Committee, the monthly fixed compensation and benefits, in relation to the total compensation received, corresponded to 97% (ninety-seven per cent) and 3% (three per cent).

It should be noted that (i) the aforementioned proportions do not include possible charges supported by the Issuer arising from the amounts paid and (ii) the composition of the amounts is variable according to the difference of behavior of each component of compensation: on the one hand, the stability of the fixed compensation and benefits, and on the other hand, the instability of the variable compensation. The variable compensation is influenced by the individual performance, the results of the business area and of the Issuer.

iii - Calculation and adjustment methodology for each of the compensation elements

Fixed compensation

The monthly fixed compensation is established in accordance with the position held and is based on internal equality, since all management members holding the same position earn the same monthly fixed compensation amount, providing, in addition to internal equality, mobility of management members in the Issuer’s businesses.

The annual fixed compensation is paid in the Issuer’s preferred shares (ITUB4) and takes into consideration the history, résumé, market conditions and other factors that may be agreed with the management member.

Annual variable compensation

Variable compensation takes into consideration the influence of three factors on the annual variable compensation base amount (fees and profit sharing): (a) the management member’s performance, (b) the results of the business area, and/or (c) the Issuer’s results.

Beginning in 2012, taking into consideration the Resolution on Compensation, at least fifty percent (50%) of variable compensation is paid in shares or stock-based instruments, on a deferred basis.

Benefit plan

The benefit plan is compatible with market practices, taking into consideration that the main benefits include health care and private pension plans.

iv. Reasons that justify the composition of compensation

For members of the Board of Officers, the Issuer favors variable compensation, of which at least fifty percent (50%) is paid in shares or stock-based instruments, on a deferred basis, in at least three (3) years. This compensation model is intended to align the risk management in the short, medium and long terms, in addition to providing benefits to officers in the same proportion as it benefits the Issuer and its stockholders.

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c) The main performance indicators that are taken into consideration in determining each compensation element:

The annual variable compensation (fees and profit sharing) represents a significant portion of the amounts paid to officers and is significantly influenced by performance indicators. The first performance indicator is the Issuer’s income. Subsequently the performance indicator taken into consideration is the performance of the business area. Finally, individual performance is assessed by taking into consideration financial, process, client satisfaction and people management indicators, in addition to indicators relating to goals in relation to the other areas of the Issuer.

Fixed compensation and the benefit plan represent the smallest portion of the total amount received by management members and are not affected by performance indicators.

d) How the compensation is structured to reflect the evolution of performance indicators:

As mentioned above, a significant portion of the total amount paid to management members is in the form of variable compensation, which is considerably influenced by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa.

e) How the compensation policy or practice is aligned with the Issuer’s short-, medium- and long-term interests:

As mentioned in item “c” above, the Issuer favors variable compensation, which represents a significant portion of the total amount received by officers. This practice is aimed at aligning the risk management in the short, medium and long terms, in addition to providing benefits to officers in the same proportion as their performance benefits the Issuer and its stockholders.

Given that the variable compensation is affected by the results of the Issuer, including the risks assumed by the latter over time, we believe that the compensation policy is effective in aligning management’s interests with those of the Issuer.

f) The existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies:

The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), taking into consideration that the amounts indicated in sub-item 13.2 already include the total compensation paid by the Issuer and its subsidiaries.

g) The existence of any compensation or benefit related to the occurrence of a certain corporate event, this as the disposal of the Issuer’s shareholding control:

There is no compensation or benefit – neither is it provided for in the Issuer’s compensation policy - related to the occurrence of a certain corporate event.

13.2. With respect to the compensation recognized in the income or loss for the past three years and to that determined for the current year, please prepare a table containing:

Total Compensation for 2014 - Annaul Amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	9.00	16.00	6.00	31.00
Annual fixed compensation	19,668,500	16,541,500	926,100	37,136,100
Salary or management fees	7,830,000	13,050,000	756,000	21,636,000
Direct and indirect benefits	240,000	555,250	N/A	795,250
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	11,598,500	2,936,250	170,100	14,704,850
Variable compensation	13,083,000	94,398,500	N/A	107,481,500
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	See below	See below	N/A	N/A
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation
(special fees and INSS)	13,083,000	94,398,500	N/A	107,481,500
Post-employment benefits	248,500	1,060,000	N/A	1,308,500
Benefits arising from termination of
mandate	NA	N/A	N/A	N/A
Stock-based compensation	See below	See below	N/A	See below

Total Compensation	33,000,000	112,000,000	926,100	145,926,100

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For 2014, it was approved by the Annual Stockholders’ Meeting an aggregate compensation amount of R$145 million to be paid to the management bodies. For the Fiscal Council, it was proposed that the Annual Stockholders’ Meeting approved monthly individual compensation of R$15,000 to the effective members and R$6,000 to the alternate members. The approved compensation amounts may be paid in local currency and in shares of the Issuer or in any other form the management finds convenient. The amounts shall be paid in the proportions described in the table above.

In addition to the amounts established at the general meeting, the members of the Board of Directors and the Board of Officers shall receive a share of the Issuer’s profits, which, under the provisions of paragraph 1, Article 152, of Law No. 6,404/76, is limited to the annual compensation of management members or ten percent (10%) of the Company’s profits, whichever is lower. They will also receive the granting of stock options, pursuant to the Issuer’s Stock Option Plan. The amounts related to profit sharing and the granting of stock options are not included in the table above, which only reflects the estimated separation of the compensation’s aggregated amounts to be approved by stockholders at the annual general meeting.

Note:

Due to Empresas.Net (CVM’s system) systemic structure, the amounts in "Other (fees and/or INSS)" refer to fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council.

Total Compensation for 2013 - Annual Amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	8.00	15.08	6.00	29.08
Annual fixed compensation	12,271,702	14,887,079	852,600	28,011,382
Salary or management fees	6,600,000	11,820,000	696,000	19,116,000
Direct and indirect benefits	202,523	407,579	N/A	610,103
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	5,469,179	2,659,500	156,600	8,285,279
Variable compensation	10,314,115	109,452,841	N/A	119,766,956
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	10,059,907	55,699,929	N/A	65,759,836
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	254,207	53,752,913	N/A	54,007,120
Post-employment benefits	181,123	700,378	N/A	881,502
Benefits arising from termination of mandate	-	-	N/A	-
Stock-based compensation	2,160,019	31,854,622	N/A	34,014,640

Total compensation	24,926,959	156,894,920	852,600	182,674,479

In 2013, the Annual Stockholders’ Meeting approved an aggregate compensation amount of R$140.5 million for the management bodies, of which up to R$15.5 million to the members of the Board of Directors, while R$125 million was the compensation to be paid to the members of the Board of Officers. For the Fiscal Council, the Annual Stockholders’ Meeting approved monthly individual compensation of R$15 thousand for effective members and R$6 thousand for alternate members. The approved compensation may be paid in local currency, shares of the Issuer or in any other form the administration finds convenient. Of these amounts, the amounts described in the table above were effectively paid.

In addition to the compensation established at the general meeting, the management members received in 2013 (i) a share of the Issuer’s profits, and (ii) the granting of stock options, with no compensatory nature. In the table above, besides the amounts recognized in the financial statements related to fixed compensation, the variable compensation paid in local currency and in shares (to be paid on a deferred basis, in the following years, regardless of the fact that these expenses have not been recognized yet), the benefits and the granting of stock options are shown.

Notes:

1. Beginning in 2012 and taking into consideration the Resolution on Compensation, the variable compensation was paid at least 50% in shares, on a deferred basis. This amount is included under item “Variable Remuneration”, in the table above, and it is not applied to item “Stock-based compensation.” For illustrative purposes, it takes into consideration the year to which the compensation refers, regardless of the year in which it was paid and is recognized in the financial statements.

2. Due to Empresas.Net (CVM’s system) systemic structure, the amounts recorded in "Other (special fees and/or INSS)" refer to: special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council.

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3. There are four members of the Board of Directors of the Issuer who also perform executive functions, and for this reason their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the compensation of the Issuer’s Board of Officers. For 2013, this note is also applicable to items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13, and 13.15.

4. The compensation of many of the members of the Board of Officers is provided by controlled companies (see sub item 13.15), and the amounts indicated in item 13.2 already include the compensation paid by the Issuer and its controlled subsidiaries or its parent companies.

5. The average compensation amount per member in 2013 was: Board of Directors, R$3,116 thousand and Board of Officers R$10,404 thousand.

6. The amount mentioned in the item “Stock-based compensation” corresponds to the amount of the stock options granted to the management members, which are not compensatory in nature.

Total Compensation for 2012 - Annual Amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	7.33	16.58	6.00	29.00
Annual fixed compensation	12,422,016	15,591,434	749,700	28,763,150
Salary or management fees	6,960,000	12,229,219	612,000	19,801,219
Direct and indirect benefits	137,561	610,641	N/A	748,201
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	5,324,455	2,751,574	137,700	8,213,730
Variable compensation	8,859,912	98,159,408	N/A	107,019,320
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	8,859,912	50,164,183	N/A	59,024,095
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	-	47,995,225	N/A	47,995,225
Post-employment benefits	327,503	1,031,168	N/A	1,358,670
Benefits arising from termination of mandate	-	-	N/A	-
Stock-based compensation	1,079,217	35,318,841	N/A	36,398,058

Total compensation	22,688,648	150,100,851	749,700	173,539,199

In 2012, the Annual Stockholders’ Meeting approved the aggregate compensation amount of R$138 million to the management bodies, of which up to R$13 million, to be paid to the members of the Board of Directors, while R$125 million was the compensation to be paid to the members of the Board of Officers. For the Fiscal Council, the Annual Stockholders’ Meeting approved a monthly individual compensation of R$12 thousand for effective members and R$5 thousand for alternate members. Of these amounts, the amounts described in the table above were effectively spent.

In addition to the compensation established at the general meeting, the management members received in 2012 (i) a share in the Issuer’s profits, and (ii) the granting of stock options, with no compensatory nature. The amounts recognized in the financial statements in relation to expenses are described in the table above.

Notes:

1. There are five members that comprise the Board of Directors of the Issuer who also perform executive functions, which is the reason their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts referring to the compensation of these members are fully included only in the table related to the compensation of the Issuer’s Board of Officers. For 2012, this note is applicable to items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13, and 13.15.

2. The compensation of several members of the Board of Officers is provided by controlled companies (see sub item 13.15), and the amounts indicated in item 13.2 already include the compensation paid by the Issuer and its controlled subsidiaries or parent companies.

3. The average compensation amount per member in 2012 was: Board of Directors, R$3,095 thousand and Board of Officers R$9,053 thousand;

4. The amount mentioned in item “Stock based compensation” corresponds to the amount of the stock options granted to management members, which are not compensatory in nature.

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Total Compensation for 2011 - Annual Amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	8.00	14.92	5.17	28.08
Annual fixed compensation	3,655,679	11,461,684	688,450	15,805,813
Salary or management fees	2,914,500	9,001,522	562,000	12,478,022
Direct and indirect benefits	85,417	434,820	N/A	520,237
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (INSS)	655,763	2,025,342	126,450	2,807,555
Description of other fixed compensation	N/A	N/A	N/A	N/A
Variable compensation	N/A	66,653,323	N/A	66,653,323
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	N/A	37,860,383	N/A	37,860,383
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	N/A	28,792,940	N/A	28,792,940
Post-employment benefits	124,965	812,174	N/A	937,139
Benefits arising from termination of mandate	N/A	N/A	N/A	N/A
Stock-based compensation	834,048	32,310,605	N/A	33,144,654

Total compensation	4,614,692	111,237,787	688,450	116,540,929

In 2011, the Annual Stockholders’ Meeting approved the aggregate compensation amount of R$126 million to the management bodies, of which up to of up to R$11 million, to be paid to the members of the Board of Directors, while R$115 million is the compensation to be paid to members of the Board of Officers. For the Fiscal Council, the Annual Stockholders’ Meeting approved monthly individual compensation of R$ 12 thousand for effective members and R$5 thousand for alternate members. Of these amounts, the amounts described in the table above were effectively paid.

In addition to the compensation established at the general meeting, the management members received in 2011 (i) a share of the profits of the Issuer, and (ii) the granting of stock options with no compensatory nature. The amounts recognized in the financial statements related to these expenses are shown above.

Notes:

1. There are five members of the Board of Directors of the Issuer who also perform executive functions, for which reason their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts referring to the compensation of these members are fully included only in the table relating to the compensation of the Issuer’s Board of Officers. For 2011, this note is applicable to items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13 and 13.15.

2. The compensation of several members of the Board of Officers is provided by controlled companies (see sub item 13.15), and the amounts indicated in item 13.2 already include the compensation paid by the Issuer and its controlled subsidiaries or parent companies.

3. The average compensation amount per member in 2011 was: Board of Directors, R$577 thousand and Board of Officers R$7,457 thousand;

4. The amount mentioned in item “Stock based compensation” corresponds to the amount of the stock options granted to the management members, which is not compensatory in nature.

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13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

2013		R$, except if otherwise indicated
			Board of
		Board of	Statutory
		Directors	Officers	Fiscal Council	Total
a	body
b	number of members (people)	8.00	15.08	6.00	29.08
c	With respect to bonuses:
	i minimum amount provided for in the	N/A	N/A	N/A	N/A
	ii maximum amount provided for in the	N/A	N/A	N/A	N/A
	iii amount provided for in the compensation plan,	N/A	N/A	N/A	N/A
	iv amount effectively recognized in income or loss	N/A	N/A	N/A	N/A
d	with respect to profit sharing:
	i minimum amount provided for in the	7,318,229	57,738,774	N/A	65,057,003
	ii maximum amount provided for in the	13,595,094	129,375,873	N/A	142,970,967
	iii amount provided for in the compensation plan,	10,314,115	96,370,626	N/A	106,684,740
	iv amount effectively recognized in income or loss	10,314,115	109,452,841	N/A	119,766,956

Notes:

1. The variable compensation minimum and maximum amounts presented in the table above were indicated considering the budget and management expectations. However, these amounts were subject to variation in view of the Issuer’s result, the result of the area in which the management member works and the performance of management member and it is also possible the “variable compensation” may not be paid, in case the result is zero or negative.

2. The variable compensation of the base year of 2013 considers (i) 50% actually paid and (ii) 50% to be paid in the future in shares. For further details on the compensation model for management members, see the clarifications in items 13.1 and 13.2.

In relation to item “d”, the stock-based compensation provided for 2014, see the clarifications in item 13.2.

2012		R$, except if otherwise indicated
			Board of
		Board of	Statutory
		Directors	Officers	Fiscal Council	Total

a	body
b	number of members (people)	7.33	16.58	6.00	29.91
c	With respect to bonuses:
	i minimum amount provided for in the	N/A	N/A	N/A	N/A
	ii maximum amount provided for in the	N/A	N/A	N/A	N/A
	iii amount provided for in the compensation plan, should the targets established be achieved	N/A	N/A	N/A	N/A
	iv amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d	with respect to profit sharing:
	i minimum amount provided for in the	6,184,900	67,983,694	N/A	74,168,594
	ii maximum amount provided for in the compensation plan	10,824,900	154,777,290	N/A	165,602,190
	iii amount provided for in the compensation plan, should the targets established be achieved	8,859,912	114,770,204	N/A	123,630,116
	iv amount effectively recognized in income or loss for last year	8,859,912	98,159,408	N/A	107,019,320

Notes:

1. The variable compensation minimum and maximum amounts presented in the table above were indicated considering the budget and management expectations. However, the amounts may vary based on the Issuer’s result, the result of the area in which the management member works and performance of management member, and it is also possible the “variable compensation” may not be paid, in case the result is zero or negative.

2. The variable compensation of the base year of 2012 considers (i) 50% actually paid and (ii) 50% to be paid in the future in shares. For further details on the compensation model for management members, see the clarifications in items 13.1 and 13.2.

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2011		R$, except if otherwise indicated
			Board of
		Board of	Statutory
		Directors	Officers	Fiscal Council	Total

a	body
b	number of members (people)	8.00	14.92	5.17	28.08
c	With respect to bonuses:
	i minimum amount provided for in the	N/A	N/A	N/A	N/A
	ii maximum amount provided for in the	N/A	N/A	N/A	N/A
	iii amount provided for in the compensation plan, should the targets established be achieved	N/A	N/A	N/A	N/A
	iv amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d	with respect to profit sharing:
	i minimum amount provided for in the	N/A	41,190,701	N/A	41,190,701
	ii maximum amount provided for in the	N/A	94,236,539	N/A	94,236,539
	iii amount provided for in the compensation plan, should the targets established be achieved	N/A	67,713,620	N/A	67,713,620
	iv amount effectively recognized in income or loss for last year	N/A	66,653,323	N/A	66,653,323

Notes:

1. The variable compensation minimum and maximum amounts presented in the table above were indicated considering the budget and management expectations. However, the amounts may vary based on the Issuer’s result, and it is also possible the “variable compensation” may not be paid, in case the result is zero or negative.

2. The variable compensation of the base year of 2011, in the amount of R$66,653,323, is composed of R$37,860,383 of profit sharing, R$23,504,440 of “special fees” and R$5,288,499 of INSS levied on special fees.

13.4. With respect to the stock-based compensation plan for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe:

a)	The general terms and conditions

We clarify that, although the Issuer has a management compensation policy in which the variable compensation is paid in shares, the information in this item refers to the long-term incentive model. For more details on the management compensation policy, see item 13.1.

Accordingly, the purpose of this item is to thoroughly describe the long-term incentive program based on a Stock Option Plan

The Issuer was one of the first Brazilian companies to grant stock options to its executives, a practice that has been adopted since 1995. The current Plan covers the Issuer and the companies controlled by it and it is frequently revised to be adjusted for legal innovations and the Issuer's reality.

In accordance with the Plan’s provisions, the Issuer may grant stock options to the management members or employees of the Itaú Unibanco Conglomerate (“Beneficiaries”). The rules and operational procedures of the Plan are established by a committee appointed by the Board of Directors of the Issuer (“Personnel Committee”).

It should be noted that the Itaú and Unibanco Conglomerates had their corresponding programs for stock-based compensation before the merger on November 3, 2008. The Extraordinary Stockholders’ Meeting held on April 24, 2009 approved the assumption by the Issuer of rights and obligations existing under the Unibanco Plan, which keeps the monitoring of the options granted in connection with the Unibanco Plan. In relation to the options granted under Unibanco´s Plan, the provisions set out therein shall prevail.

Considering that Redecard S.A. (“Redecard”) went private in December 2012, and that it is impossible to deliver Redecard’s shares listed on BM&FBOVESPA in order to fulfill Redecard’s Stock Option Plan (“Redecard Plan”) obligations to its beneficiaries, in order to ensure all management members are eligible for long-term incentive programs under the same conditions, the assumption of rights and obligations under Redecard´s Plan will be submitted to approval at the Extraordinary Stockholders’ Meeting to be held on April 19, 2013, by the Issuer, which will keep the monitoring of the options granted in connection with this Plan. Regarding the options granted by Redecard Plan, the provisions contained therein will apply.

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Given that it is no longer possible to provide grants under the Unibanco and Redecard Plans, all of the information relating to item 13.4 refers only to the provisions of the current Plan.

The Plan is available on the website of CVM and the Issuer (www.itau-unibanco.com.br/ri).

b)    The main objectives of the plan

The Plan has the primary purpose of aligning the interests of the Beneficiaries with those of the Issuer's stockholders, as they share the same risks and earnings relating to the appreciation of its stocks.

c)    How the plan contributes to these objectives

The Beneficiaries receive granting of stock options to feel stimulated to contribute to the Issuer's stock good performance, since they actively participate in the results of this appreciation. Therefore, the institution fulfills the purpose of item “b” thereof, linking the management members and employees to the organization's long-term strategies. The Beneficiaries, in turn, participate in the appreciation of the Issuer’s capital stock.

d)    How the plan is inserted in the Issuer’s compensation policy

The Plan is in compliance with the principles searched for by the Issuer, taking into consideration that (i) the Beneficiaries receive stock options which link them to the Issuer’s long-term projects and results, (ii) this is an instrument to incentivize individual development and commitment, and (iii) this allows the retention of the Beneficiaries (as the benefit from the exercise of the options is received in the long term).

e)    How the plan is aligned with the short-, medium- and long-term interests of management members and the Issuer

The Plan is aligned with the interests of the Issuer and its Beneficiaries, provided that enabling the Beneficiaries to become stockholders of the Issuer, they are encouraged to act from the perspective of being the “owners” of the business, therefore aligning their interests with those of the stockholders’. Additionally, the Plan encourages the retention of the Issuer’s top management members and employees, considering that in case the Beneficiary leaves the options are automatically terminated (see subitem “n” of item 13.4).

f)      Maximum number of shares covered

The sum of shares to be used for compensation purposes, pursuant to the Resolution on Compensation, and the options to be granted are subject to limits established by the Plan (see sub item “g” of item 13.4).

g)    Maximum number of options to be granted

The Personnel Committee shall be responsible for establishing the total number of options to be granted in relation to each year, and it may segment the total lot in series and define the specific characteristics of each series.

However, the sum of the shares to be used for compensation, pursuant to the Resolution on Compensation, and the options to be granted in any given year shall not exceed the limit of 0.5% of the total shares of the Issuer that the majority and minority stockholders hold at the year-end balance sheet date. If in a certain year the number of shares delivered and options granted is below the limit of 0.5% of total shares, the difference may be added when options are granted in any of the seven subsequent years.

h)    conditions for the purchase of shares

The shares are purchased under the Plan, provided that the vesting period has elapsed (see sub-item “j” below), upon payment of the strike price (see sub-item “i” below). In addition, options can be cancelled in certain situations, such as the termination of the relationship (statutory or employment) between the Beneficiary and the companies of the Itaú Unibanco Conglomerate, before the vesting period (see sub-item “n” below).

i)      criteria for fixing the purchase or exercise price

The acquisition and the strike prices will be set by the Personnel Committee when the option is granted and they may be based on one of the following parameters:

268

Simple options: to set the strike price of options, the Committee shall consider the average price of the preferred shares of the Issuer during the trading sessions of BM&FBOVESPA for the three months of the year prior to the grant date, and a positive or negative adjustment of up to 20% is permitted, at the discretion of the Personnel Committee. The prices established shall be adjusted up to the last day of the month prior to the option exercise at the IGP-M, or in its absence, at the index stipulated by the Personnel Committee, and they shall be paid in a term equal to that in effect for the settlement of the transactions on BM&FBOVESPA.

Partner options: the strike price corresponds to the obligation to invest in the Issuer’s shares, and to keep the ownership of these shares unchanged and without any type of liens from the option grant date until the option exercise date.The Extraordinary Stockholders’ Meeting held on April 23, 2014 approved a change to the Plan in order to establish an exception to the rule that prevents the encumbrance, by the Beneficiaries of the options, of the shares that are the subject matter of their investment, only for the cases of provision of collaterals for loans for the acquisition of these shares with third-party banks that were previously approved by the Personnel Committee.

The shares purchased by the Beneficiaries to comply with positive covenants related to the partners’ options may either be acquired from the Issuer’s Treasury or another mechanism may be adopted to provide effects equivalent to the purchase of shares and the counter-entry in Options, as resolved by the Personnel Committee. In the event that the purchase is carried out, it may be effected through the delivery of the shares as ADRs.

For the purpose of acquiring these shares, the Personnel Committee shall establish the purchase price, which should be equal to the average quotation of the Issuer’s shares on BM&FBOVESPA in the thirty days prior to the establishment of this price.

j)      criteria for defining the exercise period

The options can only be exercised after the vesting period and outside of the black-out periods established by the Personnel Committee. The vesting period of each series shall be defined by the Committee at the time of issue, and may vary between one year and seven years, counted from the grant date.

k)    type of option settlement

There are two types of option settlement for the strike price:

In the case of simple options: at the time when an option is exercised, the Beneficiary must pay to the Issuer the strike price, in cash, subject to the rules and conditions established by the Personnel Committee.

In the case of partner options: the performance of positive covenants mentioned in sub-item “e” of this item must be confirmed.

l)      restriction on the transfer of shares

The availability of the shares subscribed by the Beneficiaries upon the exercise of the option may be subject to additional restrictions, as may be resolved by the Personnel Committee. Thus the percentage of shares that shall remain unavailable, as well as the period of this unavailability, may be defined by the said Committee in view of the program applicable to each Beneficiary.

m)  criteria and events that, when verified, will cause the suspension, amendment or termination of the plan

The Personnel Committee may suspend the exercise of the options under justifiable circumstances, such as the organization of subscription works, significant market fluctuations or legal regulatory restrictions. In addition, the plan may only be amended or terminated following a proposal from the Personnel Committee to the Board of Directors and after approval at the General meeting.

n)    effects of the management member’s leave from the Issuer’s bodies on their rights provided for in the stock-based compensation plan

As a general rule, the Beneficiaries of the Itaú Unibanco Conglomerate who resign or are dismissed from the position shall have their options automatically terminated. However, this automatic termination shall not occur in the case that the employee’s departure is concurrent with their election to a management member position at the Itaú Unibanco Conglomerate or if the management member now occupies another statutory position at the Itaú Unibanco Conglomerate.

269

In the case of the member’s death, the vesting period is terminated and her/his successors may exercise them until the end of the remaining effective period of the effective Beneficiary.

In addition to the previously mentioned cases, the Personnel Committee may, in exceptional circumstances and having complied with the criteria established in the applicable internal regulation, choose not to terminate these options.

270

13.5. Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the Board of Directors, the Board of Statutory Officers, or Fiscal Council, grouped per body, at the end of the previous fiscal year

		Board of Directors (*)			Board of Officers			Fiscal Council
		Shares			Shares			Shares
Company		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	3,128,674	5,583,340	8,712,014	9,742,470	6,476,353	16,218,823	49,150	929,720	978,870
	Companhia E.Johnston de Participações	400	800	1,200	-	-	-	-	-	-
Controlling Company	Companhia ESA	293,809,813	-	293,809,813	140,162,508	-	140,162,508	-	-	-
	Itaúsa - Investimentos Itaú S.A.	293,809,813	163,874,554	457,684,367	140,162,508	42,305,922	182,468,430	-	-	-
	IUPAR - Itaú Unibanco Participações S.A.	2	-	2	1	-	1	-	-	-

(*) Except those considered on the Board of Officers

Note: These shares are held directly.

271

13.6. With respect to the stock-based compensation to the board of directors and statutory executive board recognized in income or loss for the past three years and to that determined for the current year, prepare a table containing:

2011

a	body	Board of Directors
b	number of members (average)	7
option granting year		2007	2008	2009
c	with respect to each granting of stock options:
	i grant date	21/03/07	14/05/08	10/08/09
	ii number of options granted	227,703	75,901	874,167
	iii term for the options to become exercisable	1/3 per year after 3 years	1/3 per year after 3 years	01/04/12
	iv maximum term to exercise options	12 months	12 months	31/12/14
	v term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	N/A
	vi weighted average strike price of each of the following share groups:
	. outstanding at the beginning of the year	R$ 34.60	R$ 42.99	R$ 30.45
	. lost during the year	35.34	-	-
	. exercised during the year	-	-	-
	. expired during the year	35.34	-	-
d	fair value of options on the grant date	12.27	18.06	11.35
e	potential dilution in the case of exercise of all the options granted	0.005%	0.002%	0.019%

Continuation
a	body	Board of Statutory Officers
b	number of members (average)	18
option granting year		2004		2005		2006				2007			2008			2009			2010					2011
c	with respect to each granting of stock options:
	i grant date		16/02/04		21/02/05		21/02/06		04/07/06		14/02/07	03/09/07		11/02/08	03/03/08		03/03/09	06/03/09		17/04/10	17/08/10	30/08/10	30/09/10	19/04/11		28/02/11	19/08/11
	ii number of options granted		186,312		1,080,375		2,637,250		105,417		2,392,500	7,561		2,997,085	36,541		4,595,580	188,226		1,891,944	74,471	235,784	705,396	2,821,538		524,333	474,177
	iii term for the options to become exercisable		01/01/09		01/01/10		01/01/11		1/3 per year after 3 years		01/01/12	50% after 3 years and 50% after 5 years		01/01/13	50% after 3 years and 50% after 5 years		01/01/14	50% after 3 years and 50% after 5 years		01/01/15	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	01/01/16		50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years
	iv maximum term to exercise options		31/12/11		31/12/12		31/12/13		12 months		31/12/14	-		31/12/15	-		31/12/16	-		31/12/17	30/09/15	30/09/15	31/10/15	31/12/18		31/03/16	30/09/16
	v term of restriction for the transfer of shares		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%	without restriction		2 years for 50%	without restriction		2 years for 50%	without restriction		2 years for 50%	50%: 08/17/15 and 50%: 08/17/18	50%: 08/17/15 and 50%: 08/17/18	50%: 30/09/15 and 50%: 30/09/18	2 years for 50%		50%: 02/28/16 and 50%: 02/28/19	50%: 08/19/16 and 50%: 08/19/19
	vi weighted average strike price of each of the following share groups:
	. outstanding at the beginning of the year	R$	12.79	R$	18.00	R$	26.78	R$	27.42	R$	34.10	(1)	R$	39.32	(1)	R$	25.71	(1)	R$	41.77	(1)	(1)	(1)	40,80	(2)	(1)	(1)
	. lost during the year								-		-			40.46	-		-	-		-	-	-	-	-		-
	. exercised during the year		12.83		18.35		27.39		28.45		-	-		-	-		-	-		-	-	-	-	-		-	-
	. expired during the year		13.46		-		-		28.49		-	-		-	-		-	-		-	-	-	-	-		-	-
d	fair value of options on the grant date		4.20		6.20		10.27		12.86		8.70	31.68		5.69	32.83		4.25	17.31		12.22	33.67	32.48	35.73	11.02		32.84	23.69
e	potential dilution in the case of exercise of all the options granted		0.004%		0.024%		0.060%				0.053%			0.066%			0.105%			0.064%					0.084%

Note:

1.	Granting of stock options , which strike price is a positive covenant, according to the concept explained in item 13.4, “i”.

2.	Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

272

2012

a	body	Board of Directors
b	number of members (average)	8
option granting year		2007		2008								2009				2010						2011						2012
c	with respect to the granting of stock options:
	i grant date		21/03/07		14/05/08		29/02/08		03/03/08		03/09/08		06/03/09		10/08/09		17/04/10		30/08/10		30/09/10		28/02/11		19/04/11		19/08/11		27/04/12
	ii number of options granted		151,802		75,901		33,474		39,905		46,709		70,315		874,167		117,617		7,004		19,904		20,604		137,620		8,890		160,017
	iii term for the options to become exercisable		50%: 03/21/11 and 50%: 03/21/12		1/3 per year after 3 years		03/09/12		03/03/13		03/09/13		06/03/12		01/04/12		01/01/15		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		01/01/16		50% after 3 years and 50% after 5 years		01/01/17
	iv maximum term for the exercise of the options		12 months		12 months		-		-		-		-		31/12/14		31/12/17		30/09/15		31/10/15		31/03/16		31/12/18		30/09/16		31/12/19
	v term of restriction for the transfer of shares		2 years for 50%		2 years for 50%		without restriction		without restriction		without restriction		without restriction		N/A		2 years for 50%		50%: 08/17/15 and 50%: 08/17/18		50%: 09/30/15 and 50%: 09/30/18		50%: 02/28/16 and 50%: 02/28//19		2 years for 50%		50%: 08/19/16 and 50%: 08/19/19		2 years for 50%
	vi weighted average strike price of each of the following share groups:
	. outstanding at the beginning of the year	R$	37.03	R$	46.02		(1)		(1)		(1)		(1)	R$	32.01	R$	43.90		(1)		(1)		(1)	R$	42.88		(1)	R$	32.07	(2)
	. lost during the year	R$	37.27	R$	46.72		-		-		-		-		-		-		-		-		-		-				-
	. exercised during the year		-		-		-		-		-		-		-		-		-		-		-		-		-		-
	. expired during the year	R$	37.27	R$	46.72		-		-		-		-		-		-		-		-		-		-		-		-
d	fair value of the options on the grant date	R$	12.78	R$	18.06	R$	30.99	R$	31.90	R$	24.76	R$	17.31	R$	11.35	R$	12.22	R$	32.48	R$	35.73	R$	32.84	R$	11.02	R$	23.69	R$	7.82
e	potential dilution in the case of exercise of all options granted		0.003%		0.004%								0.021%						0.003%						0.004%				0.004%

Continued
a	body	Board of Statutory Officers
b	number of members (average)	18
option granting year		2006				2007				2008				2009				2010								2011						2012
c	with respect to the granting of stock options:
	i grant date		21/02/06		04/07/06		14/02/07		03/09/07		11/02/08		03/03/08		03/03/09		06/03/09		17/04/10		17/08/10		30/08/10		30/09/10		28/02/11		19/04/11		19/08/11		24/02/12		27/04/12
	ii number of options granted		2,475,457		52,707		2,359,500		7,561		2,379,161		18,270		4,569,510		188,226		1,877,525		120,212		190,043		705,396		567,190		2,816,924		432,195		488,570		3,026,850
	iii term for the options to become exercisable		01/01/11		04/07/11		01/01/12		03/09/12		01/01/13		03/03/13		01/01/14		50% after 3 years and 50% after 5 years		01/01/15		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		01/01/16		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		01/01/17
	iv maximum term for the exercise of the options		31/12/13		12 months		31/12/14		-		31/12/15		00/01/00		31/12/16		00/01/00		31/12/17		30/09/15		30/09/15		31/10/15		31/03/16		31/12/18		30/09/16		31/03/17		31/12/19
	v term of restriction for the transfer of shares		2 years for 50%		2 years for 50%		2 years for 50%		without restriction		2 years for 50%		without restriction		2 years for 50%		without restriction		2 years for 50%		50%: 08/17/15 and 50%: 08/17/18		50%: 08/17/15 and 50%: 08/17/18		50%: 09/30/15 and 50%: 09/30/18		50%: 02/28/16 and 50%: 02/28/19		2 years for 50%		50%: 08/19/16 and 50%: 08/19/19		50%: 02/24/17 and 50%: 02/24/20		2 years for 50%
	vi weighted average strike price of each of the following share groups:
	. outstanding at the beginning of the year	R$	28.15	R$	29.35	R$	41.32		(1)	R$	41.32		(1)	R$	27.02		(1)	R$	43.90		(1)		(1)		(1)		(1)	R$	42.88		(1)		(1)	R$	32.07	(2)
	. lost during the year		-		29.89		-				-		-		-		-		-		-		-		-		-		-		-		-		-
	. exercised during the year	R$	28.20		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-
	. expired during the year		-	R$	29.89		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-
d	fair value of the options on the grant date	R$	10.27	R$	13.22	R$	8.70	R$	31.68	R$	5.69	R$	31.90	R$	4.25	R$	17.31	R$	12.22	R$	33.67	R$	32.48	R$	35.73	R$	32.84	R$	11.02	R$	23.69	R$	31.99	R$	7.82
e	potential dilution in the case of exercise of all options granted		0.055%			0.052%				0.052%				0.104%				0.063%									0.083%					0.066%

Note:

1. Granting of stock options,  which strike price is a positive covenant, according to the concept explained in item  13.4, “i”.

2. Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

273

2013

a	body	Board of Directors
b	number of members (average)	6
option granting year		2008						2009						2010						2011						2012
c	with respect to each granting of stock options:
	i grant date		2/29/08		3/3/08		9/3/08		3/3/09		3/6/09		8/10/09		4/17/10		8/30/10		9/30/10		2/28/11		4/19/11		8/19/11		4/27/12
	ii number of options granted		36,821		43,895		51,380		574,629		38,673		549,476		210,261		7,705		21,894		22,664		239,102		9,779		223,556
	iii term for the options to become exercisable		9/3/12		3/3/13		9/3/13		1/1/14		3/6/14		4/1/12		1/1/15		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		01/01/16		50% after 3 years and 50% after 5 years		01/01/17
	iv maximum term to exercise options		-		-		-		12/31/16		-		12/31/14		12/31/17		30/09/15		31/10/15		31/03/16		31/12/18		30/09/16		31/12/19
	v term of restriction to the transfer of shares		without restriction		without restriction		without restriction		2 years for 50%		without restriction		N/A		2 years for 50%		50%: 17/08/15 and 50%: 17/08/18		50%: 30/09/15 and 50%: 30/09/18		50%: 28/02/16 and 50%: 28/02/19		2 years for 50%		50%: 19/08/16 and 50%: 19/08/19		2 years for 50%
	vi weigthed average strike price of the following share groups:
	. outstanding at the beginning of the year		(1)		(1)		(1)	R$	26.49		(1)	R$	31.37	R$	43.02		(1)		(1)		(1)	R$	42.03		(1)	R$	31.43	(2)
	. lost during the year		-		-		-		-		-		-		-		-		-		-		-				-
	. exercised during the year		-		-		-		-		-	R$	31.57		-		-		-		-		-		-		-
	. expired during the year		-		-		-		-		-		-		-		-		-		-		-		-		-
d	fair value of options on the grant date	R$	28.17	R$	29.00	R$	22.51	R$	3.86	R$	15.17	R$	10.32	R$	11.11	R$	29.53	R$	32.48	R$	29.86	R$	11.02	R$	21.53	R$	7.11
e	potential dilution in the case of exercise of all the options granted		0.003%						0.023%						0.005%						0.005%						0.004%

Continuation
a	body	Board of Statutory Officers
b	number of members (average)	13
option granting year		2006		2007		2008				2009				2010								2011						2012				2013
c	with respect to each granting of stock options:
	i grant date		2/21/06		2/14/07		2/11/08		3/3/08		3/3/09		3/6/09		4/17/10		8/17/10		8/30/10		9/30/10		2/28/11		4/19/11		8/19/11		2/24/12		4/27/12		2/27/13
	ii number of options granted		1,546,325		2,455,998		2,457,209		20,097		4,200,031		103,524		1,886,752		81,918		254,205		767,489		615,499		2,856,191		468,149		529,678		3,162,425		829,729
	iii term for the options to become exercisable		1/1/11		1/1/12		1/1/13		3/3/13		1/1/14		50% after 3 years and 50% after 5 years		1/1/15		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		01/01/16		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		01/01/17		50% after 3 years and 50% after 5 years
	iv maximum term to exercise options		12/31/13		12/31/14		12/31/15		1/0/00		12/31/16		-		12/31/17		9/30/15		9/30/15		10/31/15		3/31/16		12/31/18		9/30/16		3/31/17		12/31/19		3/31/18
	v term of restriction to the transfer of shares		2 years for 50%		2 years for 50%		2 years for 50%		without restriction		2 years for 50%		without restriction		2 years for 50%		50%: 17/08/15 and 50%: 17/08/18		50%: 17/08/15 and 50%: 17/08/18		50%: 30/09/15 and 50%: 30/09/18		50%: 28/02/16 and 50%: 28/02/19		2 years for 50%		50%: 19/08/16 and 50%: 19/08/19		50%: 24/02/17 and 50%: 24/02/20		2 years for 50%		50%: 27/02/18 and 50%: 27/02/20
	vi weigthed average strike price of the following share groups:
	. outstanding at the beginning of the year	R$	27.59	R$	35.13	R$	40.50		(1)	R$	26.49		(1)	R$	43.02		(1)		(1)		(1)		(1)	R$	42.03		(1)		(1)	R$	31.43		(2) (1)
	. lost during the year		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-
	. exercised during the year		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-
	. expired during the year	R$	28.94		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-
d	fair value of options on the grant date	R$	9.34	R$	7.91	R$	5.17	R$	29.00	R$	3.86	R$	15.17	R$	11.11	R$	30.60	R$	29.53	R$	32.48	R$	29.86	R$	10.02	R$	21.53	R$	29.09	R$	7.11	R$	28.06
e	potential dilution in the case of exercise of all the options granted		0.031%		0.049%		0.049%				0.086%				0.059%								0.078%						0.011%				0.017%

Note:

1. (1) Granting of stock options, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.

2. (2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

      With respect to stock-based compensation scheduled for 2014, see the clarifications in item 13.2.

274

13.7. With respect to the outstanding options of the Board of Directors and Board of Statutory Officers at the end of the previous year, please prepare a table containing:

a	body	Board of Directors
b	number of members (average)	6
	option granting year	2009				2010						2011							2012
c	with respect to options not yet exercised
	i number		574,629		38,673		210,261		3,852		10,947		239,102		22,664		9,779		223,556
	ii date in which the options will become exercisable		01/01/14		03/06/14		01/01/15		8/17/2015		9/30/2015		01/01/16		50%: 2/28/14 and 50%: 2/28/16		50%: 8/19/14 and 50%: 8/19/16		01/01/17
	iii maximum term to exercise options		-		-		12/31/2017		9/30/2015		10/31/2015		12/31/2018		3/31/2016		9/30/2016		12/31/2019
	iv term of restriction to the transfer of shares		2 years for 50%		without restriction		2 years for 50%		50%: 8/17/15 and 50%: 8/17/18		50%: 9/30/15 and 50%: 9/30/18		2 years for 50%		50%: 2/28/16 and 50%: 2/28/19		50%: 8/19/16 and 50%: 8/19/19		2 years for 50%
	v weighted average strike price for the year	R$	27.78		(1)	R$	45.13		(1)		(1)	R$	44.08		(1)		(1)	R$	32.97
	vi fair value of options in the last day of the fiscal year	R$	3.86	R$	15.17	R$	11.11	R$	29.65	R$	31.46	R$	10.02	R$	29.86	R$	21.53	R$	7.11
d	in relation to exercisable options
	i number				538,476
	ii maximum term to exercise options				12/31/2014
	iii term of restriction to the transfer of shares				without restriction
	iv weighted average strike price for the year			R$	32.91
	v fair value of options in the last day of the fiscal year			R$	10.32
	vi fair value of total options in the last day of the fiscal year			R$	5,557,072

Continuation
a	body	Board of Statutory Officers
b	number of members (average)	14
	option granting year	2006		2007		2008		2009				2010						2011						2012				2013
c	with respect to options not yet exercised
	i number								4,200,031		103,524		1,886,752		158,309		362,153		580,601		2,856,191		438,345		477,769		3,162,425	829,729
	ii date in which the options will become exercisable								01/01/14		03/06/14		01/01/15		8/17/2015		9/30/2015		50%: 2/28/14 and 50%: 2/28/16		01/01/16		50%: 8/19/14 and 50%: 8/19/16		50%: 2/24/15 and 50%: 2/24/17		01/01/17	50%: and 2/27/16 50%:and 2/27/18
	iii maximum term to exercise options								12/31/2016		-		12/31/2017		9/30/2015		10/31/2015		3/31/2016		12/31/2018		9/30/2016		3/31/2016		12/31/2019	3/31/2018
	iv term of restriction to the transfer of shares								2 years for 50%		without restriction		2 years for 50%		50%: 8/17/15 and 50%: 8/17/18		50%: 9/30/15 and 50%: 9/30/18		50%: 2/28/16 and 50%: 2/28/19		2 years for 50%		50%: 8/19/16 and 50%: 8/19/19		50%: 2/24/17 and 50%: 2/24/20		2 years for 50%	50%: 2/27/18 and 50%: 2/27/21
	v weighted average strike price for the year							R$	27.78		(1)	R$	45.13		(1)		(1)		(1)	R$	44.08		(1)		(1)	R$	32.97	(1)
	vi fair value of options in the last day of the fiscal year							R$	3.86	R$	15.17	R$	11.11	R$	29.65	R$	31.46	R$	29.86	R$	10.02	R$	21.53	R$	29.09	R$	7.11	R$28.06
d	in relation to exercisable options
	i number		1,546,325		2,455,998		2,457,209
	ii maximum term to exercise options		04/04/14		12/31/2014		12/31/2015
	iii term of restriction to the transfer of shares		2 years for 50%		2 years for 50%		2 years for 50%
	iv weighted average strike price for the year	R$	28.94	R$	36.85	R$	42.49
	v fair value of options in the last day of the fiscal year	R$	9.34	R$	7.91	R$	5.17
	vi fair value of total options in the last day of the fiscal year	R$	14,442,676	R$	19,426,944	R$	12,703,771

Note:

1.	(1) Granting of stock options, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.

2.	The amounts are adjusted by the events occurred in the period (reverse split, bonus, conversion of Unibanco shares to Itaú Unibanco etc.).

3.	As set forth in subitem 13.4, the members of the Issuer's Board of Directors became eligible to the Issuer's stock option plan from 2009 on only. Accordingly, the granting of shares related to the Board of Directors, shown in the table above and related to the prior years, are stock options from the Unibanco Plan (which provided for this possibility) or of the board members who, in the past, were part of the Board of Officers.

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13.8. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing:

2011
a	Body	Board of Statutory Officers
b	Number of members	6
Option granting year		2004		2005		2006		2008
c	With respect to the options exercised, please state:
	i Number of shares		186,312		1,080,375		143,460		18,271
	ii Weighted average strike price	R$	12.83	R$	18.34	R$	27.39		(1)
	iii Total amount of the difference between the strike price and the market value of shares relating to the options exercised:	R$	4,884,722	R$	16,917,323	R$	1,677,426	R$	680,047
d	In relation to the shares delivered, please state:
	i Number of shares		N/A		N/A		N/A		N/A
	ii Weighted average purchase price		N/A		N/A		N/A		N/A
	iii Total amount of the difference between the purchase price and the market value of the shares purchased		N/A		N/A		N/A		N/A

Note:

1.	Granting of stock options under the Unibanco Plan, for which the strike price is a positive covenant, according to the concept explained in item 13.4, "i".

2012
a	Body	Board of Statutory Officers
b	Number of members	4
Option granting year		2006		2007		2009
c	With respect to the options exercised, please inform:
	i Number of shares		775,000		7,561		94,113
	ii Weighted average strike price	R$	28.20		(1)		(1)
	iii Total amount of the difference between the strike price and the market value of shares relating to the options exercised	R$	8,020,000	R$	242,330	R$	3,378,657
d	With respect to the shares delivered, please inform:
	i Number of shares		N/A		N/A		N/A
	ii Weighted average purchase price		N/A		N/A		N/A
	iii Total amount of the difference between the purchase price and the market value of the shares purchased		N/A		N/A		N/A

Note:

1.	Granting of stock options from the Unibanco Plan, for which the strike price is a positive covenant, according to the concept explained in sub-item 13.4, "i".

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2013
a	body	Board of Directors						Board of Statutory Officers
b	number of members	2						8
option granting year		2008		2009		2010		2008		2010
c	with respect to the options exercised, please state:
	i number of shares		132,096		11,000		14,800		20,097		539,150
	ii weigthed average strike price for the year		(1)	R$	31.57		(1)		(1)		(1)
	iii total amount of the difference between the strike price and the market value of shares relating to the options exercised	R$	3,738,474	R$	12,600	R$	455,898	R$	640,181	R$	16,547,379
d	with respect to the shares delivered, please state:
	i number of shares		N/A		N/A		N/A		N/A		N/A
	ii weigthed average purchase price		N/A		N/A		N/A		N/A		N/A
	iii total amount of the difference between the purchase price and the market value of shares purchased		N/A		N/A		N/A		N/A		N/A

Note:

1.	Granting of stock options, which strike price is a positive covenant, according to the concept explained in sub-item 13.4,”i”.

13.9. Give a brief description of the information necessary for understanding the data disclosed in items 13.6 to 13.8, this as an explanation of the pricing model for share and option value, indicating, at least:

a) The pricing model

The Issuer adopts the Binomial model for simple options and the Black-Scholes model for partner options:

•             Binomial pricing model: assumes that there are two possible paths for the performance of asset prices –upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out adopting the “Backward Induction method”, from the knots of the maturity to the starting point.

•             Black & Scholes pricing model: assumes that the pricing of the underlying asset follows a continuous behavior of the Geometric Brownian Movement, with a constant interest rate and volatility through to the maturity of the transaction. That is, the probabilistic distribution of prices of an underlying asset in a future date is log-normal, and therefore, the probabilistic distribution of returns calculated on a continuous basis is composed between two dates.

b) data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, term of the option, dividends expected and risk-free interest rate

The Binomial pricing model used in the simple options plan takes into account, for pricing purposes, the price assumptions relating to the underlying assets, strike price, volatility, dividend return rate, risk-free rate, vesting period and term of the option.

The Black & Scholes pricing model used in the partner options considers the price assumptions regarding the underlying assets, dividend return rate, vesting period and term of the option.

The assumptions used are described as follows:

•             Price of the underlying asset: the share price of the Issuer´s preferred shares (ITUB4) used for the calculation is the closing price at BM&FBOVESPA on the calculation base date;

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•             Exercise price: as the strike price of the option, the strike price previously defined on the option issue is adopted, adjusted by the IGP-M or IPCA variation, according to the series;

•             Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the ITUB4 (Itaú Unibanco Holding preferred share), released by BM&FBOVESPA, adjusted by the IGP-M variation;

•             Dividend rate: is the average annual return rate in the last three (3) years of Paid Dividends, plus the Interest on Capital of the ITUB4 share;

•             Risk-Free Interest Rate: the applied risk-free rate is the IGP-M or IPCA coupon rate, according to the series, at the expiration date of the option plan;

•             Term of the option: the term of the option is set at the time of its issue;

•             Vesting period of the option: the vesting period of the option is set at the time of its Issue.

The economic assumptions used are as follows:

Grant		Vesting period up	Maximum term for the exercise of the	Price of Underlying	Fair	Expected	Risk- Free Interest	Expected
Nº	Date	to	option	Asset	Value	Dividends	Rate	Volatility

Partner Options (*)
18th	02/27/2013	02/27/2016	-	34.66	28.87	2.91%	-	-
18th	02/27/2013	02/27/2018	-	34.66	27.25	2.91%	-	-

* The fair value of partner options is measured based on the fair value of Itaú Unibanco Holding’s shares at the grant date.

c) Method used and assumptions made to absorb the expected early exercise effects

The stock option plan of the Issuer provides for a vesting period for each granted series, from one to seven years, from the time when the option is issued up to the end of the vesting period, which is a period when the exercise of options is not allowed. The vesting period is set at the time when the series of options is issued. From the end of the vesting period, the option can be exercised at any time until the end of the agreement. The option pricing using the Binomial tree takes into consideration the vesting period for the exercise of options.

d) Method to determine expected volatility

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the closing prices of the ITUB4 share, adjusted by the IGP-M variation, according to the series.

e) If any other characteristic of the options was included in its fair value measurement

The historical series is adjusted for splits, bonuses and reverse splits.

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13.10. With respect to the pension plans in effect granted to the members of the board of directors and board of statutory officers, please supply the following information in a table format:

a	body	Board of Directors				Board of Statutory Officers
b	número de membros	1		1		5		3		2
c	Plan name	ITAUBANCO CD (1)		Futuro Inteligente		ITAUBANCO CD (1)		Futuro Inteligente		Flexprev PGBL
d	number of management members that have the conditions necessary for retirement	-		1		2		1		-
e	conditions for early retirement		50 years of age		50 years of age		50 years of age		50 years of age		50 years of age
f	restated amount of contributions accumulated in the pension plan by the end of last year, less the portion relating to contributions made directly by management members	R$	1,326,943	R$	1,295,306	R$	16,017,676	R$	1,636,072	R$	79,185
g	total accumulated amount of contributions made in the previous year, less the portion related to contributions made directly by management members	R$	51,605	R$	129,519	R$	362,394	R$	267,984	R$	69,500
h	whether there is the possibility of early redemption and, if so, what the conditions are		Não		Não		Não		Não		Não

Notes:

1. The number of members of each body (item “b”) corresponds to the number of management members that are active participants of the pension plans.

2. The Defined Contribution pension plan, implemented in 2010 to absorb the participants of the Defined Benefit Supplementary Retirement Plan (PAC), through the adherence of each participant. In the spin-off process, the account balance of each participant was recorded individually.

13.11. In a table, please indicate, for the past three years, with respect the Board of Directors, Board of Statutory Officers, and Fiscal Council:

In view of the ongoing judicial discussion concerning the legal status of this item, the offering of information would construe a violation of the officers’ individual rights. Accordingly, the Issuer will await the judgment from the Superior Justice Court (“STJ”) in connection with the petition for an injunction filed by the Brazilian Institute of Financial Executives (IBEF) Rio de Janeiro against the related disclosure requirement.

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the Issuer

Except for the benefits provided for in the compensation policy, such as the possibility of keeping the health care plan, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement.

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13.13. With respect to the past three years, indicate the percentage of total compensation of each body recognized in the Issuer’s income or loss related to members of the Board of Directors, Board of Statutory Officers or Fiscal Council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter

2011
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	66%	49%	0%

2012
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	80%	45%	0%

2013
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	81%	49%	0%

13.14. With respect to the past three years, please indicate the amounts recognized in the Issuer’s income or loss as compensation to the members of the Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, for any other reason other than the position they hold, this as commissions and consulting or advisory services provided

None.

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13.15. With respect to the past three years, please indicate the amounts recognized in income or loss of the Issuer’s direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the Issuer’s Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, specifying the reason this amounts were paid to these people.

2011 - Compensation received due to the position held in the Issuer				R$
Board of
	Board of	Statutory
	Directors	Officers	Fiscal Council	Total

Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	102,556,262	-	102,556,262
Companies under common control	-	-	-	-

2012 - Compensation received due to the position held in the Issuer				R$
Board of
	Board of	Statutory
	Directors	Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	137,949,478	-	137,949,478
Companies under common control	-	-	-	-

2013 - Compensation received due to the position held in the Issuer				R$
Board of
	Board of	Statutory
	Directors	Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	138,682,032	-	138,682,032
Companies under common control	-	-	-	-

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13.16. Supply other information that the Issuer may deem relevant

The issuer has significant interests in other listed companies. The information on plans to stock-based compensation, imposed by these companies can be found in their respective reference forms.

As disclosed in our financial statements published on February 4, 2014, the amounts paid to key management personnel in the 2013 fiscal year were composed as follows:

Compensation of Key Management Personnel

		R$ million
	01/01 to	01/01 to	01/01 to
	12/31/2013	12/31/2012	12/31/2011

Compensation	278	244	271
Board of Directors	13	8	5
Management members	265	236	266
Profit sharing	259	160	192
Board of Directors	8	2	1
Management members	251	158	191
Contribution to retirement plans	3	8	5
Management members	3	8	5
Stock option plan - Management members	166	163	150
Total	706	575	618

Notes:

1. The “Stock Option Plan – Management Members” represents the value of the share purchase options granted to executives in connection with the Issuer’s Stock Option Plan.

2. It should be emphasized that, in compliance with CMN Resolution No.3,750, through which CPC 05 – Disclosure on Related Parties was adopted, and which was approved by the Committee on Accountancy Pronouncements (Comitê de Pronunciamentos Contábeis - “CPC”) on October 30, 2008, key management personnel are deemed as those “persons who have authority and responsibility for the planning, direction and control over the entity’s activities, either directly or indirectly, including any management member (executive or other) of the entity”. The amount disclosed in our financial statements refers to the compensation of the officers and directors of the Issuer, and of its subsidiaries and affiliates.

3. The exchange effect of the variable compensation paid in shares in the period from January 1 to December 31, 2013 is recorded in Compensation and Profit Sharing, in compliance with the statutory limits set forth in Article 152 of Brazilian Corporate Law.

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ITEM 14 – HUMAN RESOURCES

14.1 Describe the issuer’s human resources, supplying the following information:

a)	Number of employees (total, by groups based on the activity performed and by geographic location).

Employees

The number of employees within the Itaú Unibanco Group decreased from 96,977 in 2012 to 95,696 in 2013. The decrease in the number of employees is explained by the restructuring resulting from the integration of our systems and processes in a single platform, which allowed us to capture synergies between operating structures and to review certain business strategies.

The tables below show the total number of employees for the years ended December 31, 2013, 2012 and 2011, segmented by region (Brazil and abroad) and operating unit:

Employees (Brazil and abroad)

	December 31,			Variation (%)
	2013	2012	2011	2013/2012	2012/2011
Employees (Consolidated)	95,696	96,977	104,542	(1.3)%	(7.2)%
In Brazil	88,783	90,323	98,258	(1.7)%	(8.1)%
Abroad	6,913	6,654	6,284	3.9%	5.9%
Argentina	1,696	1,650	1,566	2.8%	5.4%
Chile	2,542	2,451	2,334	3.7%	5.0%
Uruguay	1,180	1,127	1,099	4.7%	2.5%
Paraguay	731	701	650	4.3%	7.8%
Europe	256	261	213	(1.9)%	22.5%
Other	508	464	422	9.5%	10.0%

Employees (by operating unit)

	December 31,			Variation (%)
	2013	2012	2011	2013/2012	2012/2011
Commercial Bank - Retail	90,427	91,304	95,740	(1.0)%	(4.6)%
Wholesale Bank	2,532	2,848	2,824	(11.1)%	0.8%
Consumer Credit - Retail	2,718	2,781	5,941	(2.3)%	(53.2)%
Activities with the market and corporation	19	44	43	(56.8)%	2.3%
Total	95,696	96,977	104,548	(1.3)%	(7.2)%

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b) We also present the total of outsourced workers, segmented by activity performed and geographical location.

Total outsourced workers (by activity performed)

	December, 31			Variation (%)
Type	2013	2012	2011	2013/2012	2012/2011
Surveillance	13,531	13,863	14,024	-2.4%	-1.1%
Cleaning	4,109	3,831	3,869	7.3%	-1.0%
Maintenance	1,776	1,765	1,759	0.6%	0.3%
IT	3,109	3,670	3,120	-15.3%	17.6%
Mail Room	1,849	1,846	1,849	0.2%	-0.2%
Temporary Labor	2,698	2,958	1,400	-8.8%	111.3%
Legal	43	394	399	-89.1%	-1.3%
Other	1,828	4,403	5,289	-58.5%	-16.8%
Total Itaú Unibanco	28,943	32,730	31,709	-11.6%	3.2%

Total outsourced workers (by geographical location)

	December, 31			Variation (%)
	2013	2012	2011	2013/2012	2012/2011
South	3,561	2,909	3,171	22.4%	-8.3%
Southeast	20,465	24,624	24,606	-16.9%	0.1%
Center-West	1,339	1,267	1,204	5.7%	5.2%
Northeast	2,897	3,584	2,354	-19.2%	52.3%
North	681	346	374	96.8%	-7.5%
Total	28,943	32,730	31,709	-11.6%	3.2%

Note: call center operations are not included; In Temporary Labor are included promoters sale service and human resource service.

c) Turnover rate

For the calculation of turnover, there were considered the following companies: Itaú Unibanco S.A., Hipercard Banco Múltiplo S.A., Itaú Vida e Previdência S.A., Banco Itauleasing S.A., Itaú Unibanco Holding S.A., Megabonus Negócios de Varejo Ltda, Microinvest S/A Soc de Crédito a Microempreendedor, Dibens Leasing S.A. Arrendamento Mercantil. Banco Itaú BMG Consignado S.A., Itaú Soluções Previdenciárias Ltda, Provar Negócios de Varejo Ltda, Luizacred S.A. Sociedade de Cred. Finan. Investimentos, Financeira Itaú CBD C.F. Investimento, Finaustria Ass. Adm. Servs. Crédito Participações S.A., Fina Promoção e Serviços S.A., Banco FIAT S.A., Trishop Promoção e Serviços S.A., FIC Promotora de Vendas Ltda, Itaú Unibanco Financeira S.A. – Credt. FInanc. Invest., Itaú Seguros S.A., Kinea Private Equity Investimentos S.A., Itauseg Saúde S.A., Itaú Unibanco Servs. Proces. Inform. Comerciais Ltda, Kinea Investimentos Ltda, Banco Itaucard S.A, Icarros Ltda, Pro-Imovel Promotora Ltda, Banco Dibens S.A., Marcep Corretagem de Seguros S.A., Banco Credicard S.A., Credicard Promotora de Vendas Ltda, Itaú BMG Gestão de Vendas Ltda.

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Calculation of Turnover Rate: Total Terminations/(Average ((Total employees in the beginning of the period + Total employees at the end of the period)/2) Apprentices, expatriates, disability retirees, officers and interns are disregarded.

d) Issuer’s exposure to labor liabilities and contingencies

In 2013, we and our subsidiaries were not exposed to any labor liabilities or labor contingencies which significantly impacted our results. The pool of labor claims for our subsidiaries in such period comprises labor claims filed by employees, former employees and outsourced service providers.

Unions and former employees have filed labor claims against us, seeking compensation for alleged breaches of employment agreements or rights under the applicable labor law. As of December 31, 2013, there were 57,192 labor claims filed against us.

The main requests in the labor claims filed by our employees and former employees include:

•	Salary differences arising from the application of the 30 working hours per week limit, provided for in Article 224 of the Brazilian Labor Laws Consolidation (CLT), that benefits bank employees whose function does not require special trust from the employer;
•	Salary differences arising from overtime not duly registered in the internal systems;
•	Claims with respect to the method to establish the overtime work pay; and
•	Salary parity.

Labor class actions filed against us mainly relate to the continuation of health care plans, safety rules and strikes. We are also defendants in connection with labor claims filed by the labor prosecution office regarding union classification, outsourcing, occupational diseases, health and safety and compliance with the minimum quotas of disabled personnel. In the fiscal year ended December 31, 2013, we paid approximately R$1,270,249 thousand in settlements with former employees and rulings imposed by labor courts.

Regarding labor claims filed by outsourced service providers, they generally involve allegations of subsidiary liability of the companies within our group.

14.2. Comment on any relevant change having occurred with respect to the figures disclosed in item 14.1 above

For turnover, we changed the historical data on this information since only bank employees were considered before and, in this issue, bank and non-bank employees are being considered.

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14.3. Describe the issuer’s employee compensation policies, stating:

a) Salary and variable compensation policy

Regarding their policy on fixed and variable compensation, the Issuer and its subsidiaries have adopted market parameters and a compensation strategy according to the business area in which each employee works. This alignment is measured periodically through the commissioning of salary surveys from specialized consultancies, participation in surveys conducted by other banks, as well as participation in specialized forums on this subject.

The Fixed compensation seeks to acknowledge the complexity and maturity of the employee in relation to their scope of work/duties. Employees have their fixed compensation changed according to the policy on promotion and merit, which takes into consideration the seniority of the employee and their performance when carrying out their duties.

The variable compensation, in turn, acknowledges the level of dedication, the results achieved and short, medium and long-term sustainability.

In addition, employees have salary adjustments and are entitled to profit sharing, established in Collective Bargaining Agreements, signed between the unions of the categories that represent the employees.

b) Benefit policy

The Issuer and its subsidiaries provide several benefits established in the Collective Bargaining Agreements with each unions of the many categories of employees, the conditions of which are defined in these documents (allowances for meals, nursery/nanny care for children, transportation, etc.). There are also additional and differentiated benefits, such as: (i) medical and dental care plan, (ii) private pension plan, (iii) group life insurance, (iv) psychosocial services, and (v) differentiated treatment in the use of banking products and services.

Other benefits are given to the employees of the Issuer and its subsidiaries through entities that are part of the Itaú Unibanco Conglomerate, such as Fundação Itaú Unibanco Clube and Instituto Assistencial Pedro di Perna.

c) Characteristics of the stock-based profit sharing plans to non-management employees, identifying:

As mentioned in item 13.1, on September 6, 2011, the Issuer was authorized by the CVM to privately transfer its own treasury shares to its executives and the executives of its subsidiaries. For the latter, the shares should be transferred directly and/or through its subsidiaries, with the proposal being conditional on the approval by the Issuer’s Stockholders’ Meeting, which was authorized at the Extraordinary Stockholders’ Meeting held on April 20, 2012.

One of the components of the calculation of profit sharing with the employees in the management and superintendent positions who stood out is the payment of an additional percentage to their variable compensation through the granting of preference shares of the Issuer (ITUB4) on a deferred basis.

In addition to the profit sharing, it is important to highlight that the Issuer has a stock option plan (“Plan”) that, in accordance with the case law in place in Brazil, is not compensatory in nature. Without prejudice and for simple information purposes, the provisions of the Issuer’s Plan were included in sub-item 13.4, as well as in this item 14.3 “c”.

I - Groups of beneficiaries

For the purpose of profit sharing, the beneficiaries are the employees of the Issuer and its subsidiaries in the management and superintendent positions.

286

Options granted within the Issuer’s Plan described in sub-item 13.4 may be allocated to eligible employees of the Issuer and its subsidiaries, as described in item 13.4 “a”.

II - Exercise conditions

For the purpose of the Differentiated Performance Program, the employees of the Issuer and its subsidiaries in management and superintendent positions must have stood out and/or distinguished themselves in the performance evaluation as determined in the policy considering the differences of each position level.

For the purpose of the Plan, the employee of the Issuer and/or subsidiaries must be highly qualified or with great potential or performance.

III - Exercise prices

For the purpose of the Differentiated Performance Program, the share price takes into consideration the average market price of the share.

For the purpose of the Plan, see sub-item “i” of item 13.4.

IV - Exercise terms

For the purpose of profit sharing, the exercise terms are determined in the program and approved by the Collective Bargaining Agreements.

For the purpose of the Plan, see sub-item “j” of item 13.4.

V - Number of shares committed by the plan

For the total shares to be used for purposes of the Differentiated Performance Program and the Plan, for the employees as well as for the management members of the Issuer and/or its subsidiaries, see sub-item “f” of item 13.4.

287

14.4. Describe the relations between the issuer and unions

The relationship of the Itaú Unibanco Conglomerate with the unions that represent its employees is developed in a structured and transparent way, which guarantees unions’ freedom, protects the right to belong to a union, and gives priority to collective bargaining in matters of common interest.

Itaú Unibanco guarantees that union member employees will not suffer discrimination on the grounds of their union affiliation or due to their taking part in union activities outside of working hours or in this period, provided that this is previously authorized by the employer

Itaú Unibanco provides the unions with the option to run union affiliation campaigns in all of its units, as well as respecting and recognizing the prerogatives of employees elected to management positions in the unions that represent them by treating them similarly, irrespective of their political affiliation or membership of any union federation.

All of Itaú Unibanco’s employees are supported by Collective Bargaining Agreements that ensure additional rights supplementary to those provided for in the Brazilian labor legislation in force, and these are applied by the company as a minimum level of rights.

The respect for these principles reinforces the Itaú Unibanco Conglomerate’s commitment to always search for a balance in the relationship and find solutions to conflicts involving the interests of their employees and the unions representing them, without losing focus on the bottom line of the business and the value added to the shareholders

288

ITEM 15. CONTROLLING SHAREHOLDERS

15.1 - Identify the controlling shareholders or group of shareholders

15.2 – Identify the shareholders or groups of shareholders that act together or that represent the same interest, with an ownership interest equal to or higher than 5% in the same class or type of shares

BASE DATE December 31, 2013

Itaú Unibanco Holding S.A.	Common shares	%	Preferred shares	%	Total/Date of last change	%
IUPAR - Itaú Unibanco Participaçőes S.A.	1,284,289,710	51.000000	0	-	1,284,289,710	25.542604
Nationality: Brazilian-SP					04/19/2013
CNPJ 04.676.564/0001-08
Itaúsa - Investimentos Itaú S.A.	973,657,190	38.664577	84,810	0.003379	973,742,000	19.366274
Nationality: Brazilian-SP					04/19/2013
CNPJ 61.532.644/0001-15
BlackRock Inc.	-	-	175,269,270	6.983355	175,269,270	3.485844
Nationality: American					04/19/2013
Treasury shares - Date of last change: 04/30/2014	2,310	0.000092	57,872,305	2.305840	57,874,615	1.151040
Other	260,265,830	10.335331	2,276,588,285	90.707426	2,536,854,115	50.454238
Total	2,518,215,040	100.000000	2,509,814,670	100.000000	5,028,029,710	100.000000

IUPAR - Itaú Unibanco Participaçőes S.A.	Common shares	%	Preferred shares	%	Total/Date of last change	%
Itaúsa - Investimentos Itaú SA.	355,227,092	50.000000	350,942,273	100.000000	706,169,365	66.532101
Nationality: Brazilian-SP					02/27/2009
CNPJ 61.532.644/0001-15
Companhia. E. Johnston de Participaçőes	355,227,092	50.000000			355,227,092	33.467899
Nationality: Brazilian-SP					02/27/2009
CNPJ 04.679.283/0001-09
Total	710,454,184	100.000000	350,942,273	100.000000	1,061,396,457	100.000000

289

Companhia E. Johnston de Participaçőes	Common shares	%	Preferred shares	%	Total	%
Fernando Roberto Moreira Salles	400	25.000000	800	25.000000	1,200	25.000000
Nationality: Brazilian-SP
CPF 002.938.068-53
João Moreira Salles	400	25.000000	800	25.000000	1,200	25.000000
Nationality: Brazilian-SP
CPF 667.197.397-00
Pedro Moreira Salles	400	25.000000	800	25.000000	1,200	25.000000
Nationality: Brazilian-SP
CPF 551.222.567-72
Walther Moreira Salles Junior	400	25.000000	800	25.000000	1,200	25.000000
Nationality: Brazilian-SP
CPF 406.935.467-00
Total	1,600	100.000000	3,200	100.000000	4,800	100.000000

Itaúsa - Investimentos Itaú S.A.	Common shares	%	Preferred shares	%	Total/Date of last change	%
Companhia ESA	71,275,378	3.029870	12,098	0.000322	71,287,476	1.166709
Nationality: Brazilian-SP					05/02/2014
CNPJ 52.117.397/0001-08
Fundação Itaú Social	265,549,570	11.288339	5,577,776	0.148435	271,127,346	4.437339
Nationality: Brazilian-SP					05/02/2014
CNPJ 59.573.030/0001-30
Fundação Petrobrás de Seguridade Social – PETROS	352,863,556	15.000000	-	-	352,863,556	5.775054
Nationality: Brazilian-SP					05/02/2014
CNPJ 34.053.942/0001-50
O. E. Setubal S.A.	6	0.000001	-	-	6	0.000001
Nationality: Brazilian-SP					10/19/2010
CNPJ 61.074.456/0001-90
Rudric ITH S.A.	182,066,062	7.739510	118,643,827	3.157344	300,709,889	4.921494
Nationality: Brazilian					05/02/2014
CNPJ 67.569.061/0001-45

290

Alfredo Egydio Arruda Villela Filho	278,822,933	11.852581	153,189,147	4.076662	432,012,080	7.070419
Nationality: Brazilian-SP					05/02/2014
CPF 066.530.838-88
Alfredo Egydio Nugent Setubal	1,576	0.000067	-	-	1,576	0.000026
Nationality: Brazilian-SP
CPF 407.919.708-09
Ana Lucia de Mattos Barreto Villela	278,822,933	11.852581	142,671,535	3.796768	421,494,468	6.898285
Nationality: Brazilian-SP					05/02/2014
CPF 066.530.828-06
Ricardo Villela Marino	49,446,921	2.101956	29,960,308	0.797302	79,407,229	1.299599
Nationality: Brazilian-SP					05/02/2014
CPF 252.398.288-90
Rodolfo Villela Marino	49,488,346	2.103717	30,020,480	0.798904	79,508,826	1.301262
Nationality: Brazilian-SP					05/02/2014
CPF 271.943.018-81
Paulo Setubal Neto	89,015,540	3.783993	20,893,185	0.556008	109,908,725	1.798794
Nationality: Brazilian-SP					05/02/2014
CPF 638.097.888-72
Carolina Marinho Lutz Setubal	1,576	0.000067	-	-	1,576	0.000026
Nationality: Brazilian-SP					05/02/2014
CPF 077.540.228-18
Julia Guidon Setubal	1,576	0.000067	-	-	1,576	0.000026
Nationality: Brazilian-SP
CPF 336.694.358-08
Paulo Egydio Setubal	1,576	0.000067	-	-	1,576	0.000026
Nationality: Brazilian-SP					05/02/2014
CPF 336.694.318-10
Maria Alice Setubal	48,382,614	2.056713	30,474,008	0.810973	78,856,622	1.290587
Nationality: Brazilian-SP					05/02/2014
CPF 570.405.408-00
Fernando Setubal Souza e Silva	1,576	0.000067	307,098	0.008172	308,674	0.005052
Nationality: Brazilian-SP					05/02/2014
CPF 311.798.878-59
Guilherme Setubal Souza e Silva	1,576	0.000067	78,833	0.002098	80,409	0.001316
Nationality: Brazilian-SP					05/02/2014
CPF 269.253.728-92

291

Tide Setubal Souza e Silva Nogueira	1,576	0.000067	501,705	0.013351	503,281	0.008237
Nationality: Brazilian-SP					05/02/2014
CPF 296.682.978-81
Olavo Egydio Setubal Junior	78,791,106	3.349359	22,591,423	0.601202	101,382,529	1.659252
Nationality: Brazilian-SP					05/02/2014
CPF 006.447.048-29
Bruno Rizzo Setubal	1,576	0.000067	-	-	1,576	0.000026
Nationality: Brazilian-SP					05/02/2014
CPF 299.133.368-56
Camila Setubal Lenz Cesar	1,576	0.000067	1,573	0.000042	3,149	0.000052
Nationality: Brazilian-SP					05/02/2014
CPF 350.572.098-41
Luiza Rizzo Setubal Kairalla	1,576	0.000067	6,404	0.000170	7,980	0.000131
Nationality: Brazilian-SP					05/02/2014
CPF 323.461.948-40
Roberto Egydio Setubal	78,485,199	3.336355	25,391,018	0.675705	103,876,217	1.700064
Nationality: Brazilian-SP					05/02/2014
CPF 007.738.228-52
Mariana Lucas Setubal	1,576	0.000067	-	-	1,576	0.000026
Nationality: Brazilian-SP					05/02/2014
CPF 227.809.998-10
Paula Lucas Setubal	1,576	0.000067	-	-	1,576	0.000026
Nationality: Brazilian-SP					05/02/2014
CPF 295.243.528-69
Jose Luiz Egydio Setubal	78,090,195	3.319563	20,516,585	0.545986	98,606,780	1.613824
Nationality: Brazilian-SP					05/02/2014
CPF 011.785.508-18
Beatriz de Mattos Setubal da Fonseca	1,576	0.000067	-	-	1,576	0.000026
Nationality: Brazilian-SP					05/02/2014
CPF 316.394.318-70
Gabriel de Mattos Setubal	1,576	0.000067	-	-	1,576	0.000026
Nationality: Brazilian-SP					05/02/2014
CPF 348.338.808-73

292

Olavo Egydio Mutarelli Setubal	1,576	0.000067	-	-	1,576	0.000026
Nationality: Brazilian-SE					05/02/2014
CPF 394.635.348-73
Alfredo Egydio Setubal	78,126,400	3.321102	21,890,077	0.582538	100,016,477	1.636895
Nationality: Brazilian-SP					05/02/2014
CPF 014.414.218-07
Marina Nugent Setubal	1,576	0.000067	-	-	1,576	0.000026
Nationality: Brazilian-SP					05/02/2014
CPF 384.422.518-80
Ricardo Egydio Setubal	78,091,776	3.319631	22,510,270	0.599042	100,602,046	1.646479
Nationality: Brazilian-SP					05/02/2014
CPF 033.033.518-99
Marcelo Ribeiro do Valle Setubal	1,576	0.000067	37,697	0.001003	39,273	0.000643
Nationality: Brazilian-SP					05/02/2014
CPF: 230.936.378-21
Patricia Ribeiro do Valle Setubal	1,576	0.000067	37,697	0.001003	39,273	0.000643
Nationality: Brazilian-SP					05/02/2014
CPF 230.936.328-62
Rodrigo Ribeiro do Valle Setubal	-	-	37,697	0.001003	37,697	0.000617
Nationality: Brazilian-SP					05/02/2014
CPF 230.936.298-02
Other	295,076,804	12.543523	3,111,039,838	82.790839	3,406,116,642	55.745363

Treasury Shares	-	-	1,320,000	0.035128	1,320,000	0.021603

Total	2,352,423,707	100.000000	3,757,710,279	100.000000	6,110,133,986	100.000000

293

Companhia ESA	Common shares	%	Total/Date of last change	%
O. E. Setubal S.A.	6	0.000001	6	0.000001
Nationality: Brazilian-SP			10/19/2010
CNPJ 61.074.456/0001-90
Alfredo Egydio Arruda Villela Filho	278,822,933	20.386578	278,822,933	20.386578
Nationality: Brazilian-SP			04/30/2014
CPF 066.530.838-88
Ana Lucia de Mattos Barreto Villela	278,822,933	20.386578	278,822,933	20.386578
Nationality: Brazilian-SP			04/30/2014
CPF 066.530.828-06
Ricardo Villela Marino	49,446,921	3,616901	49,446,921	3,616901
Nationality: Brazilian-SP			04/30/2014
CPF 252.398.288-90
Rodolfo Villela Marino	49,488,346	3.618418	49,488,346	3.618418
Nationality: Brazilian-SP			04/30/2014
CPF 271.943.018-81
Paulo Setubal Neto	89,015,540	6.508511	89,015,540	6.508511
Nationality: Brazilian-SP			04/30/2014
CPF 638.097.888-72
Carolina Marinho Lutz Setubal	1,576	0.000115	1,576	0.000115
Nationality: Brazilian-SP			04/30/2014
CPF 077.540.228-18
Julia Guidon Setubal	1,576	0.000115	1,576	0.000115
Nationality: Brazilian-SP			04/30/2014
CPF 336.694.358-08
Paulo Egydio Setubal	1,576	0.000115	1,576	0.000115
Nationality: Brazilian-SP			04/30/2014
CPF 336.694.318-10
Maria Alice Setubal	48,382,614	3.537571	48,382,614	3.537571
Nationality: Brazilian-SP			06/28/2013
CPF 570.405.408-00
Fernando Setubal Souza e Silva	1,576	0.000115	1,576	0.000115
Nationality: Brazilian-SP			04/30/2014
CPF 311.798.878-59
Guilherme Setubal Souza e Silva	1,576	0.000115	1,576	0.000115

294

Tide Setubal Souza e Silva Nogueira	1,576	0.000115	1,576	0.000115
Nationality: Brazilian-SP			04/30/2014
CPF 296.682.978-81
Olavo Egydio Setubal Junior	78,791,106	5.760935	78,791,106	5.760935
Nationality: Brazilian-SP			04/30/2014
CPF 006.447.048-29
Bruno Rizzo Setubal	1,576	0.000115	1,576	0.000115
Nationality: Brazilian-SP			04/30/2014
CPF 299.133.368-56
Camila Setubal Lenz Cesar	1,576	0.000115	1,576	0.000115
Nationality: Brazilian-SP			04/30/2014
CPF 350.572.098-41
Luiza Rizzo Setubal Kairalla	1,576	0.000115	1,576	0.000115
Nationality: Brazilian-SP			04/30/2014
CPF 323.461.948-40
Roberto Egydio Setubal	78,485,199	5.738568	78,485,199	5.738568
Nationality: Brazilian-SP			04/30/2014
CPF 007.738.228-52
Mariana Lucas Setubal	1,576	0.000115	1,576	0.000115
Nationality: Brazilian-SP			04/30/2014
CPF 227.809.998-10
Paula Lucas Setubal	1,576	0.000115	1,576	0.000115
Nationality: Brazilian-SP			04/30/2014
CPF 295.243.528-69
Jose Luiz Egydio Setubal	78,090,195	5.709687	78,090,195	5.709687
Nationality: Brazilian-SP			04/30/2014
CPF 011.785.508-18
Beatriz de Mattos Setubal da Fonseca	1,576	0.000115	1,576	0.000115
Nationality: Brazilian-SP			04/30/2014
CPF 316.394.318-70

295

Gabriel de Mattos Setubal	1,576	0.000115	1,576	0.000115
Nationality: Brazilian-SP			04/30/2014
CPF 348.338.808-73
Alfredo Egydio Setubal	78,126,400	5.712334	78,126,400	5.712334
Nationality: Brazilian-SP			04/30/2014
CPF 014.414.218-07
Alfredo Egydio Nugent Setubal	1,576	0.000115	1,576	0.000115
Nationality: Brazilian-SP			04/30/2014
CPF 407.919.708-09
Marina Nugent Setubal	1,576	0.000115	1,576	0.000115
Nationality: Brazilian-SP			04/30/2014
CPF 384.422.518-80
Ricardo Egydio Setubal	78,091,776	5.709803	78,091,776	5.709803
Nationality: Brazilian-SP			04/30/2014
CPF 033.033.518-99
Olavo Egydio Mutarelli Setubal	1,576	0.000115	1,576	0.000115
Nationality: Brazilian			04/30/2014
CPF 394.635.348-73
Rudric ITH S.A.	182,066,062	13.312045	182,066,062	13.312045
Nationality: Brazilian			04/30/2014
CNPJ 67.569.061/0001-45
Marcelo Ribeiro do Valle Setubal	1,576	0.000115	1,576	0.000115
Nationality: Brazilian			04/30/2014
CPF 230.936.378-21
Patricia Ribeiro do Valle Setubal	1,576	0.000115	1,576	0.000115
Nationality: Brazilian			04/30/2014
CPF 230.936.328-62
Total	1,367,658,399	100.000000	1,367,658,399	100.000000

296

O. E. Setubal S.A.	Common shares	%	Total	%
Paulo Setubal Neto	100,000	14.285715	100,000	14.285715
Nationality: Brazilian-SP			01/05/2012
CPF 638.097.888-72
Maria Alice Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian-SP			01/05/2012
CPF 570.405.408-00
Olavo Egydio Setubal Junior	100,000	14.285714	100,000	14.285714
Nationality: Brazilian-SP			01/05/2012
CPF 006.447.048-29
Roberto Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian-SP			01/05/2012
CPF 007.738.228-52
Jose Luiz Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian-SP			01/05/2012
CPF 011.785.508-18
Alfredo Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian-SP			01/05/2012
CPF 014.414.218-07
Ricardo Egydio Setubal	100,000	14.285715	100,000	14.285715
Nationality: Brazilian-SP			01/05/2012
CPF 033.033.518-99
Total	700,000	100.000000	700,000	100.000000

Rudric ITH S.A.	Common shares	%	Total	%
Maria de Lourdes Egydio Villela	859,592,758	99.999942	859,592,758	99.999942
Nationality: Brazilian-SP			04/30/2014
CPF 007.446.978-91
Ricardo Villela Marino	250	0.000029	250	0.000029
Nationality: Brazilian-SP			12/31/2012
CPF 252.398.288-90
Rodolfo Villela Marino	250	0.000029	250	0.000029
Nationality: Brazilian-SP			12/31/2012
CPF 271.943.018-81
Total	859.593.258	100.000000	859.593.258	100.000000

297

15.3 – Distribution of Capital

Date of last stockholders’ meeting/Date of last change	04/23/2014
Number of individual shareholders	84,527
Number of corporate shareholders	11,845
Number of institutional investors	888

Outstanding shares

Outstanding shares, corresponding to all of the Issuer’s shares except for those held by the parent company, the people related to it, management members of the Issuer and for the treasury shares.

Number of common shares (units)	237,191,582	9.419
Number of preferred shares (units)	2,426,199,142	96.668
Total	2,663,390,724	52.971

15.4. Should the issuer wish, please insert a flowchart of the issuer’s shareholders, identifying all direct and indirect parent companies, as well as the shareholders who have an interest equal to or higher than 5% in a class or type of shares, provided that it is compatible with the information presented in items 15.1 and 15.2.

None.

15.5. With respect to any shareholders’ agreement filed at the issuer’s head office or to which the parent company is a party that regulates the exercise of the voting right or the transfer of shares issued by the Issuer, please indicate:

a) parties

Itaúsa (controlled by Egydio de Souza Aranha family) and Cia. E. Johnston (owned by the Moreira Salles family) have a shareholders’ agreement to govern their relationships to IUPAR, Itaú Unibanco Holding and their subsidiaries.

b) date of execution

c) term of effectiveness

The shareholders’ agreement is in effect for a period of twenty (20) years from January 27, 2009 and may be automatically renewed for successive periods of ten (10) years, unless any shareholder requests otherwise, in writing, at least one year prior to the end of each effectiveness period.

d) description of the clauses related to the exercise of the voting right and control power

e) description of the clauses related to the appointment of management members

The Board of Directors of IUPAR is composed of four (4) members, two (2) of whom appointed by Itaúsa and two (2) by Cia. E. Johnston, and the Executive Board is composed of four (4) members, two (2) of whom appointed by Itaúsa and two (2) by Cia. E. Johnston. The Board of Directors of Itaú Unibanco Holding is composed of a minimum of ten (10) and a maximum of fourteen (14) members. Currently, the Board of Directors comprises twelve (12) members, six (6) jointly appointed by Itaúsa and Cia. E. Johnston and two (2) appointed by Itaúsa, due to its direct interest in our capital stock.

f) description of the clauses related to the transfer of shares and the preemptive right to purchase them

The shares issued by IUPAR and held by Itaúsa and Cia. E. Johnston cannot be transferred until November 3, 2018. After this period, if one of the parties decides to transfer the shares of IUPAR it holds, the other party may opt to (i) exercise the preemptive rights and purchase the shares, or (ii) exercise the tag-along right under the same terms and conditions, or (iii) waive both preemptive and tag-along rights. Itaúsa may, through its own free will, transfer the shares of Itaú Unibanco Holding that it directly owns. Finally, if the parties decide to jointly transfer the totality of their shares of IUPAR, Itaúsa may exercise its tag-along right in order to include all or a portion of the shares of Itaú Unibanco Holding that it directly owns.

298

g) description of the clauses that restrict or condition the voting rights of the members of the Board of Directors

The members of the Board of Directors appointed by Itaúsa and IUPAR vote together.

15.6. Indicate relevant changes in the ownership interests of the issuer’s control group and management members.

None.

15.7. Supply other information that the issuer may deem relevant.

The number of individual and corporate shareholders and institutional investors stated in item 15.3 hereof refers to the April 15, 2014 base date

The number of outstanding shares informed in item 15.3 hereof refers to the December 31, 2013 base date

299

ITEM 16 - TRANSACTIONS WITH RELATED PARTIES

16.1. Describe the issuer’s rules, policies and practices regarding the carrying out of transactions with related parties, as determined by the accounting rules that address this matter.

The transactions carried out between related parties are disclosed in compliance with CVM Resolution No. 642, October 7, 2010, and CMN Resolution No. 3.750, of June 30, 2009. These transactions are carried out at amounts, terms and average rates that are usual in the market, in effect on the respective dates, and at arm’s length conditions.

On October 22, 2012, our Board of Directors approved the Policy on Transactions with Related Parties. The definition of a related party is included in this policy and comprises controlling shareholders and subsidiaries, and those under common control with Itaú Unibanco Holding S.A., as well as its members of the Board of Directors and officers, certain relatives of these persons and any companies directly or indirectly controlled by these persons. Our Policy on Transactions with Related Parties establish that any transactions involving related parties should be carried out transparently and on arm’s length terms, in compliance with the other practices adopted by the management of Itaú Unibanco Holding S.A. (such as the guidelines of our Code of Ethics). The transactions should also be carried out in writing and be clearly disclosed in the financial statements of Itaú Unibanco, in accordance with the materiality criteria established by the accounting standards.

Any operations that reach, in one agreement or successive agreements or agreements for the same purpose, within one year, an amount equal to or higher than R$ 1,000,000.00, defined as a Significant Amount (except for those carried out between wholly-owned companies, either directly or indirectly, by Itaú Unibanco Holding S.A.), are analyzed by our Ethics Superintendency and Ombudsman and reported on a quarterly basis to the Board of Directors. Any operations that reach, in one agreement or successive agreements or agreements for the same purpose, within one year, an amount equal to or higher than 0.1% of our stockholders’ equity, defined as a Relevant Amount (except for those carried out between wholly-owned companies, either directly or indirectly, by Itaú Unibanco Holding S.A.), should be previously analyzed by an ad hoc committee composed of two independent members of our Board of Directors and one member of our Audit Committee, and subsequently submitted for the approval of our Board of Directors.

These transactions are eliminated from the consolidated financial statements and also consider the absence of risk.

The unconsolidated related parties are as follow:

•	Itaú Unibanco Participações S.A. (IUPAR) and Itaúsa, controlling shareholders of Itaú Unibanco Holding;

•	The non-financial subsidiaries of ITAÚSA, particularly Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco – Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev – Previdência Complementar and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed private pension companies that manage supplementary retirement plans sponsored by Itaú Unibanco Holding and/or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Clube “A”, entities maintained by Itaú Unibanco and subsidiaries to operate in their respective areas of interest;

•	The investments in Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and MCC Securities Inc.

300

16.2. Describe, with respect to transactions with related parties that, according to the accounting rules, should be disclosed in the issuer’s individual or consolidated financial statements and that have been entered into in the past three years or that are in effect in the current year:

a) Name of the related parties

•	Itaúsa Investimentos Itaú S.A. – Parent company

•	Itaú Unibanco S.A. – Subsidiary

•	Grand Cayman Branch - Subsidiary

•	Itaú Corretora de Valores S.A. - Subsidiary

•	Duratex S.A. – Non-financial subsidiary of Itaúsa, main controlling shareholder of Itaú Unibanco Holding

•	Itaúsa Empreendimentos S.A. – Non-financial subsidiary of Itaúsa, main controlling shareholder of Itaú Unibanco Holding

•	ITH Zux Cayman Company Ltd. – Non-financial subsidiary of Itaúsa, main controlling shareholder of Itaú Unibanco Holding

•	Itaú Gestão de Ativos S.A. – Non-financial subsidiary of Itaúsa, main controlling shareholder of Itaú Unibanco Holding

•	Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, Luizacred S.A. Soc. Créd. Financiamento Investimento, FAI Financeira Americanas Itaú S.A. Crédito, Financiamento Investimento, FIC Promotora de Vendas Ltda. – Entities under common control

•	Porto Seguro S.A. - Affiliated Company

•	Elekeiroz S.A. – Non-financial subsidiary of Itaúsa, main controlling shareholder of Itaú Unibanco Holding

•	Itautec S.A. – Non-financial subsidiary of Itaúsa, main controlling shareholder of Itaú Unibanco Holding

•	UBB Prev - Previdência Complementar – Closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding

•	Fundação Banorte Manuel Baptista da Silva Seguridade Social – Closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding

•	Fundação Itaú Unibanco – Previdência Complementar – Closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding

•	FUNBEP – Fundo de Pensão Multipatrocinado – Closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding

•	Instituto Itaú Cultural – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest

•	Fundação Itaú Social – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest

•	Instituto Unibanco de Cinema – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest

•	Associação Clube “A” – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest

301

b) Relationship of the parties with the issuer

See items a) and e).

c) Date of transaction

See item e).

d) Subject matter of the agreement

•	Interbank Investments

•	Securities

•	Interbank Deposits

•	Repurchase Agreements

•	Donations for investments in social projects according to Law No. 8,313/91, Art.26

•	Rental for the Use of Common Structure

•	Data Processing: Specialized Technical Assistance and Maintenance of Equipment

•	Agreement for the Apportionment of Common Costs due to the use of the common structure

e) Amount involved in the transaction

Parent Company											R$ million
Name of the Related Party	Relationship of the party with the issuer	Transaction date	Subject matter of the agreement	Amount involved in the transaction	Existing balance	Result	Duration (Due date)	Corresponding amount of such related party in the transaction, if it can be determined	Related guarantees and insurance policies	This relationship is a loan or another type of debt	Nature of and reasons for the transaction
Itaú Unibanco S.A.	Subsidiary	03/30/2012	Interbank Investments	31,073.42	31,073.42	2,531.56	12/13/2032	Not applicable	Not applicable	Not applicable	Investment
Grand Cayman Branch	Subsidiary	04/15/2010	Interbank Investments	6,994.12	6,994.12	417.30	04/15/2020	Not applicable	Not applicable	Not applicable	Investment
Grand Cayman Branch	Subsidiary	01/24/2012	Securities	11,942.58	11,942.58	599.79	05/13/2023	Not applicable	Not applicable	Not applicable	Investment
Itaú Unibanco S.A.	Subsidiary	03/25/2013	Deposits	(106.54)	(106.54)	(6.54)	03/20/2014	Not applicable	Not applicable	Not applicable	Deposits
Itaú Corretora de Valores S.A.	Subsidiary	1/1/2013	Provision of Services	(0.27)	(0.27)	(3.16)	12/31/2013	Not applicable	Not applicable	Not applicable	Provision of Services

Consolidated											R$ million
Name of the Related Party	Relationship of the party with the issuer	Transaction date	Subject matter of the agreement	Amount involved in the transaction	Existing balance	Result	Duration (Due date)	Corresponding amount of such related party in the transaction, if it can be determined	Related guarantees and insurance policies	This relationship is a loan or another type of debt	Nature of and reasons for the transaction
Duratex S.A.	Non-financial Subsidiary of ITAÚSA	01/012013	Deposits	(1.09)	(1.09)	-	12/31/2013	Not applicable	Not applicable	Not applicable	Funding
Itaúsa Empreendimentos S.A.	Non-financial Subsidiary of ITAÚSA	12/30/2013	Repurchase Agreement	(65.99)	(65.99)	-	2/1/2014	Not applicable	Not applicable	Not applicable	Funding
Duratex S.A.	Non-financial Subsidiary of ITAÚSA	08/29/2012	Repurchase Agreement	(180.10)	(180.10)	(10.35)	1/6/2021	Not applicable	Not applicable	Not applicable	Funding
Elekeiroz S.A.	Non-financial Subsidiary of ITAÚSA	11/27/2012	Repurchase Agreement	(36.25)	(36.25)	(1.75)	1/10/2024	Not applicable	Not applicable	Not applicable	Funding
Itautec S.A.	Non-financial Subsidiary of ITAÚSA	12/30/2013	Repurchase Agreement	(4.19)	(4.19)	(1.78)	2/1/2014	Not applicable	Not applicable	Not applicable	Funding
Fundação Itaú Unibanco - Previdência Complementar	Closed Private Pension Entity	1/1/2013	Amounts Receivable from Related Companies	(5.58)	(5.58)	33.09	12/31/2013	Not applicable	Not applicable	Not applicable	Provision of Services
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	Closed Private Pension Entity	1/1/2013	Amounts Payable to Related Companies	(75.75)	(75.75)	-	12/31/2013	Not applicable	Not applicable	Not applicable	Provision of Services
Itaúsa Investimentos Itaú S.A.	Parent Company	1/1/2013	Provision of Services	0.10	0.10	-	12/31/2013	Not applicable	Not applicable	Not applicable	Provision of Services
FUNBEP - Fundo de Pensão Multipatrocinado	Closed Private Pension Entity	1/1/2013	Provision of Services	0.26	0.26	5.31	12/31/2013	Not applicable	Not applicable	Not applicable	Provision of Services
Fundação Bemgeprev	Closed Private Pension Entity	1/1/2013	Provision of Services	0.02	0.02		12/31/2013
Itaúsa Investimentos Itaú S.A.	Parent Company	1/1/2013	Rental Expenses	-	-	(1.50)	12/31/2013
Fundação Itaubanco	Closed Private Pension Entity	1/1/2013	Rental Expenses	-	-	(36.79)	12/31/2013	Not applicable	Not applicable	Not applicable	Rental for the Use of Common Structure
FUNBEP - Fundo de Pensão Multipatrocinado	Closed Private Pension Entity	1/1/2013	Rental Expenses	-	-	(9.59)	12/31/2013	Not applicable	Not applicable	Not applicable	Rental for the Use of Common Structure
Instituto Itaú Cultural	Non-Profit Entity	1/1/2013	Expenses with Donations	-	-	(72.00)	12/31/2013	Not applicable	Not applicable	Not applicable	Donations for Investments in Social Projects
Associação Clube "A"	Non-Profit Entity	1/1/2013	Expenses with Donations	-	-	(1.31)	12/31/2013	Not applicable	Not applicable	Not applicable	Donations for Investments in Social Projects
Itautec S.A.	Non-financial Subsidiary of ITAÚSA	1/1/2013	Data Processing Expenses	-	-	(267.71)	12/31/2013	Not applicable	Not applicable	Not applicable	Specialized Technical Assistance and Maintenance of Equipment
Itaú Unibanco S.A. and Itaú BBA S.A.	Subsidiaries	1/1/2013	Agreement for the Apportionment of Common Costs	-	-	(5.00)	12/31/2013	Not applicable	Not applicable	Not applicable	Use of Common Structure

f) Existing balance

See item e).

g) Amount corresponding to the interest of the related party in the transaction, if it can be calculated

None.

302

h) Related guarantees and insurance

None.

i) Term of the relationship

See item e)

j) Termination or extinction conditions

None.

k) When the relationship is a loan or other type of debt, please also state:

I - Nature of and reasons for the transaction

II - Interest rate charged

None.

16.3. With respect to each of the transactions or group of transactions mentioned in item 16.2 above that took place in the previous year: a) identify the measures taken to address conflicts of interest; and b) show the strictly commutative nature of the agreed-upon conditions or the proper compensatory payment

The consolidated transactions presented in Item 16.2, base date December 31, 2013, between Itaú Unibanco Holding S.A. and related parties were carried out at amounts, rates and terms that are usual in the market, on an arm’s length basis, and, therefore, they do not give rise to any benefit or loss for the parties, particularly:

•	Demand Deposits – there is no remuneration;

•	Interbank Deposits – rates and terms agreed upon are similar to those applied to transactions in the market;

•	Securities – rates and terms agreed upon are similar to those used in the market;

•	Repurchase Agreements – the rates used are similar to those used in transactions with third parties;

•	Data Processing Expenses (Itautec) – these refer to expenses with specialized technical assistance and maintenance of equipment, and the prices applied are similar to market prices;

•	Donations – made in compliance with the entities’ respective bylaws and social projects to be implemented;

•	Rental expenses – in accordance with the usual market practices, subject to annual adjustment at the variation of IGPM/FGV (general market price index published by Fundação Getúlio Vargas);

•	Amounts payable to related companies – price adjustment related to the purchase of investment the variation of which is reflected in accordance with the change in the market value of the purchased investment;

•	Revenue / Expenses from the Provision of Services – services of custody, brokerage and portfolio management;

•	Agreement for the Apportionment of Common Costs – use of the conglomerate’s common structure.

303

ITEM 17 - CAPITAL

17.1. Prepare a table containing the following information on capital:

	Authorized capital	Issued capital	Subscribed capital	Paid-up capital	Term for the payment of capital that has not yet been paid up	Date of last authorization
In Brazilian reais	-	75,000,000,000.00	75,000,000,000.00	75,000,000,000.00	-	04/23/2014
In shares	7,260,000,000	5,530,832,681	5,530,832,681	5,530,832,681	-	-
Common shares	3,630,000,000	2,770,036,544	2,770,036,544	2,770,036,544	-	-
Preferred shares	3,630,000,000	2,760,796,137	2,760,796,137	2,760,796,137	-	-

304

17.2 – Capital Increases

See item 17.5.

305

17.3 - Information on splits, reverse splits and bonus shares

	Number of shares before approval (Unit)			Number of shares after approval (Unit)
Date	Number of common	Number of preferred	Number of total	Number of common	Number of preferred	Number of total
Approval	shares	shares	shares	shares	shares	shares
Reverse splits
04/25/2011	2,289,286,400	2,281,649,700	4,570,936,100	22,892,864	22,816,497	45,709,361

Splits
04/25/2011	22,892,864	22,816,497	45,709,361	2,289,286,400	2,281,649,700	4,570,936,100

Bonuses
04/19/2013	2,289,286,400	2,281,649,700	4,570,936,100	2,518,215,040	2,509,814,670	5,028,029,710

Bonuses
04/23/2014	2,518,215,040	2,509,814,670	5,028,029,710	2,770,036,544	2,760,796,137	5,530,832,681

306

17.4 – Information on capital reduction

Justification for not filling in the table:

No capital reduction.

307

17.5. – Other relevant information

I – Supplementary information related to changes in the Company’s capital that took place in the past three years

Item 17.2 – Capital increases

Date of resolution	Body that resolved on the increase	Date of issue	Total amount of increase		Number of securities issued	issue price	Payment method	Criteria	Private or public subscription	% in relation to last capital
04/19/2013	Stockholders’ Meeting		R$	15,000,000,000.00	2,518,251,040 book-entry common shares 2,509,814,670 book-entry preferred shares	32,816035	Reserve capitalization and share bonus	N/A	N/A	33.33
04/19/2013	Stockholders’ Meeting		R$	15,000,000,000.00	2.770.036.544 book-entry common shares 2.760.796.137 book-entry preferred shares	29,832759	Reserve capitalization and share bonus	N/A	N/A	25.00

II – Cancellation of shares in treasury

- The Annual and Extraordinary Stockholders’ Meeting held on April 25, 2011, resolved to cancel 75 common shares and 44 preferred shares issued by the company and held in treasury, without a reduction in capital, which is now represented by 4,570,936,100 book-entry shares with no par value, being 2,289,286,400 common shares and 2,281,649,700 preferred shares.

308

III – Reverse Split and Concurrent Split of Shares

On April 25, 2011, our shareholders approved the reverse split of common and preferred shares at the proportion of 100 shares to one share of the same type, in order to adjust our shareholding basis to reduce administrative costs and increase the efficiency of our book-entry system. Our shareholders also approved the concurrent split of one share into 100 shares, aiming at maintaining the market prices of these shares at a proper level to ensure their liquidity. This transaction was approved by the Central Bank of Brazil and was concluded on November 21, 2011.

IV - Bonus Shares

At an extraordinary general meeting held on April 23, 2014, our stockholders approved the increase in capital stock in the amount of R$ 15,000,000,000.00 (fifteen billion reais), the said capital stock increasing from R$ 60,000,000,000.00 (sixty billion reais) to R$ 75,000,000,000.00 (seventy-five billion reais), through the capitalization of values posted to the Revenue Reserves –Statutory Reserves of issuer.

The capital increase will be effected through a bonus in shares with the issue of 502,802,971 new book entry shares, without par value, being 251,821,504 common and 250,981,467 preferred shares, which shall be granted to the holders of shares as a bonus in the proportion of 1 (one) new share of the same type for each 10 (ten) shares held, the shares held as treasury stock also to enjoy bonus rights; There will be no change in the distribution of dividends policy as a result of this approval. The transaction was approved by the Central Bank on May 19, 2014.

309

ITEM 18 - SECURITIES

18.1. Rights of shares

Type of shares or CDA (share deposit certificate)	Common
Tag - Along	80%

Right to dividends	Shareholders are entitled to receive as mandatory dividend, in each year, a minimum amount of 25% of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in subitems “a” and “b” of item I of Article 202 of Brazilian Corporate Law and in compliance with items II and III of the same legal provision.

The preferred shares shall confer their holders priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

After the priority payment of dividend to preferred shareholders, a dividend shall be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

Voting rights	Full

Convertibility	No

Rights to capital reimbursement	Yes

Description of capital reimbursement characteristics	In the case of the liquidation of the issuer, the shareholders will receive payments related to reimbursement of capital, in proportion to their interests in capital, after the payment of all of the issuer’s obligations.

In accordance with Articles 45 and 137 of Brazilian Corporate Law, the shareholders that dissent from the resolutions approved in Stockholders’ Meeting may leave the issuer, upon reimbursement of the amount of their shares, in which cases the reimbursement will be based on the book value of the share.

Restriction on Outstanding Securities	No

Conditions for changing the rights assured by such securities	There are no requirements in the Bylaws additional to those existing in the law that change the rights assured by the securities issued by the issuer.

Other relevant characteristics	None.

310

Type of shares or CDA (share deposit certificate)	Preferred
Tag-Along	80%

Right to dividends	Shareholders are entitled to receive as mandatory dividend, in each year, a minimum amount of 25% of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in subitems “a” and “b” of item I of Article 202 of Brazilian Corporate Law and in compliance with items II and III of the same legal provision.

The preferred shares shall confer their holders priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

After the priority payment of dividend to preferred shareholders, a dividend shall be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

Voting rights	None (except in accordance with Article 111, paragraph 1 of the Brazilian Corporate Law)

Convertibility	No

Rights to capital reimbursement	Yes

Description of capital reimbursement characteristics	In the case of the liquidation of the issuer, the shareholders will receive payments related to reimbursement of capital, in proportion to their interests in capital, after the payment of all of the issuer’s obligations.

In accordance with Articles 45 and 137 of Brazilian Corporate Law, the shareholders that dissent from the resolutions approved in Stockholders’ Meeting may leave the issuer, upon reimbursement of the amount of their shares, in which cases the reimbursement will be based on the book value of the share.

Restriction on Outstanding Securities	No

Conditions for changing the rights assured by such securities	There are no requirements in the Bylaws additional to those existing in the law that change the rights assured by the securities issued by the issuer.

Other relevant characteristics	None.

18.2. Describe, if applicable, the statutory rules that limit the voting rights of significant shareholders or that force them to carry out a public offering.

None.

18.3. Describe exceptions and suspension clauses related to equity or political rights provided for in the Bylaws.

None.

311

18.4. Trading volume, and the highest and  lowest prices of securities traded

2013
Quarter	Security	Class	Market	Administrative entity	Trading volume (reais)		Highest price (reais)		Lowest price (reais)		Price factor
03/31/2013	Shares	Preferred	Stock Market	BM&FBOVESPA S.A.	R$	17,804,402,662	R$	33.66	R$	29.92	R$	per unit
06/30/2013	Shares	Preferred	Stock Market	BM&FBOVESPA S.A.	R$	21,684,079,154	R$	33.44	R$	27.31	R$	per unit
09/30/2013	Shares	Preferred	Stock Market	BM&FBOVESPA S.A.	R$	21,771,379,155	R$	32.78	R$	25.84	R$	per unit
12/31/2013	Shares	Preferred	Stock Market	BM&FBOVESPA S.A.	R$	18,285,950,232	R$	34.71	R$	30.54	R$	per unit
03/31/2013	Shares	Common	Stock Market	BM&FBOVESPA S.A.	R$	504,856,255	R$	33.31	R$	28.27	R$	per unit
06/30/2013	Shares	Common	Stock Market	BM&FBOVESPA S.A.	R$	389,670,905	R$	33.02	R$	27.85	R$	per unit
09/30/2013	Shares	Common	Stock Market	BM&FBOVESPA S.A.	R$	212,253,152	R$	31.45	R$	26.60	R$	per unit
12/31/2013	Shares	Common	Stock Market	BM&FBOVESPA S.A.	R$	189,536,879	R$	32.84	R$	28.35	R$	per unit

2012
Quarter	Security	Class	Market	Administrative entity	Trading volume (reais)		Highest price (reais)		Lowest price (reais)		Price factor
03/31/2012	Shares	Preferred	Stock Market	BM&FBOVESPA S.A.	R$	16,891,847,440	R$	38.94	R$	33.50	R$	per unit
06/30/2012	Shares	Preferred	Stock Market	BM&FBOVESPA S.A.	R$	19,578,111,951	R$	35.58	R$	26.73	R$	per unit
09/30/2012	Shares	Preferred	Stock Market	BM&FBOVESPA S.A.	R$	18,689,491,909	R$	35.60	R$	27.55	R$	per unit
12/31/2012	Shares	Preferred	Stock Market	BM&FBOVESPA S.A.	R$	15,239,283,801	R$	34.47	R$	28.19	R$	per unit
03/31/2012	Shares	Common	Stock Market	BM&FBOVESPA S.A.	R$	443,515,656	R$	33.30	R$	27.63	R$	per unit
06/30/2012	Shares	Common	Stock Market	BM&FBOVESPA S.A.	R$	383,615,183	R$	30.93	R$	24.30	R$	per unit
09/30/2012	Shares	Common	Stock Market	BM&FBOVESPA S.A.	R$	347,499,397	R$	30.34	R$	24.59	R$	per unit
12/31/2012	Shares	Common	Stock Market	BM&FBOVESPA S.A.	R$	328,952,263	R$	32.44	R$	25.72	R$	per unit

2011
Quarter	Security	Class	Market	Administrative entity	Trading volume (reais)		Highest price (reais)		Lowest price (reais)		Price factor
03/31/2011	Shares	Preferred	Stock Market	BM&FBOVESPA S.A.	R$	15,431,725,536	R$	40.65	R$	34.17	R$	per unit
06/30/2011	Shares	Preferred	Stock Market	BM&FBOVESPA S.A.	R$	14,403,746,267	R$	39.47	R$	34.00	R$	per unit
09/30/2011	Shares	Preferred	Stock Market	BM&FBOVESPA S.A.	R$	20,802,937,277	R$	36.89	R$	25.15	R$	per unit
12/31/2011	Shares	Preferred	Stock Market	BM&FBOVESPA S.A.	R$	16,565,346,971	R$	34.97	R$	27.51	R$	per unit
03/31/2011	Shares	Common	Stock Market	BM&FBOVESPA S.A.	R$	631,355,713	R$	32.14	R$	27.76	R$	per unit
06/30/2011	Shares	Common	Stock Market	BM&FBOVESPA S.A.	R$	522,977,811	R$	32.63	R$	28.90	R$	per unit
09/30/2011	Shares	Common	Stock Market	BM&FBOVESPA S.A.	R$	413,841,261	R$	31.04	R$	21.51	R$	per unit
12/31/2011	Shares	Common	Stock Market	BM&FBOVESPA S.A.	R$	301,182,834	R$	29.41	R$	24.20	R$	per unit

18.5. Describe securities issued other than shares, indicating:

The other securities issued by Itaú Unibanco Holding S.A. are described in Section 18.10.

18.6. Brazilian markets in which the issuer’s securities are admitted for trading

The shares of Itaú Unibanco were listed for trading on BM&FBOVESPA on March 24, 2003, in substitution of the securities issued by ITAUBANCO, which had been traded since October 20, 1944.

In line with our historical commitments to transparency, corporate governance and the strengthening of capital markets, Itaú Unibanco is among the first companies that spontaneously signed up to the Differentiated Corporate Governance Index of BM&FBOVESPA – Level I on June 22, 2001.

312

18.7. With respect to each class and type of security admitted for trading in foreign markets, please indicate:

	ITUB (ADS American Depositary Share	ITB4 (CEDEAR Certificates of Deposits Argentines)	Medium-Term Note Program – Serie Notes No. 1
a. Country	United States of America	Argentina	Grand Duchy of Luxembourg
b. market	New York Stock Exchange	Buenos Aires Stock Exchange	Luxembourg Stock Exchange
c. managing entity of the market in which the securities are admitted for trading	U.S. Securities and Exchange Commission	Comisión Nacional de Valores	Commission de Surveillance du Secteur Financier
d. date of admission for trading	May 31, 2001	April 28, 1998	Depending on the issue
e. if applicable, indicate the trading segment	Level II	-	Euro MTF
f. date the securities were first listed in the trading segment	February 21, 2002	April 28, 1998	Depending on the issue
g. percentage of trading volume abroad in relation to total trading volume of each class and type in the previous year	51% (1)	0%	N/A
h. if applicable, proportion of deposit certificates issued abroad in relation to each class and type of shares	37% (2)	0.001%(2)	N/A
i. if applicable, depository bank	The Bank of New York Mellon	Banco Itaú Buen Ayre	The Bank of New York Mellon
j. if applicable, custodian institution	Itaú Unibanco Holding S.A.	Itaú Unibanco Holding S.A.	The Bank of New York Mellon

(1) Total volume of ADSs traded in relation to the total volume of preferred shares traded in 2013.

(2) Balance of ADSs or CEDEARs in relation to the preferred shares of capital stock outstanding on December 31, 2013.

In the United States

Our preferred shares have traded on the NYSE, under the symbol “ITUB” in the form of American Depositary Shares, or ADSs, since February 21, 2002, in compliance with NYSE and SEC requirements. These requirements include disclosure of financial statements in IFRS since 2011 and compliance with U.S. legislative requirements, including the Sarbanes-Oxley Act of 2002.

Each ADS represents one preferred share. The ADSs are evidenced by American Depository Receipts, or ADRs, issued by The Bank of New York Mellon, as depositary, under a Deposit Agreement, dated May 31, 2001, as amended.

An investor may hold the ADSs directly, registered under his or her name, or indirectly, through a broker or another financial institution. The holders of our ADSs do not have the same rights as our shareholders and the depositary and holders of corresponding shares in Brazil. The deposit agreement determines the rights and obligations of the ADS holders and is governed by New York law.

In the event of a capital increase that maintains or increases the proportion of our capital represented by preferred shares, the holders of ADSs, except as described above, have preemptive rights to subscribe only to newly issued preferred shares. In the event of a capital increase that reduces the proportion of capital represented by preferred shares, the holders of ADSs, except as described above, have preemptive rights to preferred shares in proportion to their interests and to common shares only to the extent necessary to prevent dilution of their interests.

In Argentina

We also issue Argentine Certificates of Deposits (CEDEAR), which represent shares of foreign companies traded in Argentina. Our CEDEARs are backed by our preferred shares and they are traded at the Buenos Aires Stock Exchange (BCBA), which is a not-for-profit self-regulatory private association.

The BCBA is responsible for registering business and publishing quotations and volume of transactions. Its inspection authority permits, among other measures, the suspension of the trading session whenever it is deemed to be necessary to control or prevent unusual variations in quotations.

18.8. Describe the public offerings for distribution carried out by the issuer or third parties, including parent companies and affiliated and subsidiary companies, related to the issuer’s securities

None.

18.9. Describe the public offerings for acquisition carried out by the issuer related to shares issued by third parties

Tender offer for the acquisition of Redecard shares

On February 7, 2012, Itaú Unibanco Holding announced its intention to acquire, directly or through its subsidiaries, all of the outstanding shares of Redecard S.A. (“Redecard”), through a public tender offer (the “Tender Offer”) aimed at cancelling Redecard’s authorization as a publicly-held company registered with the CVM. The Tender Offer targeted the acquisition of common shares of Redecard corresponding to approximately 50% of the total capital stock. On April 12, 2012, Itaú Unibanco Holding confirmed that the price to be paid in cash would be R$35.00 per share (the “Tender Offer Price”). The Tender Offer was successfully completed on September 24, 2012.

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As a result of the auction, Itaú Unibanco Holding acquired, through its subsidiary Banestado Participações, Administração e Serviços Ltda. (“Banestado”), 298,989,137 common shares of Redecard, representing 44.4% of Redecard’s share capital, bringing the total amount of common shares owned by us to 94.4% of Redecard’s total capital stock. On October 18, 2012, Redecard´s registration as a publicly-held company was cancelled. In December 2012, the Issuer started to hold, through its affiliates, 100.0% of Redecard shares. The shares were purchased at the Tender Offer Price for a total amount of R$11,752 million (including the Tender Offer). The difference between the amount paid and the amount corresponding to the minority interest was directly recognized in the Consolidated Stockholders’ Equity under revenue reserve amounting to R$11,151 million restated up to December 31, 2012, which net of taxes totaled R$7,360 million. For further information, see Note 2-c of the Financial Statements.

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18.10 – Other information considered relevant

18.5 Describe securities issued other than shares, indicating:

Note Program of Itaú Unibanco Holding S.A. (Medium-Term Note Program)

On March 29, 2010, the Medium-Term Note Program (“Program”) of Itaú Unibanco Holding S.A., acting through its head office in Brazil or by means of its branch in the Cayman Islands (“Issuer”), was launched. Below is a description of: (i) the first issue of Subordinated Notes, (ii) the second issue of Subordinated Notes, (iii) the third issue of Unsecured Notes, (iv) the reopening of second issue of Subordinated Notes, (v) the fourth issue of Subordinated Notes, (vi) the reopening of fourth issue of Subordinated Notes, (vii) the fifth issue of Subordinated Notes; (viii) the sixth issue of the Subordinated Notes, and (ix) the seventh issue of Subordinated Notes, all issued within the scope of the Program.

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a. Identification of the Security: Medium-Term Notes (“Notes”)

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Amount: US$1,000,000,000.00

d. Issue Date: April 15, 2010.

e. Restrictions on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the buyer, of a declaration to the transfer agent of compliance with legislation applicable to the Notes

f. Convertibility: Not applicable.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is April 15, 2020.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

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The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months.

Guarantees: None. Subordinated Notes. In the event of liquidation, holders of Notes will receive after all other creditors special, with real and other unsecured creditors are treated guarantees.

Type: Subordinated. See item “J” – Other relevant characteristics.

Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debts: Not applicable.
•	the issue of new securities: Not applicable.

Trustee, indicating the main terms of the agreement: The Bank of New York Mellon will act as a Trustee of the holders of the Subordinated Notes, in accordance with the Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, on a non-profit basis.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

Second Issue

a. Identification of the Security: Medium-Term Notes (“Notes”)

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Amount: US$1,000,000,000.00

d. Issue Date: September 23, 2010.

e. Restriction on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the buyer, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

f. Convertibility: Not applicable.

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g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

 Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

 h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is January 22, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes, of whose interest rate is 5.75% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 10, beginning January 22, 2011.

Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debts: Not applicable.
•	the issue of new securities: Not applicable.

Trustee, indicating the main terms of the agreement: The Bank of New York Mellon will act as a Trustee of the holders of the Subordinated Notes, in accordance with the Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, on a non-profit basis.

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i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

j. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 29, 2010. The first day of listing of the Notes was September 23, 2010.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

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Third Issue

a. Identification of the Security: Medium-Term Notes (“Notes”)

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Amount: R$500,000,000.00

d. Issue Date: November 23, 2010.

e. Restriction on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the buyer, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

f. Convertibility: Not applicable.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

The Notes may not be early redeemed at the holders’ discretion.

In the event above, the Notes will be cancelled.

Formula for the Calculation of the Redemption Amount:

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00, calculated using for conversion of the value denominated in Brazilian reais to U.S. dollars the R$/US$ conversion rate as calculated by the Central Bank of Brazil and announced through the SISBACEN system, PTAX800 transaction, option 5 (“PTAX”).

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is November 23, 2015.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

Should the Issuer (a) suspend payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend payment or be unable to honor payments of its debts, (iii) propose a plan of judicial recuperation or bankruptcy or promote any other action which implies an amendment to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days as from being proposed

In the case of any of the events (a), (b) and (c) above, an event of delinquency will only occur should the aggregate amount of the Debt in question – in relation to which any of the events mentioned in the above items has occurred – be equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter.

Note Holders representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity

Interest:

These are fixed-rate Notes, of which interest rate is 10.50% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 23 and November 23, beginning May 23, 2011.

Guarantees: Not applicable.

Type: Unsecured

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Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debts: Not applicable.
•	the issue of new securities: Not applicable.

Trustee, indicating the main terms of the agreement: The Bank of New York Mellon will act as a Trustee of the holders of the Notes, in accordance with the Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, on a non-profit basis.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with an allowed corporate restructuring process; (viii) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible.

j. Other relevant characteristics: The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations.

The Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Notes are issued solely as book-entry notes.

The Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and Morgan Stanley & Co. Incorporated.

An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 29, 2010. A request for the listing of the Notes in the official trading list of the Euro MTF market of the Luxembourg Stock Exchange will be filed.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

Reopening of the Second Issue

a. Identification of the Security: Medium-Term Notes (“Notes”)

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Amount: US$250,000,000.00, being the second issue total amount, jointly with the first series, US$1,250,000,000.00. See item “J” – Other relevant characteristics.

d. Issue Date: January 31, 2011.

e. Restriction on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

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The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the buyer, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

f. Convertibility: Not applicable.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is January 22, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes, of whose interest rate is 5.75% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 10, beginning January 22, 2011.

Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debts: Not applicable.
•	the issue of new securities: Not applicable.

322

Trustee, indicating the main terms of the agreement: The Bank of New York Mellon will act as a Trustee of the holders of the Subordinated Notes, in accordance with the Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, on a non-profit basis.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

j. Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes described herein were issued and distributed by reopening the second issue of Notes and are the second series of the second issue of Notes under the Trust Deed. The Notes issued in the first series and the Notes issued in the second series of the second issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 12, 2011.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 29, 2010. The first day of listing of the Notes of the second series of the second issue was January 31, 2011. The first day of listing of the Notes of the first series of the second issue was September 23, 2010.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

323

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

324

Fourth Issue

a. Identification of the Security: Medium-Term Notes (“Notes”)

b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 on.

c. Amount: US$500,000,000.00

d. Issue Date: June 21, 2011.

e. Restriction on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the buyer, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

f. Convertibility: Not applicable.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is December 21, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning December 21, 2011.

Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

325

Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debts: Not applicable.
•	the issue of new securities: Not applicable.

Trustee, indicating the main terms of the agreement: The Bank of New York Mellon will act as a Trustee of the holders of the Subordinated Notes, in accordance with the Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, on a non-profit basis.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

j. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3.444.

The Subordinated Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Banco Itaú BBA International S.A. – London Branch and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was June 21, 2011.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

326

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

327

Reopening of the Fourth Issue

a. Identification of the Security: Medium-Term Notes (“Notes”)

b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 on.

c. Amount: US$550,000,000.00, being the fourth issue total amount, jointly with the first series, US$1,050,000,000.00. See item “J” – Other relevant characteristics.

d. Issue Date: January 24, 2012.

e. Restriction on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the buyer, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

f. Convertibility: Not applicable.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is December 21, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes, whose interest rate is 6.20% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning June 21, 2012.

Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

328

Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debts: Not applicable.
•	the issue of new securities: Not applicable.

                           Trustee, indicating the main terms of the agreement: The Bank of New York Mellon will act as a Trustee of the holders of the Subordinated Notes, in accordance with the Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, on a non-profit basis.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

j. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3.444.

The Subordinated Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes described herein were issued and distributed by reopening the fourth issue of Notes and are the second series of the fourth issue of Notes under the Trust Deed. The Notes issued in the first series and the Notes issued in the second series of the fourth issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 04, 2012.

Of the total amount of the second series of the fourth issue of Subordinated Notes, US$50,000,000.00 come from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Itaú BBA USA Securities, Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the second series of the fourth issue was January 24, 2012. The first day of listing of the Subordinated Notes of the first series of the fourth issue was June 21, 2011.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

329

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

330

Fifth Issue

a. Identification of the Security: Medium-Term Notes (“Notes”)

b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 on.

c. Amount: US$1,250,000,000.00

d. Issue Date: March 19, 2012.

e. Restriction on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the buyer, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

f. Convertibility: Not applicable.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is March 19, 2022.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes, whose interest rate is 5.65% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will accrue on the nominal value of each Note, from the day of the issuance of the Notes and will be payable semiannually on March 19 and September 10, beginning September 19, 2012.

Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

331

Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debts: Not applicable.
•	the issue of new securities: Not applicable

                          Trustee, indicating the main terms of the agreement: The Bank of New York Mellon will act as a Trustee of the holders of the Subordinated Notes, in accordance with the Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, on a non-profit basis.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

j. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Itaú BBA Securities, Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2011.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

332

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

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Sixth Issue

a. Identification of the Security: Medium-Term Notes (“Notes”)

b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00.

c. Amount: US$1,370,000,000.00

d. Issue Date: August 06, 2012.

e. Restriction on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the buyer, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

f. Convertibility: Not applicable.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is August 06, 2022.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes, whose interest rate is 5.50% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on February 06 and August 06, beginning February 06, 2013.

Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

334

Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debts: Not applicable.
•	the issue of new securities: Not applicable.

                      Trustee, indicating the main terms of the agreement: The Bank of New York Mellon will act as a Trustee of the holders of the Subordinated Notes, in accordance with the Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, on a non-profit basis.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

j. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

Of the total amount of the sixth issue of Subordinated Notes, US$125,000,000.00 come from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Itaú BBA Securities, Inc., J.P. Morgan Securities LLC and Standard Chartered Bank. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was August 06, 2012.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

335

Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer

Seventh Issue

a. Identification of the Security: Medium-Term Notes (“Notes”)

b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00.

c. Amount: US$1,870,000,000.00

d. Issue Date: November 13, 2012.

e. Restriction on Outstanding Securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the buyer, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

f. Convertibility: Not applicable.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

I. Maturity, including early maturity conditions

The maturity date of the Notes is May 13, 2023.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

336

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes, whose interest rate is 5.125% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 13 and November 13, beginning May 13, 2013.

Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: Not applicable.
•	the disposal of certain assets: Not applicable.
•	the contracting of new debts: Not applicable.
•	the issue of new securities: Not applicable.

                       Trustee, indicating the main terms of the agreement: The Bank of New York Mellon will act as a Trustee of the holders of the Subordinated Notes, in accordance with the Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, on a non-profit basis.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

j. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

Of the total amount of the seventh issue of Subordinated Notes, US$170,000,000.00 come from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes.

337

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Banco Itaú BBA International, S.A. – London Branch, BB Securities Ltd., J.P. Morgan Securities LLC and Santander Investment Securities Inc. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was November 13, 2012.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

338

ITEM 19 - REPURCHASE PLANS AND TREASURY SECURITIES

19.1. With respect to the share repurchase plan, supply the following information:

Date of resolution	Repurchase period	Reserves and profits available (R$)	Share type	Class	Number of shares provided for (units)	% in relation to outstanding shares	Number of shares acquired/ approved (units)	Average purchase price	Quoting factor		% of shares acquired
Other characteristics
12/13/2013	16/12/2013	0	Common		13,700,000	5.776171	0	0	R$	per unit	0
	to				86,300,000	3.558339	0	0
	12/15/2014		Preferred								0
									R$	per unit

10/22/2012	11/05/2012	0	Common		13,700,000	6.366662	0	0	R$	per unit	0
	to				86,300,000	3.896135	23,500,000	28.18			27.230591
	11/04/2013		Preferred						R$	per unit
Capital reserve/Reserve for goodwill on the issue of shares and Revenue reserve/Reserve for Working Capital

10/31/2011	11/04/2011	5,252,709,239.21	Common		9,000,000	4.182477	0	0	R$	per unit	0
	to				56,700,000	2.570701	4,300,000	28.45			7.583774
	11//05/2012		Preferred						R$	per unit

Capital reserve/Reserve for goodwill on the issue of shares and Revenue reserve/Reserve for Working Capital

19.2 Changes in securities held in treasury

Due to the bonus shares carried out in fiscal year 12/31/2013 we provide a line stating the event. Due to the limitations of Empresas.Net system, we present the information in item 19.4 of this item.

19.3. With respect to the securities held in treasury at the end of the previous year, please indicate, in a table, specifying kind, class and type:

Share class and type	Number	Weighted average acquisition purchase price (in R$)		Acquisition date(s)	% in relation to outstanding securities of the same class and type
Common shares	2,310	R$	9.65	January 2009	0.0%
Preferred shares	68,867,010	R$	28.18	From June to September 2013	2.8%

339

19.4. Supply other information that the issuer may deem relevant.

        In addition to item 19.2, we present the movement of the securities held in treasury, as follow:

12/31/2013

Common
Changes	Number (units)	Total amount (R$ reais)		Weighted average price (R$ reais)
Opening balance	2,100	R$	20,257.27	R$	9.65
Acquisition	-	R$	-	R$	-
Disposal	-	R$	-	R$	-
Bonus	210	R$	-	R$	-
Closing balance	2,310	R$	20,257.27	R$	8.77

Preferred
Changes	Number (units)	Total amount (R$ reais)		Weighted average price (R$ reais)
Opening balance	52,554,239	R$	1,523,480,235.87	R$	28.99
Acquisition	23,500,000	R$	662,214,810.44	R$	28.18
Disposal	(11,894,136)	R$	331,283,096.85	R$	-
Bonus	4,706,907	R$	-	R$	-
Closing balance	68,867,010	R$	1,854,411,949.46	R$	26.93

12/31/2012

Common
Changes	Number (units)	Total amount (R$ reais)		Weighted average price (R$ reais)
Opening balance	2,100	R$	20,257.27	R$	9.65
Acquisition	-	R$	-	R$	-
Disposal	-	R$	-	R$	-
Cancellations	-	R$	-	R$	-
Closing balance	2,100	R$	20,257.27	R$	9.65

Preferred
Changes	Number (units)	Total amount (R$ reais)		Weighted average price (R$ reais)
Opening balance	57,293,971	R$	1,663,541,667.22	R$	29.04
Acquisition	4,300,000	R$	122,333,774.85	R$	28.45
Disposal	-9.039.732	R$	262,395,206.20	R$	-
Cancellations	-	R$	-	R$	-
Closing balance	52,554,239	R$	1,523,480,235.87	R$	28.99

12/31/2011

Common
Changes	Number (units)	Total amount (R$ reais)		Weighted average price (R$ reais)
Opening balance	2,202	R$	21,241.22	R$	9.65
Acquisition	-	R$	-	R$	-
Disposal	-27	R$	260.46	R$	-
Cancellations	-75	R$	723.49	R$	-
Closing balance	2,100	R$	20,257.27	R$	9.65

Preferred

Changes	Number (units)	Total amount (R$ reais)		Weighted average price (R$ reais)
Opening balance	26,566,015	R$	628,555,583.25	R$	23.66
Acquisition	40,970,900	R$	1,302,639,320.17	R$	31.79
Disposal	10.242.900	R$	267,651,958.65	R$	-
Cancellations	44	R$	1,277.55	R$	-
Closing balance	57,293,971	R$	1,663,541,667.22	R$	29.04

340

As additional information to item 19.3, the weighted average purchase price of the common and preferred shares was determined based on the last acquisition of the corresponding class of share.

As regards common shares, the last acquisition occurred in January 2009, and the weighted average purchase price was R$9.65.

As regards preferred shares, the last acquisition occurred in the period between June and September 2013, and the weighted average purchase price was R$28.18.

341

ITEM 20 - SECURITIES TRADING POLICY

20.1. Indicate whether the issuer has adopted a trading policy for the securities issued by it through direct or indirect controlling shareholders, officers, members of the Board of Directors, the Fiscal Council or of any body created by a statutory provision, that performs technical or advisory functions, stating:

We are subject to the rules established in CVM Instruction No. 358/02, regarding the trading of marketable securities issued by us. Additionally, although it has never been compulsory, since 2002 we adopted a policy in this respect, which resulted in even more restrictive rules than those required by the regulatory body itself (CVM). We also rely on an internal compliance team whose activities include the monitoring of transactions by those that adhere to the policy on the securities issued by us.

Moreover, we have a Disclosure and Trading Committee (originating from the unification in 2006 of the Disclosure Committee and Trading Committee, both created in 2002), whose main duty is to manage the Trading Policy for Securities Issued by Itaú Unibanco Holding S.A. (“Trading Policy”) and the Disclosure Policy for Material Acts of Facts (“Disclosure Policy”).

Besides the regulation of the Trading Policy and internal structure, some departments, because they have access to client information, have policies that are even more specific and strict in order to avoid the undue use of insider information to obtain personal advantage.

a) Date of approval

The current Trading Policy was created in 2002, taking into consideration that its provisions are constantly reviewed to ensure that they are in line with the best corporate governance practice. The latest change was made on July 23, 2012.

b) Insiders

For the purpose of the Trading Policy, insiders are: (i) direct or indirect controlling shareholders, officers, members of the Board of Directors, Fiscal Council and any body created by a statutory provision that performs technical or advisory functions; (ii) members of the statutory bodies of companies in which we are the only controlling shareholder; (iii) management members who resign from our management or the management of companies of which we are the only controlling shareholder, over a period of six months after the resignation date; (iv) anybody who, in view of their job, duty or position in Itaú Unibanco Holding, our parent company, or our subsidiary or affiliated companies, is aware of material information; (v) the spouse or partner and any other dependant included in the annual income tax return of people barred from trading, indicated in items "i", "ii" and "iii"; and (vi) those who have a business, professional or trust relationship with us, such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system. In addition, the people who are equivalent to insiders are: (a) the managers of the portfolio and investment funds, companies or other institutions or entities in which the insiders are the only quotaholders or shareholders, or in which they may influence trading decisions; (b) any legal entity that is directly or indirectly controlled by insiders; and (c) any person who has had access to information on a material act or fact through any of the insiders.

We have compliance teams which, together with the officers of each department, identify persons who will be bound by the Trading Policy in view of their department or information to which they have access, and these persons are then recorded in a specific system, which currently has approximately seven thousand and three hundred (7,300) people listed (including statutorily compliant persons, their relatives, and employees with access to information).

c) Main characteristics

The Trading Policy is managed by a Disclosure and Trading Committee, the scope of which covers a range of internal actions aimed at improving information flows and upholding the ethical conduct of the management members and employees who are subscribers to the policies, in order to: (i) guarantee the transparency, quality and safekeeping of the information provided to shareholders, investors, the press, government authorities and other capital markets entities, (ii) observe and apply the criteria established by the policies, so that our management members, shareholders, controlling shareholders and employees, as well as third parties who have a professional or trust relationship with us follow the ethical and legal standards for trading our securities or the values to which they adhere, (iii) evaluate the guidelines and procedures of our trading policy and those that will be followed in the disclosure of material act or fact, and the maintenance of confidentiality of information, as established by our disclosure policy, as well as analyzing in advance the content of press releases, (iv) regulate the adherence of management members and other employees of the Conglomerate to our policies, and (v) examine any breaches of our policies, announcing possible infringements to the Board of Directors and the Ethics Committee, as applicable.

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d) Provision for black-out periods and description of the procedures adopted to inspect trading in such periods

Insiders, in addition to the restrictions set out in CVM Instruction No. 358/02, may not:

1) Trade securities issued by any company of the Itaú Unibanco Conglomerate or connected to them, from the acknowledgement date to the disclosure date of a material act or fact.

2) Trade the securities mentioned in item 1 above during black-out periods, which can be determined by the Investor Relations Officer regardless of any justification or existence of a material act or fact that not yet been disclosed.

3) Trade during the period between the decision made by the proper official body of the company to increase capital, distribute dividends, pay share bonus or its derivatives or approve a share split, and the publication of the respective notices or announcements.

3) Sell securities of any company of the Itaú Unibanco Conglomerate before the end of a period of 180 days of their purchase or sale (except if within the stock option plan, stock-based compensation program, dividend reinvestment program, the exercise of preemptive rights to subscription related to shares previously purchased or private negotiations between insiders).

4) Trade securities issued by publicly-held companies of the Itaú Unibanco Conglomerate through intermediaries other than the securities brokers of the Itaú Unibanco Conglomerate.

5) Rent our shares or any other securities, or connected to them.

The control over these transactions, so that they do not breach the Trading Policy, is be carried out by the securities brokers of the Itaú Unibanco Conglomerate, as applicable, and they are also monitored by the compliance teams.

20.2. Supply other information that the issuer may deem relevant.

In November 2004, following a detailed national and international survey of best corporate governance practices, we became, together with Itaúsa – Investimentos Itaú S.A., the first Brazilian companies to voluntarily adopt operating rules for the trading of treasury shares. These rules were introduced to govern the trading of its own shares by the Issuer on the stock exchanges where they are traded.

In the view of our management, the adoption of these rules has brought several benefits, including the reduction of operational, financial and strategic risk, the creation of an in-house culture for these operations in the capital markets, a reduction in the possibility of market concentration or improper pricing, and the bolstering of the strategy for the repurchase of securities focused on the preservation of liquidity and value to shareholders. All this has led to greater transparency for this type of operation.

As good governance practice, we monthly report the movement of shares in the repurchase program. At present, we have a stock repurchase program in progress since December 13, 2013, when our Board of Directors authorized the purchase of up to 13,700,000 (thirteen million and seven hundred thousand) common shares and 86,300,000 (eighty-six million and three hundred thousand) preferred shares, without the reduction of capital stock value, to be held in treasury, cancelled or replaced in the market. As a result of the launch of the above-mentioned repurchase program, we disclosed, at the same date, a material fact stating that the Executive Board is empowered to establish the opportunity for the purchase of shares within these limits, so that these purchases are carried out at Stock Exchanges in the period between December 16, 2013 and December 15, 2014, at market value, using the funds available in the Capital Reserve and Revenue Reserve, and intermediated by Itaú Corretora de Valores S.A.

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ITEM 21 - INFORMATION DISCLOSURE POLICY

21.1. Describe internal standards, regulations or procedures adopted by the issuer to ensure that the information to be publicly disclosed is gathered, processed and reported accurately and promptly

As mentioned in item 20.1, we have a Disclosure and Trading Committee that manages the Disclosure Policy for Material Acts of Facts (“Disclosure Policy”) and the Trading Policy for Securities Issued by Itaú Unibanco Holding S.A. (“Trading Policy”).

One of the responsibilities of this committee is to ensure that information to be publicly disclosed is gathered, processed and reported accurately and promptly. For this purpose, its duty is to regulate the adherence of insiders to our Disclosure Policy, which has effective mechanisms for the collection of information, as well as severe sanctions in the case of non-compliance (see item 21.2 for more information on our disclosure policy).

Additionally, our Investor Relations Officer, Alfredo Egydio Setubal, is a member of the Board of Directors and Managing Vice President, and this enables him to have full access to the key decisions of the company. Some of his duties are to: (i) disclose and report to the markets and proper authorities any material act or fact occurring in or related to the our business; (ii) ensure the wide and immediate dissemination of the material act or fact; (iii) disclose the material act or fact simultaneously in all markets in which our securities are admitted for trading; (iv) provide additional clarification on the disclosure of a material act or fact to the proper authorities upon their request; and (v) inquire people who have access to material acts or facts in the event contemplated in the above sub-item or if there is an atypical oscillation in the quotation, price or quantity of our securities traded or connected to them, for the purpose of checking if they are aware of information that should be disclosed to the market.

In accordance with our Disclosure Policy, a document disclosing material acts or facts will be prepared by the Disclosure and Trading Committee, which may request the participation of the Offices involved in the transaction or business that gave rise to the material act or fact. The Disclosure and Trading Committee may also, subject to criteria of timeliness and convenience, (i) approve the disclosure of preliminary information not yet audited, related to our quarterly, semi-annual or annual results, or (ii) approve the advanced disclosure of our quarterly, semi-annual or annual results, duly audited.

The department in charge of corporate matters will disclose, under the supervision of the Investor Relations Officer, the material act or fact, on a priority and simultaneous basis: a) to the CVM, to the SEC, NYSE, to BM&FBOVESPA and, as the case may be, to other stock exchanges and entities of the organized over-the-counter markets, and b) to the market in general, by publication in newspapers of wide circulation, regularly used by us, and in the Official Gazette of the State of São Paulo.

21.2. Describe the policy for the disclosure of a material act or fact adopted by the Issuer, indicating the procedures related to the maintenance of the confidentiality of the undisclosed material information

Insiders should maintain secrecy over the information related to the material act or fact until it is disclosed to the market, as well as care for the maintenance of the secrecy.

For the purposes of the Disclosure Policy, insiders are: (i) the direct or indirect controlling shareholders, officers, members of the Board of Directors, of the Fiscal Council or of any body created by a statutory provision, that performs technical or advisory functions, (ii) the same persons in our parent company, subsidiaries under our effective management, and our affiliated companies which are aware of information related to material act or fact, (iii) our employees or of our parent company, subsidiaries under our effective management, and our affiliated companies, which, in view of their job, duty or position, are aware of information related to material fact or act, and (iv) any other person who, under any circumstance, may be aware of the material information, such as consultants, independent auditors, rating agency analysts and advisors.

In the event that the insiders resign, or no longer take part in the business or project to which the relevant information is related, they will continue to meet the duty of secrecy until this information is disclosed to the proper authorities and to the market.

Any insider who discloses by mistake a material act or fact to any person who is not an insider before it is disclosed to the market will immediately inform the Investor Relations Officer of this undue disclosure, so that the Investor Relations Officer can take the appropriate measures.

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We have mechanisms and policies in place to assure control over information, such as restrictions on the use of (i) external emails (which means that every piece of information emailed must go through the internal emails of our employees, which are constantly monitored by a specific team), (ii) mobile phones in sensitive areas (such as those dealing with capital markets), and (iii) of pen drives, compact discs and other information storage devices.

We have also implemented awareness actions, aimed at making the policies even more effective (for example, lectures on the need to keep secure documents that contain confidential information in secure places, as well as recommendations on the disposal of these documents). In addition, we have a team that periodically inspects the workplace of our employees to identify possible deficiencies in this regard. We also classify the information conveyed in and out of the bank in accordance with the confidentiality level.

We and Itaúsa – Investimentos Itaú S.A. were the first companies to adhere to the Brazilian Association of Publicly-Held Companies (“ABRASCA”) Guidebook on the Control and Disclosure of Material Information.

We will not comment on rumors about us existing in the market, unless they may significantly affect the prices of our securities.

21.3. Indicate the management members responsible for implementing, maintaining, evaluating and inspecting the information disclosure policy

The members of the Disclosure and Trading Committee are: Alexsandro Broedel Lopes, Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Caio Ibrahim David, Claudia Politanski, Fernando Marsella Chacon Ruiz, Leila Cristiane Barboza Braga de Melo and Marcelo Kopel, who was nominated to be part of these Committee in 2014, replacing Rogério Paulo Calderón Peres.

21.4. Supply other information that the issuer may deem relevant.

All relevant information was addressed in the items above.

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ITEM 22 - EXTRAORDINARY BUSINESS

22.1 Indicate the acquisition or disposal of any relevant asset that is not classified as a regular transaction in the issuer’s business

None.

22.2 Indicate significant changes in the conduct of the issuer’s business

None.

22.3 Identify the relevant agreements entered into by the issuer and its subsidiaries that are not directly related to its operating activities

None.

22.4. Supply other information that the issuer may deem relevant.

None.

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(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A.

and subsidiaries

Report of Independent Auditors on

Reference Form (CVM Instruction 480)
at December 31, 2013

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Report of Independent Auditors on

Reference Form (CVM Instruction 480/09)

To the Board of Directors

Itaú Unibanco Holding S.A.

Introduction

In connection with the audits of the financial statements of Itaú Unibanco Holding S.A. and its subsidiaries as of December 31, 2013, 2012 and 2011, on which we issued unqualified audit reports dated February 03, 2014, February 04, 2013 and February 06, 2012, respectively, we performed a review of the accounting information included in the Reference Form of Itaú Unibanco Holding S.A.

Scope of the Review

We conducted our review in accordance with NBC TA 720 – “The auditor´s responsibility relating to other information in documents containing audited financial statements” which establishes procedures to be applied in those circumstances. Our procedures comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Itaú Unibanco Holding S.A. and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the Reference Form and (b) reading the significant accounting information included in the Reference Form to assess its consistency with the audited financial statements. The accounting information included in the Reference Form is presented by the Board of Directors for the purpose of complying with Brazilian Securities Commission (CVM) Instruction 480; however, it should not be considered part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Reference Form referred to above in order that it be presented, in all material respects, in a manner consistent with the financial statements as of December 31, 2013, 2012 and 2011, taken as a whole.

São Paulo, May 22, 2014

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5